This is a confidential draft submission to the U.S. Securities and Exchange Commission on November 23, 2021 under the Securities Act of 1933, as amended. This draft registration statement has not been filed, publicly or otherwise, with the U.S. Securities and Exchange Commission and all information contained herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Kestra Medical Technologies, Ltd.

(Exact name of registrant as specified in its charter)

Bermuda	3841	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3933 Lake Washington Blvd NE, Suite 200

Kirkland, Washington 98033

(425) 279-8002

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Brian Webster

Chief Executive Officer

3933 Lake Washington Blvd NE Suite 200,

Kirkland, Washington 98033

(425) 279-8002

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Sophia Hudson, P.C. Lisa Zhang Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 Telephone: (212) 446-4800	Traci S. Umberger General Counsel and Chief Administrative Officer 3933 Lake Washington Blvd NE Suite 200 Kirkland, Washington 98033 (425) 279-8002	Patrick O’Brien Thomas J. Danielski Ropes & Gray LLP 800 Boylston Street Boston, Massachusetts 02199 Telephone: (617) 917-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

TITLE OF SECURITIES BEING REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE(1)(2)	AMOUNT OF REGISTRATION FEE(3)
Common shares, $1.00 par value per common share	$	$

(1)	Includes common shares that may be sold upon exercise of the underwriters’ over-allotment option. See “Underwriting.”

(2)	Estimated solely for purposes of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(3)	To be paid in connection with the initial public filing of this Registration Statement.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                  , 2021

PRELIMINARY PROSPECTUS

                Shares

Common Shares

This is the initial public offering of our common shares. We are selling common shares. We expect the initial public offering price to be between $        and $        per common share. Currently, no public market exists for the shares. We intend to apply to list our common shares on                 under the symbol “KMTS.”

Upon the closing of this offering, an investment fund advised by affiliates of Bain Capital, L.P. will own approximately    % of our common shares (or    % of our outstanding common shares if the underwriters exercise in full their over-allotment option). As a result, we will be a “controlled company” within the meaning of the applicable listing rules of        . See “Management—Controlled Company Exception” and “Principal Shareholder.”

We are an “emerging growth company” and a “smaller reporting company” as defined under the federal securities laws and, under applicable Securities and Exchange Commission (“SEC”) rules, we have elected to comply with certain reduced public company reporting and disclosure requirements. See “Summary—Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”

Investing in our common shares involves risks that are described in the “Risk Factors” beginning on page 19 of this prospectus.

	PER SHARE	TOTAL
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	We refer you to the section titled “Underwriting” for additional information regarding underwriter compensation.

We have granted the underwriters an over-allotment option for a period of 30 days from the date of this prospectus to purchase up to                  additional common shares. If the underwriters exercise in full their over-allotment option, the total underwriting discounts and commissions payable by us will be $         and the total proceeds to us, before expenses, will be $         .

Neither the Securities and Exchange Commission in the United States nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The Bermuda Monetary Authority has given general permission under the Exchange Control Act 1972 (and its related regulations) for the issue and transfer of our common shares that are the subject of this offering to and between residents and non-residents of Bermuda, for exchange control purposes, provided our shares remain listed on an appointed stock exchange, which includes                . In granting such general permission the Bermuda Monetary Authority does not accept any responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this prospectus.

The common shares will be ready for delivery on or about                 , 2021.

BofA Securities

The date of this prospectus is                  , 2021

We are responsible for the information contained in this prospectus and in any free writing prospectus we prepare or authorize. We have not, and the underwriters have not, authorized anyone to provide you with different information, and we and the underwriters take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the cover of this prospectus.

Persons who come into possession of this prospectus and any applicable free writing prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any such free writing prospectus applicable to that jurisdiction.

i

BASIS OF PRESENTATION

Kestra Medical Technologies, Ltd., the issuer in this offering, was incorporated on May 20, 2021 in connection with this offering to serve as a holding company for its subsidiaries, and it has not engaged in any business or other activities other than those incidental to its formation, the organizational transactions described herein and the preparation of this prospectus and the registration statement of which this prospectus forms a part. Following this offering and the consummation of the organizational transactions, Kestra Medical Technologies, Ltd. will remain a holding company, and it will operate and control all of the business and affairs and consolidate the financial results of West Affum Intermediate Holdings Corp., a Cayman Islands exempted company (“West Affum Intermediate Holdings”), and its subsidiaries. Unless stated otherwise or the context otherwise requires, all information in this prospectus reflects the consummation of the organizational transactions described herein, which we refer to collectively as the “Organizational Transactions.” See “Organizational Transactions” for a description of the Organizational Transactions and diagrams depicting both our existing structure prior to giving pro forma effect to the Organizational Transactions and our anticipated structure after giving pro forma effect to the Organizational Transactions and this offering. Following the completion of this offering, we intend to include the financial statements of Kestra Medical Technologies, Ltd. and its consolidated subsidiaries in our periodic reports and other filings as required by applicable law and the rules and regulations of the SEC.

West Affum Intermediate Holdings was incorporated on August 6, 2020 in order to carry on the business of West Affum Holdings Corp. (“West Affum Holdings”) and its consolidated subsidiaries. On August 25, 2020, West Affum Intermediate Holdings entered into a Contribution and Exchange Agreement with West Affum Holdings and West Affum Holdings, L.P. (“West Affum LP”), where West Affum LP exchanged all of its existing ownership interests in West Affum Holdings into an equivalent number of newly issued shares in West Affum Intermediate Holdings (the “Contribution and Exchange”). West Affum LP owned all outstanding interests in West Affum Holdings prior to the Contribution and Exchange.

The Contribution and Exchange resulted in West Affum Intermediate Holdings becoming the parent entity of West Affum Holdings and its subsidiaries. West Affum Intermediate Holdings operates and controls all of the business and affairs of West Affum Holdings and its subsidiaries and accordingly, consolidates the financial results. As the Contribution and Exchange is considered a transaction between entities under common control, the consolidated financial statements and the condensed consolidated financial statements included elsewhere in this prospectus for the periods prior to the Contribution and Exchange reflect the combination of the previously separate entities for financial presentation purposes. The condensed consolidated financial statements as of July 31, 2021 and April 30, 2021 and for the three months ended July 31, 2021 and 2020 and the consolidated financial statements as of and for the fiscal years ended April 30, 2021 and 2020 included elsewhere in this prospectus represent the consolidated assets and liabilities and operations of West Affum Intermediate Holdings and its subsidiaries. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Unless stated otherwise or the context otherwise requires, the terms “we,” “us,” “our,” “our business,” “our company,” “the Company” and similar references refer: (1) prior to the consummation of the Organizational Transactions, to West Affum Intermediate Holdings and its consolidated subsidiaries and (2) at or following the consummation of the Organizational Transactions, to Kestra Medical Technologies, Ltd. and its consolidated subsidiaries.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common shares, you should carefully read this entire prospectus, including our consolidated financial statements and our condensed consolidated financial statements and the related notes thereto included elsewhere in this prospectus and the information set forth in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” This summary contains forward-looking statements that involve risks and uncertainties.

Overview

We are a commercial-stage medical technology and digital health company focused on the development and commercialization of innovative, intuitive solutions to protect patients who are at risk of suffering life-threatening cardiac events. Our initial product, our ASSURE System, which received premarket approval (“PMA”) from the FDA on July 27, 2021, protects patients who are at risk for Sudden Cardiac Arrest (“SCA”). Our ASSURE System includes a Wearable Cardioverter Defibrillator (“WCD”) that monitors and manages at-risk patients, and if needed, delivers a shock to return the patient’s heart to a normal rhythm and is combined with a proprietary digital healthcare platform. We believe our ASSURE System offers significant clinical and functional advantages to the only other commercially available WCD, including patient compliance and user experience driven by a reduction in false alarms, enhanced comfort and improved wearability. Our ASSURE System, which offers integrated sensing and autonomous diagnosis and therapy, is accompanied by an integrated digital healthcare platform, with remote patient monitoring and mobile connectivity specifically designed to improve physician oversight of at-risk cardiac patients. Although the global WCD market has been served by a single participant for approximately 20 years, we believe our ASSURE System has the potential to disrupt and grow the market, which we expect to be approximately $1 billion in 2022.

The American Heart Association (the “AHA”) estimates that SCAs cause approximately 475,000 deaths per year, making them the third leading cause of death in the United States. SCA is an abrupt cessation of the normal heartbeat that is triggered by an electrical malfunction in the heart, typically caused by ventricular arrhythmias, leading to a loss of consciousness and potentially death within minutes if not treated. According to the AHA, in many cases of SCA early defibrillation is the only way to restore a victim’s heart rhythm to normal. Each minute of delay in returning the heart to its normal rhythm decreases the patient’s chance of survival by 7% to 10%. As even high performing Emergency Medical Systems (“EMS”) average a time to shock from 911 emergency dispatch of 8 to 12 minutes, this leads to very low survivability. The most common location of an SCA in adults is at a home or residence, representing approximately 70% of SCAs. Of those SCAs that occur at home or at a residence, approximately 50% are unwitnessed.

WCDs are a recommended treatment for monitoring and protecting patients with a Left Ventricular Ejection Fraction of 35% or less (“low LVEF”) who are at an elevated risk of suffering an SCA until their LVEF improves, an Implantable Cardioverter Defibrillator (“ICD”) is implanted or they receive a heart transplant or Left Ventricular Assist Device (“LVAD”) implant. A WCD is a wearable, non-invasive, monitor and external defibrillator that is used as the recommended treatment for monitoring and protecting these patients until their LVEF improves. WCDs continuously monitor a patient’s heart rhythm. If a potentially life-threatening arrhythmia is detected, the WCD first alarms the patient and then administers a shock in order to return the patient’s heart rhythm to normal. ZOLL Medical Corporation’s (“ZOLL”) LifeVest WCD, the only other commercially available WCD, was approved by the FDA in 2001. Registry studies have shown improved survival rates for SCA patients wearing a WCD. However, despite the effective treatment WCDs offer, they face limitations, primarily due to low patient compliance. Commonly cited reasons for patients failing to use the only other commercially available WCD on a regular basis include: false alarm frequency, low comfort and unisex-

only-garments. Patients who choose not to wear a WCD due to these limitations may instead choose to purchase an Automated External Defibrillator (“AED”) to keep at home, carry in their car or keep on their person, or continue without protection. These non-WCD alternatives face significant limitations given they cannot protect against the high percentage of unwitnessed SCA events and require an AED to be accessible within minutes and the assistance of a trained operator.

Our Solution

Our ASSURE System includes several wearable components and patient accessories. The wearable components include the SensorFit Garment, monitor and therapy cable. The SensorFit Garment is a breathable, lightweight fabric garment with embedded sensors used to capture high-fidelity ECG signals from the patient. The monitor includes a rechargeable battery and the electronic components used to control the overall system and provide defibrillation therapy. The therapy cable connects the garment to the monitor and also includes defibrillation pads and the conveniently located alert button (the “HeartPoint Alert Button”) which allows patients to check the device’s status and divert shocks via a convenient location on the body. Patient accessories include the battery charger and carry pack. Another part of the Kestra solution is the ASSURE Patient App. The ASSURE Patient App is a convenient smartphone application, which transmits data to care teams automatically at certain time intervals or when a patient chooses to transmit and allows patients to track their physical activity and wear time, watch educational videos and access the ASSURE user manual which includes troubleshooting assistance.

Additional tools are supplied to providers and patient care specialists to assist with patient fitting and assessing patient status, including the KESTRA CARESTATION remote patient data platform and tablet. The KESTRA CARESTATION remote patient data platform is a cloud-based remote monitoring platform which summarizes relevant data for physicians, allowing them to conveniently track patient progress and receive custom configured notifications. The tablet is a tool used by patient care specialists which wirelessly connects to our ASSURE System in order to program the device and assist with patient training.

We believe that our ASSURE System can provide an improved, safe and effective solution for patients at risk for SCA. Our ASSURE System was designed to maximize patient comfort and compliance and to address barriers to patient acceptance of the only other commercially available WCD. Our ASSURE System is indicated and FDA-approved for adult patients who are at risk for SCA and are not candidates for, or refuse, an ICD. We believe our ASSURE System provides the following benefits:

•

Safety and effectiveness. Data from pre-clinical and clinical studies to date have demonstrated that our ASSURE System provides accurate ventricular tachyarrhythmia detection and high conversion effectiveness of induced ventricular tachyarrhythmias.

•

Significantly fewer false alarms. The ACE-DETECT clinical trial calculated one false alarm every 1,333 days. In contrast, the false alarm rate of ZOLL’s LifeVest WCD is one every 3.4 days, as reported in the 2016 ZOLL LifeVest WCD 4000 operating manual.

•

Integrated digital solution provides connectivity for patients and clarity for prescribers. The ASSURE Patient App transmits data, automatically at certain time intervals or when a patient chooses to transmit data, from the monitor to the KESTRA CARESTATION remote patient data platform, where providers can review recorded arrhythmias and trends in physiologic data. The ASSURE Patient App also communicates important compliance and activity data directly to the patient.

•	Modern design to improve comfort and compliance. The design of our ASSURE System incorporates advancements in electronics, mobile technology, signal processing techniques and textiles. Refinements were based on feedback from more than 200 subjects over a series of clinical trials and human factors studies that tested the usability of our ASSURE System. Out of the 130 patients who participated in our ACE-DETECT clinical trial, 21 patients had previously worn ZOLL’s LifeVest WCD and 76% of that subset of patients reported that our ASSURE System was easier to use and more comfortable.

Our Clinical Studies and Commercialization

We have completed two pivotal clinical studies, ACE-DETECT and ACE-CONVERT, which have generated results which demonstrated the safety and effectiveness of our ASSURE System for the treatment of patients at risk for SCA and served as the basis for approval of our PMA application by the FDA on July 27, 2021. We are committed to continuing to develop clinical evidence to further demonstrate the safety and effectiveness of our product and plan to enroll patients into our ASSURE Registry, which will also serve as the basis for our post-market surveillance study. We believe this effort will generate a robust cadence of publications, continue to increase awareness of WCDs as a proven therapy for at-risk cardiac patients and further demonstrate the clinical differentiation of our ASSURE System. However, there can be no assurance that the post-market surveillance studies and other clinical studies we may conduct in the future, or those conducted by our competitors, academics, physicians, healthcare organizations or other third parties, will produce results that are consistent with the clinical evidence we have collected to date. If any such studies yield results that are not as favorable as the findings from our previous clinical studies, market and clinical acceptance of our ASSURE System may be negatively impacted, which could in turn impede the commercialization of our ASSURE System.

We have been issued a Medicare Provider Number by the U.S. Centers for Medicare & Medicaid Services (“CMS”), which enables us to bill Medicare for reimbursement for our ASSURE System as an accredited Durable Medical Equipment (“DME”) Supplier. We expect to derive nearly all of our revenue from the rental of our ASSURE System to patients and the direct billing of various third-party payors, including Medicare, Medicaid, private insurance companies, health maintenance organizations and other healthcare-related organizations. As WCD therapy has existed for approximately 20 years in the United States, reimbursement codes and payments are well-established, and WCDs are covered by Medicare, Medicaid and many private payors.

We developed our commercial strategy and built our direct sales force to primarily target general cardiologists, interventional cardiologists and cardiac electrophysiologists across the United States, who represent the primary specialists managing the care of patients at risk of suffering from SCA. We estimate that approximately 82% of U.S. WCD prescription volume is generated by less than 31% of prescribers. In the United States, as of July 31, 2021, our sales, marketing and field clinical organizations consisted of 30 personnel. Our regional sales leaders and sales territory managers are responsible for developing sales territory business plans, targeting and opening new accounts, and driving adoption of our ASSURE System. They also support the training and proper use of our ASSURE System and provide consultative support for patient selection. As we continue to grow the size of our U.S. sales organization, we expect to add a strategic mix of regional sales leaders and sales territory managers with strong sales backgrounds and experience in cardiac rhythm management and DME medical equipment sales and who possess extensive knowledge of cardiology and electrophysiology practices. We also plan to partner, hire or contract with a separate network of patient care specialists to assist with fitting and training patients.

As we recently received our PMA for and are in the process of launching our ASSURE System, we expect to continue to devote substantial resources into building out our sales force and other capabilities and infrastructure necessary for the commercialization of our ASSURE System. Our operations to date have been focused on research and development activities and other preparations for the commercialization of our ASSURE System. As such, we have a limited operating history and we have incurred net losses since our inception in

2014. There is no assurance as to when, or if, we will be able achieve the large-scale commercialization of our ASSURE System or other products we may develop in the future. Our ability to supply our ASSURE System and other products we may develop in the future on a scale that is commercially successful and meets clinical needs will depend on a number of factors, many of which may be beyond our control. Such factors include, but are not limited to, the responses of our primary competitor, ZOLL, or other competitors that may emerge in the future; our ability to achieve market and clinical acceptance of our ASSURE System and other products we may develop in the future; our ability to obtain and maintain necessary regulatory approvals; our ability to obtain sufficient and timely supplies of components required to manufacture our products; and our ability to expand and protect our intellectual properties and technologies. Moreover, we have incurred, and expect to continue to incur, substantial expenses in connection with research and development activities, pre-clinical and clinical trials and preparations for the commercialization of our ASSURE System and other products we may develop in the future. To date, we have funded such expenses, in part, from borrowings under our KLIM Facility (as defined below) and we may be required to obtain additional debt financing as we continue to expand our operations. As of July 31, 2021, we had an aggregate principal amount of $21.0 million outstanding under our KLIM Facility at an interest rate of 12.5% per annum. In each of the three months ended July 31, 2021 and the fiscal year ended April 30, 2021, we did not make any principal payments under our KLIM Facility. For additional information on our indebtedness, see “Risk Factors—Risks Related to Our Business—We have a significant amount of debt, which may affect our ability to operate our business and secure additional financing in the future” and “Description of Certain Indebtedness.”

Our Success Factors

We believe that the continued growth of our company will be driven by the following success factors:

•

Large and growing WCD market with established, stable reimbursement coverage and a single competitor. Over the past 20 years, the use of WCDs to protect patients at risk of suffering from SCA has become a well-established clinical option among cardiology professionals. Prior to our ASSURE System’s PMA from the FDA on July 27, 2021, ZOLL’s LifeVest WCD had been the only FDA approved WCD and had been used to treat more than 800,000 patients globally over the last 20 years. Between 2015 and 2019, the global market for WCDs grew at a compound annual growth rate (“CAGR”) of approximately 7% and we believe that there will be approximately 130,000 patients worldwide using WCDs in 2022, generating global revenues of approximately $1 billion by the end of 2022. We estimate that the near-term achievable market for WCDs in the United States as of 2021 in the next 5 years is approximately $3 billion, representing approximately one-half of the U.S. TAM (as defined below) opportunity, and is approximately 23% penetrated based on the number of patients using WCDs in the United States at the end of 2020. We define market penetration as the percentage of patients who are eligible to be treated with and will use a WCD in a given year. Since the therapy has existed for approximately 20 years, reimbursement codes are well-established, payment rates have been very stable and coverage is generally provided by most major U.S. insurers. We believe the introduction of our new and highly differentiated WCD solution will drive further penetration of the market and also accelerate market growth. See “—Our Market” for an explanation of how we calculate our U.S. TAM and our near-term achievable market.

•

Significant competitive differentiation and functional benefits for patients, providers and payors. We believe that our ASSURE System’s innovative and proprietary design offers significant clinical and functional advantages. Our ASSURE System was designed to support high patient wear-time compliance, driven by a reduction in false alarms, greater comfort and ease of use, and interactive patient engagement. According to data from the Prospective Registry of Patients Using the Wearable Defibrillator (WEARIT-II) Registry, 30% of cardiac patients are female. We believe that our gender tailored garments, flexible therapy pads and cushioned, integrated sensors offer users higher levels of comfort than the alternative product. The HeartPoint Alert Button allows patients to hear, feel and respond to alarm signals and check the device’s status from an intuitive, easy to access location. In addition, based on our clinical trials, our ASSURE System has a low rate of false alarms, which we believe will lower patient anxiety, improve patient satisfaction and reduce unnecessary calls to prescribing clinicians. Our cloud- based remote monitoring platform, KESTRA CARESTATION, summarizes relevant data for physicians, allowing them to conveniently track patient progress and receive custom configured notifications. Furthermore, our mobile application automatically tracks patient data, allowing for pre-emptive physician intervention and increased patient engagement to drive higher patient compliance.

•

Strong body of clinical data demonstrating the safety and efficacy of our ASSURE System. The benefits of our ASSURE System have been supported by over 140 patients enrolled across our multi-center clinical trials that demonstrated the system’s safety and effectiveness. Our ACE-DETECT pivotal study evaluated 130 patients wearing our ASSURE System, who were at risk for SCA and had an ICD implanted, for ambulatory detection performance and safety. Over a 30 to 35 day period, patients experienced significantly lower false alarm rates (calculated to be one every 1,333 days versus one every 3.4 days for ZOLL’s LifeVest WCD as reported in the 2016 ZOLL LifeVest WCD 4000 operating manual) and our ASSURE System detected 100% of the ventricular tachycardia and ventricular fibrillation events experienced by the patients other than those that were below the programmable ventricular tachycardia threshold or occurred when our ASSURE System was not worn. We believe our ASSURE System’s low false alarm rate will lead to improved patient compliance. Our second study, ACE-CONVERT, evaluated ventricular tachycardia and ventricular fibrillation conversion efficacy in 13 adult human subjects using our ASSURE System. The cumulative first and second shock conversion efficacy was 100%, which was above the pre-specified performance goal of 94%. A subset of 21 patients out of the 130 patients who participated in our ACE-DETECT clinical trial had previous experiences wearing ZOLL’s LifeVest WCD. We surveyed these patients and 76% of them reported that our ASSURE System was easier to use and more comfortable than ZOLL’s LifeVest WCD. Additionally, most patients (94.6%) who participated in our ACE-DETECT trial had a median daily wear time of at least 22.0 hours. We believe that the favorable clinical data we have collected to date indicates that our ASSURE System has a significant competitive advantage in terms of wearability and usability and provides support for its increased adoption. However, our findings are based on the clinical trials we have completed thus far and may change as we enroll patients into our ASSURE Registry and engage in post-market surveillance studies to evaluate the relative benefits and disadvantages of our ASSURE System over ZOLL’s LifeVest WCD.

•

Connected digital healthcare platform driving patient engagement and optimizing physician workflow. The Kestra solution includes a digital healthcare platform and mobile connectivity specifically designed to address a wide array of physician and patient needs. The ASSURE Patient App’s data transfer function allows patients to push a button to initiate data transfer at any time, for example, to a healthcare provider, and also automatically transmits data to care teams at certain time intervals. For the patient, the ASSURE Patient App provides troubleshooting assistance and enables patients to participate in their own recovery via tracking of physical activity and system wear time compliance versus physician set targets. The KESTRA CARESTATION fits into existing device clinic workflows, providing the ability to review detected episodes, usage or steps trends and generate patient reports that provide insight into the patient’s condition throughout the prescription period. The KESTRA CARESTATION also allows clinicians to set up pre-determined alerts for when a patient has not been wearing their device for a certain period of time or has a cardiac arrhythmia. We believe these features will drive increased patient engagement and provide better data sets for physicians to proactively address problems and improve outcomes.

•

A deeper understanding of our target market and prescribing physicians. We formed our company by assembling an experienced team with significant, in-depth knowledge of our target market. From the outset, we spent significant time understanding the unmet needs of patients and physicians through field studies and early engagement of physicians and key opinion leaders. By utilizing this market knowledge, we have been able to navigate the development and regulatory requirements for our ASSURE System in an efficient manner. Separately, our market knowledge and access to data have provided insights enabling us to identify high-volume prescribers and potential “next adopters.” We believe that our approach to engagement across multiple constituents positions us to continue to drive increased awareness of and demand for our ASSURE System.

•

Infrastructure established to support the cardiac patient continuum of care. Development of our ASSURE System has facilitated the build-out of the commercial, customer service, supply-chain and information technology infrastructure required to support scalable growth. Our company has built a commercial and service organization with deep experience in cardiology and DME product categories. We have also constructed a highly efficient and scalable supply chain that has been outsourced to experienced, top-tier medical technology suppliers. Our cloud-based IT infrastructure, which is fully integrated into our KESTRA CARESTATION remote monitoring platform and ASSURE Patient App, provides a differentiated digital cardiology platform.

•

Accredited Durable Medical Equipment (DME) Supplier and Medicare Provider. We have been issued a Medicare Provider Number by the CMS, allowing us to bill Medicare for reimbursement for our ASSURE System as an accredited DME supplier. This provides us immediate access to approximately 45% of the WCD market, which is covered by Medicare. As an accredited DME supplier, we can directly bill Medicare as well as contracted private payors and patients for the use of our ASSURE System rather than relying on third-party intermediaries to distribute our products. This enables us to capture an incremental portion of the value chain and better control the full patient experience.

•

Strong clinical and research and development capabilities and intellectual property portfolio. Innovation is at the core of our culture and our team of research and development professionals is committed to continually improving and evolving our ASSURE System. We have a strong patent portfolio to protect and assert our intellectual property and technology, with rights to 111 issued U.S. and foreign patents and 149 pending published and unpublished U.S. and foreign patent applications, as of the date of this prospectus. In addition, we believe that our trade secrets and PMA provide additional protections against competitors.

•

Highly experienced management team with a track record of success. Our senior management team has over 300 years of combined experience in the external and internal cardiac medical device markets. Members of our team have worked at well-regarded medical technology companies such as Medtronic, Physio-Control Inc., Boston Scientific Corporation and Stryker Corporation and have a track record of successfully bringing products to market and significant expertise in development, regulatory approval and global commercialization activities.

Our Growth Strategies

Our mission is to provide innovative, intuitive solutions to protect and support at-risk patients. Key elements of our strategy to achieve this goal are:

•

Expand our commercial infrastructure in the United States by scaling our direct sales and marketing teams. Our initial and primary focus is to continue to develop our commercial organization in the United States. As of July 31, 2021, our sales, marketing and field clinical organizations consisted of 30 personnel. We plan to significantly increase the size of our sales, marketing and field clinical organizations and enter new sales territories to pursue new account adoption, increase utilization of our ASSURE System and drive revenue growth. We believe that our expansion efforts will be bolstered by our significant reimbursement coverage.

•

Promote awareness of our ASSURE System among healthcare providers to drive adoption by current non-prescribers. We intend to continue to promote awareness of our system through training and educating cardiologists, cardiac electrophysiologists, key opinion leaders from these disciplines and various medical societies on the benefits of our ASSURE System. In addition, we plan to continue building our clinical credibility by pursuing additional clinical studies (including the post-market clinical study we are required to undertake as a condition to our PMA), building our patient registry, publishing clinical data in various industry and scientific journals, presenting at various industry conferences and through clinical testimonials. We are creating a number of clinician advisory boards to solicit ongoing feedback from physicians and plan to form a speakers’ bureau to promote peer-to-peer education. As part of our awareness-building strategy, we are developing significant digital marketing capabilities, developing tools to reach clinicians and conducting virtual product demonstrations.

•

Expand market access through increased coverage contracts and in-network arrangements with commercial payors. Our Medicare Provider Number allows us to bill Medicare for our ASSURE System as an accredited DME supplier and have immediate access to approximately 45% of the WCD market. Separately, because WCD therapy has been widely used in patients for approximately 20 years in the United States, reimbursement rates are well-established and the product category is broadly covered by commercial payors in the United States. Since the WCD market has been controlled by one competitor for approximately 20 years, we believe that payors will work with us as we look to broaden coverage given our ability to offer their members meaningful benefits. Our market access team is actively engaging national and state level commercial payors to put contracts in place designed to increase and simplify access to our ASSURE System.

•

Continue to introduce product and service offerings and pursue expanded indications across the patient care continuum. We are committed to ongoing research and development and intend to invest in our business to further improve our products, increase patient comfort and acceptance and enhance clinical outcomes. Additionally, we plan to leverage the ASSURE digital healthcare platform and the input of our key opinion leaders, providers and clinicians to address a broader range of patient needs and indications.

•

Continue to invest in our digital healthcare platform, AI capabilities, deep learning algorithms and data management. The Kestra solution includes the ASSURE Patient App, KESTRA CARESTATION remote monitoring platform, Kestra’s customer-facing business systems, Kestra’s artificial intelligence-enabled data platform and the ASSURE Patient Registry. For the purpose of our PMA, our digital health platform is separate from our ASSURE System and is treated as a FDA

Class I 510(k)—exempt device. Our solutions enhance physicians’ abilities to provide patient care by offering data transparency, reporting accuracy, diagnostic flexibility and workflow efficiencies. Our modern digital platform allows physicians to custom configure notification settings and to review reports either on-demand or as scheduled. Continuous improvement is imperative to the ongoing scalability and accuracy of our remote monitoring processes, reporting and overall physician and patient experience. We plan to collect and use data on high-risk cardiac patients with their consent in accordance with the HIPAA privacy rule, to create the ASSURE Patient Registry, which we will use to build out our clinical evidence. Over time, we believe we can leverage the aggregated and de-identified ASSURE Patient Registry data through our digital healthcare platform to enhance the value of our ASSURE System to payors, further develop the functionality of our ASSURE System, inform potential new market opportunities and continue to improve our patient and physician experiences.

•

Expand the addressable market through pursuit of additional indications for use and improvements in wearability leading to longer WCD wear times. Through our robust data collection capability and patient registry, we intend to expand the market by pursuing additional indications for the use of our ASSURE System. We also aim to increase patient compliance through design and other feature improvements leading to longer WCD wear times. Patients on average wear WCDs for 2.8 months. This average includes noncompliant patients, eventual ICD recipients and those undergoing cardiac rehabilitation. Patients undergoing cardiac rehabilitation wear the device for a much longer time than others. We believe that pursuing a higher proportion of these rehabilitation patients and increasing compliance will allow us to raise the average wear time. Extending WCD wear times by even one month for non-ICD implant patients is expected to have a significant impact on the overall market size.

•

Pursue expansion in international markets. SCA is a prevalent, devastating and costly condition worldwide, and we believe that there is an existing and growing opportunity for our ASSURE System outside the United States. After our initial focus on the market in the United States, our next priority is to pursue a CE mark for commercialization in Europe, obtain regulatory clearance for our product in Japan and subsequently build a presence in other international markets. Our quality management system has recently received ISO 13485 certification through our notified body, British Standards Institute.

•

Leverage our GMR partnership to achieve scale and a strong patient experience. We plan to leverage our exclusive partnership with Global Medical Response Inc. (“GMR”), one of the world’s largest ambulance and patient transport companies, to achieve scale in the fitting and training of new patients for our ASSURE System. With over 60 call centers and more than 38,000 employees, Global Medical Response teams deliver compassionate, quality medical care across the nation and will partner with Kestra to deliver the patient experience.

Risk Factors Summary

An investment in our common shares involves substantial risks and uncertainties that may adversely affect our business, financial condition, results of operations and cash flows. Before making a decision to invest in our common shares, you should carefully consider all of the risks, uncertainties and challenges described in the section of this prospectus captioned “Risk Factors” and all of the other information in this prospectus. These risks, uncertainties and challenges include, but are not limited to, the following:

•	we have a limited operating history, which may make it difficult for you to evaluate our current business and its likelihood of success and viability;

•	we have a history of net losses and are in the process of launching our ASSURE System, and if we are not successful, we may not be able to achieve or sustain profitability in the future;

•	our recurring losses from operations and financial condition raise substantial doubt about our ability to continue as a going concern;

•	we expect our revenue to be primarily generated from sales of our ASSURE System, including associated products, and we are therefore highly dependent on our ASSURE System for our success;

•

while our clinical trials have shown results which demonstrated the safety and effectiveness of our ASSURE System, subsequent clinical trials may not be consistent with our findings to date. If clinical studies of our products we may develop in the future do not produce results necessary to support regulatory clearance or approval in the United States or, with respect to our current or any future products, elsewhere, we will be unable to expand the indications for or commercialize these products and may incur additional costs or experience delays in completing, or ultimately be unable to complete, the commercialization of those products;

•

even if we consummate this offering, we may need to raise substantial additional funding. If we are unable to raise capital when needed, we would be forced to delay, scale back or discontinue some of our product development programs or commercialization efforts;

•	our business is dependent upon patients, physicians and other healthcare providers adopting our solutions, and if we fail to obtain broad adoption, our business would be adversely affected;

•	coverage and reimbursement may be limited or unavailable in certain market segments for our product, if approved, which could make it difficult for us to sell our product profitably;

•

our estimates of the size of our market and forecasts of market growth are based on a number of complex assumptions and estimates that may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business may not increase at similar rates, if at all;

•

we have limited experience in directly marketing and offering our products commercially, and if we are unable to successfully expand our sales infrastructure and adequately address our customers’ needs, it could negatively impact market acceptance of our ASSURE System and other products we may develop in the future and we may never generate sufficient revenue to achieve or sustain profitability;

•

we depend on third-party suppliers and contract manufacturers to manufacture our ASSURE System and its components, which could make us vulnerable to supply shortages and price fluctuations that could harm our business;

•	billing for our products will be complex, and we must dedicate substantial time and resources to the billing process;

•

if our competitors are able to develop or market products and services that are more effective, or gain greater acceptance in the marketplace, than any products and services we develop, our commercial opportunities will be reduced or eliminated;

•

we have identified material weaknesses in our internal control over financial reporting, and may identify additional material weaknesses. If our remediation of the material weaknesses is not effective, or we fail to develop and maintain effective internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired, which could harm our business and negatively impact the value of our common shares;

•

third parties, ranging from our competitors to non-practicing entities or patent assertion entities, may assert that we are employing their intellectual property and other proprietary technology without authorization, and we may become a party to intellectual property litigation or administrative proceedings that could be costly, time-consuming, or unsuccessful and could hinder our ability to commercialize our existing or future products;

•	our efforts to obtain intellectual property protection and the intellectual property rights we obtain may be inadequate, and our business may be adversely affected as a result;

•

third parties may challenge our patents, trademarks or trade secrets or other intellectual property rights, or we may be subject to claims challenging the inventorship of our patents and other intellectual property, and our business may be adversely affected as a result;

•

changes in the regulatory environment may make it more difficult and costly for us to obtain regulatory clearances or approvals for our products or to manufacture, market or distribute our products after clearance or approval is obtained;

•	healthcare reform measures could hinder or prevent the commercialization of our products and our ability to achieve profitability; and

•	our Principal Shareholder controls us, and its interests may conflict with ours or yours.

See “Risk Factors” for a discussion of these and other factors you should consider before making an investment in our common shares.

Our Market

Each year in the United States, there are approximately 1.8 million people who experience a serious cardiac event such as a heart attack, known as a myocardial infarction (“MI”), or heart failure, known as non-ischemic cardiomyopathy (“NICM”). According to the AHA’s Heart Disease and Stroke Statistics Update, this includes approximately 800,000 patients with new or recurrent MIs and approximately 1 million patients with NICM. Of these patients, approximately 40% have low LVEFs, meaning that they have reduced cardiac output. This equates to about 720,000 patients with low LVEF in the United States annually. In addition, there are around 10,000 to 15,000 patients annually who have an ICD or an ICD lead explant because of infection, delay or contraindication for an ICD implant, or who require a bridge to a heart transplant.

We believe that this total of approximately 740,000 annual new cardiac patients comprises the U.S. total addressable market (“TAM”) for WCDs - the complete set of patients who are eligible for temporary use of a WCD. Of those 740,000 new cardiac patients, we believe that approximately 45% of the patients will be reimbursed by Medicare for their use of WCDs at a monthly reimbursement rate of approximately $2,712 per patient per month, based on the current average Medicare reimbursement rate for WCDs as published in the CMS’ DMEPOS Fee Schedule. We estimate that the remaining patients will be reimbursed for their use of WCDs by private health insurers at an average reimbursement rate of approximately $2,806 per patient per month, based on information received from a study by the IBM Watson group, funded by Kestra Medical Technologies. At an average patient wear-time of 2.8 months, the U.S. TAM for WCDs has a total value of approximately $6 billion across both patients covered by Medicare and patients covered by private health insurers.

However, as demonstrated by the commercialization of other similar medical devices, there are a number of barriers to capturing the entire market of eligible patients for medical devices. In the ICD industry, for example, ICDs are only sold to 40-50% of eligible patients after more than 20 years since the initial commercialization of ICDs. There are numerous reasons why eligible patients do not receive a WCD, including, but not limited to, the following factors: lack of physician support; patient refusal; reduced cognitive capability, including as a result of Alzheimer’s or other mental health issues; reduced physical capability, including as a result of severe arthritis, difficulty hearing or seeing; drug addiction; homelessness; being discharged to a skilled nursing facility (“SNF”); and other co-morbidities. We have used the commercialization experience of the ICD industry as a proxy and believe that approximately 50% of the U.S. TAM for WCDs is a reasonable estimate of our near-term achievable market. Accordingly, for at least the next five years, we estimate the near-term achievable market to be about 370,000 patients annually, or $3 billion, in the United States. Based on the trends in the growth of WCD prescriptions in recent years, we estimate that there will be 113,000 WCD patients in the United States in 2022, which represents approximately 30% of our near-term achievable market.

We define market penetration as the percentage of patients who are eligible to be treated with and will use a WCD in a given year. Based on the estimated 85,000 patients in the United States who were using WCDs by the end of 2020, our current U.S. TAM of 740,000 patients and our near-term U.S. achievable WCD market of 370,000 patients are approximately 12% and 23% penetrated, respectively. Based on the estimated 10,000 patients in select international markets who were using WCDs by the end of 2020, we believe that our international market of 1.2 million patients is currently less than 5% penetrated. We expect that the global WCD market will continue to expand for the foreseeable future, primarily driven by increased awareness of WCDs and the introduction of our ASSURE System as a new more wearable solution. We believe this represents a compelling opportunity for our ASSURE System to capture market share and further penetrate and grow the existing market. We believe there are several factors that could increase market penetration and expand our near-term achievable market, including, but not limited to, the following factors: new WCD product options that are more wearable, easier to use, and provide better data; additional successful clinical studies; the support of medical societies such as the Heart Rhythm Society (“HRS”), AHA and the American College of Cardiology; and higher class recommendations for WCD use in the AHA/HRS Guidelines. While we anticipate expanding into other geographic regions over time, we will initially focus on the United States due to the existing market size and our recent PMA.

The foregoing discussion of our estimated total addressable market and near-term achievable market are based on a number of complex internal and third-party estimates and assumptions, which may prove to be inaccurate. While we believe our assumptions and the data underlying such estimates are reasonable, they are subject to significant uncertainty. See “Risk Factors—Risks Related to Our Business—The estimates of our market and forecasts of market growth included in this prospectus are based on a number of complex assumptions and estimates that may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business may not increase at similar rates, if at all.”

Organizational Transactions Summary

We intend to consummate the following organizational transactions prior to or concurrently with this offering such that, after the consummation of such transactions:

•	Existing holders of partnership interests in West Affum LP, including our Principal Shareholder and certain members of our management, will receive common shares (including common shares issued as restricted shares subject to certain vesting conditions as described under the section titled “Organizational Transactions”) of Kestra Medical Technologies, Ltd., the issuer in this offering, in exchange for such holders’ partnership interests in West Affum LP;

•	Following the completion of the exchange discussed above, West Affum LP will be dissolved; and

•

The intellectual property portfolio of West Affum Holdings and the equity interests in Kestra Medical Technologies, Inc., a Delaware corporation (“Kestra Medical Technologies”), will be transferred by West Affum Holdings to West Affum Holdings Designated Activity Company, an Irish limited company and a newly formed indirect subsidiary of Kestra Medical Technologies, Ltd.

We refer to the above transactions, as well as the transactions incidental to or in connection therewith, collectively as the “Organizational Transactions.” See the sections titled “Basis of Presentation” and “Organizational Transactions” included elsewhere in this prospectus for more information.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). For so long as we remain an emerging growth company, we may rely on the following provisions of the JOBS Act that contain exceptions from disclosure and other requirements that otherwise are applicable to companies that conduct initial public offerings and file periodic reports with the SEC. These provisions include, but are not limited to:

•

being permitted to present only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our periodic reports and registration statements, including this prospectus, subject to certain exceptions;

•

not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), in the assessment of our internal control over financial reporting;

•	delayed adoption of new or revised accounting standards until those standards apply to private companies;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, including in this prospectus;

•

not being required to comply with the requirement of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on financial statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year that follows the fifth anniversary of the completion of this offering; (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion; (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer,” which will occur when the market value of our common shares held by non-affiliates exceeds $700.0 million as of the most recently completed second quarter; and (iv) the date on which we have issued more than $1 billion in non-convertible debt over a three-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in this prospectus and may elect to take advantage of other reduced reporting requirements in our future filings with the SEC. As a result, the information that we provide to our shareholders may be different than what you might receive from other public reporting companies in which you hold equity interests.

We have elected to avail ourselves of the provision of the JOBS Act that permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. As a result, we will not be subject to new or revised accounting standards at the same time as other public companies that are not emerging growth companies. As a result of these elections, our financial statements may not be comparable to those of public companies that comply with such new or revised accounting standards.

We are also a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We may continue to be a smaller reporting company for so long as either (1) the market value of our common shares held by non-affiliates is less than $250 million as of the last business day of our most recently completed second fiscal quarter or (2) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our common shares held by non-affiliates is less than $700 million as of the last business day of our most recently completed second quarter. Any loss of our status as a smaller reporting company takes effect in the first quarter after the fiscal year in which we cease to qualify as a smaller reporting company. To the extent that we continue to qualify as a smaller reporting company at the time we cease to qualify as an emerging growth company, we will continue to be permitted to make certain reduced disclosures in our periodic reports and other documents that we file with the SEC.

For additional information, see the section titled “Risk Factors—Risks Related to this Offering—We are an emerging growth company and a smaller reporting company, and our compliance with the reduced reporting and disclosure requirements applicable to emerging growth companies and smaller reporting companies could make our common shares less attractive to investors.”

Our Principal Shareholder; Controlled Company

Bain Capital, L.P. is one of the world’s leading private, multi-asset alternative investment firms with approximately $130 billion of assets under management. Bain Capital, L.P. invests across asset classes including private equity, credit, public equity, venture capital and real estate, and leverages its shared platform to capture cross-asset opportunities in its strategic areas of focus. Currently, Bain Capital, L.P. has a team of over 550 investment professionals supporting its various asset classes. Headquartered in Boston, Bain Capital, L.P. has offices in Chicago, Dublin, Guangzhou, Hong Kong, London, Luxembourg, Madrid, Melbourne, Mumbai, Munich, New York, Palo Alto, San Francisco, Seoul, Shanghai, Singapore, Sydney and Tokyo.

Bain Capital Private Equity, L.P. and Bain Capital Life Sciences, L.P., each an affiliate of Bain Capital, L.P. (collectively, “Bain Capital”), have made nearly 400 investments in a variety of industries around the world. Bain Capital has a long and successful history of investing in healthcare businesses and has a dedicated group of investment professionals focused on the sector. Bain Capital has helped to build and scale many leading companies in the healthcare industry, including Aveanna Healthcare, Cerevel Therapeutics, Grupo NotreDame Intermedica, Gynesonics, Imperative Care, HCA, IQVIA, JenaValve, Physio-Control, QuVa Pharma, Rapid Micro Biosystems, STADA, Surgery Partners, US Renal Care, Waystar and Zelis.

Upon the closing of this offering, an investment fund advised by Bain Capital (our “Principal Shareholder”) will own approximately     % of our common shares (or     % of our outstanding common shares if the underwriters exercise in full their over-allotment option). As a result, we will be a “controlled company”

within the meaning of the applicable listing rules of                     . See “Risk Factors—Risks Relating to this Offering—Upon listing of our shares on                 , we will be a “controlled company” within the meaning of the rules of and, as a result, we will qualify for exemptions from certain corporate governance requirements. You will not have the same protections as those afforded to shareholders of companies that are subject to such governance requirements.”

Corporate Information

Kestra Medical Technologies, Ltd. was incorporated as a Bermuda exempted company on May 20, 2021 in anticipation of this offering and has not engaged in any business or other activities to date other than those incidental to its formation, the Organizational Transactions and the preparation of the prospectus and the registration statement of which this prospectus forms a part. Our principal office is located at 3933 Lake Washington Blvd NE, Suite 200, Kirkland, Washington 98033, and our registered office is located in Bermuda at Cumberland House, 7th Floor, 1 Victoria Street, Hamilton HM 11, Bermuda. Our telephone number is (425) 279-8002. Our website address is https://www.kestramedical.com. The information contained on, or accessible through, our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common shares. We are a holding company and all of our business operations are conducted through our subsidiaries.

This prospectus includes references to trademarks and service marks for which we have obtained or applied for registration, such as ASSURE, KESTRA and KESTRA CARESTATION. This prospectus also contains trade names, trademarks and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names.

THE OFFERING

Common Shares Offered by Us	common shares.

Option to Purchase Additional Common Shares	We have granted the underwriters an over-allotment option for a period of 30 days from the date of this prospectus to purchase up to additional common shares.

Common Shares to be Outstanding Immediately After this Offering	common shares (or common shares if the underwriters exercise in full their over-allotment option).

Use of Proceeds	We estimate that the net proceeds to us from this offering, after deducting estimated underwriting discounts and commissions but before deducting estimated offering expenses incurred by us, will be approximately $ million, or approximately $ million if the underwriters exercise in full their over-allotment option, assuming an initial public offering price of $ per common share, which is the midpoint of the price range set forth on the cover page of this prospectus.

We intend to use the net proceeds from this offering to finance the commercialization and continued development of our ASSURE System, the build out of our sales and marketing infrastructure and our continued product development and research and development activities, as well as for working capital and general corporate purposes. See “Use of Proceeds” for additional information.

Controlled Company	After this offering, assuming an offering size as set forth in this section, we expect to be a “controlled company” within the meaning of the applicable listing rules of . See “Management—Controlled Company Exception.”

Dividend Policy	We have not historically declared or paid any dividends on our common shares. We anticipate that we will retain all of our future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors (the “Board of Directors”) and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our Board of Directors may deem relevant. We are not obligated to pay dividends on our common shares. See “Dividend Policy” for more information.

Risk Factors	Investing in our common shares involves a high degree of risk. You should read the section titled “Risk Factors” for a discussion of factors to consider carefully before deciding to invest in our common shares.

Material Bermuda and U.S. Federal Income Tax Considerations	For a discussion of material Bermuda and U.S. federal income tax consequences, see the section titled “Material Bermuda and U.S. Federal Income Tax Considerations.”

Proposed Trading Symbol	“KMTS.”

The number of common shares that will be outstanding immediately after this offering is based on                 common shares outstanding as of July 31, 2021, after giving pro forma effect to the Organizational Transactions, and excludes common shares reserved for future issuance under our equity incentive plans and                  common shares underlying the Warrant Agreement (as defined herein).

Except as otherwise indicated herein, all information in this prospectus, including the number of common shares that will be outstanding after this offering, assumes or gives effect to:

•	the completion of the Organizational Transactions, as described under the section titled “Organizational Transactions”;

•	an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus;

•	the effectiveness of our amended and restated bye-laws upon the closing of this offering; and

•	no exercise by the underwriters of their over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables set forth our summary consolidated financial data for the three months ended July 31, 2021 and 2020 and for the fiscal years ended April 30, 2021 and 2020. We derived the consolidated statements of operations and comprehensive loss data for the fiscal years ended April 30, 2021 and 2020 and the consolidated balance sheet data as of April 30, 2021 and 2020 from the audited consolidated financial statements of West Affum Intermediate Holdings and its consolidated subsidiaries included elsewhere in this prospectus. We derived the consolidated statements of operations and comprehensive loss data for the three months ended July 31, 2021 and 2020 and the consolidated balance sheet data as of July 31, 2021 from the unaudited condensed consolidated financial statements of West Affum Intermediate Holdings and its consolidated subsidiaries included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated financial statements on the same basis as the audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments, which in our opinion are necessary to state fairly the financial information set forth in those statements. See “Basis of Presentation.”

Kestra Medical Technologies, Ltd. was incorporated as a Bermuda exempted company on May 20, 2021 in anticipation of this offering and it has not engaged in any business or other activities other than those incidental to its formation, the Organizational Transactions and the preparation of this prospectus and the registration statement of which this prospectus forms a part. As such, summary consolidated financial data for Kestra Medical Technologies, Ltd. has not been provided. The balance sheets of Kestra Medical Technologies, Ltd. as of July 31, 2021 and May 21, 2021 are included elsewhere in this prospectus for reference purposes.

Our historical results are not necessarily indicative of the results to be expected in the future, and our interim results are not necessarily indicative of the results to be expected for the full year or any future period. You should read the summary consolidated financial data set forth below in conjunction with our consolidated financial statements, our condensed consolidated financial statements and related notes thereto included elsewhere in this prospectus, as well as the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Capitalization.” Our fiscal year ends on April 30.

	Three Months Ended July 31,		Fiscal Year Ended April 30,
(in thousands, except share and per share amounts)	2021	2020	2021	2020
Consolidated Statements of Operations and Comprehensive Loss Data:
Operating expenses:
Research and development costs	$4,860	$5,921	$18,806	$22,802
Selling, general and administrative	7,430	1,984	13,902	6,517

Total operating expenses	12,290	7,905	32,708	29,319

Loss from operations	(12,290)	(7,905)	(32,708)	(29,319)
Other expense:
Interest expense	847	—	1,168	—
Other expense, net	(60)	—	38	—

Net loss before provision for income taxes	(13,077)	(7,905)	(33,914)	(29,319)
Provision for income taxes	57	47	187	148

Net loss and comprehensive loss	$(13,134)	$(7,952)	$(34,101)	$(29,467)

Net loss per share attributable to common stockholder, basic and diluted	$(124)	$(75)	$(322)	$(278)

Weighted-average shares of common stock, basic and diluted	105,808	105,808	105,808	105,808

Pro forma net loss per share attributable to common shareholders, basic and diluted(1)

Pro forma weighted-average common shares, basic and diluted(1)

(1)

Pro forma net loss per share and pro forma weighted-average shares information represent that of Kestra Medical Technologies, Ltd. and give pro forma effect to the Organizational Transactions described in the section titled “Organizational Transactions” included elsewhere in this prospectus.

	As of July 31, 2021
(in thousands)	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$11,083	$	$
Total assets	19,475
Long-term debt, net	21,044
Total liabilities	29,786
Accumulated deficit	(183,214)
Total stockholder’s equity	(10,311)

(1)

The pro forma consolidated balance sheet data give effect to (1) the Organizational Transactions and (2) the effectiveness of our amended and restated bye-laws as if they had occurred on July 31, 2021.

(2)

The pro forma as adjusted consolidated balance sheet data give further effect to (i) our issuance and sale of              common shares in this offering at an assumed initial public offering price of $         per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions but before deducting estimated offering expenses incurred by us, and (ii) the application of the net proceeds therefrom as described in the section titled “Use of Proceeds” included elsewhere in this prospectus. The pro forma as adjusted information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $             per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions but before deducting estimated offering expenses incurred by us, would increase or decrease each of cash and cash equivalents, total assets and total stockholders’ equity on a pro forma as adjusted basis by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Each increase or decrease of one million in the number of common shares we are offering at the assumed initial public offering price of $             per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions but before deducting estimated offering expenses incurred by us, would increase or decrease each of cash and cash equivalents, total assets and total stockholders’ equity on a pro forma as adjusted basis by approximately $             million.

RISK FACTORS

Investing in our common shares involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, our condensed consolidated financial statements and the related notes thereto, before making a decision to invest in our common shares. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us. In addition, the scale and scope of the ongoing COVID-19 pandemic may heighten the potential adverse effects on our business, financial condition, results of operations and prospects described in the risk factors discussed below. If any of the following risks occur, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the market price of our common shares could decline, and you could lose all or part of your investment. Please also see “Special Note Regarding Forward-Looking Statements” and “Industry and Market Data.”

Risks Related to Our Business

We have a limited operating history, which may make it difficult for you to evaluate our current business and its likelihood of success and viability.

We are a provider of WCD solutions with a limited operating history with which investors can evaluate our business and prospects. Operations to date include organizing and staffing our company, business planning, raising capital, conducting discovery, research and development activities, pursuing intellectual property protection, such as filing and prosecuting patent applications and trademark applications, undertaking clinical trials, seeking FDA approval, establishing arrangements with third parties for the manufacture of initial quantities of our products and making preparations to commercialize our ASSURE System. We completed clinical trials for our ASSURE System in March 2020 and received our PMA for our ASSURE System on July 27, 2021, and we are in the process of commercially launching our ASSURE System. In comparison, our primary competitor, ZOLL, has been providing the only other commercially available WCD for approximately 20 years and as a result, has a significantly longer commercial track record than our company. We are continuing to develop the capabilities and infrastructure to conduct sales, marketing and distribution activities at a level necessary for the successful large-scale commercialization of our products. However, there is no assurance as to when, or if, we will be able to achieve that scale. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history. We may be unsuccessful for a number of reasons, including:

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responses of our primary competitor, ZOLL, and other start-up or large companies that may emerge as competitors in the future, who have or develop more technologically advanced products, stronger relationships with healthcare providers, and greater capital, marketing and other resources than our company;

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limitations on our ability to demonstrate differentiation and advantages of our ASSURE System or products we may develop in the future and their relative safety, efficacy and ease of use over other products in the market;

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the limited size and geographic scope of our sales and marketing capabilities as compared to our competitors and the learning curve required for new sales and marketing personnel to become effective in selling and marketing our products;

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our inability to provide products that are clinically effective, meet our desired product profile and are capable of being supplied at quantities and at a cost that addresses the clinical needs and commercial opportunities we target;

•	our inability to obtain sufficient and timely supplies of components necessary to manufacture our products or secure second source suppliers if our primary suppliers are unable to fulfill our orders;

•	our inability to timely make improvements to our products in response to feedback from our end-users or from the medical community;

•	insufficient financial or other resources to support our commercialization efforts; and

•	the introduction and market acceptance of new, more effective or less expensive competing products and technologies.

In addition, as a company with a limited operating history, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We are transitioning from a company with a research and development focus to a company capable of supporting commercial activities. We have not yet demonstrated an ability to successfully overcome such risks and difficulties, or to make such a transition. If we do not adequately address these risks and difficulties or successfully make such a transition, our business will suffer. We expect our financial condition and results of operations to continue to fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. Accordingly, you should not rely upon the results of any quarterly or annual periods as indications of future operating performance.

We have a history of net losses and are in the process of launching our ASSURE System, and if we are not successful, we may not be able to achieve or sustain profitability in the future.

Investing in medical technologies product development is a highly speculative undertaking and entails substantial upfront capital expenditures and significant risk that any potential products or other solutions will fail to demonstrate adequate efficacy or an acceptable safety profile, gain regulatory approval and become commercially viable. We have incurred net losses since our inception in 2014. We had a net loss of $13.1 million and $8.0 million for the three months ended July 31, 2021 and 2020, respectively, and a net loss of $34.1 million and $29.5 million for the fiscal years ended April 30, 2021 and 2020, respectively. We expect to continue to incur additional losses for the foreseeable future. As of July 31, 2021, we had an accumulated deficit of $183.2 million. The losses and accumulated deficit were primarily due to the substantial investments we made to develop and improve our technology and products through research and development efforts and infrastructure improvements. Over the next several years, we expect to continue to devote substantial resources to facilitate the commercialization of our ASSURE System and to develop other apparel, hardware, software and services to protect and support at-risk patients in an ambulatory care environment. We may continue to incur significant losses for the foreseeable future, and the net losses we incur may fluctuate significantly from quarter to quarter. Furthermore, we expect these losses to increase substantially if and as we:

•	continue our clinical and other research and development activities for future solutions;

•	seek marketing approvals for our products that successfully complete future clinical trials;

•	experience any delays or encounter any issues with any of the above, including, but not limited to, failed studies, complex results, safety issues or any failures to obtain regulatory approvals;

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establish a sales, marketing and distribution infrastructure, develop relationships with commercial partners and scale-up manufacturing capabilities, whether independently or with third parties, to commercialize our products;

•	obtain, expand, maintain, enforce and protect our intellectual properties;

•	hire additional clinical, regulatory and engineering personnel; and

•	incur legal, accounting and other expenses necessary to operate as a public company.

Our efforts to develop and commercialize our ASSURE System or any future product candidates may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses or at all. Even if we are able to commercialize our ASSURE System or any future product candidates, we may not achieve profitability soon after generating product sales, if ever, and there is no assurance that we will be able to sustain profitability. In addition, as a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. Our failure to achieve and sustain profitability in the future could impact our ability to continue operations without continued funding and cause the market price of our common shares to decline.

Our recurring losses from operations and financial condition raise substantial doubt about our ability to continue as a going concern.

In Note 1 to our condensed consolidated financial statements for the three months ended July 31, 2021 and 2020 and Note 1 to our consolidated financial statements for the fiscal years ended April 30, 2021 and 2020 included elsewhere in this prospectus, we concluded that our history of continued operating losses and accumulated deficit raise substantial doubt about our ability to continue as a going concern. Similarly, our independent registered public accounting firm included an explanatory paragraph in its report on our consolidated financial statements as of and for the fiscal years ended April 30, 2021 and 2020, describing the existence of substantial doubt about our ability to continue as a going concern.

Our future viability is dependent on our ability to generate cash from our operating activities or to raise additional capital to finance our operations. There is no assurance that we will succeed in obtaining sufficient funding on terms acceptable to us to fund continuing operations, if at all. The perception that we might be unable to continue as a going concern may also make it more difficult to obtain financing for the continuation of our operations on terms that are favorable to us, or at all, and could result in the loss of confidence by investors, suppliers and employees. Our consolidated financial statements and our condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our consolidated financial statements and our condensed consolidated financial statements, and it is likely that our investors will lose all or a part of their investment.

We expect our revenue to be primarily generated from sales of our ASSURE System, including associated products, and we are therefore highly dependent on our ASSURE System for our success.

We completed clinical trials for our ASSURE System in March 2020, obtained our PMA for the system on July 27, 2021 and expect to continue to devote substantial resources to facilitate the commercialization of our ASSURE System. We expect that sales of our ASSURE System and associated products will continue to account for the majority of our revenue for the foreseeable future. Our ability to execute our growth strategy and become profitable will therefore depend upon the adoption by clinicians and customers (e.g., patients and third-party payors), among others, of our ASSURE System. Some clinicians may not adopt our systems because they have prior history with or a preference for other treatment options that are more established or may be reluctant to alter their practice patterns and undergo the training required to enable them to treat patients with our ASSURE System. Some patients may decide to not purchase, and some payors may decide not to provide reimbursement for, our ASSURE System if, among other potential reasons, they believe our pricing is too high or that alternative devices are either more clinically efficacious or cost effective than our product.

Our business is dependent upon patients, physicians and other healthcare providers adopting our solutions, and if we fail to obtain broad adoption, our business would be adversely affected.

Our ability to execute our growth strategy and become profitable will depend on our ability to educate patients, physicians and other healthcare providers on the benefits of our WCD solutions over the existing product and services in the market, and to convince them to adopt our solutions to improve the timeliness and efficiency of clinical interventions for at-risk patients. We do not know if our ASSURE System or other potential products we may develop in the future will be successful over the long term, and market acceptance may be hindered if patients, physicians, other healthcare providers and other relevant stakeholders are not presented with compelling data demonstrating the efficacy and safety of our solutions compared to alternative existing technologies. Some patients, physicians and other healthcare providers may not adopt or may be slower to adopt our solutions because they have prior history with or a preference for other treatment options that are more established or may be reluctant to alter their practice patterns. Physicians and other healthcare providers play a significant role in determining the course of a patient’s treatment and, as a result, the type of product that will be used to treat a patient. In order to increase sales of our ASSURE System, we must effectively educate physicians and other healthcare providers about our ASSURE System and successfully demonstrate to physicians and other healthcare providers the merits of our ASSURE System for use in preventing sudden cardiac death and promoting cardiac recovery in at-risk patients as well as its advantages over standard treatments. If we are not successful in convincing physicians and other healthcare providers of the merits of our ASSURE System, they may not use our ASSURE System or recommend it to other patients, physicians and other healthcare providers and we may be unable to increase our sales, sustain our growth or achieve profitability.

Furthermore, we believe physicians and other healthcare providers may not widely adopt our ASSURE System unless they determine, based on their personal experience, recommendations from other physicians and other healthcare providers, available clinical data and published peer-reviewed journal articles, that our ASSURE System is an attractive alternative to our competitors’ products. Physicians and other healthcare providers may be hesitant to select our ASSURE System for new installations or change to our ASSURE System for the following reasons, among others:

•	long-standing relationships with competitors and distributors that sell other products and their competitive response and negative selling efforts;

•	lack of experience with our products and concerns that we are relatively new to the WCD business, or concerns that our competitors have greater resources than our company;

•	perceived liability risk generally associated with the use of new products and procedures;

•	lack or perceived lack of sufficient clinical evidence supporting clinical benefits;

•	reluctance to change to or use new products;

•	perception that our products are unproven or experimental; and

•	the time commitment that may be required to gain familiarity with a new system.

Any studies we, or third parties that we sponsor, may conduct comparing our solutions with alternative technologies will be expensive, time consuming and may not yield positive results. Additionally, adoption of our solutions may be directly influenced by a number of financial factors, including, to the extent professional services applying any of our products may be reimbursable, the ability of physicians and other healthcare professionals who may prescribe such products to obtain sufficient reimbursement from payors, including both third-party commercial payors and the Centers for Medicare & Medicaid Services (“CMS”). The efficacy, safety, performance and cost-effectiveness of our solutions, on a stand-alone basis and relative to competing products and/or services will determine the availability and level of reimbursement received by us and, with respect to any professional services applying our products that may be reimbursable, any physicians and other healthcare professionals providing such services. Any new products we may seek to introduce may not be accepted by our patients, physicians and other healthcare professionals and other stakeholders. If we have difficulty launching new products, our reputation may be harmed and our financial results could be adversely affected. In order to generate revenue, we will need to target potential prescribers of our products, such as hospitalists, cardiologists and other healthcare professionals, as well as potential end-users of our products with whom we have had little contact, which may require significant marketing and sales efforts. As we have just begun to commercialize our products, we do not currently have any pricing contracts with potential private payors. There is no assurance that we will be able to enter into pricing contracts with payors on terms and reimbursement rates acceptable to us. If we are unable to enter into adequate pricing contracts and other arrangements with relevant payors, physicians and other healthcare professionals may be reluctant to adopt our solutions for patients covered by such non-contracted insurance policies because of the uncertainty surrounding reimbursement rates. If patients, physicians and other healthcare providers do not adopt our products, we may not be able to generate revenue, and our financial condition will suffer as a result.

Further, demand for our products may not increase as quickly as we predict, and we may be unable to increase our revenue to the level that we currently expect. Even if we succeed in increasing adoption of our products by physicians, hospitals and other healthcare providers, maintaining and creating relationships with third-party payors and developing and commercializing new features or indications for these systems, we may be unable to generate sufficient revenue to achieve or sustain profitability.

Due to the significant resources required for the development of our products, we may expend our limited resources to pursue the development and commercialization of select products and fail to capitalize on other products that may be more profitable or for which there is a greater likelihood of success.

We are currently focused on developing WCD solutions designed to prevent sudden cardiac death and promote cardiac recovery in at-risk patients. As of the date of this prospectus, we have completed clinical trials for our ASSURE System and we are in various stages of research and development for other solutions and new indications for our technology. We seek to maintain a process of prioritization and resource allocation among our various research and development efforts to maintain a balance between advancing our ASSURE System and developing our other current and any future cardiovascular solutions. Our decisions concerning the allocation of research, development, collaboration, management and financial resources toward particular products or therapeutic areas may not lead to the development of any viable commercial product and may divert resources away from other products and solutions tailored to other therapeutic areas that later prove to have greater commercial potential or a greater likelihood of success. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. If we do not accurately evaluate the commercial potential or target market for a particular product, we may relinquish valuable rights to that product through future collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights. In addition, if we make incorrect determinations regarding the viability or market potential of any of our products and solutions or misread trends in cardiovascular care and the wearable healthcare technology industry, our business, financial condition and results of operations could be materially adversely affected.

While our clinical trials have shown results which demonstrated the safety and effectiveness of our ASSURE System, subsequent clinical trials may not be consistent with our findings to date. If clinical studies of our products we may develop in the future do not produce results necessary to support regulatory clearance or approval in the United States or, with respect to our current or any future products, elsewhere, we will be unable to expand the indications for or commercialize these products and may incur additional costs or experience delays in completing, or ultimately be unable to complete, the commercialization of those products.

Clinical trials are difficult to design and implement, can take many years, can be expensive and carry uncertain outcomes. The clinical trials we have completed as of the date of this prospectus for our ASSURE System have shown results which demonstrated the safety and effectiveness of our ASSURE System, including a significantly lower false alarm rate and greater wearability and usability as compared to ZOLL’s LifeVest WCD, as well as greater levels of first and second shock conversion efficacy as compared to pre-specified performance goals. See “Business.” However, the findings and results of our comparison of our ASSURE System to ZOLL’s LifeVest WCD are based on the limited pre-clinical and clinical trial data we have collected to date and are subject to change as we enroll patients into our ASSURE Registry and engage in post-market surveillance studies. Our competitors, academics, physicians, healthcare organizations or other third parties may commission other clinical studies on our ASSURE System or any of our other products in the future. These studies could yield significantly different results than the clinical trials that we have completed or may complete in the future.

If any studies conducted by third parties on any of our products produce results that are not as favorable as the findings in the clinical trials we conduct, the adoption of our products could be impeded and our reputation in the medical community may be damaged, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Failure can occur at any stage of a clinical trial. Our clinical studies may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical and non-clinical studies. Our failure to adequately demonstrate the safety and efficacy of our system or any product we may develop in the future would prevent receipt of regulatory clearance or approval and, ultimately, the commercialization of that product or indication for use. Even if any future products are cleared or approved in the United States, commercialization of our products in foreign countries would require clearance, certification or approval by regulatory authorities in those countries. Clearance, certification or approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional pre-clinical studies or clinical trials. Any of these occurrences could have an adverse effect on our business, financial condition and results of operations.

The initiation and completion of any of our clinical trials or investigations may be prevented, delayed, or halted for numerous reasons. We may experience delays in future clinical trials or investigations for a number of reasons, which could adversely affect the costs, timing or successful completion of our clinical trials, including related to the following:

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we may be required to submit an Investigational Device Exemption (“IDE”) application to FDA, which must become effective prior to commencing certain human clinical trials of medical devices, and FDA may reject our IDE application and notify us that we may not begin clinical trials;

•	regulators and other comparable foreign regulatory authorities may disagree as to the design or implementation of our clinical trials or investigations;

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regulators and/or institutional review boards (“IRB”) or other reviewing bodies may not authorize us or our investigators to commence a clinical trial or investigation, or to conduct or continue a clinical trial or investigation at a prospective or specific trial site;

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we may not reach agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

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clinical trials or investigations may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or investigations or abandon product development programs;

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the number of subjects or patients required for clinical trials or investigations may be larger than we anticipate, enrollment in these clinical trials may be insufficient or slower than we anticipate, and the number of clinical trials or investigations being conducted at any given time may be high and result in fewer available patients for any given clinical trial or investigation, or patients may drop out of these clinical trials at a higher rate than we anticipate;

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our third-party contractors, including those manufacturing products or conducting clinical trials or investigations on our behalf, may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

•	we might have to suspend or terminate clinical trials or investigations for various reasons, including a finding that the subjects are being exposed to unacceptable health risks;

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we may have to amend clinical trial protocols or conduct additional studies to reflect changes in regulatory requirements or guidance, which we may be required to submit to an IRB and/or regulatory authorities for re-examination;

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regulators, IRBs, other reviewing bodies or other parties may require or recommend that we or our investigators suspend or terminate clinical research for various reasons, including safety signals or noncompliance with regulatory requirements;

•	the cost of clinical trials or investigations may be greater than we anticipate;

•	clinical sites may not adhere to our clinical protocol or may drop out of a clinical trial;

•	we may be unable to recruit a sufficient number of clinical trial sites;

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regulators, IRBs, or other reviewing bodies may fail to approve or subsequently find fault with the manufacturing processes or facilities of third-party manufacturers with which we enter into agreement for clinical and commercial supplies, the supply of devices or other materials necessary to conduct clinical trials may be insufficient, inadequate or not available at an acceptable cost, or we may experience interruptions in supply;

•	approval policies or regulations of FDA or applicable foreign regulatory agencies may change in a manner rendering our clinical data insufficient for approval; and

•	our current or future products may have undesirable side effects or other unexpected characteristics.

In addition, disruptions caused by the COVID-19 pandemic may increase the likelihood that we encounter such difficulties or delays in any planned or future clinical trials and investigations. Any of these occurrences may significantly harm our business, financial condition and prospects. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials or investigations may also ultimately lead to the denial of regulatory approval of any future product candidates.

Clinical trials and investigations must be conducted in accordance with the laws and regulations of the FDA and other applicable regulatory authorities’ legal requirements, regulations or guidelines, and are subject to oversight by these governmental agencies and IRBs or other regulatory bodies at the medical institutions where the clinical trials or investigations are conducted. In addition, clinical trials and investigations must be conducted with supplies of our devices produced under current good manufacturing practice, or cGMP, requirements and other regulations. Furthermore, we may rely on CROs, and clinical trial sites to ensure the proper and timely conduct of our clinical trials and we may have limited influence over their actual performance. We depend on our collaborators and on medical institutions and CROs to conduct our clinical trials in compliance with good clinical practice, or GCP, requirements. To the extent our collaborators or the CROs fail to enroll participants for our clinical trials, fail to conduct the study to GCP standards or are delayed for a significant time in the execution of trials, including achieving full enrollment, we may be affected by increased costs, program delays or both.

The estimates of our market and forecasts of market growth included in this prospectus are based on a number of complex assumptions and estimates that may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business may not increase at similar rates, if at all.

The estimates and forecasts in this prospectus relating to, among other things, our total addressable market, our near-term achievable market and the expected growth in the WCD market are subject to significant uncertainty and may prove to be inaccurate. In particular, our estimates of our total addressable market and our near-term achievable market are based on a number of internal and third-party estimates and assumptions relating to, amongst other things, the number of patients who are at risk of suffering a SCA, are not immediately eligible for an ICD and are either currently using or may in the future use WCDs; the reimbursement rates for WCDs by Medicare and private health insurers; the average WCD patient wear-time; and the use of WCDs over alternative treatments such as ICDs. In addition, our estimates of our total addressable market and our near-term achievable market both reflect the opportunities available to all current and potential participants in the market, and we cannot predict with precision our ability to address the potential demand for WCDs or the extent of market adoption of our ASSURE System over solutions offered by our competitors. While we believe that our assumptions and the data underlying our estimates for our total addressable market, our near-term achievable market and the expected growth in the WCD market are reasonable, there are inherent challenges in measuring or forecasting such information. Our assumptions and estimates may not be correct and the conditions supporting our assumptions or estimates may change at any time, thereby reducing the predictive accuracy of such underlying factors. Our estimated addressable market or near-term achievable market may not materialize for many years, if ever. Even if the WCD market experiences the forecasted growth described in this prospectus, we may not increase our business at a similar rate, or at all. Our growth is subject to many factors, including whether the market for WCDs continues to improve, the rate of market acceptance of our ASSURE System and our other products as compared to our competitors’ products and our success in implementing our business strategies, each of which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.

Even if we consummate this offering, we may need to raise substantial additional funding. If we are unable to raise capital when needed, we would be forced to delay, scale back or discontinue some of our product development programs or commercialization efforts.

The development of medical technologies is capital intensive. We are currently preparing to commence the commercialization of our ASSURE System. Our current cash resources may be insufficient to fund our planned operations or development plans, including our plans to develop and introduce other apparel, hardware, software and service solutions for patients who are at risk for a variety of life-threatening cardiac events. We may not have accurately anticipated how much we will accomplish with the funds from this offering. We may require additional funds to achieve even these more limited objectives which, if achieved, will still require additional funds to advance further. If we are capital constrained, we may not be able to meet our obligations. If we are unable to meet our obligations, or we experience a disruption in our cash flows, it could limit or halt our ability to continue to develop our products or to even continue operations, either of which would have a material adverse effect on us.

We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of, advance the pre-clinical and clinical activities of, and seek marketing approval for, our current or future products. In addition, we have incurred, and expect to continue to incur, significant commercialization expenses related to sales, marketing, product manufacturing and distribution after obtaining marketing approval for our products. We may also need to raise additional funds sooner if we choose to pursue additional indications and/or distribution channels for our current or future products or otherwise expand more rapidly than we presently anticipate. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. If we are unable to raise capital when needed, we would be forced to delay, scale back or discontinue the development and commercialization of one or more of our products.

We have concluded that our history of continued operating losses and accumulated deficit raise substantial doubt about our ability to continue as a going concern. See Note 1 to our condensed consolidated financial statements for the three months ended July 31, 2021 and 2020 and Note 1 to our consolidated financial statements for the fiscal years ended April 30, 2021 and 2020 included elsewhere in this prospectus for additional information on our assessment. Similarly, our independent registered public accounting firm included an explanatory paragraph in its report on our consolidated financial statements as of and for the fiscal years ended April 30, 2021 and 2020, describing the existence of substantial doubt about our ability to continue as a going concern. See “—Our recurring losses from operations and financial condition raise substantial doubt about our ability to continue as a going concern.” However, based on our current planned operations, we expect that our cash and cash equivalents, together with the expected revenue generated from sales of our ASSURE System and the anticipated proceeds of this offering, will enable us to fund our operating expenses for at least                months following the date of this offering. Our future capital requirements will depend on and could increase significantly as a result of many factors, including:

•	the scope, progress, results and costs of pre-clinical development and clinical trials for our current or future products;

•	the potential additional expenses attributable to adjusting our development plans (including any supply-related matters) in response to the COVID-19 pandemic;

•	the scope, prioritization and number of our research and development initiatives;

•	the costs, timing and outcome of regulatory review of our current or future products;

•	our ability to establish and maintain collaborations with technology, commercial and clinical partners on favorable terms, if at all;

•	the extent to which we are obligated to reimburse, or are entitled to reimbursement of, clinical trial costs under future collaboration agreements, if any;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

•	the costs of securing manufacturing arrangements for commercial production; and

•	the costs of establishing or contracting for sales and marketing capabilities if we obtain regulatory approvals to market our current or future products.

Identifying potential current or future products to develop and conducting pre-clinical testing and clinical trials is a time-consuming, expensive and uncertain process that may require a significant amount of time to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve sales. In addition, our current or future products, if approved, may not achieve commercial success. Accordingly, we may need to continue to rely on additional funding to achieve our business objectives. Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our current or future products. Disruptions in the financial markets in general, and more recently due to the COVID-19 pandemic, have made equity and debt financing more difficult to obtain and may have a material adverse effect on our ability to meet our fundraising needs. We cannot guarantee that future financing will be available in sufficient amounts or on terms favorable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our shareholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our shares to decline. The sale of additional equity or convertible securities would dilute all of our shareholders. The incurrence of indebtedness would result in increased fixed payment obligations, and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborators or otherwise at an earlier stage than otherwise would be desirable, and we may be required to relinquish rights to some of our technologies or current or future products or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to obtain funding on a timely basis, we may be required to significantly delay, scale back or discontinue one or more of our research or development initiatives or the commercialization of any of our products or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition, results of operations and prospects.

We have a significant amount of debt, which may affect our ability to operate our business and secure additional financing in the future.

As of July 31, 2021, we had an aggregate principal amount of $21.0 million outstanding under the Loan and Security Agreement (the “KLIM Facility”), dated as of September 24, 2020, among Kennedy Lewis Management LP, as collateral agent, the lenders party thereto, West Affum Holdings and Kestra Medical Technologies, as borrowers, and the guarantors party thereto. We must make significant annual debt payments under the loan agreement, which will divert resources from other activities. Our outstanding debt under the KLIM Facility is collateralized by substantially all of our assets and contains customary financial and operating covenants limiting our ability to, among other things, dispose of assets, undergo a change in control, merge or consolidate, enter into certain transactions with affiliates, make acquisitions, incur debt, incur liens, pay dividends, repurchase stock and make investments, in each case subject to certain exceptions. The covenants in the KLIM Facility, as well as in any future financing agreements into which we may enter, may restrict our ability to finance our operations and engage in, expand or otherwise pursue our business activities and strategies. Our ability to comply with these covenants may be affected by events beyond our control and future breaches of any of these covenants could result in a default under the loan agreement. If not waived, future defaults could cause all of the outstanding indebtedness under the loan agreement to become immediately due and payable and terminate commitments to extend further credit. If we do not have or are unable to generate sufficient cash available to repay our debt obligations when they become due and payable, either upon maturity or in the event of a default, we may not be able to obtain additional debt or equity financing on favorable terms, if at all, which may negatively impact our ability to operate and continue our business as a going concern. See the section titled “Description of Certain Indebtedness” for more information on the KLIM Facility.

Despite our current level of indebtedness, we may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

We may be able to incur significant additional indebtedness in the future. Although the KLIM Facility limits our ability and the ability of our present and future subsidiaries to incur additional indebtedness, the terms of the KLIM Facility permit us to incur significant additional indebtedness. In addition, the KLIM Facility does not prohibit us from incurring obligations that do not constitute indebtedness as defined therein. To the extent that we incur additional indebtedness or such other obligations, the risk associated with our substantial indebtedness described above, including our potential inability to service our debt, will increase.

We will require a significant amount of cash to service our debt, and our ability to generate cash depends on many factors beyond our control, and any failure to meet our debt service obligations could materially adversely affect our business, results of operations and financial condition.

Our ability to make payments on and to refinance our indebtedness and to fund working capital needs and planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, business, legislative, regulatory and other factors that are beyond our control.

If our business does not generate sufficient cash flow from operations or if future borrowings are not available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs, we may need to refinance all or a portion of our indebtedness on or before the maturity thereof, sell assets, reduce or delay capital investments or seek to raise additional capital, any of which could have a material adverse effect on our business, results of operations and financial condition. In addition, we may not be able to effect any of these actions, if necessary, on commercially reasonable terms or at all. Our ability to restructure or refinance our indebtedness will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments, including the credit agreements governing our credit facilities, may limit or prevent us from taking any of these actions. In addition, any failure to make scheduled payments of interest and principal on our outstanding indebtedness would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness on commercially reasonable terms or at all. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance or restructure our obligations on commercially reasonable terms or at all, would have an adverse effect, which could be material, on our business, results of operations and financial condition, as well as on our ability to satisfy our obligations in respect of the credit facilities and our other indebtedness.

Our failure to comply with the agreements relating to our outstanding indebtedness, including as a result of events beyond our control, could result in an event of default that could materially adversely affect our business, results of operations and financial condition.

If there were an event of default under the KLIM Facility relating to our outstanding indebtedness, the holders of the defaulted debt could cause all amounts outstanding with respect to that debt to be due and payable immediately. We cannot guarantee that our assets or cash flow would be sufficient to fully repay borrowings under our outstanding debt instruments if accelerated upon an event of default.

Further, if we are unable to repay, refinance or restructure our indebtedness under our secured debt, the holders of such debt could proceed against the collateral securing that indebtedness. In addition, any event of default or declaration of acceleration under one debt instrument could also result in an event of default under one or more of our other debt instruments.

As a result, any default by us on our indebtedness could have a material adverse effect on our business, results of operations and financial condition.

Our quarterly and annual results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our quarterly and annual results of operations, including our revenue, profitability and cash flow, may vary significantly in the future and period-to-period comparisons of our operating results may not be meaningful. Accordingly, the results of any one quarter or period should not be relied upon as an indication of future performance. Our quarterly and annual financial results may fluctuate as a result of a variety of factors, many of which are outside our control and, as a result, may not fully reflect the underlying performance of our business. Fluctuation in quarterly and annual results may decrease the value of our common shares. Factors that may cause fluctuations in our quarterly and annual results include, without limitation:

•

the timing and success or failure of clinical trials or post-marketing studies for our ASSURE System or any future product candidates or competing product candidates, or any other change in the competitive landscape of our industry, including consolidation amongst our competitors or partners;

•	market acceptance of our ASSURE System and other products and solutions we may develop in the future;

•	our ability to successfully recruit and retain subjects for clinical trials, and any delays caused by difficulties in such efforts;

•

our ability to obtain and maintain marketing approval for our ASSURE System and other products and solutions we may develop in the future, and the timing and scope of any such approvals we may receive;

•	the availability of reimbursement for our ASSURE System or any future product candidates at acceptable reimbursement rates;

•	the availability of reimbursement for our products and solutions through government healthcare programs at acceptable reimbursement rates;

•

the cost of manufacturing our ASSURE System or any future product candidates, which may vary depending on the quantity of production and the terms of our agreements with manufacturers and other vendors;

•	our ability to attract, hire, train and retain qualified personnel;

•	the amount and timing of costs and expenses related to the maintenance and expansion of our business and operations;

•	changes in our future pricing policies or those of our competitors;

•	the level of demand for our ASSURE System or any future product candidates that receive necessary marketing and other regulatory approvals, which may vary significantly;

•	general economic, industry and market conditions or extraordinary external events, such as a recession or the ongoing COVID-19 pandemic;

•	changes in our regulatory environment;

•	expenses associated with unforeseen product quality issues;

•	litigation or other claims against us for intellectual property infringement or otherwise;

•

expenses associated with indemnification obligations to third parties that are subject to litigation or claims, including in relation to intellectual property infringement, or incur other losses as a result of their use of our products;

•	our ability to obtain additional financing as necessary; and

•	advances and trends in new technologies and industry standards.

The cumulative effects of these factors could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our common shares could decline substantially. Such a share price decline could occur even if we meet any previously publicly-stated guidance we may have provided.

Coverage and reimbursement may be limited or unavailable in certain market segments for our product, if approved, which could make it difficult for us to sell our product profitably.

In the United States and in other countries, patients who are prescribed treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. In the United States, sales of any products for which we may receive regulatory marketing approval will depend, in part, on the availability of coverage and reimbursement from third-party payors. Third-party payors include government healthcare programs such as Medicare, Medicaid, TRICARE and the Veterans Administration, managed care providers, private health insurers and other organizations. Coverage and adequate reimbursement from governmental healthcare programs, such as Medicare, and commercial payors is critical to new product acceptance. Patients are unlikely to use our product unless coverage is provided, and reimbursement is adequate to cover a significant portion of the cost.

Government healthcare programs and other third-party payors may change their coverage and reimbursement policies, as well as payment amounts, in a way that would prevent or limit reimbursement for our products, which would significantly harm our business. Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	cost-effective;

•	supported by peer-reviewed publications and key opinion leaders;

•	appropriate for the specific patient; and

•	neither experimental nor investigational.

Our ability to commercialize any products successfully depends in part on the extent to which coverage and adequate reimbursement for these products and related treatments are available from third-party payors, including government healthcare programs and private health insurers. We have been issued a Medicare Provider Number by the CMS, which enables us to bill Medicare for reimbursement for our ASSURE System as an accredited DME supplier to the extent the claim meets medical necessity and coverage requirements set forth by Medicare. However, there can be no assurance that we will be able to obtain adequate coverage and reimbursement from other third-party payors in the United States or in other jurisdictions for our ASSURE System or any products that we may develop in the future.

In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors. Therefore, coverage and reimbursement for our products can differ significantly from payor to payor. As a result, obtaining coverage and reimbursement approval of a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide to each payor supporting scientific, clinical and cost-effectiveness data for the use of our products on a payor-by-payor basis, with no assurance that coverage and adequate reimbursement will be obtained. Even if we obtain coverage for a given product, the resulting reimbursement payment rates might not be adequate for us to achieve or sustain profitability or may require co-payments that patients find unacceptably high. Additionally, third-party payors may not cover, or provide adequate reimbursement for, long-term follow-up evaluations required following the use of product candidates, once approved. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement for our ASSURE System or any future product candidates, if approved.

Changes in reimbursement coding may also impair our ability to receive reimbursement for our products. Our ASSURE System may be reimbursed under the Healthcare Common Procedure Coding System (“HCPCS”) code K0606. HCPCS is a standardized system used by all U.S. insurance payers to provide descriptions of healthcare equipment, supplies and services. HCPCS codes are used by payors to identify what services are being billed and to assign payment rates to those specific services. HCPCS codes for durable medical equipment are assigned and managed by CMS and a Medicare contractor responsible for Pricing, Data Analysis and Coding (“PDAC”). New products and product revisions must go through a coding verification process to confirm the products meet the requested HCPCS definitions. CMS or its contractor can review and revise coding assignments if they believe a product no longer meets the assigned HCPCS definition. If the PDAC contractor determines one of our products does not meet the current HCPCS definition, it could remove all coding or assign a different HCPCS code with a lesser payment rate. This could have an adverse impact on our reimbursement rates, results of operations and cash flows.

Determinations of which products or services will be reimbursed under Medicare can be developed at the national level through a national coverage determination (“NCD”), by CMS, or at the local level through a local coverage determination (“LCD”), by one or more of the regional Medicare Administrative Contractors (“MACs”), which are private contractors that process and pay claims on behalf of CMS for different regions. In the absence of an NCD, the MAC with jurisdiction over a specific geographic region will have the discretion to make an LCD and determine the fee schedule and reimbursement rate within the region, and regional LCDs may not always be consistent in their determinations. Currently, no NCD has been issued with respect to products reimbursed pursuant to HCPCS Code K0606, so reimbursement for our ASSURE System will depend on the medical necessity and coverage requirements set forth with respect to K0606 in the relevant LCD. Reductions in reimbursement rates, if enacted, could have a material adverse effect on our business. Further, a reduction in coverage by Medicare could cause some commercial third-party payors to implement similar reductions in their coverage or level of reimbursement of our products. Given the evolving nature of the healthcare industry and on-going healthcare cost reforms, we may be subject to changes in the level of coverage for our products by government healthcare programs, once approved for commercial sales, and unfavorable coverage determinations at the national or local level could adversely affect our business and results of operations.

Additionally, healthcare reform legislation or regulation may be proposed or enacted in the future that may adversely affect such policies and amounts. Changes in the healthcare industry directed at controlling healthcare costs or perceived over-utilization of cardiac monitoring products and services in ambulatory care environments could reduce the volume of demand for our products. If more healthcare cost controls are broadly instituted throughout the healthcare industry, the volume of cardiac monitoring solutions prescribed could decrease, resulting in pricing pressure and declining demand for our products.

If we are unable to manage the anticipated growth of our business, our future revenue and operating results may be harmed.

Any growth that we experience in the future could provide challenges to our organization, requiring us to expand our sales personnel and general and administrative infrastructure. In addition to the need to establish effective sales, marketing, patient support and clinical operations capabilities, our future growth will impose significant added responsibilities on our management, including the need to identify, recruit, train and integrate additional employees. Rapid expansion in personnel could mean that less experienced people market and offer our products, which could result in inefficiencies, unanticipated costs and cause disruptions to our operations. Additionally, rapid and significant growth may strain our administrative and operational infrastructure. Our ability to manage our business and growth will require us to continue to improve our operational, financial and management controls, reporting systems and procedures. The time and resources required to optimize these systems and procedures are uncertain, and failure to complete optimization in a timely and efficient manner could adversely affect our operations. If we are unable to manage our growth effectively, it may be difficult for us to execute our business strategy and our business could be harmed.

Performance issues, service interruptions or price increases by our shipping carriers could adversely affect our business and harm our reputation and ability to provide our services on a timely basis.

Expedited, reliable shipping is essential to our operations. We rely heavily on providers of transport services for reliable and secure point-to-point transport of our products to our customers and for tracking of these shipments. Should a carrier encounter delivery performance issues such as loss, damage or destruction of any ASSURE Systems or components thereof, it would be costly to replace such systems or components in a timely manner and such occurrences may damage our reputation and lead to decreased demand for our products and increased cost and expense to our business. In addition, any significant increase in shipping rates could adversely affect our operating margins and results of operations. Similarly, strikes, severe weather, natural disasters or other service interruptions affecting delivery services we use would adversely affect our ability to process orders for our products on a timely basis.

If we are unable to support demand for our ASSURE System or any future products or services, our business could suffer.

As we commercialize our products and demand for our ASSURE System or any future products or services increases, we will need to continue to expand our customer service, billing and systems processes and enhance our internal quality assurance program.

We cannot assure you that any increases in scale, related improvements and quality assurance will be successfully implemented or that appropriate personnel will be available to facilitate growth of our business. Failure to implement necessary procedures, transition to new processes or hire the necessary personnel could result in higher costs of processing data or inability to meet increased demand. There can be no assurance that we will be able to perform our data analysis on a timely basis at a level consistent with demand, quality standards and physician expectations. If we encounter difficulty meeting market demand, quality standards or physician expectations, our reputation could be harmed and our prospects and business could suffer.

We have limited experience supplying our ASSURE System in quantities and providing services on a broad scale that is both commercially successful and meets clinical needs, which could harm our business.

We have limited experience in supplying our ASSURE System and other products we are developing in commercial quantities and providing services on a broad scale that is both commercially successful and meets clinical needs. As a result, we may encounter production or service delays or shortfalls. Such production or service delays or shortfalls may be caused by many factors, including the following:

•	we intend to expand our operations to offer products in commercial quantities, and our operational processes may have to change to accommodate this growth;

•

key components of our ASSURE System are provided by a limited number of suppliers, and we do not currently maintain large inventory levels of these components; if we experience a shortage or quality issues in any of these components, we would need to identify and qualify new supply sources, which could increase our expenses and result in manufacturing delays;

•

we are subject to state and federal regulations, including the FDA’s Quality System Regulation (the “QSR”), for both the manufacture of our products and provision of our services, non-compliance with which could cause an interruption in our ability to manufacture and deliver our products and services; and

•	to increase our sales significantly and scale our services, we will be required to attract, hire, train and retain qualified personnel.

If we are unable to keep up with demand for our products, including our ASSURE System, our revenue could be impaired, market acceptance for our products could be harmed and we may not be able to compete against our competitor. Our inability to supply our ASSURE System and other products we are developing or may develop in the future in sufficient quantities or in a timely manner to meet clinical needs may adversely affect our profitability, and we may not be able to execute our growth plans.

The manufacturing facilities and processes of our third-party suppliers are subject to unannounced FDA and state regulatory inspections for compliance with the QSR. Developing and maintaining a compliant quality system is time consuming and expensive. Failure to maintain compliance with, or not fully complying with the requirements of the FDA and state regulators could result in enforcement actions against us or our third-party suppliers, which could include the issuance of warning letters, seizures, prohibitions on product sales, recalls and civil and criminal penalties. Additionally, our third-party suppliers have in the past and may in the future receive 483 letters or warning letters from the FDA for violations of the FDA’s requirements. If our third-party suppliers fail to adequately rectify any such violations, they may be subject to fines or penalties, which could significantly impact our manufacturing supply and provision of services and impair our reputation and financial results.

We depend on third-party suppliers and contract manufacturers to manufacture our ASSURE System and its components, which could make us vulnerable to supply shortages and price fluctuations that could harm our business.

We outsource the manufacturing of our ASSURE System and all of its components to third-party suppliers, including contract manufacturers that manufacture garments, chargers, monitors, batteries, cables and various accessories for our ASSURE System. We depend on our third-party suppliers and contract manufacturers to provide us with materials in a timely manner that meet our quality, quantity and cost requirements. These suppliers and contract manufacturers may encounter problems during manufacturing for a variety of reasons, including as a result of the ongoing COVID-19 pandemic, any of which could delay or impede their ability to meet our demand. Our reliance on third-party suppliers subjects us to a number of risks, including, but not limited to:

•	inability to obtain sufficient quantities of components used in our products in a timely manner or on commercially acceptable terms, including shortages of off-the shelf commercial components;

•	supply interruptions resulting from disruptions or changes to, or discontinuations of, a supplier’s operations, including as a result of unforeseen events such as the ongoing COVID-19 pandemic;

•	production delays related to the evaluation and testing of products from alternative suppliers and corresponding regulatory qualifications;

•	the inability of the manufacturer or supplier to comply with the QSR and other relevant state or federal regulations;

•	delays in product shipments resulting from uncorrected defects, reliability issues or a supplier’s failure to consistently produce quality components;

•	third party litigation or other claims for intellectual property infringement based on key components provided by suppliers;

•	price fluctuations due to a lack of long-term supply arrangements with our suppliers for key components;

•	inability to control the quality of components manufactured by our third-party suppliers; and

•

delays in delivery by our suppliers due to changes in demand from us or their other customers and consequently, our inability to fulfill our contractual obligations to deliver our products to our end-users.

In addition, our suppliers and contract manufacturers may cease producing the components we purchase from them or otherwise decide to cease doing business with us. Further, we maintain limited volumes of inventory from most of our suppliers and contract manufacturers. If we inaccurately forecast demand for finished goods, we may be unable to meet customer demand, which could harm our competitive position and reputation.

In addition, if we fail to effectively manage our relationships with our suppliers and contract manufacturers, we may be required to change suppliers or contract manufacturers. While we believe replacement suppliers exist for all materials, components and services necessary to manufacture our ASSURE System, establishing additional or replacement suppliers for any of these materials, components or services, if required, could be time-consuming and expensive, and may result in interruptions in our operations and product delivery. Even if we are able to find replacement suppliers, we will be required to verify that the new supplier maintains facilities, procedures and operations that comply with our quality expectations and applicable regulatory requirements. Any of these events could require that we obtain regulatory authority approval before we implement the change, which could result in further delay and which may not be obtained at all. If our third-party suppliers fail to deliver the required commercial quantities of materials on a timely basis and at commercially reasonable prices, and we are unable to find one or more replacement suppliers capable of production at a substantially equivalent cost in substantially equivalent volumes and quality on a timely basis, the continued commercialization of our ASSURE System, the supply of our products to customers and the development of any future products will be delayed, limited or prevented, which could have material adverse effect on our business, financial condition and results of operations. For example, the COVID-19 pandemic has disrupted the operations of certain of our third-party suppliers. We have worked closely with our manufacturing partners and suppliers to enable us to source key components and maintain appropriate inventory levels, and have not experienced significant disruptions in our supply chain to date. However, there is no assurance that we will not experience more significant disruptions in our supply chain in the future, particularly if the operations of our contract manufacturing partners are more severely impacted by the pandemic in the future. Any significant delays or interruption in the supply of components and materials necessary for our products, or our inability to obtain substitute components or materials from alternate sources at acceptable terms and in a timely manner could impair our ability to meet demand for our products, fulfill our contractual obligations to deliver our products and harm our business.

If our suppliers’ manufacturing facilities become damaged or inoperable, or if they are required to vacate a facility, they may be unable to manufacture our products or we may experience delays in production or an increase in costs, which could adversely affect our results of operations.

Facilities and equipment of our suppliers could be harmed or rendered inoperable by natural or man-made disasters, including fire, earthquake, terrorism, flooding and power outages. Any of these may render it difficult or impossible for us to manufacture products for some period of time. If our or our suppliers’ manufacturing facilities are inoperable for even a short period of time, our inability to manufacture our ASSURE System and interruptions to our research and development efforts for other products we are developing may result in harm to our reputation and our ability to achieve profitability. Additionally, it may be costly and time-consuming to repair or replace our facilities and the equipment we use to conduct our research and development activities and manufacture our products.

We have limited experience in directly marketing and offering our products commercially, and if we are unable to successfully expand our sales infrastructure and adequately address our customers’ needs, it could negatively impact market acceptance of our ASSURE System and other products we may develop in the future and we may never generate sufficient revenue to achieve or sustain profitability.

As of July 31, 2021, our sales and marketing department consisted of 30 team members. Our sales and marketing team covers nine sales territories in the United States. As we commercialize our products, we will need to grow and optimize the size and geographic scope of our sales and marketing capabilities in order to develop broad brand awareness. There is significant competition for qualified and experienced sales and marketing personnel. Identifying and recruiting qualified personnel and training them in the application of our solutions, on relevant federal and state laws and regulations and on our internal policies and procedures require significant time, expense and attention. Upon completion of the training, our sales and marketing personnel will require lead time in the markets in which they operate to grow their network of accounts and achieve the productivity levels we expect them to attain. Our business may be harmed if our efforts to expand and train our sales force do not generate a corresponding increase in revenue. In particular, if we are unable to attract, hire, develop and retain talented sales personnel or if new sales personnel are unable to achieve desired productivity levels in a reasonable period of time, we may not be able to realize the expected benefits of this investment or increase our revenue. Moreover, to the extent we would consider hiring sales or marketing personnel from our competitors, we may be required to wait until applicable non-competition provisions have expired before deploying such personnel in restricted territories or incur costs to relocate personnel outside of such territories. We also may partner with technology, commercial and clinical partners to market and distribute our products and grow our brand. Kestra Medical Technology Services, Inc. has executed one distribution agreement with a DME supplier in order to facilitate billing and collections related to the distribution of our ASSURE System. We may consider entering into arrangements with third parties to perform certain sales, marketing, patient support and distribution services. There is no assurance of whether we will be successful in entering into arrangements with third parties to sell and market our ASSURE System or any future product candidates on terms that are favorable to us, if at all. We may have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our ASSURE System or any future product candidates effectively. If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, in a cost-effective manner, we will not be successful in commercializing our ASSURE System or any future product candidates and our revenue may be materially adversely affected.

In addition, our future sales will largely depend on our ability to increase our sales and marketing efforts to adequately address our customers’ needs. Competition for sales personnel and marketing employees is intense and we may be unable to attract and retain sufficient personnel to maintain an effective sales and marketing force. If we are unable to adequately address our customers’ needs, it could negatively impact sales and market acceptance of our ASSURE System and other products we may develop in the future, and we may not generate sufficient revenue to achieve or sustain profitability.

Once we launch any future new products and increase our marketing efforts with respect to our ASSURE System, we will need to expand the reach of our marketing and sales networks. Our future success will depend largely on our ability to continue to hire, train, retain and motivate skilled sales personnel. New hires require training and take time to achieve full productivity. If we fail to train new hires adequately, or if we experience high turnover in our sales force in the future, new hires may not become as productive as may be necessary to maintain or increase our sales. In addition, since we have a limited history as a direct sales organization, we may not be as effective or efficient in utilizing our sales personnel as other companies with longer histories utilizing a direct sales organization. As a result, we may be required to restructure our sales organization to more effectively and efficiently utilize our sales personnel, which would be costly, may divert attention from management, and lead to both planned and unplanned turnover. If we are unable to expand our sales and marketing capabilities and our product-related educational initiatives domestically and internationally, we may be unable to effectively commercialize our products.

If the quality of our products does not meet the expectations of our customers or their patients or if we or our affiliates receive negative publicity, then our brand and reputation could suffer and our business could be adversely impacted.

In the course of conducting our business, we must adequately address quality issues that may arise with our products, as well as defects in third-party components included in our products. Although we have established internal procedures to minimize risks that may arise from quality issues, we may be unable to eliminate or mitigate occurrences of these issues and associated liabilities. Lasting harm to our brand may be caused by actual or perceived quality issues even if we are able to subsequently address such issues.

Additionally, if our products are involved in an instance of patient harm, even if it is through misuse of our products, it could result in an interruption of business and damage to our reputation. If we or our affiliates, such as our third-party suppliers or contract manufacturers, distributors, employees, directors or agents, are involved in events that generate negative publicity, including, without limitation, being subject to negative regulatory actions or litigation relating to product liability, allegations of unfair pricing practices or improper disclosure or use of proprietary or personal information, our reputation may be harmed, which may adversely affect our business and results of operations. This adverse impact may occur whether or not we are directly related to, or otherwise control, such events and even the mere perception of our involvement could dilute or tarnish or otherwise adversely affect our reputation and brand.

The rising popularity of social media and other consumer-oriented technologies has increased the speed and accessibility of information dissemination and given users the ability to organize collective actions more effectively, such as boycotts and other brand-damaging events. Many, if not all, social media platforms immediately publish their participants’ posts, often without filters or checks on the accuracy of the content posted. Any failure to respond quickly and effectively to negative or potentially damaging social media content about our products or our affiliates, regardless of the content’s accuracy, could damage our reputation, which in turn could harm our business, prospects, financial condition and results of operations. The harm may be immediate without affording us an opportunity for redress or correction.

Billing for our products will be complex, and we must dedicate substantial time and resources to the billing process.

Billing for medical devices and durable medical equipment is complex, time consuming and expensive. Once we begin commercial sales of our products, including our ASSURE System, we expect that we will bill several types of payors, including Medicare, Medicaid, third-party commercial payors and patients, each of whom may have different billing requirements, procedures or expectations. We will also need to bill patient co-payments, co-insurance payments and deductibles. As part of our future collection efforts, we may face potential write-offs of doubtful accounts and long collection cycles, which could in turn adversely affect our profitability and financial condition. Factors that may render our billing and collection processes more uncertain or costly include:

•	differences between the submitted price for our products and the reimbursement rates of payors;

•	compliance with applicable federal and state regulations related to billing government healthcare programs;

•	differences in coverage among payors and the effect of patient co-payments, co-insurance and deductibles; and

•	incorrect or missing patient history, indications or billing information.

Additionally, our billing activities will require us to implement compliance procedures and oversee, train and monitor our employees and undertake internal review procedures to evaluate compliance with applicable laws, regulations and internal policies. Kestra Medical Technology Services, Inc. has partnered with a third-party DME supplier to perform billing and collection services. These billing complexities, and the potential uncertainties in obtaining payments for our products, could negatively affect our revenue and cash flow, our ability to achieve profitability, and the consistency and comparability of our results of operations.

Federal and state governments have contracted with private entities to audit and recover revenue resulting from payments made in excess of those permitted by government healthcare program rules. These entities include, but are not limited to, Recovery Audit Contractors that are responsible for auditing Medicare claims, Unified Program Integrity Contractors that are responsible for the identification of suspected fraud through medical record review and Medicaid Integrity Contractors, that are responsible for auditing Medicaid claims. We believe audits, inquiries, and investigations from these contractors and others will occur from time to time in the ordinary course of our business. We also may be subject to increased audits from commercial payors. Our efforts to be responsive to these audits, inquiries, and investigations may result in substantial costs and divert management’s time and attention away from the operation of our business. Moreover, an adverse outcome with respect to any audit, inquiry or investigation may result in damage to our reputation, or in fines, penalties or other sanctions imposed on us. Such pending or future audits, inquiries, or investigations, or the public disclosure of such matters, could have a material adverse effect on our business, financial condition, results of operations, cash flow, capital resources and liquidity.

In many instances, there are only limited publicly-available guidelines and methodologies for determining errors with certain payor audits. As a result, there can be a significant lack of clarity regarding required documentation and audit methodology. The clarity and completeness of each patient medical file, some of which is the work product of physicians or healthcare professionals not employed by us, is essential to successfully challenging any payment denials. For example, certain provisions under CMS guidance manuals, local coverage determinations, and the Durable Medical Equipment Medicare Administrative Contractor (“DME MAC”) Supplier Manuals provide that clinical information from the “patient’s medical record” is required to justify the initial and ongoing medical necessity for the provision of DMEPOS. Some DME MACs, CMS staff and other government contractors have taken the position, that the “patient’s medical record” refers not to documentation maintained by the DMEPOS supplier but instead to documentation maintained by the patient’s physician, healthcare facility or other clinician, and that clinical information created by the DMEPOS supplier’s personnel and confirmed by the patient’s physician is not sufficient to establish medical necessity. If treating physicians or clinicians do not adequately document, among other things, their diagnoses and plans of care, the risks that the Company will be subject to audits and payment denials are likely to increase. Moreover, auditors’ interpretations of these policies are inconsistent and subject to individual interpretation, leading to significant increases in individual supplier and industry-wide perceived error rates. High error rates could lead to further audit activity and regulatory burdens, and could result in our making significant refunds and other payments to Medicare and other government programs. Accordingly, our future revenue and cash flows from government healthcare programs may be reduced.

Commercial payors also may conduct audits and may take legal action to recover alleged overpayments. We could be adversely affected in some of the markets in which we operate if the auditing payor alleges substantial overpayments were made to us due to coding errors or lack of documentation to support medical necessity determinations. We cannot currently predict the adverse impact these measures might have on our financial condition and results of operations, but such impact could be material.

If our competitors are able to develop or market products and services that are more effective, or gain greater acceptance in the marketplace, than any products and services we develop, our commercial opportunities will be reduced or eliminated.

Medical innovation is accelerating and the market for WCD products and services is evolving rapidly and becoming increasingly competitive. Our planned innovation pipeline includes apparel, hardware, software and service solutions to remotely and securely monitor and manage patients in an ambulatory care environment.

Once we begin commercial sales of our products, including our ASSURE System, we may compete with a variety of companies offering alternative products and services for ambulatory cardiac solutions. Our ability to compete effectively depends on our ability to distinguish our company and our products from our competitors and their products, and includes such factors as:

•	safety and efficacy;

•	acute and long-term outcomes;

•	ease of use;

•	price;

•	patient, physician, clinic and hospital acceptance; and

•	eligibility for reimbursement by government and third-party commercial payors.

Our primary competitor in the WCD industry is ZOLL. Larger medical device companies may also acquire, invest in or form alliances with smaller companies to diversify their product offerings and enhance their competitive position in the WCD industry. Other potential competitors are publicly traded, or are divisions of publicly-traded, major medical device or technology companies that enjoy significant competitive advantages. We may face challenges in overcoming the long-standing preferences of healthcare providers for using the products of our larger, more established competitors. Healthcare providers who are accustomed to using the products of our competitors may be reluctant to try new products from a source with which they are less familiar. Our competitors may enjoy other competitive advantages such as:

•	greater financial and other resources than us which enable them to market and discount their products more effectively than us;

•	large and established sales, marketing and worldwide distribution channels that have greater reach in both domestic and international markets;

•	greater brand recognition;

•	established business and financial relationships with a more expansive network of physicians and other healthcare providers, hospitals and medical schools;

•	greater market share in the cardiac monitoring products market;

•	greater resources devoted to research and development of competing products and greater capacity to allocate additional resources;

•	greater experience in obtaining and maintaining regulatory clearances and approvals for new products and product enhancements; and

•	larger patent portfolios and other intellectual property rights.

If our competitors and potential competitors are better able to develop WCD solutions than us or introduce more effective or less expensive WCD solutions before we are able to introduce and commence commercial sales of our products, the products and services we offer may be rendered obsolete or non-competitive. Our competitors may also be able to deploy larger or more effective sales and marketing resources than we currently have. Competition with these companies could result in price-cutting, reduced profit margins and loss of market share, any of which would harm our business, financial condition and results of operations.

Our marketing and sales practices, as well as our interactions with physicians and other healthcare professionals, may contain risks that could result in significant liability, require us to change our business practices and restrict our operations in the future.

We are subject to numerous domestic (federal, state and local) and foreign laws addressing fraud and abuse in the healthcare industry, including the federal False Claims Act, the Federal Anti-Kickback Statute, self-referral laws, the Foreign Corrupt Practices Act, the U.K. Bribery Act, FDA promotional restrictions, the federal Physician Payment Sunshine Act and state marketing and disclosure laws. Violations of these laws are punishable by criminal or civil sanctions, including substantial fines, imprisonment of responsible corporate officers, and exclusion from participation in government healthcare programs such as Medicare and Medicaid as well as health programs outside the U.S., and even alleged violations can result in the imposition of corporate integrity agreements or deferred prosecution agreements that could severely restrict or limit our business practices. These laws and regulations are complex and subject to changing interpretation and application, which could restrict our sales or marketing practices. Even minor and inadvertent irregularities could potentially give rise to a charge that the law has been violated. Although we believe we have implemented and will maintain an appropriate healthcare compliance program we cannot be certain that the program will adequately detect or prevent violations and/or the relevant regulatory authorities may disagree with our interpretation. Additionally, if there is a change in law, regulation or administrative or judicial interpretations, we may have to change one or more of our business practices to be in compliance with these laws. Required changes could be costly and time consuming.

If our business practices or operations are found to be in violation of these laws or any other government regulations that apply to us, we may be subject to penalties, including, without limitation, civil and criminal penalties, damages, fines, imprisonment of responsible corporate officers, the curtailment or restructuring of our operations, or exclusion from government healthcare programs including Medicare and Medicaid, any of which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our ability to compete depends on our ability to innovate successfully.

The market for medical devices, including the WCD solutions market, is marked by technological development and product innovation. Demand for our ASSURE System and other products and services that we are developing or may develop in the future could be diminished by equivalent or superior products and technologies offered by our competitors. If we are unable to innovate successfully, our products and services could become obsolete, and as a result, we may not be able to achieve profitability as customers purchase our competitors’ products and services.

In order to remain competitive, we must continue to enhance our existing products and services and develop new product offerings. We can provide no assurance that we will be successful in monetizing our medical technologies, including our ASSURE System, developing new products or commercializing them in ways that achieve market acceptance. In addition, if we develop new products, sales of those products may reduce revenue generated from our existing products. Maintaining adequate research and development personnel and resources to meet the demands of the market is essential. If we are unable to develop new products, applications or features or improve our algorithms due to constraints, such as insufficient cash resources, high employee turnover, inability to hire personnel with sufficient technical skills or a lack of other research and development resources, we may not be able to maintain our competitive position compared to other companies. Furthermore, our competitors may devote a considerably greater amount of funds to their research and development programs than we do, and those that do not may be acquired by larger companies that would allocate greater resources to research and development programs. Our failure or inability to devote adequate research and development resources or compete effectively with the research and development programs of our competitors could harm our business.

The clinical acceptance of our products depends upon establishing and maintaining strong working relationships with physicians and other healthcare professionals.

The development, marketing and future sale of our products depends upon our ability to establish and maintain strong working relationships with physicians and other key opinion leaders. Once we begin commercializing our products, we will rely on these professionals’ knowledge and experience for the development, marketing and sale of our products. Among other things, we expect to engage with physicians and other healthcare professionals to partner with us in product development and collecting clinical evidence on the effectiveness of our product. If we cannot establish or maintain strong working relationships with these healthcare professionals, the development of and our ability to commercialize our products may be adversely affected, which could harm our business, financial condition, results of operations and prospects.

The medical device industry’s relationship with physicians and other healthcare providers is under increasing scrutiny by federal, state and other foreign and domestic government agencies. In recent years, Congress, the Department of Justice (the “DOJ”), the Office of the Inspector General (the “OIG”) of the Department of Health and Human Services (the “HHS”) and the state attorneys general have issued subpoenas and other requests for information to, as well as initiated enforcement actions against and entered into settlements with, medical device manufacturers, primarily related to financial arrangements with healthcare providers, regulatory compliance and marketing and product promotional practices. Furthermore, the federal government and certain state governments have enacted legislation to limit and/or increase the transparency of interactions between medical device manufacturers and healthcare providers, pursuant to which we are or may be required by law to disclose certain payments and other transfers of value to healthcare providers or marketing expenditures both nationally and those licensed by certain states. Our failure to comply with laws, rules and regulations governing our relationships with healthcare providers, or an investigation into our compliance by the DOJ, the HHS OIG, state attorneys general or other government agencies, could significantly harm our business.

We depend on our senior management team and the loss of one or more key employees or an inability to attract and retain highly skilled employees could harm our business.

Our success depends largely on the continued services of key members of our executive management team and others in key management positions, as well as our ability to attract, motivate, develop and retain a sufficient number of other highly skilled personnel. Our senior management team has extensive experience in the medical device industry, and we believe that the depth of their experience is instrumental to our continued success. For example, the services and expertise provided by Brian Webster, our President and Chief Executive Officer, are critical to our overall management, as well as the continued development of our solutions, our culture, our strategic direction, our innovation and our operations. Our employees may terminate their employment with us at any time. If we lose one or more key employees, we may experience difficulties in competing effectively, developing our technologies and implementing our business strategy. We do not currently maintain key person life insurance policies on these or any of our employees.

In addition, our research and development programs depend on our ability to attract and retain highly skilled engineers. We may not be able to attract or retain qualified engineers in the future due to the competition for qualified personnel. We have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than us. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached legal obligations, resulting in a diversion of our time and resources and, potentially, damages. In addition, job candidates and existing employees often consider the value of the share awards they receive in connection with their employment. If the perceived value of our share awards declines, either because we are a public company or otherwise, it may harm our ability to recruit and retain highly skilled employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business, financial condition, results of operations and prospects could be materially adversely affected.

Security breaches, loss of data, unauthorized uses or disclosures, and other disruptions involving our systems, products or data could compromise sensitive information related to our business or patients, result in operational disruption, or prevent us from accessing critical information, exposing us to liability, and adversely affecting our business, financial condition, operations and reputation.

In the ordinary course of our business, we and certain of our vendors, such as ClinCapture, Inc., collect and store sensitive data, including legally-protected personally identifiable health information about patients. We also process and store, and use additional third parties to process and store, sensitive intellectual property and other proprietary business information, including that of our customers, payors and collaborative partners. We employ certain administrative, technical and physical controls to secure personally identifiable health information, and we maintain our applications and data utilizing a combination of public cloud platforms such as those provided by Azure and Amazon Web Services and software-as-a-service providers such as Arena and Salesforce. These applications and data encompass a wide variety of business critical information, including research and development information, commercial information and business and financial information.

We are highly dependent on information technology networks and systems, including the internet, to securely process, transmit and store this critical information. Our third-party information technology systems may not remain available on terms acceptable to us and may require replacement, which could result in substantial operational expense, diversion of our resources, and reduced efficiency, any of which could result in any a material adverse effect on our business, financial condition or results of operations. Security breaches of our information technology infrastructure, including physical or electronic break-ins, computer viruses, attacks by hackers and similar breaches, can create system disruptions, shutdowns or unauthorized disclosure, access, use or modifications of confidential information, including patient information and trade secrets. The secure processing, storage, maintenance and transmission of this critical information are vital to our operations and business strategy, and we devote significant resources to protecting such information. Data security-related incidents and fraudulent activity are increasing in frequency, sophistication, and variety, and can originate from many sources, including third-party suppliers and nation-state actors. Our information technology and infrastructure, and those of our vendors, may be vulnerable to attacks by hackers or viruses or breaches due to employee error, malfeasance or other disruptions. While we have taken steps to protect our infrastructure and sensitive information from unauthorized access, disclosure, or other activity, and while we have implemented compliance measures along those lines, we continue to develop our policies and procedures for protecting such information, and there can be no assurance that these will prevent, detect, or mitigate such issues given the unpredictability of the timing, nature, and scope of data security-related incidents and fraudulent activity. Furthermore, some confidential and protected health information is transmitted to us by third parties, who may not implement adequate security and privacy measures.

A security breach or privacy violation that results in a business interruption or leads to disclosure or modification of, or prevents or interferes with access to, patient information, including protected health information, could harm our reputation, compel us to comply with disparate U.S. state and other international breach notification laws, require us to verify the correctness of database contents and otherwise subject us to liability under laws that protect personal data, resulting in increased costs or loss of revenue. If we are unable to prevent such security breaches or privacy violations or implement satisfactory remedial measures, our operations could be disrupted and we may suffer loss of reputation, financial loss and other regulatory penalties because of lost or misappropriated information, including sensitive patient data. In addition, these breaches and other inappropriate access can be difficult to detect, and any delay in identifying them may lead to increased harm. We do not currently maintain cyber insurance, which could help to mitigate certain losses related to security events that may occur, and we have no assurance that we will be able to obtain such coverage in the future. Therefore, any breach or cyber incident may expose us to certain potential losses, damages or penalization with fines in an amount exceeding our resources.

Any such breach or interruption of our systems, or those of any of our third-party information technology partners, could compromise our networks or data security processes and sensitive information could be inaccessible or could be accessed by unauthorized parties, publicly disclosed, lost or stolen. Any such interruption in access, improper access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of patient information, such as the federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) and regulatory penalties. Unauthorized access, loss or dissemination could also disrupt our operations, including our ability to perform our services, bill payors or patients, process claims and appeals, provide customer assistance services, conduct research and development activities, collect, process and prepare company financial information, provide information about our current and future solutions and engage in other patient and clinician education and outreach efforts. Any such breach could also result in the compromise of our trade secrets and other proprietary information, which could adversely affect our business and competitive position.

In addition, the individually identifiable health information we collect, receive, store, access and use from patients and covered entity healthcare providers may be subject to limitations on use and disclosure, and may require us to obtain HIPAA-compliant authorizations or other consents from patients for such uses and disclosures, including use of patient information in connection with the ASSURE Patient Registry. To the extent we fail to collect necessary authorizations or consents to use or disclose such information, or to the extent our uses or disclosures of such information violate applicable laws that protect the privacy of patient information, including HIPAA, we may be subject to liability, legal claims or proceedings, fines, or penalties pursuant to such laws.

We are subject to complex and rapidly evolving laws, regulations, rules, and standards relating to data privacy and security, and our failure to comply with such laws, regulations, rules and standards could adversely affect our business, financial condition, operations and reputation.

Numerous federal and state laws, including state security breach notification laws, state health information privacy laws and federal and state consumer protection laws, govern the collection, use and disclosure of personal information. For example, the California Consumer Privacy Act of 2018, as amended (“CCPA”), went into operation on January 1, 2020 and broadly defines personal information, affords California residents expanded privacy rights and protections and provides for civil penalties for violations and a private right of action related to certain data security breaches. These protections will be expanded by the California Privacy Rights Act (“CPRA”), which was approved by California voters in November 2020 and will be operational in most key respects on January 1, 2023. There are similar legislative proposals being advanced in other states, as well as in Congress. International laws, such as the General Data Protection Regulation (the “GDPR”) could also apply to our operations. Failure to provide adequate privacy protections and maintain compliance with applicable privacy laws could result in significant penalties

The interpretation and application of data protection laws, rules and regulations in the United States and elsewhere are often uncertain, contradictory and in flux, with new laws passing or entering into force on a regular basis. It is possible that these laws, rules and regulations may be interpreted and applied in a manner that is inconsistent with our practices or those of our distributors and partners. If we or these third parties are found to have violated such laws, rules or regulations, it could result in government-imposed fines, orders requiring that we or these third parties change our or their practices, or criminal charges, which could adversely affect our business. Complying with these various laws could cause us to incur substantial costs or require us to change our business practices, systems and compliance procedures in a manner adverse to our business. In addition, certain of these laws, such as the CCPA, may provide for a private right of action with respect to certain data breaches. This private right of action may increase the likelihood of, or the risks arising from, data breach litigation.

We may be subject to fines, penalties, or injunctions if we are determined to be promoting the use of our products for unapproved or “off-label” uses, resulting in damage to our reputation and our business. Further, the use, misuse or off-label use of our products may harm our reputation in the marketplace, result in injuries that lead to product liability suits or result in costly investigations, fines or sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.

Our business exposes us to potential product liability claims that are inherent in the sale of medical devices for cardiovascular support. Furthermore, if our customers are not sufficiently trained in the use of our products, they may misuse or ineffectively use our products, which may result in unsatisfactory patient outcomes or patient injury. Our ASSURE System has been approved by FDA for use in adult patients who are at risk for SCA and are not candidates for, or refuse, an ICD. The use, misuse or off-label use of our products, including our ASSURE System, may in the future result in outcomes and complications potentially leading to product liability claims. If our products are defectively designed, manufactured or labeled, contains defective components or is misused, we may become subject to costly litigation initiated by physicians, the hospitals and clinics where physicians prescribing our products work or their patients.

Product liability claims are especially prevalent in the medical device industry, and regardless of the merit or eventual outcome, may result in:

•	decreased demand for our products;

•	injury to our reputation;

•	significant litigation costs;

•	substantial monetary awards to or costly settlements with patients;

•	product recalls;

•	material defense costs;

•	loss of revenue;

•	the inability to commercialize new products; and

•	diversion of management attention from pursuing our business strategy.

Although we maintain product liability insurance, we may not have sufficient insurance coverage for future product liability claims. We may not be able to obtain insurance in amounts or scope sufficient to provide us with adequate coverage against all potential liabilities. Any product liability claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing continuing coverage, harm our reputation, significantly increase our expenses and reduce product sales. Product liability claims in excess of our insurance coverage would be paid out of cash reserves, harming our financial condition and operating results.

If the FDA determines that our promotional materials, sales practices or training constitute improper promotion of an off-label use, they could request that we modify our training, sales practices or promotional materials or subject us to regulatory or enforcement actions, including the issuance or imposition of an untitled letter, warning letter, injunction, seizure, civil fine or criminal penalties. These types of enforcement actions could have a material adverse impact on our business, product sales and financial results. It is also possible that other federal or state enforcement authorities might take action under other regulatory authority, such as false claims laws, if they consider our business activities to constitute promotion of an off-label use, which could result in significant penalties, including, but not limited to, criminal, civil and administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs and the curtailment of our operations.

We bear the risk of warranty claims on our products.

We bear the risk of warranty claims on our products. We may not be successful in claiming recovery under any warranty or indemnity provided to us by our suppliers or vendors in the event of a successful warranty claim against us by a customer or any recovery from such vendor or supplier may not be sufficient to cover our losses. In addition, warranty claims brought by our customers related to third-party components may arise after our ability to bring corresponding warranty claims against such suppliers expires, which could result in our inability to recover any costs incurred by us.

We may acquire other companies or technologies, which could divert our management’s attention, result in additional dilution to our shareholders and otherwise disrupt our operations and harm our operating results. The failure to effectively manage acquisitions, investments, licenses or other strategic alliances, or the failure to integrate them with our existing business, could have a material adverse effect on our operating results, increase our debt or cause us to incur significant expense.

Our success depends on our ability to continually enhance and broaden our product offerings in response to changing customer demands, competitive pressures, technologies and market pressures. Accordingly, from time to time we may consider opportunities to acquire, make investments in or license other technologies, products and businesses that may enhance our capabilities, complement our current products or expand the breadth of our markets or customer base. Potential and completed acquisitions, strategic investments, licenses and other alliances involve numerous risks, including:

•	difficulty assimilating or integrating acquired or licensed technologies, products or business operations;

•	issues maintaining uniform standards, procedures, controls and policies;

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unanticipated costs associated with acquisitions or strategic alliances, including the assumption of unknown or contingent liabilities and the incurrence of debt or future write-offs of intangible assets or goodwill;

•	unanticipated problems or liabilities with the businesses or products acquired;

•	diversion of management’s attention from our core business and disruption of ongoing operations;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks associated with entering new markets in which we have limited or no experience;

•	potential losses related to investments in other companies;

•	potential loss of key employees of acquired businesses; and

•	increased legal and accounting compliance costs.

The pursuit of potential acquisitions may divert the attention of management and cause us to incur various costs and expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. We may not be able to identify desirable acquisition targets or be successful in entering into an agreement with any particular target or obtain the expected benefits of any acquisition or investment. To date, the growth of our operations has been largely organic, and we have limited experience in acquiring other businesses or technologies. We may not be able to successfully integrate acquired personnel, operations and technologies, or effectively manage the combined business following an acquisition. Acquisitions could also result in dilutive issuances of equity securities, the use of our available cash, or the incurrence of debt, which could harm our operating results. In addition, if an acquired business fails to meet our expectations, our operating results, business and financial condition may suffer.

Consolidation among commercial payors could result in payors eliminating coverage or demanding price concessions, which may affect our ability to offer our products at prices necessary to support our current business strategies.

The commercial payor industry is undergoing significant consolidation. In recent years, a number of health insurers have merged or increased efforts to consolidate with other commercial payors. Insurers are also increasingly pursuing alignment initiatives with healthcare providers. Consolidation within the health insurance industry may result in insurers having increased negotiating leverage and competitive advantages, such as greater access to performance and pricing data. Our ability to negotiate prices and favorable terms with health insurers in certain markets could be affected negatively as a result of this consolidation. When payors combine their operations, the combined company may elect to reimburse our products at the lowest rate paid by any of the participants in the consolidation or use its increased size to negotiate reduced rates. If one of the payors participating in the consolidation does not provide reimbursement for our products, or provides reimbursement at reduced rates, the combined company may elect not to provide reimbursement for our products, or provide such reimbursement at reduced rates, which would adversely affect our operating results. In addition, the shift toward value-based payment models could be accelerated if larger insurers, including those engaging in consolidation activities, find these models to be financially beneficial. There can be no assurance that we will be able to negotiate favorable terms with payors and otherwise respond effectively to the impact of increased consolidation in the payor industry or vertical integration efforts.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage us as a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, results of operations, financial condition and prospects.

We have identified material weaknesses in our internal control over financial reporting, and may identify additional material weaknesses. If our remediation of the material weaknesses is not effective, or we fail to develop and maintain effective internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired, which could harm our business and negatively impact the value of our common shares.

In connection with the preparation of our consolidated financial statements, we identified material weaknesses in our internal control over financial reporting as of April 30, 2021, as described below. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

We did not design and maintain an effective control environment commensurate with our financial reporting requirements. Specifically, we lacked a sufficient complement of resources in the accounting, finance and IT functions to appropriately analyze, record and disclose accounting matters timely and accurately. This material weakness contributed to the following additional material weaknesses:

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We did not design and maintain effective controls to ensure the financial statements were properly presented and classified, for certain non-routine or complex transactions. Specifically, we did not design and maintain controls to appropriately account for the classification of selling, general and administrative expenses, paid-in-kind interest, restricted cash, right of use lease assets and cash flow presentation of leases. This material weakness resulted in immaterial audit adjustments to the aforementioned accounts which were recorded prior to the issuance of the consolidated financial statements as of and for the fiscal years ended April 30, 2021 and 2020.

•

We did not design and maintain effective controls to verify personnel would not have the ability to prepare and post manual journal entries or review account reconciliations without an independent review by someone without the ability to prepare and post manual journal entries. This material weakness did not result in adjustments to the consolidated financial statements.

Additionally, these material weaknesses could result in a misstatement of substantially all of the financial statement accounts and disclosures that would result in a material misstatement to our annual or interim consolidated financial statements that would not be prevented or detected.

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We did not design and maintain effective controls over IT general controls for information systems that are relevant to the preparation of our consolidated financial statements. Specifically, we did not design and maintain: (i) program change management controls to ensure that IT program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately; (ii) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs, and data to appropriate Company personnel; (iii) computer operations controls to ensure that data backups are authorized and monitored; and (iv) testing and approval controls for program development to ensure that new software development is aligned with business and IT requirements.

These IT deficiencies did not result in adjustments to our consolidated financial statements; however, the deficiencies, when aggregated, could impact maintaining effective segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would not be prevented or detected. Accordingly, we have determined these deficiencies in the aggregate constitute a material weakness.

We have begun implementation of a plan to remediate these material weaknesses. These remediation measures are ongoing as of the date of this prospectus and include: hiring additional personnel, such as finance and accounting, compliance, IT, human resources and other professionals with appropriate levels of knowledge and experience; engaging a third party to assist in designing and implementing controls related to period-end financial reporting, segregation of duties and IT general controls; designing and implementing controls to properly present and classify non-routine or complex transactions; implementing additional procedures and controls consistent with the Committee of Sponsoring Organizations of the Treadway Commission framework to address the risk of material misstatement; and enhancing IT governance processes.

We intend to evaluate current and projected resource needs on a regular basis and hire additional qualified resources as needed. Our ability to maintain qualified and adequate resources to support the Company and our projected growth will be a critical component of our internal control environment.

We are working to remediate the material weaknesses as efficiently and effectively as possible and expect full remediation could potentially go beyond the fiscal year ended April 30, 2022. At this time, we cannot provide an estimate of costs expected to be incurred in connection with implementing this remediation plan; however, these remediation measures will be time consuming, incur significant costs, and place significant demands on our financial and operational resources.

We cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the material weaknesses in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. If we are unable to successfully remediate our existing or any future material weaknesses in our internal control over financial reporting, or identify any additional material weaknesses, the accuracy and timing of our financial reporting may be negatively impacted, we may be unable to maintain compliance with securities law requirements in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting, and our common share price may decline as a result.

A pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide, including the ongoing COVID-19 pandemic, could adversely affect our business.

If a pandemic, epidemic or outbreak of an infectious disease occurs in the United States or worldwide, our business may be adversely affected. The severity, magnitude and duration of the current COVID-19 pandemic is uncertain and rapidly changing. As of the date of this prospectus, the extent to which the ongoing COVID-19 pandemic may impact our business, financial condition, results of operations and prospects remains uncertain. The full impact of the ongoing COVID-19 pandemic may not be fully reflected in our results of operations and overall financial condition until future periods.

Adverse market conditions resulting from the spread of COVID-19 could materially adversely affect our business and the value of our common shares. Numerous state and local jurisdictions, including all markets where we operate, have imposed, and others in the future may impose, “shelter-in-place” orders, quarantines, executive orders and similar government orders and restrictions for their residents to control the spread of COVID-19. Such orders or restrictions resulted in a period of largely remote operations at our headquarters when the pandemic initially began, as well as slowdowns and delays among some vendors and suppliers, among other effects, thereby negatively impacting our operations. We were able to continue our operations as a designated essential business and re-opened our office in May 2020. However, if the COVID-19 pandemic escalates, additional “shelter-in-place” orders and other restrictions may be issued and our ability to operate as an essential business could be altered. Other disruptions or potential disruptions include restrictions on the ability of our personnel to travel; delays or interruptions to our ongoing clinical trials; inability of our suppliers to manufacture goods and to deliver them to us on a timely basis, or at all; delays in actions of regulatory bodies; diversion of or limitations on employee resources that would otherwise be focused on the operations of our business, including because of sickness of employees or their families or the desire of employees to avoid contact with groups of people; and business adjustments or disruptions of certain third parties. We anticipate that an increase in the unemployment rate due to the impact of COVID-19 may decrease the number of potential patients with access to health insurance, which may result in fewer diagnostic and therapeutic procedures that our products could otherwise be used for. Patients, clinicians, hospitals and other potential end-users of our solutions may apply heightened pricing pressure or defer spending on diagnostic procedures and related technologies to seek cost savings, thereby affecting our ability to commercialize our products, commence sales and generate revenue.

In response to the ongoing COVID-19 pandemic, we may take further actions that alter our business operations as may be required by local, state or federal authorities or that we determine are in the best interests of our business and our employees. Such measures could negatively affect employee productivity and our progress in achieving the commercialization of our products.

The extent to which the ongoing COVID-19 pandemic impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity and spread of COVID-19 and the actions taken to contain COVID-19 or address its impact, among others. The extent and continued impact of the ongoing COVID-19 pandemic on our business will depend on certain developments, including: the duration and spread of the outbreak; government responses to the pandemic; the impact on our potential customers; and the effect on our partners and supply chains, all of which are uncertain and cannot be predicted. To the extent the ongoing COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section. It is also not possible to predict whether any vaccine will mitigate any adverse results of the pandemic or accelerate a restoration of normal operations.

Changes in tax laws or tax rulings could materially affect our financial position, results of operations, and cash flows.

The tax regimes we are subject to or operate under, including income and non-income taxes, may be subject to significant change. Changes in tax laws, regulations, or rulings, or changes in interpretations of existing laws and regulations, could materially affect our financial position and results of operations. For example, the Tax Cuts and JOBS Act of 2017 (“Tax Act”), made broad and complex changes to the U.S. tax code, including changes to U.S. federal tax rates, additional limitations on the deductibility of interest, both positive and negative changes to the utilization of future net operating loss (“NOL”) carryforwards, allowing for the expensing of certain capital expenditures and putting into effect the migration from a “worldwide” system of taxation to a territorial system. The Tax Act and issuance of additional regulatory or accounting guidance related to the Tax Act could materially affect our tax obligations, deferred tax assets, and effective tax rate in the period issued and in the future.

During the course of his campaign and after his election, President Biden proposed to increase the tax rate for corporations and high-income individuals, double the tax rate on global intangible low-taxed income, and impose a new 15% minimum tax on global book income and other tax measures. If such proposals are passed, they may have a material impact on our financial statements.

Our annual effective income tax rate can change materially as a result of changes in our mix of U.S. and non-U.S. earnings and other factors, including changes in tax laws and changes made by regulatory authorities.

Our overall effective income tax rate is equal to our total tax expense as a percentage of total earnings before tax. However, income tax expense and benefits are not recognized on a global basis but rather on a jurisdictional or legal entity basis. Losses in one jurisdiction may not be used to offset profits in other jurisdictions and may cause an increase in our tax rate. Changes in the mix of earnings (or losses) between jurisdictions and assumptions used in the calculation of income taxes, among other factors, could have a significant effect on our overall effective income tax rate.

We are subject to taxation in multiple jurisdictions. As a result, any adverse development in the tax laws of any of these jurisdictions or any disagreement with our tax positions could have a material adverse effect on our business, consolidated financial condition or results of operations.

We are subject to tax treatment and to the tax laws and regulations of, multiple jurisdictions as a result of the international scope of our operations and our corporate and financing structure. We are also subject to transfer pricing laws with respect to our intercompany transactions, including those relating to the flow of funds among our companies. Adverse developments in these laws or regulations, or any change in position regarding the application, administration or interpretation thereof, in any applicable jurisdiction, could have a material adverse effect on our business, consolidated financial condition or results of our operations. In addition, the tax authorities in any applicable jurisdiction may disagree with the positions we have taken or intend to take regarding the tax treatment or characterization of any of our transactions. If any applicable tax authorities were to successfully challenge the tax treatment or characterization of any of our transactions, it could have a material adverse effect on our business, consolidated financial condition or results of operations.

Risks Related to Our Intellectual Property

Third parties may assert that we are employing their intellectual property and other proprietary technology without authorization, and we may become a party to litigation or administrative proceedings related to intellectual property that could be costly, time-consuming, or unsuccessful and could hinder our ability to commercialize our existing or future products.

The medical device industry has been characterized by extensive litigation regarding patents, trademarks, trade secrets and other intellectual property rights, and companies in the industry have used intellectual property litigation to gain a competitive advantage. It is possible that U.S. and foreign patents and pending patent applications, trademarks or other intellectual property controlled by third parties may be alleged to cover our products or services, or components of our products or services, or that we may be accused of misappropriating third parties’ trade secrets. Additionally, our products include hardware and software components and other elements that we purchase or license from vendors and other third parties, and may include design components (including open-source components) or other elements that are outside of our direct control and could become unavailable on terms acceptable to us or be found or alleged to infringe, misappropriate or otherwise violate the intellectual property rights of third parties. Our direct or indirect competitors, many of which have substantially greater resources and have made substantial investments in patent portfolios, trade secrets, trademarks, and other intellectual property rights and competing technologies, may have applied for or obtained, or may in the future apply for or obtain, patents or trademarks that will prevent, limit or otherwise interfere with our ability to make, have made, use, sell and/or export our products and services or to use product names. Moreover, patent applications in the United States and many international jurisdictions are typically not published until 18 months after the filing of certain priority documents (or, in some cases, are not published until they issue as patents) and publications in the scientific literature often lag behind actual discoveries. Thus, we cannot be certain that others have not filed patent applications directed to our products or technology similar to ours. Any such patent application may have priority over our patent applications or patents, which could further require us to obtain rights, if available, to any resulting third-party patents directed to such technologies. Given the number of patents directed toward the medical device industry or otherwise applicable to technologies utilized in the medical device industry, we cannot be certain that we do not infringe existing patents or that we will not infringe patents that may be granted in the future. If a patent holder believes our ASSURE System or any future product candidates infringe its patent, the patent holder may sue us even if we have received patent protection for our technology. Our technology and any future products that we commercialize could be alleged to infringe patent rights and other proprietary rights of third parties. Any lawsuits resulting from such allegations, if we are not successful, could subject us to significant liability for damages. Any potential intellectual property litigation also could force us to do one or more of the following:

•	stop making, having made, selling, importing or using products or technologies that allegedly infringe the asserted intellectual property;

•	incur significant legal expenses;

•	pay substantial damages or royalties to the party whose intellectual property rights we may be found to be infringing;

•	pay the attorneys’ fees and costs of litigation to the party whose intellectual property rights we may be found to be infringing;

•	redesign those products that contain the allegedly infringing intellectual property, which could be costly, disruptive or infeasible; and

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attempt to obtain a license to the relevant intellectual property from third parties, which may not be available on reasonable terms or at all, or from third parties who may attempt to license rights that they do not have.

Any litigation or claim against us, even those without merit or that we are able to successfully defend, may cause us to incur substantial costs, and could place a significant strain on our financial resources, divert the attention of management from our core business and harm our reputation. The defense and prosecution of these matters are both costly and time-consuming. Vendors and other parties from which we purchase or license hardware, software or other intellectual property may not indemnify us in the event that such hardware or software is accused of infringing a third party’s patent or trademark or of misappropriating a third party’s trade secret or otherwise violating a third party’s intellectual property rights. There can be no assurance with respect to the outcome of any litigation brought against us, and the outcome of any such litigation could have a material adverse impact on our business, operating results and financial condition. Litigation is inherently unpredictable and outcomes are uncertain. Further, as the costs and outcome of these types of claims and proceedings can vary significantly, it is difficult to estimate potential losses that may occur. Accordingly, we are unable at this time to estimate the effects of these potential future lawsuits on our financial condition, operations or cash flows.

In the event of a successful claim against us for infringement, misappropriation or other violation of third-party intellectual property rights, we may have to pay substantial damages.

If patents, trademarks or trade secrets or other intellectual property rights are successfully asserted against us, this may harm our business and result in injunctions preventing us from selling our products, license fees, damages and the payment of attorney fees and court costs. A finding of infringement could prevent us from commercializing our ASSURE System or any future product candidates or force us to cease some or all of our business operations, which could materially harm our business. In addition, if we are found to have willfully infringed third party patents or trademarks, or to have misappropriated trade secrets or otherwise violated other intellectual property rights of others, we could be required to pay enhanced damages in addition to other penalties, including attorneys’ fees.

In addition, we may have to obtain one or more licenses from third parties to continue developing and marketing our products and technology, pay royalties and/or redesign our products or technologies, which may be impossible or require substantial time and monetary expenditure. Although patent, trademark, trade secret and other intellectual property disputes in the medical device area sometimes may be settled through licensing or similar arrangements, we may not be able to obtain such arrangements at all and if we do, costs associated with such arrangements may be substantial and could include ongoing royalties that materially adversely impact our revenue. We may be unable to obtain necessary licenses on satisfactory terms and one or more third parties may refuse to grant necessary licenses. Some licenses from third parties may include access to technologies for use by us on defined terms. Other licenses from third parties may not provide access to any additional technologies and may be limited to granting permission for us to utilize existing or future technology in exchange for additional fees. If we do not obtain necessary licenses, we may not be able to redesign our products to avoid infringement, which could result in a material adverse effect on our business. Even if we were able to obtain such licenses, then it could be granted on non-exclusive terms, thereby providing our competitors and other third parties access to any technologies licensed to us.

We may be subject to claims challenging the inventorship of our patents and other intellectual property.

We may be subject to claims that former employees, partners or other third parties have an interest in our patents or other intellectual property as an inventor or co-inventor. The failure to name the proper inventors on a patent application can result in the patents issuing thereon being invalid. Inventorship disputes may arise from conflicting views regarding the contributions of different individuals named as inventors, the effects of foreign laws where foreign nationals are involved in the development of the subject matter of the patent, conflicting obligations of third parties involved in developing our pipeline assets or as a result of questions regarding co-ownership of potential joint inventions. Litigation may be necessary to resolve these and other claims challenging inventorship and/or ownership. Alternatively, or additionally, we may enter into agreements to clarify the scope of our rights in such intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Similarly, interference or derivation proceedings provoked by third parties or brought by the U.S. Patent and Trademark Office (“USPTO”) or other jurisdictional bodies may be necessary to determine priority or originality with respect to our patents or patent applications. We may also become involved in other proceedings, such as reexamination, inter partes review, post-grant reviews, cancellations, derivation or opposition proceedings before the USPTO or other jurisdictional bodies relating to our intellectual property rights or the intellectual property rights of others. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling our products or using product names, which would have a significant adverse impact on our business.

We may become involved in litigation or administrative proceedings related to intellectual property, including litigation to protect, enforce or defend the validity of our intellectual property.

We may need to commence proceedings against others to enforce our patents, trademarks or other intellectual property, to protect our trade secrets or know-how or to determine the enforceability, scope and validity of the proprietary rights of others when we determine that a successful outcome may lead to an increase in the value of the intellectual property. If we choose to enforce our patent rights against a party, then that individual or company has the right to ask the court to rule that such patents are invalid or should not be enforced. Additionally, the validity of our patents and the patents we have licensed may be challenged if a petition for post-grant proceedings, such as inter partes review and post-grant review, is filed within the statutorily applicable time with the USPTO. Proceedings to challenge patents are also available internationally, including for example, opposition proceedings and nullity actions. In patent litigation in the United States, counterclaims alleging invalidity and/or unenforceability and PTAB challenges are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent intentionally withheld material information from the USPTO, or made a misleading statement, during prosecution. Third parties also may raise similar claims before the PTAB, even outside the context of litigation. These proceedings would result in substantial expense to us and significant diversion of effort by our technical and management personnel. There is also the risk that, even if the validity or enforceability of such patents is upheld, the court will refuse to stop the other party on the ground that such other party’s activities do not infringe our intellectual property rights. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. We may not be able to stop a competitor from marketing and selling products that are the same or similar to our products and services or from using product or service names that are the same or similar to ours, and our business may be materially harmed as a result.

Our ability to enforce our patent rights depends on our ability to detect infringement by third parties. It may be difficult to detect infringers that do not advertise the components or methodologies that are used in their products. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor’s or potential competitor’s product. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded if we were to prevail may not be commercially meaningful. Adverse proceedings can be expensive, time-consuming and may divert the efforts of our technical and managerial personnel, which could in turn harm our business, whether or not we receive a determination favorable to us. In addition, a court or other judicial body may decide that the patent we seek to enforce is not patentable, invalid or unenforceable. Additionally, a court or other judicial body may refuse to stop the other party from using the technology at issue on the grounds that the patent in question does not cover the allegedly infringing technology in question or otherwise refuse to enjoin a party found to have infringed a patent. An adverse result in any proceeding could put one or more of our patents at risk of being found not patentable, invalidated or interpreted narrowly. Some of our competitors may be able to devote significantly more resources to intellectual property proceedings, and may have significantly larger intellectual property portfolios to assert against us if we assert our rights against them. Further, because of the substantial discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be disclosed or otherwise compromised.

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business with respect to intellectual property or issues, which proceedings and claims may also include claims related indirectly to our intellectual property such as breach of contract, antitrust, or unfair competition. In addition, we generally indemnify our customers and distributors with respect to infringement by our products of the proprietary rights of third parties. Third parties may assert infringement claims against our customers, distributors or suppliers. These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers, distributors or suppliers, regardless of the merits of these claims. If any of these claims succeeds or settles, we may be forced to pay damages or settlement payments on behalf of our customers, distributors or suppliers or may be required to obtain licenses for the products they use or produce for us. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop purchasing and using our products, which could expose us to substantial losses or liability and otherwise have an adverse effect on our business.

Our ability to protect our patents, trademarks and other intellectual property may be adversely affected by the COVID-19 pandemic. As a result of the COVID-19 pandemic, certain domestic and foreign intellectual property offices have amended their filing requirements and other procedures, including, but not limited to, extending deadlines and waiving fees. These accommodations have not been applied uniformly across all intellectual property offices globally, and the effectiveness and duration of existing action is unclear. Further, the ongoing COVID-19 pandemic has created uncertainty with respect to the uninterrupted operation of domestic and foreign intellectual property offices, which, amongst other things, may cause delayed processing of renewal and application filings. Our inability to establish and maintain current and future patents, trademarks or other intellectual property rights may have a material adverse effect on our business. Further, the constantly evolving nature of the COVID-19 pandemic may change its effect on our intellectual property rights over time in ways that cannot be reasonably anticipated or mitigated. This could have an adverse effect on our business, results of operations, and financial condition.

Our efforts to obtain intellectual property protection and the intellectual property rights we obtain may be inadequate, and our business may be adversely affected as a result.

As part of our competitive strategy, we have and will continue to develop and maintain protection of the proprietary aspects of our technologies. We rely on a combination of patents, copyrights, trademarks, trade secret laws and confidentiality and invention assignment agreements with employees and third parties to protect our intellectual property rights. As of the date of this prospectus, we have rights to 111 issued U.S. and foreign patents and 149 pending published and unpublished U.S. and foreign patent applications. Assuming all required fees and other charges are paid, the earliest expiry date for issued patents owned or used by us is in 2022. We rely, in part, on our ability to obtain and maintain patent protection for our proprietary products and processes. The process of applying for and obtaining a patent is expensive, time-consuming and complex, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications at a reasonable cost, in a timely manner, or in all jurisdictions where protection may be commercially advantageous, or we may not be able to protect our proprietary rights at all. Despite our efforts to protect our proprietary rights, unauthorized parties may be able to obtain and use information that we regard as proprietary. In addition, the issuance of a patent does not ensure that it is valid or enforceable, so even if we obtain patents, they may not be valid or enforceable against third parties.

Our patent applications may not result in issued patents and our patents may not be sufficiently broad to protect our products or technology. Furthermore, the issuance of a patent does not give us the right to make, use, or sell the patented invention. Other parties may have developed technologies that may be related or competitive to our products, may have filed or may file patent applications and may have received or may receive patents that overlap or conflict with our patents or patent applications, either by claiming the same methods or devices or by claiming subject matter that could dominate our patent position. The patent positions of medical device companies, including our patent position, may involve complex legal and factual questions, and, therefore, the scope, validity and enforceability of any patent claims that we or others have or may obtain cannot be predicted with certainty. Third parties may have blocking patents that could prevent us from manufacturing, marketing or distributing our own products and making, using, or selling our own technology. Alternatively, third parties may seek approval to market their own products similar to or otherwise competitive with our products. In these circumstances, we may need to defend and/or assert our patents and other intellectual property rights, including by filing lawsuits alleging patent infringement, misappropriation and other violations of intellectual property. In any of these types of proceedings, a court or agency with jurisdiction may find our patents invalid or unenforceable; competitors may then be able to market products and use manufacturing and analytical processes that are substantially similar to ours. In addition, such proceedings may be costly. Even if we have valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve our business objectives.

We may not be able to protect our intellectual property rights throughout the world. Filing, prosecuting and defending patents in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from making, using, or selling our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but where enforcement is not as strong as that in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

We may not be able to correctly estimate or control our future operating expenses in relation to obtaining intellectual property, enforcing intellectual property and/or defending intellectual property, which could affect operating expenses. Our operating expenses may fluctuate significantly in the future as a result of a variety of factors, including the costs of preparing, filing, prosecuting, defending, and enforcing patent and trademark claims and other intellectual property-related costs, including adverse proceedings (such as litigation) costs.

To the extent our intellectual property protection is incomplete, we are exposed to a greater risk of direct competition. A third party could, without authorization, copy or otherwise obtain and use our products or technology, or develop similar technology. Our competitors could purchase our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts or design around our protected technology. Our failure to secure, protect and enforce our intellectual property rights could substantially harm the value of our products, brand and business. The theft or unauthorized use or publication of our trade secrets and other confidential business information could reduce the differentiation of our products and harm our business, the value of our investment in development or business acquisitions could be reduced and third parties might make claims against us related to losses of their confidential or proprietary information. Any of the foregoing could materially and adversely affect our business.

If we are unable to protect the confidentiality of our trade secrets and other proprietary information, our business and competitive position may be harmed.

We rely heavily on trade secrets and confidentiality agreements to protect our unpatented know-how, technology, proprietary information, including parts of our ASSURE System, and to maintain our competitive position. However, trade secrets and know-how can be difficult to protect. In particular, we anticipate that with respect to our technologies, these trade secrets and know-how will over time be disseminated within the industry through independent development, the publication of journal articles describing the methodology and movement of personnel, including from academic to industry scientific positions. In addition to pursuing patents on our products and technology, we take steps to protect our intellectual property and proprietary technology by entering into agreements, including confidentiality agreements, non-disclosure agreements and intellectual property assignment agreements, with parties who have access to them, such as our employees, consultants and other third parties. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by consultants, vendors or former or current employees, despite the existence generally of these confidentiality agreements and other restrictions. These agreements may not provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. There can be no assurance that employees, consultants, vendors, clients and others with access to the confidential and proprietary information have executed such agreements or have not breached or will not breach their agreements with us, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or independently developed by competitors. Despite the protections we do place on our intellectual property, monitoring unauthorized use and disclosure of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property will be adequate. In addition, the laws of many foreign countries will not protect our intellectual property rights to the same extent as the laws of the United States and there can be no assurance that we have sufficiently protected our intellectual property in every foreign country in which our products may be sold. Consequently, we may be unable to prevent our proprietary technology from being exploited abroad, which could affect our ability to expand to international markets or require costly efforts to protect our technology.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact conceives or develops intellectual property that we regard as our own. Our assignment agreements may not be self-executing or may be breached, and we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property. We may be subject to claims challenging the inventorship or ownership of our intellectual property. We also may be subject to claims that former employees, collaborators or other third parties have an ownership interest in our patents or other intellectual property. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and distraction to management and other employees.

Further, it is possible that others independently will develop the same or similar technology or otherwise obtain access to our unpatented technology, and in such cases we could not assert any trade secret rights against such parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our trade secret rights and related confidentiality and nondisclosure provisions. If we fail to obtain or maintain trade secret protection, or if our competitors obtain our trade secrets or independently develop technology similar to ours or competing technologies, our competitive market position could be materially adversely affected. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets and agreement terms that address non-competition are difficult to enforce in many jurisdictions and might not be enforceable in certain cases.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information or alleged trade secrets of third parties or competitors or are in breach of non-competition or non-solicitation agreements with our competitors or their former employers.

We also may employ or otherwise engage personnel who were previously or are concurrently employed or engaged at research institutions or other medical device companies, including our competitors or potential competitors. We may be subject to claims that these personnel, or we, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former or concurrent employers, or that patents and applications we have filed to protect inventions of these personnel, even those related to one or more of our products, are rightfully owned by their former or concurrent employer. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets and our business may be adversely affected.

We rely on trademarks, service marks, trade names and brand names, such as our registered trademarks ASSURE, KESTRA and KESTRA CARESTATION, to distinguish our products from the products of our competitors, and have registered or applied to register these trademarks. We cannot assure you that we have applied for all the marks in the jurisdictions and classes of goods and services that are or will be material to our business or, where we have applied, that our trademark applications will be approved. During trademark registration proceedings, we may receive rejections. Although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in proceedings before the USPTO or equivalent institutions in other jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources towards advertising and marketing new brands. Moreover, any name we propose to use with our ASSURE System or any future product candidates in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA objects to any of our proposed proprietary product names, we may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA.

Further, we cannot assure you that competitors will not infringe our trademarks or that we will have adequate resources to enforce our trademarks. We also face risks in connection with our international expansion, including in countries that may have less protection for our trademarks than the United States. There is a risk that our trademarks may not be adequate to protect our brand or may conflict with the trademarks of other companies, both domestically and abroad, which may require us to rebrand our products, obtain costly licenses, defend against third-party claims, or substantially change our product or service offerings. Should such risks manifest, we may be required to expend considerable resources and divert the attention of our management, which could have an adverse effect on our business and results of operations.

If we do not adequately protect our trademarks and trade names, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected. Our registered or unregistered trademarks may be challenged, infringed, circumvented, declared to be descriptive, declared generic or conflict with third-party rights. We may not be able to protect our rights to these trademarks, which we need to build name recognition by potential partners or customers in our markets of interest. In addition, third parties may file first for our trademarks in certain countries. If they succeed in registering such trademarks, and if we are not successful in challenging such third-party rights, we may not be able to use these trademarks to market our products in those countries. In such cases, over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then our marketing abilities may be impacted.

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our existing and future products.

As is the case with other medical device and medical technology companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the medical device and medical technology industries involve both technological and legal complexity and is therefore costly, time-consuming and inherently uncertain, due in part to ongoing changes in patent laws. Depending on decisions by Congress, the federal courts and the USPTO and equivalent institutions in other jurisdictions, the laws and regulations governing patents, and interpretation thereof, could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce existing or future patents. For example, in recent years the U.S. Supreme Court has ruled on several patent cases that have been interpreted to have either narrowed the scope of patent protection or weakened the rights of patent owners in certain situations. Therefore, there is increased uncertainty with regard to our ability to obtain patents in the future, as well as uncertainty with respect to the value of patents once obtained.

Patent reform legislation could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith America Invents Act enacted in September 2011 (the “Leahy-Smith Act”), the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. The Leahy-Smith Act also includes a number of significant changes that affect the way patent applications are prosecuted and may also affect patent litigation. These include allowing third party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO-administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. The USPTO recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, particularly the first inventor-to-file provisions. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could harm our business, financial condition, results of operations and prospects. We cannot predict future changes in the interpretation of patent laws or changes to patent laws that might be enacted into law. Those changes may materially affect our patents or patent applications and our ability to obtain additional patent protection in the future.

Even if our patents are determined by a court to be valid and enforceable, courts may not interpret them sufficiently broadly to prevent others from marketing products similar to ours or designing around our patents. For example, third parties may be able to make product that are similar to ours but that are not covered by the claims of our patents. Third parties may assert that were not the first to make the inventions covered by our issued patents. The claims of our issued patents or patent applications when issued may not cover our proposed commercial technologies or the future products that we develop. We may not have freedom to commercialize our products unimpeded by the patent rights of others. Third parties may have dominating, blocking, or other patents relevant to our technology of which we are not aware. There may be prior public disclosures or art that could be deemed to invalidate one or more of our patent claims. Further, we may not develop additional proprietary technologies in the future, and, if we do, they may not be patentable.

Patent law can be highly uncertain and involve complex legal and factual questions for which important principles remain unresolved. In the United States and in many international jurisdictions, policy regarding the breadth of claims allowed in patents can be inconsistent. The U.S. Supreme Court and the Court of Appeals for the Federal Circuit have made, and will likely continue to make, changes in how they interpret the patent laws of the United States. Similarly, international courts have made, and will likely continue to make, changes in how they interpret the patent laws in their respective jurisdictions. We cannot predict future changes in the interpretation of patent laws or changes to patent laws that might be enacted into law by U.S. and international legislative bodies. Those changes may materially affect our patent rights and our ability to obtain issued patents.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated if we fail to comply with these requirements.

The patent prosecution process is also expensive and time-consuming, and we may not be able to file, prosecute, maintain, protect, defend, enforce or license all necessary or desirable patents or patent applications, as applicable, at a reasonable cost, in a timely manner, in all potentially relevant jurisdictions, or at all. It is possible that defects as to form in the preparation or filing of our patents or patent applications may exist, or may arise in the future, for example with respect to proper priority claims, inventorship, claim scope, or requests for patent term adjustments. It is also possible that we will fail to identify patentable aspects of our research and development output in time to obtain patent protection. If we delay filing a patent application, and a competitor files a patent application on the same or similar invention before we do, our ability to secure patent rights may be limited and we may not be able to patent the invention at all. Even if we can patent the invention, we may be able to patent only a limited scope of the invention, and the limited scope may be inadequate to protect our assets and technologies, or to block competitor’s products and technologies that are similar or adjacent to ours. Our earliest patents and patent filings are public. A competitor may review our published patent filings and arrive at the same or similar technology advances for our assets as we developed. If the competitor files a patent application on such an advance before we do, then we may no longer be able to protect that aspect of our assets and technologies and we may require a license from the competitor, which may not be available on commercially viable terms or at all. Moreover, we may not develop additional proprietary products, methods and technologies that are patentable. We also rely to a certain extent on trade secrets, know-how, and technology, that are not protected by patents, to maintain our competitive position. If any trade secret, know-how or other technology not protected by a patent were to be disclosed to or independently developed by a competitor, our business and financial condition could be materially and adversely affected.

Periodic maintenance fees, renewal fees, annuity fees and various other government fees on any issued patents and certain pending patent applications are required to be paid to the USPTO or foreign patent agencies in several stages over the lifetime of a patent. The USPTO and various foreign patent agencies also require compliance with a number of procedural, documentary, fee payment and other similar requirements during the patent application and prosecution process. Noncompliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official communications within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. While an inadvertent lapse in many cases can be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which non-compliance can result in irrevocable abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If we fail to maintain the patents and patent applications directed to our ASSURE System or any future product candidates, our competitors might be able to enter the market with similar or identical products or technology, which would harm our business, financial condition, results of operations and prospects.

In addition, patent expiration dates may be affected by a number of factors. For example, patent terms may be shortened or lengthened by terminal disclaimers, patent term adjustments, supplemental protection certificates, and patent term extensions. Patent term extensions and supplemental protection certificates, and the like, may be impacted by the regulatory process and may not significantly lengthen patent term. Non-payment or delay in payment of patent fees or annuities, delay in patent filings or delay in extension filing (including any patent term extension or adjustment filing), whether intentional or unintentional, may also result in the loss of patent rights important to our business.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

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others may be able to make products that are similar to any product candidates we may develop or utilize similar technology but that are not covered by the claims of the patents that we own or license now or in the future;

•	we might not have been the first to make the inventions covered by the issued patent or pending patent application that we own now or in the future;

•	we might not have been the first to file patent applications directed to certain of our or their inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our owned or licensed intellectual property rights;

•	it is possible that our pending held or licensed patent applications or those that we may file or license in the future will not lead to issued patents;

•	issued patents to which we hold rights may be held invalid or unenforceable, including as a result of legal challenges by other persons;

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our competitors might conduct research and development activities in the United States under FDA-related safe harbor patent infringement exemptions and/or in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we may not develop additional proprietary technologies or products that are patentable;

•	the patents or pending patent applications of others may harm our business;

•	we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property;

•	we cannot assure that any of our patents, or any of our pending patent applications, if issued, will include claims having a scope sufficient to protect our products;

•	we may not be able to successfully commercialize our products on a substantial scale, if approved, before our relevant patents expire;

•	we cannot assure that our commercial activities or products will not infringe the intellectual property rights of others; and

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we cannot assure any patents issued to us will provide a basis for an exclusive market for our commercially viable products, will provide us with any competitive advantages or will not be challenged by third parties.

Should any of these events occur, they could harm our business, financial condition, results of operations and prospects.

We include technology in our products that is licensed to us by third parties. Any loss of our rights to this technology could prevent us from selling our products.

We hold certain intellectual property and technology licenses under which we license intellectual property and technology from third parties that we use in our products or other parts of our business. We do not own the intellectual property that underlies these licenses. Our rights to use the licensed intellectual property is subject to the continuation of and compliance with the terms of the licenses, including terms that may restrict our ability to expand our use of such intellectual property into other fields. We expect that we may need to enter into additional license agreements in the future. Our business could suffer, for example, if any current or future licenses terminates, if the licensors fail to abide by the terms of the license, if the licensed patents or other rights are found to be invalid or unenforceable, or if we are unable to enter into necessary licenses on acceptable terms.

As we have done previously, we may need or may choose to obtain patent or other licenses from third parties to advance our research or allow commercialization of our current or future products. We cannot provide any assurances that third-party patents do not exist that might be enforced against our current or future products in the absence of such a license. We may fail to obtain any of these licenses on commercially reasonable terms, if at all. Even if we are able to obtain a license, it may not be exclusive. In that event, we may be required to expend significant time and resources to develop or license replacement technology. If we are unable to do so, we may be unable to develop or commercialize the affected products, which could materially harm our business and the third parties owning such intellectual property rights could seek either an injunction prohibiting our sales, or, with respect to our sales, an obligation on our part to pay royalties and/or other forms of compensation.

Disputes may arise in the future between us and our licensors regarding intellectual property subject to a license agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	whether and the extent to which our technology and processes infringe intellectual property of the licensor that is not subject to the licensing agreement;

•	our right to enlist third party vendors or contractors to manufacture or assemble components under the scope of the license agreement;

•	our right to sublicense patent and other rights to third parties under collaborative development relationships;

•	royalty calculations, including our obligation to disclose proprietary manufacturing information, determining products included or excluded from royalty obligations, and compliance with audit rights;

•	disclosure of terms of existing license agreements to third parties based on confidentiality obligations included in the license agreements;

•	mergers, acquisition, dissolutions, or other business entity transactions that can affect the ownership of property subject to the license agreement or obligations under the license agreement;

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our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our products, and what activities satisfy those diligence obligations; and

•	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners.

Disputes regarding our current licensing arrangements may have an adverse effect on our business.

In addition to agreements pursuant to which we in-license intellectual property, we have granted in the past, and will continue to grant in the future licenses under our intellectual property. Like our in-bound licenses, our out-bound licenses are complex and disputes may arise between us and our licensees, such as the types of disputes described above. Moreover, our licensees may breach their obligations, or we may be exposed to liability due to our failure or alleged failure to satisfy our obligations. Any such an occurrence could have an adverse effect on our business.

Risks Related to Government Regulation

Changes in the regulatory environment may make it more difficult and costly for us to obtain regulatory clearances or approvals for our products or to manufacture, market or distribute our products after clearance or approval is obtained.

Healthcare laws and regulations change frequently and may change significantly in the future. We may not be able to adapt our operations to address every new regulation, and new regulations may adversely affect our business. We cannot assure you that a review of our business by courts or regulatory authorities would not result in a determination that adversely affects our revenue and operating results, or that the healthcare regulatory environment will not change in a way that restricts our operations. In addition, there is risk that the U.S. Congress may implement changes in laws and regulations governing providers of healthcare services and products, including measures to control costs, or reductions in reimbursement levels, which may adversely affect our business and results of operations.

Government payors, such as Medicare, as well as private health insurers, have increased their efforts to control the cost, utilization and delivery of healthcare services and products. From time to time, the U.S. Congress has considered and implemented changes in the Medicare fee schedules in conjunction with budgetary legislation. For example, The Budget Control Act, as amended, resulted in the imposition of 2% reductions in Medicare (but not Medicaid) payments to providers in 2013 and will remain in effect through 2030. As part of the recent COVID-19 relief package, Congress extended the payment reduction suspension through December 31, 2021. Any significant spending reductions affecting Medicare, Medicaid or other publicly funded or subsidized health programs that may be implemented and/or any significant taxes or fees that may be imposed on us could have an adverse impact on our results of operations.

Further reductions of reimbursement by Medicare for services or changes in policy regarding coverage of tests or other requirements for payment, such as prior authorization or a physician or qualified practitioner’s signature on test requisitions, may be implemented from time to time. Reductions in the reimbursement rates and changes in payment policies of other third party payors may occur as well. Similar changes in the past have resulted in reduced payments as well as added costs and have added more complex regulatory and administrative requirements.

If we fail to comply with healthcare and other governmental regulations, we could face substantial penalties and our business, results of operations and financial condition could be adversely affected.

The products and services we offer are highly regulated, and there can be no assurance that the regulatory environment in which we operate will not change significantly and adversely in the future. Our business practices, distribution and billing arrangements with third-party DME providers, and other arrangements with physicians and other healthcare providers, hospitals, clinics, third-party payors, and patients and patient organizations may expose us to scrutiny under broadly applicable fraud and abuse and other laws and regulations that may restrict the financial arrangements and relationships through which we market, sell and distribute our products and services. U.S. federal and state healthcare laws and regulations that may affect our ability to conduct business, include, without limitation:

•	federal and state laws and regulations regarding billing and claims payment applicable to our products and regulatory agencies enforcing those laws and regulations;

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the federal Anti-Kickback Statute, which prohibits, among other things, any person from knowingly and willfully offering, soliciting, receiving or providing remuneration, directly or indirectly, in cash or in kind, in exchange for or to induce either the referral of an individual for, or the furnishing, purchase, order or recommendation of, any good or service for which payment may be made under government healthcare programs, such as the Medicare and Medicaid programs. In addition, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

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the federal civil and criminal false claims laws and civil monetary penalties laws, including the federal False Claims Act, which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, false claims, or knowingly using false statements, to obtain payment from the government, healthcare programs. Moreover, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act; the federal Civil Monetary Penalties Law, which prohibits, among other things, offering or transferring remuneration to a federal healthcare beneficiary that a person knows or should know is likely to influence the beneficiary’s decision to order or receive items or services reimbursable by the government from a particular provider or supplier;

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the federal Physician Payment Sunshine Act (“Open Payments”), created under the Affordable Care Act (as defined below), and its implementing regulations, which requires manufacturers of drugs, medical devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program to report annually to CMS information related to payments or other transfers of value made to licensed physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Additionally, beginning in 2022, applicable manufacturers will also be required to report certain payments and other transfers of value made during the previous year to physician assistants, nurse practitioners, clinical nurse specialists, anesthesiologist assistants, certified registered nurse anesthetists, anesthesiology assistants and certified nurse midwives;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and its implementing regulations, which impose certain requirements relating to the privacy, security and transmission of individually identifiable health information upon “covered entities” (health plans, healthcare clearinghouses and certain healthcare providers), and their respective business associates, individuals or entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HIPAA mandates the reporting of certain breaches of health information to the HHS Office of Civil Rights, affected individuals, and, if the breach is large enough, the media. Entities that are covered by HIPAA (e.g., covered entities and business associates) found to be in violation of HIPAA as the result of a breach of unsecured protected health information, a complaint about privacy practices or an audit by HHS, may be subject to significant civil, criminal and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance. HIPAA also created criminal liability for executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

•	the federal Food, Drug and Cosmetic Act, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices;

•	U.S. federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm customers;

•	the federal physician self-referral prohibition, commonly known as the Stark Law; and

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state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third party payor, including commercial insurers, state-mandated disclosures of payments or other transfers of value to healthcare providers or marketing expenditures, state laws related to insurance fraud in the case of claims involving private insurers, and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

These laws and regulations, among other things, constrain our business, marketing, sales, distribution and other promotional and research activities by limiting the kinds of financial arrangements that we may have with hospitals, physicians or other potential referral sources for our products, as well as our arrangements with other third parties for the purchase, sale, billing, and distribution of our products. In particular, these laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs, and other business arrangements, as well as interactions with healthcare professionals through consultant arrangements, product training, sponsorships, or other activities. Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare and other laws and regulations will involve substantial costs.

Because of the breadth of these laws and the narrowness of available statutory and regulatory exemptions, governmental authorities may possibly conclude that our business practices may not comply with healthcare laws and regulations. To enforce compliance with the healthcare regulatory laws, certain enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Any action brought against us for violations of these laws or regulations, even successfully defended, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. We may be subject to private “qui tam” actions brought by individual whistleblowers on behalf of the federal or state governments, with potential liability under the federal False Claims Act including mandatory treble damages and significant per-claim penalties. Additionally, as a result of these investigations and qui tam actions, we may have to agree to additional compliance and reporting requirements as part of a consent decree, deferred prosecution or corporate integrity agreement.

We have implemented a corporate compliance program designed to actively identify, prevent and mitigate risk through the implementation of compliance policies, training, auditing and monitoring. We expect to devote substantial resources to implement, maintain, administer and expand the compliance program as necessary. Our company is a member of AdvaMed and complies with the AdvaMed Code. We cannot be certain, however, that our compliance program will ensure compliance with the various complex laws and regulations to which we are subject now or in the future. The risk of our being found in violation of these or other laws and regulations is further increased by the fact that many have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action brought against us for violation of these or other laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. If our operations are found to be in violation of any of the federal and state laws described above or any other current or future fraud and abuse or other healthcare laws and regulations that apply to us, we may be subject to penalties, including significant criminal, civil, and administrative penalties, damages, fines, imprisonment, for individuals, exclusion from participation in government healthcare programs, such as Medicare and Medicaid, or oversight if we become subject to a consent decree, deferred prosecution or corporate integrity agreement, and we could be required to curtail or cease our operations. Any of the foregoing consequences could materially adversely affect our business, financial condition, results of operations and prospects.

Our team members, consultants and commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.

Our products and operations are subject to extensive government regulation and oversight. If we fail to obtain and maintain necessary regulatory clearances or approvals for our products, or if clearances or approvals for future products and indications are delayed or not issued, or if we fail to comply with post-marketing regulatory requirements, our commercial operations would be harmed.

Our products are subject to extensive regulation by the FDA. Government regulations specific to medical devices are wide ranging and govern, among other things:

•	product design, development and manufacture;

•	laboratory, pre-clinical and clinical testing, labeling, packaging, storage and distribution;

•	premarketing clearance and approval;

•	record keeping;

•	establishment registration and device listing;

•	product marketing, promotion, advertising, sales and distribution; and

•	post-marketing surveillance, including reporting of deaths or serious injuries, recalls, corrections and removals.

Before a new medical device or service, or a new intended use for an existing product or service, can be marketed in the United States, a company must first submit and receive either 510(k) clearance or premarketing approval from the FDA, unless an exemption applies. Either process can be expensive, lengthy and unpredictable. The FDA’s 510(k) clearance process usually takes from three to 12 months, but can last longer. The process of obtaining a PMA is much more costly and uncertain than the 510(k) clearance process and generally takes from one to three years, or even longer, from the time the application is submitted to the FDA. In addition, a PMA generally requires the performance of one or more clinical trials. We may not be able to obtain the necessary clearances or approvals or may be unduly delayed in doing so, which could harm our business. Furthermore, even if we are granted regulatory clearances or approvals, they may include significant limitations on the indicated uses for the product, which may limit the market for the product.

The FDA can delay, limit or deny clearance or approval of a device for many reasons, including:

•	Our inability to demonstrate to the satisfaction of the FDA or the applicable regulatory entity or notified body that our products are safe or effective for their intended uses;

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The disagreement of the FDA or the applicable foreign regulatory body with the design or implementation of clinical trials or the interpretation of data from pre-clinical studies or clinical trials of our products;

•	Serious and unexpected adverse device effects experienced by participants in clinical trials of our products;

•	The data from pre-clinical studies and clinical trials of our products may be insufficient to support clearance or approval, where required;

•	Our inability to demonstrate that the clinical and other benefits of the device outweigh the risks;

•	The manufacturing process or facilities we use may not meet applicable requirements; and

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The potential for approval policies or regulations of the FDA or applicable foreign regulatory bodies to change significantly in a manner rendering our performance testing and clinical data or regulatory filings insufficient for clearance or approval.

Although we have obtained FDA approval to market our ASSURE System, we will be subject to ongoing and pervasive post-marketing regulatory requirements governing, among other things, the manufacture, marketing, advertising, medical device reporting, sale, promotion, registration, and listing of devices. For example, we are required to file various reports with the FDA, including reports required by the medical device reporting regulations (“MDRs”) that require that we report to the regulatory authorities if our products may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur. If these reports are not filed in a timely manner, regulators may impose sanctions and we may be subject to product liability or regulatory enforcement actions, all of which could harm our business. In addition, our PMA for our ASSURE System was subject to several conditions of approval, including labeling, useful life restrictions, the commencement of a post-approval registry and post-market study requirements. Though we believe we have complied with these conditions to date, any failure to comply with the conditions of approval could result in the withdrawal of our PMA and the inability to continue to market our ASSURE System.

If we initiate a correction or removal for any of our products to reduce a risk to health posed by any such products, we would be required to submit a publicly available Correction and Removal report to the FDA and, in many cases, similar reports to other regulatory agencies. This report could be classified by the FDA as a device recall which could lead to increased scrutiny by the FDA and our customers regarding the quality and safety of our products. Furthermore, the submission of these reports could be used by competitors against us and cause physicians to delay or cancel prescriptions, which could harm our reputation.

The FDA and the Federal Trade Commission (“FTC”) also regulate the advertising and promotion of our products and services to ensure that the claims we make are consistent with our regulatory approvals and clearances, that there is adequate and reasonable data to substantiate the claims and that our promotional labeling and advertising is neither false nor misleading. If the FDA or FTC determines that any of our advertising or promotional claims are misleading, not substantiated or not permissible, we may be subject to enforcement actions, including warning letters, and we may be required to revise our promotional claims and make other corrections or restitutions.

The FDA and state authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA or state agencies, which may include any of the following sanctions:

•	adverse publicity, untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

•	repair, replacement, refunds, recall or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	delays or denial of our requests for 510(k) clearance or premarket approval of new products or services, new intended uses or modifications to existing products or services;

•	withdrawal of 510(k) clearance or premarket approvals that have already been granted; and

•	criminal prosecution.

If any of these events were to occur, our business, financial condition, results of operations and prospects could be materially adverse affected.

Material modifications to our ASSURE System or any future products may require new PMAs, 510(k) clearances, CE Marks or other premarket approvals or may require us to recall or cease marketing our products and services until clearances are obtained.

Material modifications to the intended use or technological characteristics of our products will require new PMA or 510(k) clearances or CE Mark grants, or require us to recall or cease marketing the modified devices until these clearances or approvals are obtained. Based on FDA published guidelines, the FDA requires device manufacturers to initially make and document a determination of whether or not a modification requires a new approval, supplement or clearance; however, the FDA can review a manufacturer’s decision. Any modification to an FDA cleared device or service that would significantly affect its safety or efficacy or that would constitute a major change in its intended use would require a new PMA or 510(k) clearance. We may not be able to obtain additional PMA or 510(k) clearances for new products or for modifications to, or additional indications for, our products in a timely fashion, or at all. Delays in obtaining required future approvals or clearances would harm our ability to introduce new or enhanced products in a timely manner, which in turn would harm our future growth. If the FDA disagrees and requires new clearances or approvals for any modifications we may make to our products in the future, we may be required to recall and to stop selling or marketing such products as modified, which could harm our operating results and require us to redesign our products or services. In these circumstances, we may also be subject to significant enforcement actions.

If we or our suppliers fail to comply with the federal, state and international regulations, our operations could be delayed or shut down and our revenue could suffer.

The manufacturing processes of our third-party suppliers are required to comply with the FDA’s QSR, which covers procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of our products. We are also subject to similar state requirements and licenses, and to ongoing ISO 13485 and ISO 14971 compliance in all operations, including design and service. In addition, we must engage in extensive recordkeeping and reporting and must make available our facilities and records for periodic unannounced inspections by governmental agencies, including the FDA and state authorities. If we or our third-party suppliers fail a regulatory inspection, our operations could be disrupted and manufacturing interrupted. Failure to take adequate corrective action in response to an adverse regulatory inspection could result in, among other things, a shutdown of our third-party suppliers’ manufacturing operations, our product distribution operations, significant fines, suspension of marketing clearances and approvals, seizures or recalls of our device, operating restrictions and criminal prosecutions, any of which would cause our business to suffer. Furthermore, our key component suppliers may not currently be or may not continue to be in compliance with applicable regulatory requirements, which may result in manufacturing delays for our products and cause our revenue to decline.

The FDA has broad post-market and regulatory enforcement powers. We are subject to unannounced inspections by the FDA to determine our compliance with the QSR and other regulations at both our design and manufacturing facilities, and these inspections may include the manufacturing facilities of our suppliers. We can provide no assurance that we will continue to remain in compliance with the QSR. If the FDA inspect any of our facilities or our third-party suppliers’ facilities and discover compliance problems, we may have to cease manufacturing and product distribution until we can take the appropriate remedial steps to correct the audit findings. Taking corrective action may be expensive, time consuming and a distraction for management, which may have an adverse impact on our ability to continue with our research and development projects and implement our business growth plans.

Our products may cause or contribute to adverse medical events or experience failures or malfunctions that we are required to report to the FDA and other governmental authorities, and if we fail to do so, we would be subject to sanctions that could harm our reputation, business, financial condition and results of operations. The discovery of serious safety issues with our products, or a recall of our products either voluntarily or at the direction of the FDA or another governmental authority could have a negative impact on us.

Our products are subject to extensive regulation by the FDA. We will be required to timely file various reports with the FDA, including reports required by the medical device reporting regulations, or MDRs, which require us to report to the FDA when we receive or become aware of information that reasonably suggests that one or more of our products may have caused or contributed to a death or serious injury or malfunctioned in a way that, if the malfunction were to recur, it could cause or contribute to a death or serious injury. The timing of our obligation to report is triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events of which we become aware within the prescribed timeframe. We may also fail to recognize that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of the product. If we fail to comply with our reporting obligations, the FDA or other governmental authorities could take action, including warning letters, untitled letters, administrative actions, criminal prosecution, imposition of civil monetary penalties, revocation of our device clearance, seizure of our products or delay in clearance of future products.

The FDA has the authority to require the recall of commercialized products in the event of material regulatory deficiencies or defects in design or manufacture. A government mandated or voluntary recall by us could occur as a result of component failures, manufacturing errors or design or labeling defects. Recalls of our products would divert managerial attention, be expensive, harm our reputation with customers and harm our financial condition and results of operations. A recall announcement would also negatively affect our share price.

Depending on the corrective action we take to redress a product’s deficiencies or defects, the FDA may require, or we may decide, that we will need to obtain new clearances or approvals for the device before we may market or distribute the corrected device. Seeking such clearances or approvals may delay our ability to replace the recalled devices in a timely manner. Moreover, if we do not adequately address problems associated with our devices, we may face additional regulatory enforcement action, including FDA warning letters, product seizure, injunctions, administrative penalties or civil or criminal fines.

If we do not obtain international regulatory registrations, clearances, certifications or approvals for our products, we will be unable to market and offer our products outside of the United States.

Any future sales of our products outside of the United States are subject to foreign regulatory requirements that vary widely from country to country. In addition, the FDA regulates exports of medical devices from the United States. While the regulations of some countries may not impose barriers to marketing and selling our products or only require notification, others require that we obtain the clearance, certification or approval of a specified regulatory body. Complying with foreign regulatory requirements, including obtaining registrations, clearances, certifications or approvals, can be expensive and time-consuming, and we may not receive regulatory clearances, certifications or approvals in each country in which we plan to market our products or we may be unable to do so on a timely basis. The time required to obtain registrations, clearances, certifications or approvals, if required by other countries, may be longer than that required for FDA clearance or approval, and requirements for such registrations, clearances, certifications or approvals may significantly differ from FDA requirements. If we modify our products, we may need to apply for regulatory clearances or approvals before we are permitted to sell the modified product.

Regulatory clearance or approval by the FDA does not ensure registration, clearance, certification or approval by regulatory authorities in other countries, and registration, clearance, certification or approval by one or more foreign regulatory authorities does not ensure registration, clearance, certification or approval by regulatory authorities in other foreign countries or by the FDA. However, a failure or delay in obtaining registration or regulatory clearance, certification or approval in one country may have a negative effect on the regulatory process in others.

Healthcare reform measures could hinder or prevent the commercialization of our products and our ability to achieve profitability.

There have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system that could harm our future revenue and profitability. Federal and state lawmakers regularly propose and, at times, enact legislation that would result in significant changes to the healthcare system, some of which are intended to contain or reduce the costs of medical products and services. For example, the Affordable Care Act contains a number of provisions, including those governing enrollment in government healthcare programs, reimbursement changes and fraud and abuse measures, all of which will impact existing government healthcare programs and will result in the development of new programs.

Under the Trump administration, there were ongoing efforts to modify or repeal all or certain provisions of the Affordable Care Act. For example, tax reform legislation was enacted at the end of 2017 that eliminated the tax penalty established under Affordable Care Act for individuals who do not maintain mandated health insurance coverage beginning in 2019. The Affordable Care Act has also been subject to judicial challenge. The case Texas v. Azar, which challenges the constitutionality of the Affordable Care Act, including provisions that are unrelated to healthcare reform but were enacted as part of the Affordable Care Act, was argued before the Supreme Court in November 2020. Pending resolution of the litigation, all of the Affordable Care Act but the individual mandate to buy health insurance remains in effect. The nature and scope of healthcare reform in the wake of the transition from the Trump administration to the Biden administration remains uncertain. The Department of Justice under the Biden administration informed the Supreme Court that the government no longer takes the position that the individual mandate is unconstitutional and cannot be severed from the rest of the Affordable Care Act. President Biden has temporarily halted implementation of new rules issued immediately prior to the transition that had not yet taken effect (which include a number of healthcare reforms) to allow for review by the new administration.

There likely will continue to be legislative and regulatory proposals at the federal and state levels directed at containing or lowering the cost of healthcare. We cannot predict the initiatives that may be adopted in the future or their full impact. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare may harm:

•	our ability to set a price that we believe is fair for our products;

•	our ability to generate revenue and achieve or maintain profitability; and

•	the availability of capital.

If we fail to maintain required licenses, certifications, or accreditation, or if we do not fully comply with requirements to provide notice to or obtain approval from regulatory authorities due to changes in our ownership structure or operation, it could adversely impact our operations.

We are required to maintain state and/or federal licenses and certifications for our operations and facilities. From time to time, we may become subject to new or different licensing requirements due to legislative or regulatory requirements or the development of or changes to our business. We are subject to periodic inspection by governmental and other authorities to assure continued compliance with the various standards necessary for licensing and certifications, some of which are complex and may be unclear or subject to varying interpretation.

Accurate licensure is also a critical threshold issue for Medicare enrollment as a DMEPOS Supplier, which is required in order to bill Medicare for products provided to Medicare beneficiaries. In addition, many private health insurers and Medicaid agencies require DMEPOS suppliers to maintain Medicare enrollment, and we are required to comply with the Medicare DMEPOS Supplier Standard in order to maintain such Medicare enrollment. Although we believe we have the right systems in place to monitor licensure and certification, our failure to obtain and maintain appropriate licensure or certification for our operations, facilities, and clinicians could result in interruptions in our operations and our ability to service patients, refunds to state and/or federal payors, and the imposition of sanctions or fines, which could have an adverse and material impact on our business, financial condition, results of operations, cash flow, capital resources and liquidity.

Accreditation is required by most commercial payors and is a mandatory requirement for all Medicare DMEPOS suppliers. Our company has received DME accreditation via a virtual inspection and a confirmatory onsite visit. CMS recently conducted an additional onsite inspection prior to issuance of a Medicare P-TAN number to our company as a Medicare DMEPOS supplier. If we fail to maintain our accreditation or Medicare P-TAN number, or lose our accreditation or Medicare P-TAN number, it could have a material adverse effect on our business, financial condition, results of operations, cash flow, capital resources and liquidity.

The requirements for licensure and certification may include notification or approval in the event of a transfer or change of ownership or certain other changes. Government healthcare programs or commercial payors with which we intend to enter into contracts may have similar requirements and some of those processes may be complex. Failure to provide required notifications or obtain the requisite approvals could result in the delay or inability to complete an acquisition or transfer, loss of licensure, lapses in reimbursement or other penalties. While we make reasonable efforts to substantially comply with these requirements, if we are found to have failed to comply in some material respect, it could have an adverse or material impact on our business and our financial conditions.

Compliance with environmental laws and regulations could be expensive, and failure to comply with these laws and regulations could subject us to significant liability.

Our research and development operations involve the use of hazardous substances and are subject to a variety of federal, state, local and foreign environmental laws and regulations relating to the storage, use, discharge, disposal, remediation of, and human exposure to, hazardous substances and the sale, labeling, collection, recycling, treatment and disposal of products containing hazardous substances. Liability under environmental laws and regulations can be joint and several and without regard to fault or negligence. Compliance with environmental laws and regulations may be expensive and noncompliance could result in substantial liabilities, fines and penalties, personal injury and third-party property damage claims and substantial investigation and remediation costs. Environmental laws and regulations could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violations. We cannot assure you that violations of these laws and regulations will not occur in the future as a result of human error, accidents, equipment failure or other causes. The expense associated with environmental regulation and remediation could materially adversely affect our business, financial condition, results of operations and prospects.

Risks Related to This Offering

Our Principal Shareholder controls us, and its interests may conflict with ours or yours.

Immediately following this offering, our Principal Shareholder will beneficially own approximately    % of our common shares, or     % if the underwriters exercise in full their over-allotment option, which means that, based on its percentage voting power held after this offering, the Principal Shareholder will control the vote of all matters submitted to a vote of our shareholders, which will enable it to control the election of the members of our Board of Directors and other corporate decisions. Even when the Principal Shareholder ceases to own a portion of our shares representing a majority of the total voting power, for so long as the Principal Shareholder continues to own a significant percentage of our shares, the Principal Shareholder will still be able to significantly influence the composition of our Board of Directors issuance of equity, including to our employees under equity incentive plans, amendments of our organizational documents, or approval of any merger, amalgamation, sale of assets or other major corporate transaction. Accordingly, for such period of time, the Principal Shareholder will have substantial influence with respect to our management, business plans and policies, including the appointment and removal of our officers, and decisions on whether to raise future capital. In particular, for so long as the Principal Shareholder continues to own a significant percentage of our shares, the Principal Shareholder will be able to cause or prevent a change of control of us or a change in the composition of our Board of Directors and could preclude any unsolicited acquisition of us. The concentration of ownership could deprive you of an opportunity to receive a premium for your common shares as part of a sale of us and ultimately might affect the market price of our common shares.

The Principal Shareholder and its affiliates engage in a broad spectrum of activities, including investments in the healthcare industry generally. In the ordinary course of its business activities, the Principal Shareholder and its affiliates may engage in activities where their respective interests conflict with our interests or those of our other shareholders, such as investing in or advising businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. The Principal Shareholder also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, the Principal Shareholder may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you.

Upon listing of our shares on                    , we will be a “controlled company” within the meaning of the                rules of and, as a result, we will qualify for exemptions from certain corporate governance requirements. You will not have the same protections as those afforded to shareholders of companies that are subject to such governance requirements.

After the completion of this offering, the Principal Shareholder will continue to control a majority of the voting power of our outstanding common shares. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of                . Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of our Board of Directors consist of independent directors;

•

the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

Following this offering, we may elect to utilize one or more of these exemptions. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of                    .

We are an emerging growth company and a smaller reporting company, and our compliance with the reduced reporting and disclosure requirements applicable to emerging growth companies and smaller reporting companies could make our common shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and may remain an emerging growth company for up to five years. For as long as we are an emerging growth company, we will not be required to comply with certain requirements that are applicable to other public companies that are not emerging growth companies, including the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, and may also take advantage of the reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements and the exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and obtaining shareholder approval of any golden parachute payments not previously approved. As a result, the information we provide shareholders will be different than the information that is available with respect to other public companies. In this prospectus, we have not included all of the executive compensation related information that would be required if we were not an emerging growth company and we have provided only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to avail ourselves of the provision of the JOBS Act that permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. As a result, we will not be subject to new or revised accounting standards at the same time as other public companies that are not emerging growth companies. As a result of these elections, our financial statements may not be comparable to those of public companies that comply with such new or revised accounting standards.

We are also a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Exchange Act. We may continue to be a smaller reporting company for so long as either (1) the market value of our common shares held by non-affiliates is less than $250 million as of the last business day of our most recently completed second fiscal quarter or (2) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our common shares held by non-affiliates is less than $700 million as of the last business day of our most recently completed second quarter. Any loss of our status as a smaller reporting company takes effect in the first quarter after the fiscal year in which we cease to qualify as a smaller reporting company. To the extent that we continue to qualify as a smaller reporting company at the time we cease to qualify as an emerging growth company, we will continue to be permitted to make certain reduced disclosures in our periodic reports and other documents that we file with the SEC.

An active, liquid trading market for our common shares may not develop, which may limit your ability to sell your shares.

Prior to this offering, there was no public market for our common shares. Although we intend to apply to list our common shares on                under the symbol “KMTS”, an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price will be determined by negotiations among us and the representatives of the underwriters and may not be indicative of market prices of our common shares that will prevail in the open market after the offering. A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers over which neither we nor any market maker has control. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of our common shares. The market price of our common shares may decline below the initial public offering price, and you may not be able to sell your shares at or above the price you paid in this offering, or at all. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other technologies related to our business by using our shares as consideration.

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Our share price may be volatile, and you may be unable to resell your shares at or above the initial public offering price.

The market price of our common shares may be highly volatile and may fluctuate or decline substantially as a result of a variety of factors. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of our shares to wide price fluctuations regardless of our operating performance. We and the underwriters have negotiated the initial public offering price. You may not be able to resell your shares at or above the initial public offering price or at all. The public trading price for our common shares after this offering will be affected by a number of factors, including:

•	changes in analysts’ estimates, investors’ perceptions, recommendations by securities analysts or our failure to achieve analysts’ estimates;

•	quarterly variations in our or our competitors’ results of operations;

•	periodic fluctuations in our revenue;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	general market conditions and other factors unrelated to our operating performance or the operating performance of our competitors;

•	changes in reimbursement by potential payors;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in the medical device industry in particular;

•	actual or anticipated changes in regulatory oversight of our products;

•	the results of our clinical trials;

•	the loss of key personnel, including changes in our Board of Directors and management;

•	legislation or regulation of our market;

•	lawsuits threatened or filed against us;

•	the announcement of new products or product enhancements by us or our competitors;

•	announced or completed acquisitions of businesses or technologies by us or our competitors;

•	announcements related to patents issued to us or our competitors and related litigation;

•	general economic conditions and trends;

•	effects of public health crises, such as the COVID-19 pandemic; and

•	developments in our industry.

These and other factors, many of which are beyond our control, may cause our results of operations and the market price and demand for our shares to fluctuate substantially. In addition, the share prices of many companies in the medical device industry have experienced wide fluctuations that have often been unrelated to the operating performance of those companies. While we believe that results of operations for any particular quarter are not necessarily a meaningful indication of future results, fluctuations in our quarterly results of operations could limit or prevent investors from readily selling their shares and may otherwise negatively affect the market price and liquidity of our shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

We may be a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to United States Holders.

Under the United States Internal Revenue Code of 1986, as amended (the “Code”), a non-U.S. corporation (such as ourselves) will be classified as a passive foreign investment company (a “PFIC”) for any taxable year if, for such year after the application of certain look-through rules with respect to subsidiaries, either:

•	at least 75% of our gross income for the year is “passive income” (as described below); or

•

the average percentage of our assets (determined at the end of each quarter) during the taxable year which produces “passive income” or which are held for the production of “passive income” is at least 50%.

“Passive income” generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

Based on the nature of our business, our financial statements, our expectations about the nature and amount of our income, assets and activities and the expected price of our common shares in this offering, we do not expect to be a PFIC for our current taxable year. If it is determined that we are a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our common shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Whether we will be a PFIC in 2021 or any future year is a factual determination that must be made annually at the close of each taxable year, and, thus, is subject to significant uncertainty, because, among other things, a determination of whether a company is a PFIC must be made annually after the end of each taxable year and will depend on the composition of our income and assets and the market value of our assets from time to time. Accordingly, there can be no assurance that we will not be a PFIC in 2021 or any future taxable year.

If we are a PFIC for any taxable year during which a United States Holder (as defined in “Material Bermuda and U.S. Federal Income Tax Considerations—U.S. Federal Income Tax consequences for U.S. Holders”) holds our common shares, we generally would continue to be treated as a PFIC with respect to that United States Holder for all succeeding years during which the United States Holder holds our common shares even if we ceased to meet the threshold requirements for PFIC status, unless certain exceptions apply. Such a United States Holder may be subject to adverse U.S. federal income tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) compliance with certain reporting requirements. There is no assurance that we will provide information that will enable investors to make a qualified electing fund election, as known as a “QEF Election,” that could mitigate the adverse U.S. federal income tax consequences should we be classified as a PFIC.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to United States Holders if we were determined to be a PFIC, see “Material Bermuda and U.S. Federal Income Taxation—U.S. Federal Income Tax Consequences for U.S. Holders—Passive Foreign Investment Company.”

A sale of a substantial number of shares of our common shares may cause the price of our common shares to decline.

If our existing shareholders sell, or indicate an intention to sell, substantial amounts of our common shares in the public market after the lapse of lock-up and other legal restrictions on resale discussed in this prospectus, the trading price of our common shares could decline. Based on shares outstanding as of July 31, 2021, upon completion of this offering, we will have outstanding a total of                common shares. Of these shares, all of the common shares sold in this offering will be freely tradable, without restriction, in the public market immediately after the offering, other than the shares purchased by certain of our existing investors, which will be subject to lock-up agreements, as described below. Each of our directors and officers and substantially all of our other shareholders have entered into a lock-up agreement with the underwriters that restricts their ability to sell or transfer their shares. The lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus. The underwriters, however, may, in their sole discretion, waive the contractual lock-up prior to the expiration of the lock-up agreements. After the lock-up agreements expire, based on shares outstanding as of July 31, 2021,                common shares, plus any shares purchased in this offering by our existing investors, will be eligible for sale in the public market, of which                shares, plus any shares purchased in this offering by certain of our existing investors, will be held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act, and various vesting agreements. After this offering, the holders of an aggregate of                shares of our outstanding common shares as of July 31, 2021, will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or our shareholders. In addition,                common shares that are subject to outstanding options as of July 31, 2021, will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. We intend to file a registration statement on Form S-8 under the Securities Act covering all of the common shares subject to options outstanding and reserved for issuance under our share plans. This registration statement will become effective immediately upon filing, and shares covered by this registration statement will be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates and any lock-up agreements described above. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common shares could decline.

We will have broad discretion in the use of net proceeds from this offering.

We intend to use the net proceeds from this offering to finance the commercialization and continued development of our ASSURE System, the build out of our sales and marketing infrastructure and our continued product development and research and development activities, as well as for working capital and general corporate purposes. Within those categories, our management will have broad discretion over the use and investment of the net proceeds of this offering, and accordingly, investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds with only limited information concerning management’s specific intentions. See “Use of Proceeds” for additional information.

We are a Bermuda company, and it may be difficult for you to enforce judgments against us or our directors and executive officers.

We are a Bermuda exempted company. As a result, the rights of our shareholders are governed by Bermuda law and our memorandum of association and amended and restated bye-laws to be in effect upon the closing of this offering. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in another jurisdiction. It may be difficult for investors to effect service of process on concerned persons not resident in the United States or to enforce in the U.S. judgments obtained in U.S. courts against us based on the civil liability provisions of the U.S. securities laws. It is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions. See “Enforcement of Civil Liabilities under U.S. Federal Securities Laws” for additional information.

Bermuda law differs from the laws in effect in the United States and may afford less protection to our shareholders.

We are incorporated under the laws of Bermuda. As a result, our corporate affairs are governed by the Bermuda Companies Act 1981, as amended (the “Companies Act”), which differs in some material respects from laws typically applicable to U.S. corporations and shareholders, including the provisions relating to interested directors, amalgamations, mergers and acquisitions, takeovers, shareholder lawsuits and indemnification of directors. Generally, the duties of directors and officers of a Bermuda company are owed to the company only. Shareholders of Bermuda companies typically do not have rights to take action against directors or officers of the company and may only do so in limited circumstances. Shareholder class actions are not available under Bermuda law. The circumstances in which shareholder derivative actions may be available under Bermuda law are substantially more proscribed and less clear than they would be to shareholders of U.S. corporations. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be ultra vires or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than those who actually approved it.

When the affairs of a company are being conducted in a manner that is oppressive or prejudicial to the interests of some shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company. Additionally, under our amended and restated bye-laws to be in effect upon the closing of this offering and as permitted by Bermuda law, each shareholder has waived any claim or right of action against our directors or officers for any action taken by directors or officers in the performance of their duties, except for actions involving fraud or dishonesty or any claims of violations of the Securities Act or the Exchange Act. In addition, the rights of our shareholders and the fiduciary responsibilities of our directors under Bermuda law are not as clearly established as under statutes or judicial precedent in existence in jurisdictions in the United States, particularly the State of Delaware. Therefore, our shareholders may have more difficulty protecting their interests than would shareholders of a corporation incorporated in a jurisdiction within the United States.

There are regulatory limitations on the ownership and transfer of our common shares.

Common shares may be offered or sold in Bermuda only in compliance with the provisions of the Companies Act and the Bermuda Investment Business Act 2003 as amended, which regulates the sale of securities in Bermuda. In addition, the Bermuda Monetary Authority must approve all issues and transfers of shares of a Bermuda exempted company. However, the Bermuda Monetary Authority has, pursuant to its notice to the public of June 1, 2005, given its general permission under the Exchange Control Act 1972 and related regulations for the issue and free transfer of our common shares that are the subject of this offering to and among persons who are non-residents of Bermuda for exchange control purposes as long as the shares are listed on an appointed stock exchange, which includes    . Additionally, we have sought and have obtained a specific permission from the Bermuda Monetary Authority for the issue and transfer of our common shares up to the amount of our authorized capital from time to time, and options, warrants, depository receipts, rights, loan notes, debt instruments and our other securities to persons resident and non-resident for exchange control purposes with the need for prior approval of such issue or transfer. The general permission or the specific permission would cease to apply if we were to cease to be listed on                or another appointed stock exchange.

We have anti-takeover provisions in our amended and restated bye-laws that may discourage a change of control, even if an acquisition would be beneficial to our shareholders, and may prevent attempts by our shareholders to replace or remove our current management.

Our amended and restated bye-laws to be in effect upon the closing of this offering contain provisions that could make it more difficult for a third party to acquire us without the consent of our Board of Directors. These provisions provide for:

•	a classified Board of Directors with staggered three-year terms;

•

directors only to be removed for cause from and after the date that our Principal Shareholder ceases to beneficially own at least 50% of the outstanding common shares of our company (the “Trigger Event”);

•

from and after the Trigger Event, amendments to our amended and restated bye-laws and memorandum of association will require the approval of our Board of Directors and the affirmative vote of at least 66 2/3% of all issued and outstanding shares carrying the right to vote at general meetings at the relevant time;

•	from and after the Trigger Event, only permit shareholder action by written consent when it is unanimously approved by our shareholders;

•	restrictions on the time period in which directors may be nominated;

•	limitations on our shareholders’ ability to call special general meetings; and

•	the ability of our Board of Directors to determine the powers, preferences and rights of preference shares and to cause us to issue the preference shares without shareholder approval.

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change of control of our company and may prevent our shareholders from receiving the benefit from any premium to the market price of our common shares offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common shares if the provisions are viewed as discouraging takeover attempts in the future. These provisions could also discourage proxy contests, make it more difficult for our shareholders to elect directors of their choosing and cause us to take corporate actions other than those our shareholders desire. See “Description of Share Capital.”

Our amended and restated bye-laws will provide that the Supreme Court of Bermuda or the federal district courts of the United States will be the exclusive forum for certain types of lawsuits and this may have the effect of discouraging lawsuits against our directors and officers.

Our amended and restated bye-laws will provide that, unless we, in writing, select or consent to the selection of an alternate forum, the Supreme Court of Bermuda shall be the exclusive forum for any dispute that arises under the Companies Act or out of or in connection with our amended and restated bye-laws, including any question regarding the existence and scope of any bye-law and/or whether there has been any breach of the Companies Act or our amended and restated bye-laws by an officer or director (whether or not such a claim is brought in the name of a shareholder or in the name of the Company). Further, unless we select or consent to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act against the Company or any director or officer of the Company. Notwithstanding the foregoing, these provisions in our amended and restated bye-laws will not apply to suits brought to enforce any liability or duty created by the Exchange Act.

Any person or entity purchasing or otherwise acquiring or holding any interest in our common shares shall be deemed to have notice of and to have consented to the forum selection provisions described in our amended and restated bye-laws. These exclusive forum provisions may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, or shareholders, which may discourage lawsuits with respect to such claims. Our shareholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions. Further, in the event a court finds the exclusive forum provisions contained in our amended and restated bye-laws to be unenforceable or inapplicable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

We have historically not paid cash dividends and do not expect to pay cash dividends in the foreseeable future, and, as a result, any return on investment may be limited to the value of our shares.

We have historically not paid cash dividends and do not anticipate paying cash dividends in the foreseeable future. The payment of cash dividends will depend on our earnings, capital requirements, financial condition, prospects and other factors our Board of Directors may deem relevant. Our KLIM Facility limits our ability to, among other things, pay dividends or make other distributions or payments on account of our common shares, in each case, subject to certain exceptions. In addition, pursuant to Bermuda law, we cannot declare or pay dividends, or make distributions out of our contributed surplus, if there are reasonable grounds for believing that (1) our Company is, or would after the payment be, unable to pay our liabilities as they become due or (2) the realizable value of our assets would thereby be less than our liabilities. Additionally, because we are a holding company with no material direct operations, we are financially dependent on loans, dividends and other payments from our operating subsidiaries. To the extent that we decide to pay dividends on our common shares in the future, we will be dependent on our operating subsidiaries to make funds available to us for the payment of any such dividends. See “Dividend Policy” for more information. If we do not pay dividends, our shares may be less valuable because a return on your investment will only occur if you sell our common shares after our share price appreciates.

New investors purchasing our common shares will experience immediate and substantial dilution.

The initial public offering price of our common shares is expected to be substantially higher than the pro forma net tangible book value per share of our common shares. Therefore, if you purchase shares of our common shares in this offering, you will pay a price per share that substantially exceeds our pro forma as adjusted net tangible book value per share after this offering. You will experience immediate dilution of $                per share, representing the difference between our pro forma as adjusted net tangible book value per share after giving pro forma effect to this offering and the assumed initial public offering price. In addition, purchasers of common shares in this offering will have contributed        % of the aggregate price paid by all purchasers of our shares but will own only approximately         % of our common shares outstanding after this offering. See “Dilution.” In connection with this offering, we expect to cancel or exchange the warrants underlying our Existing Warrant Agreement (as defined below) for warrants to purchase          common shares pursuant to the Warrant Agreement. Any exercise of such warrants, or additional warrants we are required to issue upon the draw of each additional available tranche under the KLIM Facility, could result in further dilution to our shareholders. See the sections titled “Description of Share Capital—Warrant Agreement” and “Description of Certain Indebtedness.”

General Risk Factors

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

As a public company, and particularly after we are no longer an “emerging growth company” or “smaller reporting company,” we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of                , and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. We expect that we will need to hire additional accounting, finance and other personnel in connection with our becoming, and our efforts to comply with the requirements of being, a public company, and our management and other personnel will need to devote a substantial amount of time toward maintaining compliance with these requirements. Our management and other personnel will also need to devote a substantial amount of time toward compliance with the additional reporting requirements of the Exchange Act. These requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that the rules and regulations applicable to us as a public company may make it more difficult and more expensive for us to obtain director and officer liability insurance. We are currently evaluating these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

If we are unable to implement and maintain effective internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our reported financial information, and the market price of our common shares may be negatively affected.

As a public company, we will be required to evaluate and determine the effectiveness of our internal control over financial reporting and, beginning with our second annual report after the completion of this offering, provide a management report on the effectiveness of our internal control over financial reporting. If we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We are implementing the process and documentation necessary to perform the evaluation needed to comply with our requirements. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, our management will be unable to conclude that our internal control over financial reporting is effective. Moreover, when we are no longer an emerging growth company, our independent registered public accounting firm will be required to issue an audit report on the effectiveness of our internal control over financial reporting. If we are unable to conclude that our internal control over financial reporting is effective, or when we are no longer an emerging growth company, if our auditors were to express an adverse opinion on the effectiveness of our internal control over financial reporting because we had one or more material weaknesses, investors could lose confidence in the accuracy and completeness of our financial disclosures, which could cause the price of our common shares to decline.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

The trading market for our shares will be influenced, in part, by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price of our shares would likely be negatively impacted. In the event securities or industry analysts initiated coverage, and one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our shares, or if our results of operations do not meet their expectations, our share price could decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. The forward-looking statements are contained principally in the sections titled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” but are also contained elsewhere in this prospectus. In some cases, you can identify forward-looking statements by the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “objective,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will” and “would,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain. Forward-looking statements include statements about:

•	our ability to successfully commercialize our ASSURE System or any future product candidates and begin generating revenue;

•	our ability to obtain the regulatory approvals necessary to distribute our products;

•	the rate and degree of market acceptance of our ASSURE System or any future product candidates that receive the necessary marketing and other regulatory approvals;

•	the availability of reimbursement for our products;

•	estimates of our total addressable market and near-term achievable market for our products;

•	our expectations regarding the use of proceeds from this offering;

•	our growth plans, including our plans to enter into new markets;

•	our ability to establish and maintain intellectual property protection for our products or defend ourselves against claims of infringement;

•	the progress, timing, costs and results of our clinical trials;

•	changes and developments relating to our regulatory landscape;

•	our financial performance; and

•	developments and projections relating to our competitors and our industry.

You should refer to the section titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

INDUSTRY AND MARKET DATA

Certain industry data and market data included in this prospectus were obtained from independent third-party surveys, market research, publicly available information, reports of governmental agencies and industry publications and surveys. All of management’s estimates presented herein are based upon management’s review of independent third-party surveys and industry publications prepared by a number of sources and other publicly available information. All of the market data used in this prospectus involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We believe that the information from these industry publications and surveys included in this prospectus is reliable. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

ORGANIZATIONAL TRANSACTIONS

We intend to consummate the following Organizational Transactions prior to or concurrently with this offering such that, after the consummation of such transactions:

•

Existing holders of partnership interests in West Affum LP, including our Principal Shareholder and certain members of our management, will receive common shares (including common shares issued as restricted shares subject to certain vesting conditions described below) of Kestra Medical Technologies, Ltd., the issuer in this offering, in exchange for such holders’ partnership interests in West Affum LP;

•	Following the completion of the exchange discussed above, West Affum LP will be dissolved; and

•

The intellectual property portfolio of West Affum Holdings and the equity interests in Kestra Medical Technologies, will be transferred by West Affum Holdings to West Affum Holdings Designated Activity Company, an Irish limited company and a newly formed indirect subsidiary of Kestra Medical Technologies, Ltd.

As described above, prior to this offering, the holders of partnership interests in West Affum LP will exchange their partnership interests in West Affum LP for common shares (including common shares issued as restricted shares subject to certain vesting conditions described below) of Kestra Medical Technologies, Ltd. Because the number of common shares (including common shares issued as restricted shares subject to certain vesting conditions described below) that each such holder of partnership interests in West Affum LP will receive will be determined based on the value that such holder would have received under the distribution provisions contained in the Amended and Restated Limited Partnership Agreement, dated as of October 21, 2014 (the “Partnership Agreement”), of West Affum LP with our common shares valued by reference to the initial public offering price of our shares in this offering, the number of common shares (including common shares issued as restricted shares subject to certain vesting conditions described below) will increase or decrease depending on the initial public offering price determined at pricing.

A total of                common shares (including                common shares issued as restricted shares subject to certain vesting conditions described below) will be issued to holders of partnership interests in West Affum LP as described above. A $1.00 increase in the assumed initial public offering price of                per share (the midpoint of the price range set forth on the cover page of this prospectus) would result in an increase to the total number of common shares issued of                shares (including                common shares issued as restricted shares subject to certain vesting conditions described below). A $1.00 decrease in the assumed initial public offering price of                per share (the midpoint of the price range set forth on the cover page of this prospectus) would result in a decrease to the total number of common shares issued of                shares (including                common shares issued as restricted shares subject to certain vesting conditions described below).

The common shares issued to holders of partnership interests that are “incentive units” subject to certain vesting conditions as specified in holders’ individual award agreements will be issued as restricted shares that will vest on the same terms applicable to the incentive units being exchanged. The vesting conditions specified in such award agreements include (i) a time-based vesting component, (ii) a performance-based vesting component or (iii) both time-based and performance-based vesting components. If the vesting terms of the restricted shares are not satisfied, such restricted shares will be forfeited and cancelled. For information regarding the beneficial ownership of our common shares before and after this offering, and after giving pro forma effect to the Organizational Transactions, see “Principal Shareholder.”

In addition, in connection with the transfer of the intellectual property portfolio of West Affum Holdings to West Affum Holdings Designated Activity Company, we expect that West Affum Holdings

Designated Activity Company will enter into a loan note instrument constituting up to an aggregate principal amount of €        loan notes due     in favor of West Affum Holdings (the “Loan Note”). See the section titled “Certain Relationships and Related Party Transactions” included elsewhere in this prospectus.

Kestra Medical Technologies, Ltd. has not engaged in any business or other activities other than those incidental to its formation, the Organizational Transactions and the preparation of this prospectus and the registration statement of which this prospectus forms a part. Following this offering, Kestra Medical Technologies, Ltd. will remain a holding company, and it will operate and control all of the business and affairs and consolidate the financial results of its subsidiaries.

The following chart shows our simplified organizational structure prior to the consummation of the Organizational Transactions and this offering:

The following chart shows our simplified organizational structure immediately following the consummation of the Organizational Transactions and this offering, after giving effect to the sale of                common shares in this offering, assuming an initial public offering price of $                per share (the midpoint of the price range set forth on the cover page of this prospectus) and assuming no exercise of the underwriters’ over-allotment option:

Management
Principal Shareholder
Public
%
%
%
Kestra Medical Technologies, Ltd. (Bermuda)
100%
West Affum Intermediate Holdings Corp. (Cayman Islands)
100%
West Affum Holdings Corp. (Cayman Islands)
100%
West Affum Holdings Designated Activity Company (Ireland)
100%
Kestra Medical Technologies, Inc. (Delaware)
100%
Operating Subsidiaries

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of common shares in this offering will be approximately $                  million, or approximately $                 million if the underwriters exercise in full their over-allotment option, based upon an assumed initial public offering price of $                 per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions but before deducting estimated offering expenses incurred by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $                 per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions but before deducting estimated offering expenses incurred by us, would increase or decrease the net proceeds to us from this offering by approximately $                million, assuming that the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of common shares we are offering. Each increase or decrease of one million in the number of common shares we are offering at the assumed initial public offering price of $                per                 common share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions would increase or decrease the net proceeds to us from this offering by approximately $                 million, assuming the assumed initial public offering price stays the same.

The principal purposes of this offering are to increase our capitalization and liquidity, create a public market for our common shares and facilitate our future access to the capital markets. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the actual amounts that we will spend on such uses. However, we currently intend to use the net proceeds we receive from this offering to finance the commercialization and continued development of our ASSURE System, build out our sales and marketing infrastructure, invest in our continued product development and research and development activities and to finance other working capital and general corporate purposes.

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the timing and scale of the commercialization of our ASSURE System and other products we may develop in the future. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds.

Based on our current planned operations, we expect that our cash and cash equivalents, together with the expected revenue generated from sales of our ASSURE System and the anticipated proceeds of this offering, will enable us to fund our operating expenses for at least                months following the date of this offering. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect.

We plan to invest the net proceeds from this offering that are not used as described above to invest in short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have not historically declared or paid any dividends on our common shares. We anticipate that we will retain all of our future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the sole discretion of our Board of Directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our Board of Directors may deem relevant. Our KLIM Facility limits our ability to, among other things, pay dividends or make other distributions or payments on account of our common shares, in each case, subject to certain exceptions. In addition, pursuant to Bermuda law, a company may not declare or pay dividends, or make distributions out of contributed surplus, if there are reasonable grounds for believing that (1) the company is, or would after the payment be, unable to pay its liabilities as they become due or (2) the realizable value of its assets would thereby be less than its liabilities. “Contributed surplus” is defined for purposes of Section 54 of the Companies Act to include the proceeds arising from donated shares, credits resulting from the redemption or conversion of shares at less than the amount set up as nominal capital and donations of cash and other assets to the company. Additionally, as a holding company with no material direct operations, our ability to pay dividends on our common shares is dependent on the earnings and distributions of funds from our operating subsidiaries. We are not obligated to pay dividends on our common shares.

For additional information on the restrictions on our ability to pay dividends, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Risk Factors—Risks Related to This Offering—We have historically not paid cash dividends and do not expect to pay cash dividends in the foreseeable future, and, as a result, any return on investment may be limited to the value of our shares.”

CAPITALIZATION

The following table sets forth the cash and cash equivalents and capitalization as of July 31, 2021 for:

•	West Affum Intermediate Holdings and its consolidated subsidiaries on an actual basis;

•

Kestra Medical Technologies, Ltd. and its consolidated subsidiaries on a pro forma basis to give effect to (1) the Organizational Transactions described in the section titled “Organizational Transactions” included elsewhere in this prospectus and (2) the effectiveness of our amended and restated bye-laws upon the closing of this offering; and

•

Kestra Medical Technologies, Ltd. and its consolidated subsidiaries on a pro forma as adjusted basis to give effect to the issuance and sale of common shares in this offering at an assumed initial public offering price of $ per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions but before deducting estimated offering expenses incurred by us, and the application of the net proceeds therefrom as described in the section titled “Use of Proceeds” included elsewhere in this prospectus.

The pro forma and pro forma as adjusted information set forth in the table below is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with the sections titled “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, our condensed consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of July 31, 2021
	West Affum Intermediate Holdings	Kestra Medical Technologies, Ltd.	Kestra Medical Technologies, Ltd.
(in thousands, except share and per share amounts)	Actual	Pro Forma	Pro Forma As Adjusted
Cash and cash equivalents	$11,083	$	$

Long-term debt, net	21,044
Shareholders’ equity:
Common stock, $0.01 par value; 5,000,000 shares authorized; 105,808 shares issued and outstanding, actual	1
Common shares, $1.00 par value; shares authorized and shares issued and outstanding, pro forma; shares authorized and shares issued and outstanding, pro forma as adjusted	—
Additional paid-in capital	172,902
Accumulated deficit	(183,214)

Total shareholders’ equity	(10,311)

Total capitalization	$10,733	$	$

The number of common shares to be outstanding after this offering is based on                common shares outstanding as of July 31, 2021, after giving pro forma effect to the Organizational Transactions, and excludes                common shares reserved for future issuance under our equity incentive plans and                common shares underlying the Warrant Agreement.

In addition, the information presented above assumes:

•	the completion of the Organizational Transactions, as described under the section titled “Organizational Transactions” included elsewhere in this prospectus;

•	an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus;

•	the effectiveness of our amended and restated bye-laws upon the closing of this offering; and

•	no exercise by the underwriters of their over-allotment option.

Each $1.00 increase or decrease in the assumed initial public offering price of $                per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions but before deducting estimated offering expenses incurred by us, would increase or decrease each of cash, additional paid-in capital, total shareholder’s equity and total capitalization on a pro forma as adjusted basis by approximately $                million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Each increase or decrease of one million in the number of common shares we are offering at the assumed initial public offering price of $                per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions but before deducting estimated offering expenses incurred by us, would increase or decrease each of cash, additional paid-in capital, total shareholder’s equity and total capitalization on a pro forma as adjusted basis by approximately $                million. The pro forma as adjusted information is illustrative only of our capitalization following the closing of this offering and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

DILUTION

If you invest in our common shares in this offering, your investment will be immediately diluted to the extent of the difference between the initial public offering price per common share and the pro forma as adjusted net tangible book value per common share after this offering. Dilution results from the fact that the per share offering price of the common shares is substantially in excess of the pro forma as adjusted net tangible book value per share attributable to our existing shareholders.

Our historical net tangible book deficit as of July 31, 2021 was approximately $         million, or $         per common share. Historical net tangible book value represents the amount of total tangible assets less total liabilities. Historical net tangible book value per common share represents historical net tangible book value divided by the number of common shares outstanding as of July 31, 2021.

Our pro forma net tangible book value as of July 31, 2021 was approximately $         million, or $         per common share. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, and pro forma net tangible book value per common share represents net tangible book value divided by the number of common shares outstanding upon consummation of the Organizational Transactions described in the section titled “Organizational Transactions” included elsewhere in this prospectus.

After giving pro forma effect to (1) the issuance and sale of             common shares by us in this offering at an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions but before deducting estimated offering expenses incurred by us, and (2) the application of the net proceeds from this offering as described in the section titled “Use of Proceeds” included elsewhere in this prospectus, our pro forma as adjusted net tangible book value as of July 31, 2021 would have been $         million, or $         per common share. This represents an immediate increase in pro forma as adjusted net tangible book value (or a decrease in net tangible book deficit) of $         per common share to our existing shareholders and an immediate dilution in pro forma as adjusted net tangible book value of $         per common share to investors in this offering.

The following table illustrates this dilution on a per common share basis:

Assumed initial offering price per common share	$
Pro forma net tangible book value (deficit) per common share as of July 31, 2021 after giving effect to the Organizational Transactions	$
Increase in net tangible book value per common share attributable to investors participating in this offering	$

Pro forma as adjusted net tangible book value (deficit) per common share after giving effect to the offering	$
Dilution in pro forma as adjusted net tangible book value per common share to investors in this offering	$

If the underwriters exercise their over-allotment option in full, our pro forma as adjusted net tangible book value per share after giving pro forma effect to this offering would be $        per common share. This represents an increase in pro forma as adjusted net tangible book value of $        per common share to existing shareholders and dilution in pro forma as adjusted net tangible book value of $        per common share to new investors.

Each $1.00 increase (decrease) in the assumed initial public offering price of $        per common share would increase (decrease) our pro forma as adjusted net tangible book value as of July 31, 2021 by $        per common share, and would increase (decrease) dilution to investors in this offering by $        per common share, assuming that the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions but before deducting estimated offering expenses incurred by us. Similarly, each increase of one million in the number of common shares offered by us would increase our pro forma as adjusted net tangible book value per common share after this offering by $        per common share and decrease the dilution to new investors by $        per common share, assuming that the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions but before deducting estimated offering expenses incurred by us. A decrease of one million in the number of common shares offered by us would decrease our pro forma as adjusted net tangible book value per common share after this offering by $        per common share and increase the dilution to new investors by $        per common share, assuming that the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions but before deducting estimated offering expenses incurred by us.

The following table summarizes, on the same pro forma as adjusted basis described above, as of July 31, 2021, the total number of common shares purchased from us, the total cash consideration paid to us and the average price per common share paid by our existing shareholders and by new investors purchasing common shares in this offering.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing shareholders			%	$		%	$
Investors in this offering			%	$		%	$
Total		100.0%		$	100.0%		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $        per common share would increase (decrease) the total consideration paid by new investors by $        million and increase (decrease) the percentage of total consideration paid by new investors by    %, assuming no change to the number of common shares offered by us, as set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commission but before deducting estimated offering expenses incurred by us.

The number of common shares to be outstanding after this offering is based on                common shares outstanding as of July 31, 2021, after giving pro forma effect to the Organizational Transactions, and excludes                common shares reserved for future issuance under our equity incentive plans and                common shares underlying the Warrant Agreement. Any exercise of warrants issued under the Warrant Agreement could result in further dilution to our shareholders. See “Description of Share Capital—Warrant Agreement.”

The dilution information above is for illustrative purposes only. Our pro forma as adjusted net tangible book value following the consummation of this offering is subject to adjustment based on the actual initial public offering price of our common shares and other terms of this offering determined at pricing.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the section of this prospectus captioned “Business” and our consolidated financial statements, our condensed consolidated financial statements and the related notes to those consolidated financial statements and condensed consolidated financial statements included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under the sections of this prospectus captioned “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”

Overview

We are a commercial-stage medical technology and digital health company focused on the development and commercialization of innovative, intuitive solutions to protect patients who are at risk of suffering life-threatening cardiac events. Our initial product, our ASSURE System, which received its PMA from the FDA on July 27, 2021, protects patients who are at risk for Sudden Cardiac Arrest (“SCA”). Our ASSURE System includes a WCD that monitors and manages at-risk patients, and if needed, delivers a shock to return the patient’s heart to a normal rhythm and is combined with a proprietary digital healthcare platform. We believe our ASSURE System offers significant clinical and functional advantages to the only other commercially available WCD, including the potential for improved patient compliance and user experience driven by a reduction in false alarms, enhanced comfort and improved wearability. Our ASSURE System, which offers integrated sensing and autonomous diagnosis and therapy, is accompanied by an integrated digital healthcare platform, with remote patient monitoring and mobile connectivity specifically designed to improve physician oversight of at-risk cardiac patients. Although the global WCD market has been served by a single participant for approximately 20 years, we believe our ASSURE System has the potential to disrupt and grow the market, which we expect to be approximately $1 billion in 2022.

To date, our operations have included organizing and staffing our company, business planning, raising capital, conducting discovery, research and development activities, filing patent applications, undertaking clinical trials, seeking FDA approval, establishing arrangements with third parties for the manufacture of initial quantities of our products and making preparations to commercialize our ASSURE System. We completed clinical trials for our ASSURE System in March 2020 and received our PMA for our ASSURE System on July 27, 2021, and we are in the process of commercially launching our ASSURE System.

We have been issued a Medicare Provider Number by the CMS, which enables us to bill Medicare for reimbursement for our ASSURE System as an accredited DME Supplier to the extent the claim meets Medicare medical necessity and coverage requirements. We expect to derive nearly all of our revenue from the DME rental of our ASSURE System to patients and through our direct billing of various third-party payors, including Medicare, Medicaid, private insurance companies, health maintenance organizations and other healthcare-related organizations. As WCD therapy has existed for approximately 20 years in the United States, reimbursement codes and payments are well-established, and WCDs are covered by Medicare, Medicaid and many private payors.

We wholly outsource the manufacturing of our ASSURE System and all of its components to third-party suppliers, including contract manufacturers that manufacture garments, chargers, monitors, batteries, cables and various accessories for our ASSURE System. We believe that our contract manufacturers are recognized in their field for their competency to manufacture the respective portions of our ASSURE System and have established quality systems that meet FDA requirements. We believe the manufacturers we currently utilize have sufficient capacity to meet our launch requirements and are able to scale up their capacity to meet anticipated demand for our products for the foreseeable future.

Since our inception, we have devoted substantially all of our efforts to research and development, undertaking clinical trials, enabling manufacturing activities in support of our product development efforts, hiring personnel, organizing and staffing our company, performing business planning, establishing our intellectual property portfolio and raising capital to support and expand such activities. We expect to spend an increasing amount of our existing resources on sales and marketing activities as we begin to commercialize and market our ASSURE System in the United States. Furthermore, we expect to incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses that we did not incur as a private company. We incurred net losses of $13.1 million and $8.0 million for the three months ended July 31, 2021 and 2020, respectively, and net losses of $34.1 million and $29.5 million for the fiscal years ended April 30, 2021 and 2020, respectively. As of July 31, 2021 and April 30, 2021 and 2020, we had cash, cash equivalents and restricted cash balances of $11.6 million, $24.9 million and $6.3 million, respectively, and an accumulated deficit of $183.2 million, $170.1 million and $136.0 million, respectively.

Since our inception, our operations have primarily been funded by proceeds from our capital contributions made by West Affum LP, our direct parent prior to the Organizational Transactions, and borrowings under our KLIM Facility. We have invested heavily in developing and preparing for the commercialization of our ASSURE System. We have also made significant investments in clinical studies to demonstrate the safety and effectiveness of our ASSURE System and to support applications for regulatory approvals. We intend to make significant investments in the near-term to build our sales and marketing organization by increasing the number of sales personnel to market our product in markets in the United States. Because of these and other factors, we expect to continue to incur net losses for the foreseeable future and we expect to require additional funding, which may include future equity and debt financings. Adequate funding may not be available to us on acceptable terms, or at all. Our failure to obtain sufficient funds on acceptable terms when needed could have a material and adverse effect on our business, financial condition, and results of operations.

COVID-19 Business Update

On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. The COVID-19 pandemic and the related adverse public health developments, including orders to shelter-in-place, travel restrictions and mandated business closures, have adversely affected workforces, organizations, consumers, economies and financial markets globally, leading to an economic downturn and increased market volatility. If the COVID-19 pandemic escalates, additional shelter-in-place orders and other restrictions may be issued and our ability to operate as an essential business could be altered. The ongoing COVID-19 pandemic poses risks that our company or our employees, contractors, suppliers and other partners may be prevented from conducting business activities at the level or the manner in which they were conducted prior to the pandemic for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities.

We continue to proactively monitor and evaluate the impact of the ongoing COVID-19 pandemic on our business. However, the extent to which the ongoing COVID-19 pandemic will impact our business and our growth plans will depend on future developments that are highly uncertain and cannot be predicted with confidence.

Key Components of Our Results of Operations

The following discussion describes certain key components of our consolidated statement of operations.

Revenue

We received FDA approval for the commercialization of our ASSURE System on July 27, 2021, and we expect to begin generating revenue from our ASSURE System during our 2022 fiscal year.

We expect to generate revenue by leasing our ASSURE System, which consists of a WCD combined with a proprietary digital healthcare platform, to patients for a fixed amount on a month-to-month basis. The lease payments generally consist of the contracted amounts based on reimbursement arrangements with third-party payors including Medicare, Medicaid and private commercial payors, and/or certain patient co-payments. The patient has the right to cancel the lease at any time during the rental period. The Company expects these rentals to be classified as operating leases at lease commencement.

Under Accounting Standards Codification Topic 842, Leases (“ASC Topic 842”), we expect to recognize rental revenue on operating leases on a straight-line basis over the contractual lease term, when collectibility of the lease payments is deemed to be probable. The lease term begins on the date the device is made available to the patient.

If collectibility of the lease payments is not probable, then lease income is limited to the lesser of the income that would have been recognized if collectibility was probable or the lease payments collected. Collectibility of all lease payments, which includes amounts reimbursed by third-party payors and/or amounts covered by the patient, is assessed for each contract upon lease commencement and is subject to subsequent reassessment throughout the lease term, as necessary.

We expect to elect the practical expedient provided under ASC Topic 842 to combine the lease of our ASSURE System with the non-lease components, which includes the digital healthcare platform. Our ASSURE System is expected to be the predominant component and, as a result, we expect to account for the combined components under ASC Topic 842.

Due to the nature of the industry and the reimbursement environment in which we operate, we expect to evaluate the need to record a general reserve under ASC 450, Contingencies for a portfolio of operating lease receivables that are probable of collection. Inherent in the reserve estimates is the risk that they will have to be revised or updated as additional information becomes available. Specifically, the complexity of many third-party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain payors may result in adjustments to amounts originally recorded. Such adjustments are expected to be identified and recorded at the point of cash application or claim denial.

Research and Development Costs

We expense research and development costs as they are incurred. Research and development expenses consist of salaries and related benefits of product development personnel, contractor and engineering services, project and prototype materials, clinical studies expense, professional services and other expenses related to the development of new products, including an allocation of facility overhead costs. Advanced payments that we make for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. These amounts are expensed as the related goods are delivered or the services are performed.

We expect our research and development costs to remain consistent with research and development expenses incurred during the fiscal year ended April 30, 2021 for the foreseeable future. We will continue to invest in research and development activities related to developing new products and services, further refining our products and services as they advance into later stages of development, conducting clinical trials as necessary and preparing our products and services for commercialization. The process of developing, conducting clinical trials on and obtaining regulatory approvals for our products and services is costly and inherently time-consuming. There is no assurance of when, or if, we will be able to successfully develop and commercialize any of our products or services. There are numerous factors associated with the successful commercialization of any product candidates we may develop in the future, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time based on our stage of development. Additionally, future commercial and regulatory factors beyond our control will impact our research and development activities and when, or to what extent, we will generate revenue from the commercialization and sale of any future product candidates.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of payroll and personnel-related costs, patent related costs, professional services, software license fees and allocated facility overhead costs. Patent costs consist of legal costs we incur when filing and pursuing patent applications and maintaining issued patents. Such costs are expensed as incurred, as recoverability of such expenditures is uncertain. Professional services and software license fees primarily relate to the consulting services to prepare us for commercialization of our products and services. We expect our selling, general and administrative expenses to increase for the foreseeable future due to increases in our headcount as we advance toward the commercialization of our ASSURE System and as a result of becoming a public company and being subject to various expenses related to compliance with the rules and regulations of the SEC, additional insurance expenses, investor relations activities and other administrative and professional services.

Interest Expense

Interest expense consists of cash and non-cash components. The cash component of interest expense is attributable to borrowings under our KLIM Facility. The non-cash component consists of interest expense recognized from the amortization of debt discounts and debt issuance costs.

Other Expense, Net

On December 28, 2020, warrants to purchase 49,044 common units of West Affum LP were issued to Kennedy Lewis Capital Partners Master Fund II LP, an affiliate of Kennedy Lewis Management LP in connection with the KLIM Facility pursuant to that certain Warrant to Purchase Units (the “Existing Warrant Agreement”). We classify these warrants as a liability on our consolidated balance sheets that we remeasure to fair value at each reporting date, and we recognize changes in the fair value of the warrant liability as a component of other expense, net in our consolidated statements of operations. We will continue to recognize changes in the fair value of the warrant liability until the warrants are exercised, expire or qualify for equity classification. In connection with this offering, we expect to cancel or exchange the warrants underlying the Existing Warrant Agreement for warrants to purchase                common shares pursuant to a new warrant agreement with Kennedy Lewis Management LP or an affiliate thereof (the “Warrant Agreement”). See “Description of Share Capital—Warrant Agreement.”

Results of Operations

The following comparisons set forth our consolidated statements of operations and comprehensive loss for the three months ended July 31, 2021 and 2020 and for the fiscal years ended April 30, 2021 and 2020. We have derived the data for the three months ended July 31, 2021 and 2020 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. We have derived the data for the fiscal years ended April 30, 2021 and 2020 from our audited consolidated financial statements included elsewhere in this prospectus. This information should be read in conjunction with our unaudited condensed consolidated financial statements and audited consolidated financial statements and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results of operations for any future period, and our interim results are not necessarily indicative of the results to be expected for the full year.

West Affum Intermediate Holdings was incorporated on August 6, 2020 in order to carry on the business of West Affum Holdings and its consolidated subsidiaries. On August 25, 2020, West Affum Intermediate Holdings entered into a Contribution and Exchange Agreement with West Affum Holdings and West Affum LP, where West Affum LP exchanged all of its existing ownership interests in West Affum Holdings into an equivalent number of newly issued shares in West Affum Intermediate Holdings. West Affum LP owned all outstanding interests in West Affum Holdings prior to the Contribution and Exchange.

The Contribution and Exchange resulted in West Affum Intermediate Holdings becoming the parent entity of West Affum Holdings and its subsidiaries. West Affum Intermediate Holdings operates and controls all of the business and affairs of West Affum Holdings and its subsidiaries and accordingly, consolidates the financial results. As the Contribution and Exchange is considered a transaction between entities under common control, the consolidated financial statements and the condensed consolidated financial statements included elsewhere in this prospectus for the periods prior to the Contribution and Exchange reflect the combination of the previously separate entities for financial presentation purposes. The condensed consolidated financial statements as of July 31, 2021 and April 30, 2021 and for the three months ended July 31, 2021 and 2020 and the consolidated financial statements as of and for the fiscal years ended April 30, 2021 and 2020 included elsewhere in this prospectus represent the consolidated assets and liabilities and operations of West Affum Intermediate Holdings and its subsidiaries. See “Basis of Presentation,” our consolidated financial statements and our condensed consolidated financial statements included elsewhere in this prospectus for more information.

	Three Months Ended July 31,				Fiscal Year Ended April 30,
(in thousands)	2021	2020	$ Change	% Change	2021	2020	$ Change	% Change
Operating expenses:
Research and development costs	$4,860	$5,921	$(1,061)	(18)%	$18,806	$22,802	$(3,996)	(18)%
Selling, general and administrative	7,430	1,984	5,446	275	13,902	6,517	7,385	113

Total operating expenses	12,290	7,905	4,385	55	32,708	29,319	3,389	12

Loss from operations	(12,290)	(7,905)	(4,385)	55	(32,708)	(29,319)	(3,389)	12

Other expense:
Interest expense	847	—	847	100	1,168	—	1,168	100
Other expense, net	(60)	—	(60)	100	38	—	38	100

Net loss before provision for income taxes	(13,077)	(7,905)	(5,172)	65	(33,914)	(29,319)	(4,595)	16
Provision for income taxes	57	47	10	21	187	148	39	26

Net loss and comprehensive loss	$(13,134)	$(7,952)	$(5,182)	65%	$(34,101)	$(29,467)	$(4,634)	16%

Comparison of the Three Months Ended July 31, 2021 and 2020

Research and Development Costs

Research and development costs decreased by $1.1 million, or 18%, to $4.9 million for the three months ended July 31, 2021, from $6.0 million for the three months ended July 31, 2020. The change was primarily attributable to decreases in the following: $0.3 million in professional services due to decrease in clinical trial activity from 2020, $0.6 million in contractor and engineering services due to a decrease in need for engineering support following the premarket approval application submission with the FDA, $0.2 million in project and prototype materials and $0.5 million in other research and development costs. The decreases were offset by a $0.2 million increase in salaries and related benefits driven by additional headcount and $0.3 million increase in software costs incurred in preparation for commercialization of our ASSURE System.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by $5.4 million, or 275%, to $7.4 million for the three months ended July 31, 2021, from $2.0 million for the three months ended July 31, 2020. The increase was mainly attributable to a $2.3 million increase in professional services incurred related to audit, tax and legal services to prepare for this offering and consulting fees related to our commercialization efforts, a $1.6 million increase in payroll and personnel-related costs driven by additional hiring of personnel to prepare for commercialization and stock-based compensation relating to vesting of incentive units, a $0.9 million increase in other selling, general and administrative expenses, a $0.5 million increase in patent costs and a $0.1 million increase in software license fee amortization.

Interest Expense

The increase of $0.8 million, or 100%, of interest expense for the three months ended July 31, 2021 was attributable to interest expense and amortization of debt discounts and debt issuance costs related to borrowings under our KLIM Facility.

Other Expense, Net

The increase of $0.06 million, or 100%, of other income for the three months ended July 31, 2021 was attributable to the change in fair value of the warrant liability related to borrowings under our KLIM Facility.

Income Tax Provision

For the three months ended July 31, 2021 and 2020, the tax provision was $0.057 million and $0.047 million, respectively. We generate a small amount of taxable income in the United States due to a transfer pricing arrangement between Kestra Medical Technologies and West Affum Holdings.

Comparison of the Fiscal Years Ended April 30, 2021 and 2020

Research and Development Costs

Research and development costs decreased by $4.0 million, or 18%, to $18.8 million in the fiscal year ended April 30, 2021, from $22.8 million in the fiscal year ended April 30, 2020. The change was primarily attributable to decreases in the following: $1.8 million in professional services due to completion of most clinical trials in 2020, $1.6 million in contractor and engineering services due to a decrease in need for engineering support following the premarket approval application submission with the FDA, $1.1 million in clinical studies due to completion of most clinical trials in 2020, $0.5 million in project and prototype materials and $0.9 million in other research and development costs. The decreases were offset by a $1.9 million increase in salaries and related benefits driven by additional headcount and incentive unit compensation expense.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by $7.4 million, or 113%, to $13.9 million in the fiscal year ended April 30, 2021, from $6.5 million in the fiscal year ended April 30, 2020. The increase was mainly attributable to a $3.0 million increase in payroll and personnel-related costs driven by additional headcount and stock-based compensation relating to vesting of incentive units, a $2.2 million increase in professional services, a $0.5 million increase in patent costs, a $0.3 million increase in software licenses and a $1.4 million increase in other selling, general and administrative expenses.

Interest Expense

The increase of $1.2 million, or 100%, of interest expense in the fiscal year ended April 30, 2021 was attributable to interest expense and amortization of debt discounts and debt issuance costs related to borrowings under our KLIM Facility.

Other Expense, Net

The increase of $0.04 million, or 100%, of other expense in the fiscal year ended April 30, 2021 was attributable to the change in fair value of the warrant liability related to borrowings under our KLIM Facility.

Income Tax Provision

For the fiscal years ended April 30, 2021 and 2020, the tax provision was $0.1 million and $0.2 million, respectively. We generate a small amount of taxable income in the United States due to a transfer pricing arrangement between Kestra Medical Technologies and West Affum Holdings.

Going Concern

Since inception, we have devoted substantially all of our efforts to research and development, undertaking clinical trials, enabling manufacturing activities in support of our product development efforts, hiring personnel, organizing and staffing our company, performing business planning, establishing our intellectual property portfolio and raising capital to support and expand such activities. We have incurred net losses in each year since inception and expect to continue to incur net losses in the foreseeable future. Our net loss and comprehensive loss were $13.1 million and $8.0 million for the three months ended July 31, 2021 and 2020, respectively, and $34.1 million and $29.5 million for the fiscal years ended April 30, 2021 and 2020, respectively. As of July 31, 2021 and April 30, 2021, we had an accumulated deficit of $183.2 million and $170.1 million, respectively. For the three months ended July 31, 2021 and 2020, we generated negative operating cash flows of $11.5 million and $6.3 million, respectively. For the fiscal years ended April 30, 2021 and 2020, we generated negative operating cash flows of $29.9 million and $30.3 million, respectively.

We have concluded that our history of continued operating losses and accumulated deficit raise substantial doubt about our ability to continue as a going concern. See Note 1 to our condensed consolidated financial statements for the three months ended July 31, 2021 and 2020 and Note 1 to our consolidated financial statements for the fiscal years ended April 30, 2021 and 2020 included elsewhere in this prospectus for additional information on our assessment. Similarly, our independent registered public accounting firm included an explanatory paragraph in its report on our consolidated financial statements as of and for the fiscal years ended April 30, 2021 and 2020 included elsewhere in this prospectus, describing the existence of substantial doubt about our ability to continue as a going concern. However, based on our current planned operations, we expect that our cash and cash equivalents, together with the expected revenue generated from sales of our ASSURE System and the anticipated proceeds of this offering, will enable us to fund our operating expenses for at least                months following the date of this offering. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect.

Liquidity and Capital Resources

Since our inception, we have incurred significant operating losses and negative cash flows driven by substantial research and development costs and the fact that we have yet to commence commercialization of our ASSURE System. Our operations have focused on developing our product, establishing our intellectual property portfolio, initiating steps to bring our product to market and staffing our company. Our primary use of cash has been to fund operating expenses, which is comprised of research and development costs and, to a lesser extent, selling, general and administrative expenses. Cash used to fund our operating expenses is impacted by the timing of when we pay for such expenses.

We obtained the PMA from the FDA on July 27, 2021 and expect to begin commercialization of our ASSURE System and generating revenue during fiscal year 2022. We will continue to scale and fund the business and therefore expect operating losses to continue.

From our inception through July 31, 2021, our operations have primarily been funded by proceeds from our capital contributions made by West Affum LP, our direct parent prior to the Organizational Transactions, and borrowings under our KLIM Facility as described under “Description of Certain Indebtedness,” our consolidated financial statements and our condensed consolidated financial statements included elsewhere in this prospectus. As of July 31, 2021 and April 30, 2021, we had $21.0 million and $20.2 million outstanding under our KLIM Facility, respectively.

In the fiscal year ended April 30, 2021, we received $30.3 million in capital contributions from West Affum LP, $0.3 million of which were capital contributions to West Affum LP from certain team members and other minority investors of our company. In the fiscal year ended April 30, 2020, we received $30.4 million in capital contributions from West Affum LP, $0.4 million of which were capital contributions to West Affum LP from certain team members and other minority investors of our company. As of April 30, 2021 and 2020, we had cash and cash equivalents and restricted cash balances of $24.9 million and $6.3 million and an accumulated deficit of $170.1 million and $136.0 million, respectively.

In the three months ended July 31, 2021, we received $0.2 million in capital contributions from West Affum LP. In the three months ended July 31, 2020, we received $5.1 million in capital contributions from West Affum LP. Capital contributions were recognized as additional paid-in capital. Other than the capital contributions from West Affum LP, we have not sold any common stock since our inception. As of July 31, 2021, we had cash and cash equivalents and restricted cash balances of $11.6 million and an accumulated deficit of $183.2 million. Subsequent to the three months ended July 31, 2021, we received $20.0 million in capital contributions from West Affum L.P. in September 2021.

We will be required to raise additional capital in order to be able to continue as a going concern. See “—Going Concern.” If sufficient funds on acceptable terms are not available when needed, we could be required to significantly reduce our operating expenses and delay, reduce the scope of or eliminate one or more of our development programs. Failure to manage discretionary spending or raise additional financing, as needed, may adversely impact our ability to achieve our intended business objectives.

Long-Term Debt

On September 24, 2020, we entered into the KLIM Facility providing for aggregate borrowings of up to $50.0 million. Available commitments under our KLIM Facility may be drawn in up to three tranches, which are subject to the Company achieving certain funding, regulatory or revenue milestones as defined in the KLIM Facility, with $20.0 million available in the first tranche and $15.0 million available in each of the second and third tranches.

Upon the draw of each tranche under the KLIM Facility, the Company will issue warrants to Kennedy Lewis Management LP to purchase common units of West Affum LP equal to 1.0% of the fully diluted common equity ownership of West Affum LP, measured at the date of the initial draw under the loan, with a strike price equal to the most recent equity offering by West Affum LP prior to the issuance of the warrants. See “Description of Share Capital—Warrant Agreement.” The KLIM Facility itself does not result in an obligation for us to issue warrants.

All outstanding tranches under the KLIM Facility will mature on September 24, 2025 and have interest-only payments through maturity. The principal amount is due upon maturity and may be prepaid in whole or in part subject to certain prepayment penalties as defined in the KLIM Facility.

We may use the borrowings under the KLIM Facility solely for working capital and to fund our general business requirements. Our obligations under the KLIM Facility are secured by a first priority security interest in substantially all of our current and future assets. While any amounts are outstanding under the KLIM Facility, we are subject to a number of affirmative and negative covenants, including covenants regarding dispositions of property, business combinations or acquisitions, among other customary covenants. Upon achievement of certain regulatory milestones and receipt of FDA premarket approval of our ASSURE System, we must meet a quarterly revenue target beginning with the fiscal quarter ending on July 31, 2022. We are also required to maintain a minimum unrestricted cash balance of $1.5 million throughout the life of the KLIM Facility. As of July 31, 2021, we are compliant with all covenants under the KLIM Facility.

On December 28, 2020, we drew the first tranche of the KLIM Facility in the amount of $20.0 million. For further information, see “Description of Certain Indebtedness.”

Cash Flows

The following table shows our cash flows from operating activities, investing activities and financing activities for the periods indicated:

	Three Months Ended July 31,		Fiscal Year Ended April 30,
(in thousands)	2021	2020	2021	2020
Net cash used in operating activities	$(11,519)	$(6,299)	$(29,895)	$(30,293)
Net cash used in investing activities	(1,841)	(60)	(334)	(232)
Net cash provided by financing activities	101	5,060	48,815	30,239

Increase (decrease) in cash and restricted cash	$(13,259)	$(1,299)	$18,586	$(286)

Cash Flows from Operating Activities

During the three months ended July 31, 2021, cash used in operating activities was $11.5 million, primarily impacted by a net loss of $13.1 million and $2.0 million in non-cash charges. This was partially offset by a net decrease in our operating assets and liabilities of $0.4 million. During the three months ended July 31, 2020, cash used in operating activities was $6.3 million, primarily impacted by a net loss of $8.0 million and $1.2 million in non-cash charges. This was partially offset by a net increase in our operating assets and liabilities of $0.5 million.

For the fiscal year ended April 30, 2021, cash used in operating activities was $29.9 million, which primarily consisted of a net loss of $34.1 million, offset by a net increase of $4.2 million in non-cash charges. The non-cash charges primarily consisted of stock-based compensation expense of $1.9 million, conversion of accrued interest related to our KLIM Facility to long-term liabilities of $1.0 million, right-of-use asset amortization of $0.7 million, depreciation expense of $0.4 million and amortization of debt issuance costs of $0.2 million. The net change in our operating assets and liabilities was offset by the net change in our operating liabilities, which consisted of increases in prepaid expenses of $1.4 million related to prepayments for commercial materials and software licenses and fees, increases in accrued liabilities of $1.9 million driven by increases in accrued compensation due to a higher number of team members, lease repayments of $0.6 million attributable to our office lease and decreases in other long-term assets of $0.1 million.

For the fiscal year ended April 30, 2020, cash used in operating activities was $30.3 million, which primarily consisted of a net loss of $29.5 million and a net decrease of $2.0 million in operating assets and liabilities, offset by a net increase of $1.2 million in non-cash charges. The net decrease in our operating assets and liabilities was primarily due to decreases in accounts payable of $0.8 million and accrued liabilities of $0.8 million, lease repayments of $0.7 million attributable to our office leases and decreases in prepaid expenses and other current assets of $0.2 million. The non-cash charges primarily consisted of $0.5 million of depreciation expense and $0.7 million amortization of the right-of-use assets related to two office leases.

Cash Flows from Investing Activities

During the three months ended July 31, 2021, cash used in investing activities was $1.8 million, primarily driven by deposits for property and equipment of $1.8 million. During the three months ended July 31,

2020, cash used in investing activities was $60,000, primarily driven by purchases of property and equipment of $60,000.

For the fiscal year ended April 30, 2021, cash used in investing activities was $0.3 million, which consisted of cash used for purchases of property and equipment such as computer hardware, test equipment for our clinical trials and other research and development activities and leasehold improvements.

For the fiscal year ended April 30, 2020, cash used in investing activities was $0.2 million, which consisted of cash used for purchases of property and equipment such as computer hardware, test equipment for our clinical trials and other research and development activities and leasehold improvements.

Cash Flows from Financing Activities

During the three months ended July 31, 2021, cash provided by financing activities was $0.1 million, primarily driven by proceeds from capital contributions of $0.2 million offset by $56,000 of payments on behalf of West Affum LP and its general partner. During the three months ended July 31, 2020, cash provided by financing activities was $5.1 million primarily driven by capital contributions of $5.1 million, offset by $9,000 of payment on behalf of West Affum LP and its general partner.

For the fiscal year ended April 30, 2021, cash provided by financing activities was $48.8 million, which primarily consisted of $30.3 million in proceeds from capital contributions from West Affum LP and $20.0 million received from the initial drawdown under our KLIM Facility. The increase in cash provided by financing activities was offset by payment of debt issuance costs of $1.3 million and payment on behalf of West Affum LP and its general partner, West Affum Holdings GP, of $0.2 million.

For the fiscal year ended April 30, 2020, cash provided by financing activities was $30.2 million, which primarily consisted of proceeds from capital contributions from West Affum LP of $30.4 million, which were partially offset by payments on behalf of West Affum LP of $0.2 million. We categorize administrative costs paid on behalf of West Affum LP as deemed dividend payments.

Off-Balance Sheet Arrangements

As of July 31, 2021, we had an irrevocable standby letter of credit issued by Silicon Valley Bank in the amount of $0.5 million related to our office lease. We did not have any other obligations, assets or liabilities that would be considered off-balance sheet arrangements. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or entered into any non-financial agreements involving assets.

Critical Accounting Policies and Significant Management Estimates

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States. The preparation of consolidated financial statements also requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, costs and expenses and related disclosures. We base our estimates on historical experience, known trends and events and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are described in more detail in the notes to our audited consolidated financial statements and included elsewhere in this prospectus, we believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates. As we recently received our PMA for and are in the process of launching our ASSURE System, we expect to begin generating revenue from our ASSURE System during our 2022 fiscal year. Please see “—Key Components of our Results of Operations—Revenue” for a discussion of the revenue recognition polices we expect to apply once we begin to generate revenue.

Impairment of Long-Lived Assets

The Company’s long-lived assets consist of property and equipment, which includes leasehold improvements and right-of-use assets. Long-lived assets are reviewed for potential impairment at such time that events or changes in circumstances indicate that the carrying amount of an asset might not be recovered. When evaluating long-lived assets for potential impairment, the Company will first compare the carrying amount of the assets to future undiscounted cash flows expected to result from the use of the assets, including cash flows from disposition. If the estimated future cash flows are less than the carrying amounts of the assets, an impairment loss is recognized and measured based upon the excess of the carrying value of the asset over its estimated fair value. There were no impairments of long-lived assets during the three months ended July 31, 2021 and 2020 and the fiscal years ended April 30, 2021 and 2020.

Stock-Based Compensation

Stock-based compensation expense related to equity incentive units of West Affum LP is measured at the grant date based on the fair value of the award. Stock-based compensation expense related to awards with performance conditions is recognized when the occurrence of those performance conditions are probable of being met. The Company uses the Black-Scholes option pricing model to determine the fair value of incentive units. Forfeitures are recognized as they occur.

The Black Scholes option pricing model requires the use of subjective assumptions to determine the fair value of stock-based awards. These assumptions include:

•

Fair value of common units. The fair value of common units is determined by our Board of Directors as of the date of award grant, with input from management, considering contemporaneous independent third-party valuations of common shares, and our Board of Directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant.

•	Expected term. Expected term represents the period that stock-based awards are expected to be outstanding. The expected term for incentive units is the expected time to liquidity.

•

Expected volatility. Since we have been a privately held company and do not have any trading history for our common shares, the expected volatility is estimated based on the average volatility for comparable publicly traded medtech companies over a period equal to the expected term. The comparable companies were chosen based on their similar size, stage in the life cycle or area of specialty. We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our own share price becomes available.

•	Expected dividend. We have never paid dividends on our common shares and have no plans to pay dividends on our common shares. Therefore, we used an expected dividend yield of zero.

•	Discount for lack of marketability We applied a discount rate for lack of marketability, which is the average rate based on the expected term and expected volatility.

Warrant Liability

Our warrant liability relates to the fair value of warrants issued to Kennedy Lewis Management LP in connection with the draw of the first tranche under the KLIM Facility to purchase common units of West Affum LP and is included in other long-term liabilities on the consolidated balance sheet. The warrant liability is based on significant inputs not observable in the market, which represent a Level 3 measurement within the fair value hierarchy. We determined fair value of the warrant liability utilizing the Black Scholes option pricing model, which incorporates the same assumptions and estimates used in determining the fair value of stock-based compensation awards discussed above and in our consolidated financial statements and our condensed consolidated financial statements included elsewhere in this prospectus.

Income Taxes

We account for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the net deferred tax assets will not be realized.

We recognize the effect of income tax positions only if those positions are more likely than not of being sustained upon an audit. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being recognized. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates.

Interest Rate Risk

We had cash, cash equivalents and restricted cash balances of $11.6 million as of July 31, 2021 and $24.9 million and $6.3 million as of April 30, 2021 and 2020, respectively. Cash consists of deposits with financial institutions. Interest income is sensitive to changes in the general level of interest rates; however, our exposure to interest rate risk is not significant, and a hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our consolidated financial statements and our condensed consolidated financial statements included elsewhere in this prospectus. We do not enter into investments for trading or speculative purposes.

We are subject to interest rate risk under our KLIM Facility All amounts outstanding under the KLIM Facility accrue interest at the applicable rate, which is defined by the KLIM Facility as a per annum rate of interest equal to (a) 14.5% at all times prior to obtaining a PMA for our ASSURE System and (b) 12.5% at all times on and after obtaining a PMA for our ASSURE System; provided that, in each case, if any violation of defined revenue targets has occurred and is continuing, the applicable interest rate shall increase by 1.0%. As of July 31, 2021, our borrowings under the KLIM Facility incurred interest at a rate of 12.5%, and we were in compliance with all covenants under our KLIM Facility. Our exposure to interest rate risk is not significant, and a hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our consolidated financial statements and our condensed consolidated financial statements included elsewhere in this prospectus.

Concentrations of Credit Risk

We are subject to credit risk from cash balances we maintain that are in excess of federal depository insurance limits of $250,000 and certain cash balances in accounts located in the Cayman Islands which are not insured. As of July 31, 2021, we maintained cash, cash equivalents and restricted cash balances of $11.6 million, $5.7 million of which was in accounts located in the Cayman Islands. As of April 30, 2021, we maintained cash, cash equivalents and restricted cash balances of $24.9 million, $21.6 million of which was in accounts located in the Cayman Islands. As of April 30, 2020, we maintained cash, cash equivalents and restricted cash balances of $6.3 million, with $0.4 million in accounts located in the Cayman Islands. Cash, cash equivalents and restricted cash balances as of July 31, 2021 and as of April 30, 2021 and 2020 were in excess of federal depository insurance limits. We have not experienced any losses in such accounts as of the date of this prospectus, and we believe that we are not exposed to significant credit risk on our cash balances.

Inflation Risk

Our consolidated results of operations and financial condition are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe the effects of inflation, if any, on our results of operations and financial condition have been immaterial.

Emerging Growth Company and Smaller Reporting Company Status

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act. Pursuant to the JOBS Act, an emerging growth company is provided the option to adopt new or revised accounting standards that may be issued by the Financial Accounting Standards Board or the SEC either (i) within the same periods as those otherwise applicable to non-emerging growth companies or (ii) within the same time periods as private companies. We have elected to take advantage of the exemption for complying with new or revised accounting standards within the same time periods as private companies. Accordingly, the information contained herein may be different than the information you receive from other public companies.

We also intend to take advantage of some of the reduced regulatory and reporting requirements of emerging growth companies pursuant to the JOBS Act so long as we qualify as an emerging growth company, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, and reduced disclosure obligations regarding executive compensation.

We are also a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Exchange Act. We may continue to be a smaller reporting company for so long as either (1) the market value of our common shares held by non-affiliates is less than $250 million as of the last business day of our most recently completed second fiscal quarter or (2) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our common shares held by non-affiliates is less than $700 million as of the last business day of our most recently completed second quarter. Any loss of our status as a smaller reporting company takes effect in the first quarter after the fiscal year in which we cease to qualify as a smaller reporting company. To the extent that we continue to qualify as a smaller reporting company at the time we cease to qualify as an emerging growth company, we will continue to be permitted to make certain reduced disclosures in our periodic reports and other documents that we file with the SEC. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

Recent Accounting Pronouncements

A discussion of recently-adopted and recently-issued accounting pronouncements applicable to our company is provided in our consolidated financial statements for the fiscal years ended April 30, 2021 and 2020 and our condensed consolidated financial statements for the three months ended July 31, 2021 and 2020 included elsewhere in this prospectus and under “—Critical Accounting Policies and Significant Management Estimates.”

BUSINESS

Overview

We are a commercial-stage medical technology and digital health company focused on the development and commercialization of innovative, intuitive solutions to protect patients who are at risk of suffering life-threatening cardiac events. Our initial product, our ASSURE System, which received its PMA from the FDA on July 27, 2021, protects patients who are at risk for SCA. Our ASSURE System includes a WCD that monitors and manages at-risk patients, and if needed, delivers a shock to return the patient’s heart to a normal rhythm and is combined with a proprietary digital healthcare platform. We believe our ASSURE System offers significant clinical and functional advantages to the only other commercially available WCD, including the potential for improved patient compliance and user experience driven by a reduction in false alarms, enhanced comfort and improved wearability. Our ASSURE System, which offers integrated sensing and autonomous diagnosis and therapy, is accompanied by an integrated digital healthcare platform, with remote patient monitoring and mobile connectivity specifically designed to improve physician oversight of at-risk cardiac patients. Although the global WCD market has been served by a single participant for approximately 20 years, we believe our ASSURE System has the potential to disrupt and grow the market, which we expect to be approximately $1 billion in 2022.

The AHA estimates that SCAs cause approximately 475,000 deaths per year, making them the third leading cause of death in the United States. SCA is an abrupt cessation of the normal heartbeat that is triggered by an electrical malfunction in the heart, typically caused by ventricular arrhythmias, leading to a loss of consciousness and potentially death within minutes if not treated. According to the AHA, in many cases of SCA early defibrillation is the only way to restore a victim’s heart rhythm to normal. Each minute of delay in returning the heart to its normal rhythm decreases the patient’s chance of survival by 7% to 10%. As even high performing EMS average a time to shock from 911 emergency dispatch of 8 to 12 minutes, this leads to very low survivability. The most common location of an SCA in adults is at a home or residence, representing approximately 70% of SCAs. Of those SCAs that occur at home or at a residence, approximately 50% are unwitnessed.

Each year in the United States, there are approximately 1.8 million people who experience a serious cardiac event such as a heart attack, known as a myocardial infarction (“MI”), or heart failure, known as non-ischemic cardiomyopathy (“NICM”). According to the AHA’s Heart Disease and Stroke Statistics Update, this includes approximately 800,000 patients with new or recurrent MIs and approximately 1 million patients with NICM. Of these patients, approximately 40% have low LVEFs, meaning that they have reduced cardiac output. This equates to about 720,000 patients with low LVEF in the United States annually. In addition, there are around 10,000 to 15,000 patients annually who have an ICD or an ICD lead explant because of infection, delay or contraindication for an ICD implant, or who require a bridge to a heart transplant.

We believe that this total of approximately 740,000 annual new cardiac patients comprises the U.S. total addressable market (“TAM”) for WCDs - the complete set of patients who are eligible for temporary use of a WCD. Of those 740,000 new cardiac patients, we believe that approximately 45% of the patients will be reimbursed by Medicare for their use of WCDs at a monthly reimbursement rate of approximately $2,712 per patient per month, based on the current average Medicare reimbursement rate for WCDs as published in the CMS’ DMEPOS Fee Schedule. We estimate that the remaining patients will be reimbursed for their use of WCDs by private health insurers at an average reimbursement rate of approximately $2,806 per patient per month, based on information received from a study by the IBM Watson group, funded by Kestra Medical Technologies. At an average patient wear-time of 2.8 months, the U.S. TAM for WCDs has a total value of approximately $6 billion across both patients covered by Medicare and patients covered by private health insurers.

However, as demonstrated by the commercialization of other similar medical devices, there are a number of barriers to capturing the entire market of eligible patients for medical devices. In the ICD industry, for example, ICDs are only sold to 40-50% of eligible patients after more than 20 years since the initial commercialization of ICDs. There are numerous reasons why eligible patients do not receive a WCD, including, but not limited to, the following factors: lack of physician support; patient refusal; reduced cognitive capability, including as a result of Alzheimer’s or other mental health issues; reduced physical capability, including as a result of severe arthritis, difficulty hearing or seeing; drug addiction; homelessness; being discharged to a skilled nursing facility (“SNF”); and other co-morbidities. We have used the commercialization experience of the ICD industry as a proxy and believe that approximately 50% of the U.S. TAM for WCDs is a reasonable estimate of our near-term achievable market. Accordingly, for at least the next five years, we estimate the near-term achievable market to be about 370,000 patients annually, or $3 billion, in the United States. Based on the trends in the growth of WCD prescriptions in recent years, we estimate that there will be 113,000 WCD patients in the United States in 2022, which represents approximately 30% of our near-term achievable market. We believe there are several factors that could increase market penetration and expand our near-term achievable market, including, but not limited to, the following factors: new WCD product options that are more wearable, easier to use, and provide better data; additional successful clinical studies; the support of medical societies such as the Heart Rhythm Society (“HRS”), AHA and the American College of Cardiology; and higher class recommendations for WCD use in the AHA/HRS Guidelines.

Additionally, according to the European Cardiovascular Disease Statistics, there are approximately 3 million new cardiac patients every year in select international markets with a recent MI or NICM diagnosis or who have recently undergone a PCI procedure. We believe that approximately 1.2 million of these new cardiac patients also suffer from low LVEF and would benefit from a WCD.

WCDs are a recommended treatment for monitoring and protecting patients with low LVEF who are at an elevated risk of suffering an SCA until their LVEF improves, an ICD is implanted or they receive a heart transplant or Left Ventricular Assist Device (“LVAD”) implant. A WCD is a wearable, non-invasive, monitor and external defibrillator that is used as the recommended treatment for monitoring and protecting these patients until their LVEF improves. WCDs continuously monitor a patient’s heart rhythm. If a potentially life-threatening arrhythmia is detected, the WCD first alarms the patient and then administers a shock in order to return the patient’s heart rhythm to normal. ZOLL’s LifeVest WCD, the only other commercially available WCD, was approved by the FDA in 2001. Registry studies have shown improved survival rates for SCA patients wearing a WCD. However, despite the effective treatment WCDs offer, they face limitations, primarily due to low patient compliance. Commonly cited reasons for patients failing to use the only other commercially available WCD on a regular basis include: false alarm frequency, low comfort and unisex-only-garments. Patients who choose not to wear a WCD due to these limitations may instead choose to purchase an AED to keep at home, carry in their car or keep on their person, or continue without protection. These non-WCD alternatives face significant limitations given they cannot protect against the high percentage of unwitnessed SCA events and require an AED to be accessible within minutes and the assistance of a trained operator.

Our ASSURE System includes several wearable components and patient accessories. The wearable components include the SensorFit Garment, monitor and therapy cable. The SensorFit Garment is a breathable, lightweight fabric garment with embedded sensors used to capture high-fidelity ECG signals from the patient. The monitor includes a rechargeable battery and the electronic components used to control the overall system and provide defibrillation therapy. The therapy cable connects the garment to the monitor and also includes defibrillation pads and the HeartPoint Alert Button, which allows patients to check the device’s status and divert shocks via a convenient location on the body. Patient accessories include the battery charger and carry pack. Another part of the Kestra solution is the ASSURE Patient App. The ASSURE Patient App is a convenient smartphone application, which transmits data to care teams automatically at certain time intervals or when a patient chooses to transmit and allows patients to track their physical activity and wear time, watch educational videos and, access the ASSURE user manual which includes troubleshooting assistance.

Additional tools are supplied to providers and patient care specialists to assist with patient fitting and assessing patient status, including the KESTRA CARESTATION remote patient data platform and tablet. The KESTRA CARESTATION remote patient data platform is a cloud-based remote monitoring platform which summarizes relevant data for physicians, allowing them to conveniently track patient progress and receive custom configured notifications. The tablet is a tool used by patient care specialists which wirelessly connects to our ASSURE System in order to program the device and assist with patient training.

We believe that our ASSURE System can provide an improved, safe and effective solution for patients at risk for SCA. Our ASSURE System was designed to maximize patient comfort and compliance and to address barriers to patient acceptance of the only other commercially available WCD. Our ASSURE System is indicated and FDA-approved for adult patients who are at risk for SCA and are not candidates for, or refuse, an ICD. We believe our ASSURE System provides the following benefits:

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Safety and effectiveness. Data from pre-clinical and clinical studies to date have demonstrated that our ASSURE System provides accurate ventricular tachyarrhythmia detection and high conversion effectiveness of induced ventricular tachyarrhythmias.

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Significantly fewer false alarms. The ACE-DETECT clinical trial calculated one false alarm every 1,333 days. In contrast, the false alarm rate of ZOLL’s LifeVest WCD is one every 3.4 days, as reported in the 2016 ZOLL LifeVest WCD 4000 operating manual.

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Integrated digital solution provides connectivity for patients and clarity for prescribers. The ASSURE Patient App transmits data, automatically at certain time intervals or when a patient chooses to transmit data, from the monitor to the KESTRA CARESTATION remote patient data platform, where providers can review recorded arrhythmias and trends in physiologic data. The ASSURE Patient App also communicates important compliance and activity data directly to the patient.

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Modern design to improve comfort and compliance. The design of our ASSURE System incorporates advancements in electronics, mobile technology, signal processing techniques and textiles. Refinements were based on feedback from more than 200 subjects over a series of clinical trials and human factors studies that tested the usability of our ASSURE System. Out of the 130 patients who participated in our ACE-DETECT clinical trial, 21 patients had previously worn ZOLL’s LifeVest WCD and 76% of that subset of patients reported that our ASSURE System was easier to use and more comfortable.

We have completed two pivotal clinical studies, ACE-DETECT and ACE-CONVERT, which have generated results which demonstrated the safety and effectiveness of our ASSURE System for the treatment of patients at risk for SCA and served as the basis for approval of our PMA application by the FDA on July 27, 2021. We are committed to continuing to develop clinical evidence to further demonstrate the safety and effectiveness of our product and plan to enroll patients into our ASSURE Registry, which will also serve as the basis for our post-market surveillance study. We believe this effort will generate a robust cadence of publications, continue to increase awareness of WCDs as a proven therapy for at-risk cardiac patients and further demonstrate the clinical differentiation of our ASSURE System. However, there can be no assurance that the post-market surveillance studies and other clinical studies we may conduct in the future, or those conducted by our competitors, academics, physicians, healthcare organizations or other third parties, will produce results that are consistent with the clinical evidence we have collected to date. If any such studies yield results that are not as favorable as the findings from our previous clinical studies, market and clinical acceptance of our ASSURE System may be negatively impacted, which could in turn impede the commercialization of our ASSURE System.

We have been issued a Medicare Provider Number by the CMS, which enables us to bill Medicare for reimbursement for our ASSURE System as an accredited DME Supplier. We expect to derive nearly all of our revenue from the rental of our ASSURE System to patients and the direct billing of various third-party payors, including Medicare, Medicaid, private insurance companies, health maintenance organizations and other healthcare-related organizations. As WCD therapy has existed for approximately 20 years in the United States, reimbursement codes and payments are well-established, and WCDs are covered by Medicare, Medicaid and many private payors.

We developed our commercial strategy and built our direct sales force to primarily target general cardiologists, interventional cardiologists and cardiac electrophysiologists across the United States, who represent the primary specialists managing the care of patients at risk of suffering from SCA. We estimate that approximately 82% of U.S. WCD prescription volume is generated by less than 31% of prescribers. In the United States, as of July 31, 2021, our sales, marketing and field clinical organizations consisted of 30 personnel. Our regional sales leaders and sales territory managers are responsible for developing sales territory business plans, targeting and opening new accounts, and driving adoption of our ASSURE System. They also support the training and proper use of our ASSURE System and provide consultative support for patient selection. As we continue to grow the size of our U.S. sales organization, we expect to add a strategic mix of regional sales leaders and sales territory managers with strong sales backgrounds and experience in cardiac rhythm management and DME medical equipment sales and who possess extensive knowledge of cardiology and electrophysiology practices. We also plan to partner, hire or contract with a separate network of patient care specialists to assist with fitting and training patients.

As we recently received our PMA for and are in the process of launching our ASSURE System, we expect to continue to devote substantial resources into building out our sales force and other capabilities and infrastructure necessary for the commercialization of our ASSURE System. Our operations to date have been focused on research and development activities and other preparations for the commercialization of our ASSURE System. As such, we have a limited operating history and we have incurred net losses since our inception in 2014. There is no assurance as to when, or if, we will be able achieve the large-scale commercialization of our ASSURE System or other products we may develop in the future. Our ability to supply our ASSURE System and other products we may develop in the future on a scale that is commercially successful and meets clinical needs will depend on a number of factors, many of which may be beyond our control. Such factors include, but are not limited to, the responses of our primary competitor, ZOLL, or other competitors that may emerge in the future; our ability to achieve market and clinical acceptance of our ASSURE System and other products we may develop in the future; our ability to obtain and maintain necessary regulatory approvals; our ability to obtain sufficient and timely supplies of components required to manufacture our products; and our ability to expand and protect our intellectual properties and technologies. Moreover, we have incurred, and expect to continue to incur, substantial expenses in connection with research and development activities, pre-clinical and clinical trials and preparations for the commercialization of our ASSURE System and other products we may develop in the future. To date, we have funded such expenses, in part, from borrowings under our KLIM Facility and we may be required to obtain additional debt financing as we continue to expand our operations. As of July 31, 2021, we had an aggregate principal amount of $21.0 million outstanding under our KLIM Facility at an interest rate of 12.5% per annum. In each of the three months ended July 31, 2021 and the fiscal year ended April 30, 2021, we did not make any principal payments under our KLIM Facility. For additional information on our indebtedness, see “Risk Factors—Risks Related to Our Business—We have a significant amount of debt, which may affect our ability to operate our business and secure additional financing in the future” and “Description of Certain Indebtedness.”

Our Success Factors

We believe that the continued growth of our company will be driven by the following success factors:

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Large and growing WCD market with established, stable reimbursement coverage and a single competitor. Over the past 20 years, the use of WCDs to protect patients at risk of suffering from SCA has become a well-established clinical option among cardiology professionals. Prior to our ASSURE System’s PMA from the FDA on July 27, 2021, ZOLL’s LifeVest WCD had been the only FDA approved WCD and had been used to treat more than 800,000 patients globally over the last 20 years. Between 2015 and 2019, the global market for WCDs grew at a compound annual growth rate (“CAGR”) of approximately 7% and we believe that there will be approximately 130,000 patients worldwide using WCDs in 2022, generating global revenues of approximately $1 billion by the end of 2022. We estimate that the near-term achievable market for WCDs in the

United States as of 2021 in the next 5 years is approximately $3 billion, representing approximately one-half of the U.S. TAM market opportunity, and is approximately 23% penetrated based on the number of patients using WCDs in the United States at the end of 2020. We define market penetration as the percentage of patients who are eligible to be treated with and will use a WCD in a given year. Since the therapy has existed for approximately 20 years, reimbursement codes are well-established, payment rates have been very stable and coverage is generally provided by most major U.S. insurers. We believe the introduction of our new and highly differentiated WCD solution will drive further penetration of the market and also accelerate market growth. See “—Our Market” for an explanation of how we calculate our U.S. TAM and our near-term achievable market.

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Significant competitive differentiation and functional benefits for patients, providers and payors. We believe that our ASSURE System’s innovative and proprietary design offers significant clinical and functional advantages. Our ASSURE System was designed to support high patient wear-time compliance, driven by a reduction in false alarms, greater comfort and ease of use, and interactive patient engagement. According to data from the Prospective Registry of Patients Using the Wearable Defibrillator (WEARIT-II) Registry, 30% of cardiac patients are female. We believe that our gender tailored garments, flexible therapy pads and cushioned, integrated sensors offer users higher levels of comfort than the alternative product. The HeartPoint Alert Button allows patients to hear, feel and respond to alarm signals and check the device’s status from an intuitive, easy to access location. In addition, based on our clinical trials, our ASSURE System has a low rate of false alarms, which we believe will lower patient anxiety, improve patient satisfaction and reduce unnecessary calls to prescribing clinicians. Our cloud-based remote monitoring platform, KESTRA CARESTATION, summarizes relevant data for physicians, allowing them to conveniently track patient progress and receive custom configured notifications. Furthermore, our mobile application automatically tracks patient data, allowing for pre-emptive physician intervention and increased patient engagement to drive higher patient compliance.

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Strong body of clinical data demonstrating the safety and efficacy of our ASSURE System. The benefits of our ASSURE System have been supported by over 140 patients enrolled across our multi-center clinical trials that demonstrated the system’s safety and effectiveness. Our ACE-DETECT pivotal study evaluated 130 patients wearing our ASSURE System, who were at risk for SCA and had an ICD implanted, for ambulatory detection performance and safety. Over a 30 to 35 day period, patients experienced significantly lower false alarm rates (calculated to be one every 1,333 days versus one every 3.4 days for ZOLL’s LifeVest WCD as reported in the 2016 ZOLL LifeVest WCD 4000 operating manual) and our ASSURE System detected 100% of the ventricular tachycardia and ventricular fibrillation events experienced by the patients other than those that were below the programmable ventricular tachycardia threshold or occurred when our ASSURE System was not worn. We believe our ASSURE System’s low false alarm rate will lead to improved patient compliance. Our second study, ACE-CONVERT, evaluated ventricular tachycardia and ventricular fibrillation conversion efficacy in 13 adult human subjects using our ASSURE System. The cumulative first and second shock conversion efficacy was 100%, which was above the pre-specified performance goal of 94%. A subset of 21 patients out of the 130 patients who participated in our ACE-DETECT clinical trial had previous experiences wearing ZOLL’s LifeVest WCD. We surveyed these patients and 76% of them reported that our ASSURE System was easier to use and more comfortable than ZOLL’s LifeVest WCD. Additionally, most patients (94.6%) who participated in our ACE-DETECT trial had a median daily wear time of at least 22.0 hours. We believe that the favorable clinical data we have collected to date indicates that our ASSURE System has a significant competitive advantage in terms of wearability and usability and provides support for its increased adoption. However, our findings are based on the clinical trials we have completed thus far and may change as we enroll patients into our ASSURE Registry and engage in post-market surveillance studies to evaluate the relative benefits and disadvantages of our ASSURE System over ZOLL’s LifeVest WCD.

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Connected digital healthcare platform driving patient engagement and optimizing physician workflow. The Kestra solution includes a digital healthcare platform and mobile connectivity specifically designed to address a wide array of physician and patient needs. The ASSURE Patient App’s data transfer function allows patients to push a button to initiate data transfer at any time, for example, to a healthcare provider, and also automatically transmits data to care teams at certain time intervals. For the patient, the ASSURE Patient App provides troubleshooting assistance and enables patients to participate in their own recovery via tracking of physical activity and system wear time compliance versus physician set targets. The KESTRA CARESTATION fits into existing device clinic workflows, providing the ability to review detected episodes, usage or steps trends and can generate patient reports that provide insight into the patient’s condition throughout the prescription period. The KESTRA CARESTATION also allows clinicians to set up pre-determined alerts for when a patient has not been wearing their device for a certain period of time or has a cardiac arrhythmia. We believe these features will drive increased patient engagement and provide better data sets for physicians to proactively address problems and improve outcomes.

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A deeper understanding of our target market and prescribing physicians. We formed our company by assembling an experienced team with significant, in-depth knowledge of our target market. From the outset, we spent significant time understanding the unmet needs of patients and physicians through field studies and early engagement of physicians and key opinion leaders. By utilizing this market knowledge, we have been able to navigate the development and regulatory requirements for our ASSURE System in an efficient manner. Separately, our market knowledge and access to data have provided insights enabling us to identify high-volume prescribers and potential “next adopters.” We believe that our approach to engagement across multiple constituents positions us to continue to drive increased awareness of and demand for our ASSURE System.

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Infrastructure established to support the cardiac patient continuum of care. Development of our ASSURE System has facilitated the build-out of the commercial, customer service, supply-chain and information technology infrastructure required to support scalable growth. Our company has built a commercial and service organization with deep experience in cardiology and DME product categories. We have also constructed a highly efficient and scalable supply chain that has been outsourced to experienced, top-tier medical technology suppliers. Our cloud-based IT infrastructure, which is fully integrated into our KESTRA CARESTATION remote monitoring platform and ASSURE Patient App, provides a differentiated digital cardiology platform.

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Accredited Durable Medical Equipment (DME) Supplier and Medicare Provider. We have been issued a Medicare Provider Number by the CMS, allowing us to bill Medicare for reimbursement for our ASSURE System as an accredited DME supplier. This provides us immediate access to approximately 45% of the WCD market, which is covered by Medicare. As an accredited DME supplier, we can directly bill Medicare as well as contracted private payors and patients for the use of our ASSURE System rather than relying on third-party intermediaries to distribute our products. This enables us to capture an incremental portion of the value chain and better control the full patient experience.

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Strong clinical and research and development capabilities and intellectual property portfolio. Innovation is at the core of our culture and our team of research and development professionals is committed to continually improving and evolving our ASSURE System. We have a strong patent portfolio to protect and assert our intellectual property and technology, with rights to 111 issued U.S. and foreign patents and 149 pending published and unpublished U.S. and foreign patent applications, as of the date of this prospectus. In addition, we believe that our trade secrets and PMA provide additional protections against competitors.

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Highly experienced management team with a track record of success. Our senior management team has over 300 years of combined experience in the external and internal cardiac medical device markets. Members of our team have worked at well-regarded medical technology companies such as Medtronic, Physio-Control Inc., Boston Scientific Corporation and Stryker Corporation and have a track record of successfully bringing products to market and significant expertise in development, regulatory approval and global commercialization activities.

Our Growth Strategies

Our mission is to provide innovative, intuitive solutions to protect and support at-risk patients. Key elements of our strategy to achieve this goal are:

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Expand our commercial infrastructure in the United States by scaling our direct sales and marketing teams. Our initial and primary focus is to continue to develop our commercial organization in the United States. As of July 31, 2021, our sales, marketing and field clinical organizations consisted of 30 personnel. We plan to significantly increase the size of our sales, marketing and field clinical organizations and enter new sales territories to pursue new account adoption, increase utilization of our ASSURE System and drive revenue growth. We believe that our expansion efforts will be bolstered by our significant reimbursement coverage.

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Promote awareness of our ASSURE System among healthcare providers to drive adoption by current non-prescribers. We intend to continue to promote awareness of our system through training and educating cardiologists, cardiac electrophysiologists, key opinion leaders from these disciplines and various medical societies on the benefits of our ASSURE System. In addition, we plan to continue building our clinical credibility by pursuing additional clinical studies (including the post-market clinical study we are required to undertake as a condition to our PMA), building our patient registry, publishing clinical data in various industry and scientific journals, presenting at various industry conferences and through clinical testimonials. We are creating a number of clinician advisory boards to solicit ongoing feedback from physicians and plan to form a speakers’ bureau to promote peer-to-peer education. As part of our awareness-building strategy, we are developing significant digital marketing capabilities, developing tools to reach clinicians and conducting virtual product demonstrations.

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Expand market access through increased coverage contracts and in-network arrangements with commercial payors. Our Medicare Provider Number allows us to bill Medicare for our ASSURE System as an accredited DME supplier and have immediate access to approximately 45% of the WCD market. Separately, because WCD therapy has been widely used in patients for approximately 20 years in the United States, reimbursement rates are well-established and the product category is broadly covered by commercial payors in the United States. Since the WCD market has been controlled by one competitor for approximately 20 years, we believe that payors will work with us as we look to broaden coverage given our ability to offer their members meaningful benefits. Our market access team is actively engaging national and state level commercial payors to put contracts in place designed to increase and simplify access to our ASSURE System.

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Continue to introduce product and service offerings and pursue expanded indications across the patient care continuum. We are committed to ongoing research and development and intend to invest in our business to further improve our products, increase patient comfort and acceptance and enhance clinical outcomes. Additionally, we plan to leverage the ASSURE digital healthcare platform and the input of our key opinion leaders, providers and clinicians to address a broader range of patient needs and indications.

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Continue to invest in our digital healthcare platform, AI capabilities, deep learning algorithms and data management. The Kestra solution includes the ASSURE Patient App, KESTRA CARESTATION remote monitoring platform, Kestra’s customer-facing business systems, Kestra’s artificial intelligence-enabled data platform and the ASSURE Patient Registry. For the purpose of our PMA, our digital health platform is separate from our ASSURE System and is treated as a FDA Class I 510(k)—exempt device. Our solutions enhance physicians’ abilities to provide patient care by offering data transparency, reporting accuracy, diagnostic flexibility and workflow efficiencies. Our modern digital platform allows physicians to custom configure notification settings and to review reports either on-demand or as scheduled. Continuous improvement is imperative to the ongoing scalability and accuracy of our remote monitoring processes, reporting and overall physician and patient experience. We plan to collect and use data on high-risk cardiac patients with their consent in accordance with the HIPAA privacy rule, to create the ASSURE Patient Registry, which we will use to build out our clinical evidence. Over time, we believe we can leverage the aggregated and de-identified ASSURE Patient Registry data through our digital healthcare platform to enhance the value of our ASSURE System to payors, further develop the functionality of our ASSURE System, inform potential new market opportunities and continue to improve our patient and physician experiences.

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Expand the addressable market through pursuit of additional indications for use and improvements in wearability leading to longer WCD wear times. Through our robust data collection capability and patient registry, we intend to expand the market by pursuing additional indications for the use of our ASSURE System. We also aim to increase patient compliance through design and other feature improvements leading to longer WCD wear times. Patients on average wear WCDs for 2.8 months. This average includes noncompliant patients, eventual ICD recipients and those undergoing cardiac rehabilitation. Patients undergoing cardiac rehabilitation wear the device for a much longer time than others. We believe that pursuing a higher proportion of these rehabilitation patients and increasing compliance will allow us to raise the average wear time. Extending WCD wear times by even one month for non-ICD implant patients is expected to have a significant impact on the overall market size.

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Pursue expansion in international markets. SCA is a prevalent, devastating and costly condition worldwide, and we believe that there is an existing and growing opportunity for our ASSURE System outside the United States. After our initial focus on the market in the United States, our next priority is to pursue a CE mark for commercialization in Europe, obtain regulatory clearance for our product in Japan and subsequently build a presence in other international markets. Our quality management system has recently received ISO 13485 certification through our notified body, British Standards Institute.

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Leverage our GMR partnership to achieve scale and a strong patient experience. We plan to leverage our exclusive partnership with GMR, one of the world’s largest ambulance and patient transport companies, to achieve scale in the fitting and training of new patients for our ASSURE System. With over 60 call centers and more than 38,000 employees, Global Medical Response teams deliver compassionate, quality medical care across the nation and will partner with Kestra to deliver the patient experience.

Market Overview

Our Market

We believe our total addressable U.S. market consists of approximately 740,000 new cardiac patients in the United States who are at risk of suffering a SCA and are currently using or may in the future use WCDs. We believe this represents an approximately $6 billion addressable market in the United States, based on current Medicare and average private insurer reimbursement rates and an average patient wear-time of 2.8 months.

Each year in the United States, there are approximately 1.8 million people who experience a serious cardiac event such as a MI or a NICM. According to the AHA’s Heart Disease and Stroke Statistics Update, this includes approximately 800,000 patients with new or recurrent MIs and approximately 1 million patients with NICM. Of these patients, approximately 40% have low LVEFs, meaning that they have reduced cardiac output. This equates to about 720,000 patients with low LVEF in the United States annually. In addition, there are around 10,000 to 15,000 patients annually who have an ICD or an ICD lead explant because of infection, delay or contraindication for an ICD implant, or who require a bridge to a heart transplant.

We believe that this total of approximately 740,000 annual new cardiac patients comprises the U.S. total addressable market (“TAM”) for WCDs - the complete set of patients who are eligible for temporary use of a WCD. Of those 740,000 new cardiac patients, we believe that approximately 45% of the patients will be reimbursed by Medicare for their use of WCDs at a monthly reimbursement rate of approximately $2,712 per patient per month, based on the current average Medicare reimbursement rate for WCDs as published in the CMS’ DMEPOS Fee Schedule. We estimate that the remaining patients will be reimbursed for their use of WCDs by private health insurers at an average reimbursement rate of approximately $2,806 per patient per month, based on information received from a study by the IBM Watson group, funded by Kestra Medical Technologies. At an average patient wear-time of 2.8 months, the U.S. TAM for WCDs has a total value of approximately $6 billion across both patients covered by Medicare and patients covered by private health insurers.

However, as demonstrated by the commercialization of other similar medical devices, there are a number of barriers to capturing the entire market of eligible patients for medical devices. In the ICD industry, for example, ICDs are only sold to 40-50% of eligible patients after more than 20 years since the initial commercialization of ICDs. There are numerous reasons why eligible patients do not receive a WCD, including, but not limited to, the following factors: lack of physician support; patient refusal; reduced cognitive capability, including as a result of Alzheimer’s or other mental health issues; reduced physical capability, including as a result of severe arthritis, difficulty hearing or seeing; drug addiction; homelessness; being discharged to a skilled nursing facility (“SNF”); and other co-morbidities. We have used the commercialization experience of the ICD industry as a proxy and believe that approximately 50% of the U.S. TAM for WCDs is a reasonable estimate of our near-term achievable market. Accordingly, for at least the next five years, we estimate the near-term achievable market to be about 370,000 patients annually, or $3 billion, in the United States. Based on the trends in the growth of WCD prescriptions in recent years, we estimate that there will be 113,000 WCD patients in the United States in 2022, which represents approximately 30% of our near-term achievable market.

Additionally, according to the European Cardiovascular Disease Statistics, there are approximately 3 million new cardiac patients every year in select international markets with a recent MI or NICM diagnosis or who have recently undergone a PCI procedure. We believe that approximately 1.2 million of these new cardiac patients also suffer from low LVEF and would benefit from a WCD.

Between 2015 and 2019, the global market for WCDs grew at a CAGR of 7%. We believe that there will be approximately 130,000 patients worldwide using WCDs in 2022, generating global revenues of approximately $1 billion by the end of 2022, with approximately 87% of such patients being based in the United States. We define market penetration as the percentage of patients who are eligible to be treated with and will use a WCD in a given year. Based on the estimated 85,000 patients in the United States who were using WCDs by the end of 2020, our current U.S. TAM of 740,000 patients and our near-term U.S. achievable WCD market of 370,000 patients are approximately 12% and 23% penetrated, respectively. Based on the estimated 10,000 patients in select international markets who were using WCDs by the end of 2020, we believe that our international market of 1.2 million patients is currently less than 5% penetrated. We believe the global WCD market will continue to expand for the foreseeable future, primarily driven by increased awareness of WCDs and the introduction of our ASSURE System as a new more wearable solution. We believe that this represents a compelling opportunity for our ASSURE System to capture market share and further penetrate and grow the existing market. We believe there are several factors that could increase market penetration and expand our near-term achievable market, including, but not limited to, the following factors: new WCD product options that are more wearable, easier to use, and provide better data; additional successful clinical studies; the support of medical societies such as the Heart Rhythm Society (“HRS”), AHA and the American College of Cardiology; and higher class recommendations for WCD use in the AHA/HRS Guidelines. While we anticipate expanding into other geographic regions over time, we will initially focus on the United States due to the existing market size and our recent PMA.

The foregoing discussion of our estimated total addressable market and near-term achievable market are based on a number of complex internal and third-party estimates and assumptions which may prove to be inaccurate. While we believe our assumptions and the data underlying such estimates are reasonable, they are subject to significant uncertainty. See “Risk Factors—Risks Related to Our Business—The estimates of our market and forecasts of market growth included in this prospectus are based on a number of complex assumptions and estimates that may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business may not increase at similar rates, if at all.”

Overview of Sudden Cardiac Arrest

SCA is an abrupt cessation of the normal heartbeat that is triggered by an electrical malfunction in the heart, typically caused by ventricular arrhythmias. When the heart’s ability to pump becomes impaired, blood flow to vital organs in the body is disrupted, leading to a loss of consciousness and potentially death within minutes if not treated. The AHA estimates that SCAs cause approximately 475,000 deaths per year, making them the third leading cause of death in the United States. SCA is a major public health problem, and accounts for approximately 50% of all cardiovascular deaths in the United States, and SCA is also a leading cause of death globally.

According to the AHA, in many cases of SCA early defibrillation is the only way to restore a victim’s heart rhythm to normal. Defibrillation works by applying an electrical shock to the heart and can be delivered by a transvenous ICD, a subcutaneous ICD, a WCD, an AED or Manual External Defibrillator. Each minute of delay in returning the heart to its normal rhythm decreases the patient’s chance of survival by 7% to 10%. As even high performing EMS average a time to shock from 911 emergency dispatch of 8 to 12 minutes, this leads to very low survivability. The most common location of an SCA event in adults is at a home or residence, representing approximately 70% of cases. Of those cases that occur at home, approximately 50% are events that are unwitnessed.

Several research studies have shown that low LVEF, a measurement of how much blood the left ventricle pumps out with each contraction, is one of the greatest risk factors for SCA. In one study, patients with an LVEF of 30% or less were two to three times more likely to suffer from SCA as patients with an LVEF of more than 40%. In this same study, each decrease of 5% in LVEF was associated with a 21% increase in the risk of SCA during the first 30 days after an MI.

Arrhythmias

The normal human heart has four chambers, consisting of two atria and two ventricles, which on average expand and contract over 100,000 times each day. The walls of the atria and the ventricles are made up of cardiac muscle, which contracts rhythmically when stimulated by an electrical current. Normally, the heartbeat starts in the right atrium when a specialized group of cells that serve as the heart’s natural pacemaker sends an electrical signal. This signal spreads through the atria and then moves to the ventricles, causing the atria to contract a fraction of a second before the ventricles. This pattern allows the heart to pump blood to the lungs and the rest of the body.

Arrhythmias are abnormal rhythms of the heart that can disrupt normal blood flow. The two main types of arrhythmias causing SCA are ventricular fibrillation and ventricular tachycardia.

Ventricular Fibrillation

Ventricular fibrillation is a condition in which disorganized electrical activity causes the ventricles to contract in a rapid and uncoordinated fashion, resulting in an insufficient amount of blood being pumped from the heart. Ventricular fibrillation is the most common type of arrhythmia thought to cause SCA and often occurs without warning. The only accepted treatment for ventricular fibrillation is defibrillation, in which electrical current is delivered to the heart to stop the fibrillation and permit the return of coordinated cardiac contractions.

Ventricular Tachycardia

Ventricular tachycardia is a fast heart rate that starts in the heart’s lower chambers. This type of arrhythmia may be life-threatening, requiring immediate diagnosis and treatment. In cases of ventricular tachycardia, electrical signals in the heart’s lower chambers fire abnormally, resulting in a faster than normal heart rate. This rapid heartbeat keeps the heart’s chambers from filling completely between contractions, which compromises blood flow to the rest of the body. In extreme cases, this is known to cause SCA and is treatable by immediate defibrillation.

Path to Treatment

As evidenced in the Valsartan in Acute Myocardial Infarction (VALIANT) and the Efficacy of Vasopressin Antagonism in Heart Failure Outcome Study with Tolvaptan (EVEREST) trials, patients with low LVEF have an elevated risk for SCA. These studies have shown that the absolute risk for SCA is greatest in the early period after an MI, particularly in the first 30 days, and declines over time, reaching a steady state at approximately one year. This risk is greatest among patients with the lowest LVEF (30% or less), but even patients with a higher LVEF (more than 40%) are at substantially increased risk in the early post-infarction period, as compared with the subsequent risk, and the discriminatory effect of the LVEF declines over time.

Cumulative Incidence of Sudden Cardiac Death in Low Ejection Fraction Patients

Kaplan-Meier Estimates of the Rates of Sudden Death or Cardiac Arrest with Resuscitation, According to the LVEF. Source: Sudden Death in Patients with Myocardial Infarction and Left Ventricular Dysfunction, Heart Failure, or Both, (2005), New England Journal of Medicine, 333(7), 744.

Rate of Sudden Death or Cardiac Arrest with Resuscitation over the Course of the Trial in the Three Categories of LVEF. Source: Sudden Death in Patients with Myocardial Infarction and Left Ventricular Dysfunction, Heart Failure, or Both, (2005), New England Journal of Medicine, 333(7), 744.

Estimates of SCD and non-sudden death at 1-year after hospitalization for heart failure. Kaplan-Meier and cumulative incidence function estimates of SCD are shown. Source: Sudden Death After Hospitalization for Heart Failure With Reduced Ejection Fraction (from the EVEREST Trial), The American Journal of Cardiology, 122(2), 255–260.

WCDs are generally worn for a period of 1 to 4 months and are generally followed by either continued post-WCD cardiac rehabilitation or an ICD, depending on the underlying indication. Cardiac rehabilitation is a medically supervised program involving counseling, training, heart healthy living and reduced stress designed to improve cardiovascular health for people that have experienced MI or NICM or undergone a PCI procedure or heart surgery. An ICD is a battery-powered device placed under the skin that keeps track of a patient’s heart rate. Thin wires connect the ICD to the patient’s heart. If a life-threatening heart rhythm is detected the device will deliver an electric shock to restore a normal heartbeat. As demonstrated by the per-protocol analysis of results from the Vest Prevention of Early Sudden Death (VEST) trial there was a significant reduction in arrhythmic death and death from any cause at 90 days when comparing those patients who wore the WCD with those who did not wear the WCD.

(A)	(B)

Kaplan-Meier curves of time to events (A: total mortality; B: arrhythmic death), with those stopping WCD wearing censored at the time of last WCD wear. Source: Impact of wearable cardioverter-defibrillator compliance on outcomes in the VEST trial: As-treated and Per-protocol analyses, Journal of Cardiovascular Electrophysiology, 31(5), 1009–1018.* Relative risk reduction (RRR), calculated based on the hazard ratio (HR). The hazard ratio is the ratio of the death rate in the WCD group versus the control group.

Based on a review of the Durable Medical Equipment Standard Analytical File, the population of patients comprising the addressable WCD market can be split into three main groups:

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Newly Diagnosed NICM with Low LVEF. These patients represent approximately 49% of the addressable market at risk for an SCA. They are generally undergoing Guidelines Directed Medical Treatment with the underlying cause potentially being treatable and may not need a permanent ICD. Their typical WCD usage time is three to nine months.

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Recent MI / PCI / Coronary Artery Bypass Grafting with Low LVEF. These patients represent approximately 44% of the addressable market and have generally been indicated for an ICD. WCDs are prescribed to protect them from SCA during their ICD waiting period. Their typical WCD usage time is 40 days to 3 months.

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ICD Indicated / Bridge to Transplant. These patients represent approximately 7% of the addressable market and have been indicated for an ICD but have a contraindication to immediate placement, such as an infection, extraction or are awaiting a transplant or an LVAD implant. Their typical WCD usage time is variable.

Current Treatments for Patients with Low LVEF and their Limitations

WCDs are a recommended treatment for monitoring and protecting patients with low LVEF who are at an elevated risk of suffering an SCA until their LVEF improves, an ICD is implanted or they receive a heart transplant or LVAD. However, some patients choose not to wear a WCD due to the limitations of the only other currently available WCDs and instead choose to purchase an AED or continue without protection. Those that purchase an AED may keep it in their home, car or carry it on their person. Patients that elect to purchase an AED or continue without protection remain vulnerable to unwitnessed SCAs, and in the case of a witnessed SCA, will need to be treated by an AED within minutes of their arrest for resuscitation to be successful.

Wearable Cardioverter Defibrillator (WCD)

A WCD is a non-invasive, monitor and external defibrillator used to protect and treat patients who are known to be at high risk for SCA. The WCD is composed of a garment that is worn underneath regular clothing and a portable monitor that includes an AED. Wires connect electrodes inside the garment to the monitor, which is normally carried in a fanny pack or shoulder bag. The electrodes continuously monitor a patient’s heart rate and rhythm, if the monitor detects a potentially life-threatening arrhythmia, the WCD first alarms the patient and then administers a shock in order to return the patient’s heart rhythm to normal. ZOLL’s LifeVest WCD, the only other commercially available WCD system, was approved to treat patients at risk of suffering an SCA by the FDA in 2001.

Registry studies have shown improved survival rates for SCA patients wearing a WCD. However, despite the effective treatment the WCD offers, they face limitations, primarily due to low patient compliance. Commonly cited reasons for patients failing to use the only other commercially available WCD on a regular basis include:

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False alarm frequency. The VEST Study, a randomized clinical trial with 2,348 test subjects and spanning 10 years, reported a false alarm rate of nearly once every 1.3 days for the LifeVest WCD—resulting in inappropriate shocks, sleep disturbance and restriction of daily routines.

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Low comfort and only unisex garments. The LifeVest WCD only comes in one style, designed to fit both genders, which has been reported to cause significant discomfort, especially for women given many have to wear a bra over the garment. Additionally, poorly fitting garments combined with ECG sensors attached by Velcro fasteners can lead to the electrodes digging into the patient’s skin or flipping over, resulting in poor ECG contact and discomfort.

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ECG noise and low utility data. Noisy ECG data has contributed to false alarms and unnecessary calls to prescribing physicians and has limited the utility of the LifeVest WCD’s remote monitoring functionality.

•	Low usability. The LifeVest WCD has a user interface which requires the user to locate the monitor and press multiple buttons simultaneously to divert a shock during a false alarm event.

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Limited connectivity with patient. Patient connectivity is important because it allows for ongoing engagement with the patient to help improve compliance and allows for data to be transferred to physicians in a consistent and easy manner. The LifeVest WCD does not have a smartphone application to connect with patients. Further, according to the LifeVest WCD operating manual, patient data is only uploaded when the monitor is placed on the charging station and connected to WiFi, eliminating the potential for real-time remote monitoring.

Automated External Defibrillator (AED)

An AED is a medical device operated by a third-party, designed to analyze the heart’s rhythm and deliver an electric shock to victims of ventricular fibrillation or ventricular tachycardia to restore the heart’s rhythm to normal. Individuals are usually able to purchase a new AED for approximately $1,200. A federal mandate from 2000 requires AEDs to be located in large public spaces such as office buildings, transportation hubs and shopping malls.

While AEDs have been demonstrated to effectively deliver defibrillation to persons experiencing out-of-hospital SCA, we believe they have a number of limitations as a therapeutic option, the most significant limitation being that AEDs are unable to protect against unwitnessed SCA. Approximately 70% of SCA events occur at home, and 50% of those are unwitnessed. Additionally, for defibrillation to be successful, treatment must be administered rapidly and in many cases, even if a patient possesses an AED, treatment is not administered in time. Effective use of an AED to treat witnessed SCA requires the patient to have an AED close by and a witness who immediately recognizes the event, knows where the AED is and is trained in using the device.

Continue Without Protection

Certain patients elect to continue without protection against SCA. These patients are generally reliant upon first responders or EMS in the case of an SCA event. They remain at a significantly elevated level of risk given only 30% of events occur in public and in the case that an AED is unavailable, even high performing EMS average a time to shock from 911 emergency dispatch of 8 to 12 minutes, with chances of survival decreasing 7% to 10% per minute from onset.

Our Solution

We believe that our ASSURE System can provide an improved, safe and effective solution for patients at risk for SCA. Our ASSURE System was designed to maximize patient comfort and compliance and aims to address common barriers to patient acceptance of the only other commercially available WCD. Our ASSURE System is indicated and FDA-approved for adult patients who are at risk for SCA and are not candidates for, or refuse, an ICD.

Our ASSURE System includes wearable components and several accessories. Additional tools are provided to assist with patient fitting and assessing patient status.

Wearable Components

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SensorFit™ Garment. A breathable, lightweight fabric garment with embedded, cushioned ECG sensors that are designed to move with the patient and capture high fidelity ECG signals. The SensorFit Garment is styled and engineered by leading athletic and sportswear designers.

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Monitor. The primary electronic component that controls overall system operation and provides 170J biphasic defibrillation therapy. Includes a rechargeable lithium-ion battery pack with a minimum runtime of 24 hours.

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Therapy Cable. A reusable cable that connects the garment to the monitor and contains three defibrillation pads and the HeartPoint Alert Button. The defibrillation pads snap into conductive mesh pockets in the garment and release a defibrillation gel onto the patient’s skin to prepare for the transmission of a defibrillation shock. The HeartPoint Alert Button snaps onto the left or right shoulder strap of the garment and can be pressed at any time to hear the device status, respond to alarm signals and divert shocks, providing a user interface that enables the patient to hear, feel and respond to our ASSURE System from an intuitive, easy to access location.

Accessories for the Patient

•	Charger. Table-top charging station for the lithium-ion battery in the monitor. Also includes a USB port and a stand for charging mobile devices.

•	Carry Pack. Wearable case designed to carry the monitor that can be worn over the shoulder or around the waist to adapt to the patient’s lifestyle.

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ASSURE Patient App. Transmits data to care teams automatically at certain time intervals or when a patient chooses to transmit, allows patients to track their physical activity and wear time, provides educational videos and generally empowers patient self-management of his or her recovery.

Provider and Patient Care Specialist Tools

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Tablet. Used by the Kestra patient care specialist to program our ASSURE System for patient use. Wirelessly connects to the monitor to configure our ASSURE System according to the patient’s prescription and receive patient physiological data collected by the ECG electrodes to assess real-time electrode contact.

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KESTRA CARESTATION Remote Patient Data Platform. Available to healthcare professionals who follow patients wearing our ASSURE System. Provides configurable alerts for clinical events and tracks and reports trends in physiologic data through a familiar clinic workflow user interface.

Our ASSURE System is intended to be worn at all times except when bathing or showering. Our ASSURE System is designed to continuously monitor for and detect certain life-threating rapid heart rhythms, specifically ventricular fibrillation and ventricular tachycardia, above a heart rate threshold programmable by the clinician. After detecting ventricular fibrillation or ventricular tachycardia, the system issues an alert notifying the patient they are about to receive a shock. If the patient does not respond by pressing the HeartPoint Alert Button, gel is released from the defibrillation pads and a shock is delivered to restore a normal heart rhythm without further interaction from the patient or any bystander.

After a shock is delivered, we offer an additional layer of support for the patient through our ASSURE Assist service, which enables us to connect with the patient, a designated caregiver or 911 emergency services. Our ASSURE System also analyzes the patient’s heart rate for very slow rhythms. When bradycardia or asystole is detected, the rhythm is recorded, and an alert sequence is initiated to attract bystander attention, instructing them to call 911 and perform cardiopulmonary resuscitation (“CPR”).

Benefits of our ASSURE System

We believe our ASSURE System offers notable therapeutic benefits and significant competitive advantages over the only other commercially available WCD, including:

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Safety and effectiveness. Early defibrillation is the only therapy that can restore a patient’s heart rhythm to normal in many cases of SCA. Data from pre-clinical and clinical studies to date have demonstrated that our ASSURE System provides accurate detection of arrhythmias for which a defibrillation shock is clinically indicated—99.0% ventricular fibrillation sensitivity and 98.4% ventricular tachycardia sensitivity—as well as high conversion effectiveness of induced ventricular arrhythmias (100% cumulative first and second shock ventricular fibrillation/ventricular tachycardia conversion rate, calculated based on the ratio of the number of subjects for whom an induced ventricular rhythm is successfully terminated by the first or second shock from our ASSURE System to the number of total inductions attempted with shocks delivered by our ASSURE System).

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Significantly fewer false alarms. We designed our ASSURE System to minimize false alarms. The overall level of noise is reduced through use of resistive ECG electrodes that are cushioned and securely bonded to the fabric, custom shielded cables, and isolation circuitry. Adaptive Patient Intelligence is a part of the ASSURE detection algorithm designed to improve performance in a noisy environment. It is a proprietary technology that adapts to the patient’s heart rhythm to filter out artifacts caused by patient motion. This is one of the advancements that led to a reduction in false alarm rates with our ASSURE System. As a result of these features, the ACE-DETECT clinical trial calculated only one every 1,333 days compared to the false alarm rate of ZOLL’s LifeVest WCD, which is one every 3.4 days, as reported in the 2016 ZOLL LifeVest WCD 4000 operating manual.

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Integrated digital solution provides connectivity for patients and clarity for prescribers. We designed our ASSURE System to be an integrated digital healthcare solution. The ASSURE Patient App transmits data, automatically at certain time intervals or when a patient chooses to transmit data, from the monitor to the KESTRA CARESTATION remote patient data platform, where providers can review recorded arrhythmias and trends in physiologic data. Additionally, providers have the ability to set configurable alerts to notify them when metrics fall below specified thresholds. We expect these features to improve the connection between patients and their providers, allowing them to proactively address patient concerns and improve patient outcomes.

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Modern design to improve comfort and compliance. The design of our ASSURE System incorporates advancements in electronics and mobile technology, signal processing techniques and textiles. Refinements were based on feedback from more than 200 subjects over a series of clinical trials and human factors studies that tested the usability of our ASSURE System. In particular, the SensorFit Garment was developed in two distinct styles tailored for men and women and incorporates cushioned ECG electrodes that are embedded in the fabric to improve electrode contact and comfort. The HeartPoint Alert Button provides an intuitive user interface through with patients can hear the device’s status, respond to alarm signals and divert shocks, allowing patients to hear, feel and respond to our ASSURE System from an intuitive, easy to access location on the body. Out of the 130 patients who participated in our ACE-DETECT clinical trial, 21 patients had previously worn ZOLL’s LifeVest WCD and 76% of that subset of patients reported that our ASSURE System was easier to use and more comfortable.

Treatment with our ASSURE System

Patient Selection

The WCD provides automatic defibrillation therapy for patients who are at increased risk of SCD but are not immediately eligible for an ICD. These patients include those who have been newly diagnosed with MI or NICM, or recently undergone a PCI procedure, or those who have experienced recent coronary revascularization within the past 90 days, and have low LVEF, to allow for optimization of medical therapy and re-evaluation of cardiac function. Additional indications include ICD explant due to infection, postponed ICD implant and pending heart transplant or LVAD implant.

Fitting and Training

WCDs are prescribed by a general cardiologist, nurse practitioner, interventional cardiologist or cardiac electrophysiologist in a majority of cases. The patient will be fitted with an ASSURE System and trained by a certified patient care specialist, normally within 24 hours of being discharged from the hospital. Based on current typical WCD usage times, we estimate that patients will rent our ASSURE Systems for a period of approximately 40 to 120 days, after which we will collect the used ASSURE Systems and recondition them for use with subsequent subscriptions.

Our Clinical Results and Studies

We have completed two pivotal clinical studies, ACE-DETECT and ACE-CONVERT, which have generated results which demonstrated the safety and effectiveness of our ASSURE System for the treatment of patients at risk for SCA and served as the basis for approval of our PMA application by the FDA on July 27, 2021. We are committed to continuing to develop clinical evidence to further demonstrate the safety and effectiveness of our product and plan to enroll patients into our ASSURE Registry, which will also serve as the basis for our post-market surveillance study. We believe this effort will generate a robust cadence of publications, continue to increase awareness of WCDs as a proven therapy for at-risk cardiac patients and further demonstrate the clinical differentiation of our ASSURE System. However, there can be no assurance that the post-market surveillance studies and other clinical studies we may conduct in the future, or those conducted by our competitors, academics, physicians, healthcare organizations or other third parties, will produce results that are consistent with the clinical evidence we have collected to date. If any such studies yield results that are not as favorable as the findings from our previous clinical studies, market and clinical acceptance of our ASSURE System may be negatively impacted, which could in turn impede the commercialization of our ASSURE System.

ACE-DETECT Pivotal Trial

Overview

We sponsored the ASSURE WCD Clinical Evaluation—DETECTion and Safety Study (ACE-DETECT), a multi-center, prospective, nonrandomized study at 10 sites across the United States. The primary purpose of the study was to evaluate the false positive shock alarm rate in patients at risk for SCA. Eligible patients included those with a low LVEF and an active ICD. Patients were excluded if they had a cardiac resynchronization therapy defibrillator (“CRT-D”), any other external medical device that might interfere with proper fit of the WCD or if they had skin disorders on the upper body that could be exacerbated by wearing the WCD.

A total of 130 patients were enrolled in the ACE-DETECT study. The patients’ mean age was 61 and 69% of the patients were male. The most common indication for the ICD was primary prevention. All patients had been diagnosed with a cardiomyopathy, most having severely reduced LVEF. A history of atrial fibrillation, atrial flutter or atrial tachycardia was present in nearly half of the patients enrolled in the trial and approximately half of the patients had ventricular fibrillation or ventricular tachycardia previously detected by their ICD. Of the 130 patients enrolled in the ACE-DETECT trial, 21 patients had previously used ZOLL’s LifeVest WCD.

WCD shock therapy and shock alarms were disabled, but shock alarm markers were recorded. WCD parameters were programmed to nominal settings. ICD parameters were left to the discretion of the investigator. Patients were asked to wear our ASSURE System as much as possible for 30 days except when showering or bathing. Clinical follow-ups were conducted weekly via phone and patients returned for final follow-ups at the end of the 30-day period. Both the WCD and ICD were interrogated to collect all stored arrhythmia episodes, and WCD data also included minutes of wear per day. Patients separately reported their perceived discomfort for eight anatomical regions on the torso at baseline and final follow-up. Relative comfort and ease of use were assessed after wear by patients who had prior experience wearing ZOLL’s LifeVest WCD.

The primary endpoint was the false positive alarm rate compared to a pre-specified objective performance goal of 0.29 per patient-day (2.0 false alarms per patient week). False positive alarms were defined as a WCD shock alarm event marker associated with a rhythm other than ventricular fibrillation or ventricular tachycardia. This comparator rate was based on the reported false alarms, defined as false arrhythmia declarations, in the 2016 ZOLL LifeVest WCD 4000 operating manual.

Other outcome measures included a summary of WCD and ICD detected episodes, patient use compliance and adverse events determined to be at least possibly related to the device. Other detected episodes types included true positive alarms, true positive detections and missed events.

Results

The primary endpoint performance goal was achieved. Three false positive alarms occurred in the cohort of 130 patients over a total of 3,501 patient-days, or 9.6 years, of device exposure. The observed false positive alarm rate was 0.00075 per patient-day or one false positive alarm every 1,333 days. This was well below the pre-specified performance goal of 0.29 per patient-day (p<0.001), equivalent to one false positive alarm every 3.4 days.

A total of 163 WCD episodes were recorded in 18 patients. Four of these episodes in three patients were adjudicated as ventricular fibrillation or ventricular tachycardia (true positive detections) and were also detected by the ICD. The remaining 159 WCD episodes in 17 patients were adjudicated as other rhythm with noise, uncertain rhythm with noise or atrial flutter without noise. Of the 159 WCD episodes, 156 closed before a shock alarm event marker was recorded because the noise was resolved or the rhythm was determined to be non-shockable. In the remaining three episodes, a shock alarm event marker (false positive alarm) was recorded. Two of these episodes occurred during a ventricular paced rhythm in one patient and one during a sinus rhythm in another patient.

The ICDs detected a total of 106 episodes in 51 patients that were adjudicated as rhythm type ventricular fibrillation or ventricular tachycardia. These include the four WCD true positive detections discussed above, of which three received ICD therapy. The remaining 102 episodes were not detected by the WCD as they either did not have a duration of at least 20 seconds or the rate was less than 170 bpm.

Compliance

Patients were asked to wear our ASSURE System for a period of 30 days. Due to some patients returning our ASSURE System after the required 30-day period, patients wore our ASSURE System for a median of 31 days with a median daily use of 23 hours. Approximately 95% of patients had a median daily wear time of at least 23 hours. No significant differences were found in use by age or by sex.

Safety

None of the observed adverse events were classified as serious or unanticipated adverse effects. The most frequently reported events were mild skin irritation, followed by musculoskeletal-related complaints such as muscle strain related to carrying the monitor. One patient reported severe musculoskeletal pain related to wearing the WCD.

Comfort

Of the 130 patients enrolled, 127 completed the comfort survey at both the outset of the study (the “baseline”), and at end of wear for eight anatomical regions on the torso. Of these 127, 89.0% reported no or slight discomfort at baseline, and 83.5% reported no or slight discomfort at end of wear.

Twenty-one of the 130 patients who participated in our ACE-DETECT clinical trial had previously worn ZOLL’s LifeVest WCD. 76% of these patients reported that our ASSURE System was easier to use and more comfortable than ZOLL’s LifeVest WCD.

ACE-CONVERT Trial

Overview

We sponsored the ASSURE WCD Clinical Evaluation – Conversion Efficacy Study (ACE-CONVERT), a prospective, nonrandomized study at four sites across the United States. Patients were enrolled at two of the four sites. The purpose of the trial was to evaluate shock conversion efficacy of the ASSURE defibrillation waveform in humans. Adults undergoing electrophysiology procedures with planned induction of ventricular arrhythmias were eligible.

Thirteen patients were enrolled in the ACE-CONVERT trial. The mean age was 55 and 54% were male. All enrolled patients underwent new ICD implant or ICD replacement. Additionally, the enrolled patients had a mix of primary etiologies of cardiovascular disease and all had comorbidities. The mean LVEF was 46.8%.

Ventricular fibrillation was induced and the ASSURE defibrillation shock was delivered on physician command. If the first shock was not successful, a second shock from our ASSURE System was delivered. If this second shock was not successful, the commercial external defibrillator was to be used to deliver a rescue shock.

The primary endpoint was cumulative first and second shock conversion rate with a performance goal of greater than or equal to 94% based on prior studies. Other outcome measures included the first shock conversion rate and a summary of adverse events.

Results

The primary endpoint of cumulative first and second shock efficacy for conversion of ventricular fibrillation was 100%, exceeding the 94% pre-specified performance goal. The first shock efficacy was 84.6%. A total of 15 shocks were delivered from our ASSURE System in 13 patients, and no patient required rescue defibrillation.

ACE-CONVERT Defibrillation Waveform Conversion Effectiveness

ASSURE System	Intention-to-Treat Analysis Population (n =13)

Primary Effectiveness Endpoint Cumulative first and second shock VT/VT conversion effectiveness	13 out of 13 100% (Performance criteria = 94%)

Secondary Effectiveness Endpoint First shock VT/VF conversion effectiveness	11 out of 13 84.6%

Safety

Three adverse events occurred in three subjects (23.1%). All events were mild skin irritation from the adhesive defibrillation pads and all events resolved without further sequelae.

Animal Studies

Overview

Animal studies were performed to develop and evaluate an Optimized Biphasic Truncated Exponential (“oBTE”) defibrillation waveform using a 140 µF capacitor chosen for use in our ASSURE System. A 140 µF capacitor was selected to minimize the overall size of the WCD while enabling delivery up to 170 J shock.

The ED50 Study evaluated defibrillation efficacy in swine (approximately 10 kg) between the oBTE waveform and the waveform (“cBTE”) used in ZOLL’s LifeVest WCD. The primary endpoint was a non-inferiority comparison in first shock efficacy rates of the oBTE and cBTE waveforms at each of three different impedance levels. This method was chosen as a way of demonstrating that the oBTE waveform was clinically at least as effective as the cBTE waveform.

Because we expected nearly 100% efficacy for both waveforms, limiting the ability to detect statistical differences, we attenuated the voltage for both waveforms to approximately 50% efficacy at three impedance levels. The swine were placed under general anesthesia and prior to the first ventricular fibrillation episode, three 1,000V conditioning shocks were delivered during normal sinus rhythm to stabilize the transthoracic impedance for subsequent shocks. Ventricular fibrillation was induced using direct current from via a 9-volt battery and terminated, using defibrillation electrodes placed anterior and posterior to the thorax, with either the oBTE or cBTE at random. The ventricular fibrillation episodes were organized into 10 blocks; each block included randomized treatment from each of the two waveforms at three different impedance levels (50, 85 and 125 ohms) to reflect the anticipated range observed in humans.

The Full Energy Study evaluated defibrillation efficacy success at full energy in large (approximately 30 kg) swine. The animal preparation was the same as described for the ED50 Study except that the defibrillation electrodes were placed on lateral sides of the thorax. The ventricular fibrillation episodes were organized into 10 blocks. Within each block, two shocks were delivered, one of each waveform. The first shock was randomized to either the 170J oBTE or 150J cBTE waveform, and the second shock was the alternate. Shocks were delivered after at least five seconds of ventricular fibrillation. The primary endpoint was a non-inferiority comparison of the first shock efficacy rate.

Results

In the ED50 Study, a total of 2,160 ventricular fibrillation inductions were performed in 36 swine to compare defibrillation efficacy between the oBTE and cBTE waveforms at 50, 85 and 125 ohms. At each of the three impedance levels, the 95% confidence interval for the defibrillation efficacy difference did not cross the 10% limit and thus fulfilled the non-inferiority criteria. At 85 and 125 ohms, the confidence interval did not cross 0%, and provides 95% confidence that the shock success rate of the oBTE waveform is superior to the cBTE waveform.

In the Full Energy Study, a total of 120 ventricular fibrillation inductions were performed in six swine. First shock conversion of ventricular fibrillation for both the 170J oBTE waveform and the 150J cBTE waveform was 100%. The 95% confidence interval for the defibrillation efficacy difference did not cross the 10% limit, and thus fulfilled the non-inferiority criteria.

Safety

Adverse events were mild skin irritation from the adhesive defibrillation pads in three swine, representing 23.1% of the swine tested.

ASSURE Registry

Approval to market our ASSURE System was granted by the FDA on July 27, 2021. We plan to establish a patient registry, the ASSURE Patient Registry, to enroll patients who are fitted with the system. The primary goal of the ASSURE Patient Registry is to establish a database to support endpoint analysis for the ASSURE Post Approval Study. The secondary goal is to provide data to support other retrospective studies specifically related to performance of our ASSURE System under its intended use. As of                , 2021, over                  patients have been protected by our ASSURE System. The first appropriate shock was delivered on                 , 2021, successfully defibrillating an                  year old                  patient in                 .

Commercial Strategy

We developed our commercial strategy and built our direct sales force to primarily target general cardiologists, interventional cardiologists and cardiac electrophysiologists across the United States, who represent the primary specialists managing the care of patients at a known risk of suffering from SCA. Our sales, marketing and product education efforts are focused on capturing market share and driving adoption by offering healthcare providers an innovative, safe and effective WCD alternative with better wear time compliance.

In the United States, as of July 31, 2021, our sales, marketing and field clinical organizations consisted of 30 personnel. Our sales organization has substantial experience launching and establishing new disruptive therapies into cardiology practices, as well as extensive experience with the DME commercialization process.

Our regional sales leaders and sales territory managers are responsible for developing sales territory business plans, targeting and opening new accounts, and driving adoption of our ASSURE System. They also support the training and proper use of our ASSURE System. During our initial launch, they will also assist with patient fitting and training. As we continue to grow the size of our U.S. sales organization through our launch phases, we expect to add a strategic mix of regional sales leaders and sales territory managers with strong sales backgrounds and experience in cardiac rhythm management and DME medical equipment sales and who possess extensive knowledge of cardiology and electrophysiology practices. We also plan to partner, hire or contract with a separate network of patient care specialists to assist with fitting and training patients.

We developed our commercial launch strategy with three main phases. In Phase One, our limited launch, we will target initial launch sites which include our clinical trial sites and key advisors, and plan to optimize our delivery process and customer experience. We intend to target 12 initial launch sites across 10 cities during this phase. In Phase Two, our targeted launch, we plan to use our dedicated sales organization to increase prescriber awareness of our ASSURE System across additional U.S. cities in 20 to 25 markets. We estimate that approximately 82% of U.S. WCD prescription volume is generated by less than approximately 31% of prescribers. In the second phase of our commercial launch strategy, we plan to expand into additional high WCD-volume core-based statistical areas, as defined by the United States Office of Management and Budget (the “OMB”), by the end of 2021. The OMB defines core-based statistical areas in the United States as one or more adjacent counties or county equivalents that have at least one urban core area of a population of at least 10,000, plus adjacent territory that has a high degree of social and economic integration with the core as measured by commuting ties. In Phase Three, our national launch, we intend to scale our sales team to reach a wider range of prescribers across the entire United States. However, there can be no assurance of when we will be able to execute our launch strategy and successfully enter into new markets we target, if at all. Our ability to implement our commercial launch strategy will depend on many factors, including the economic conditions in the markets we target, our ability to effectively scale our sales team, our ability to achieve market and clinical acceptance of our ASSURE System in new markets we enter and other factors that may be beyond our control.

We also intend to promote broader awareness of WCD technology among both patient and physician populations, as well as awareness of the benefits and advantages of our ASSURE System. We plan to engage in activities with healthcare providers highlighting the benefits of our ASSURE System and to increase awareness of our ASSURE System amongst at-risk populations through patient education initiatives.

Our initial commercial priority is the United States, where we plan to begin to market our ASSURE System and generate revenue from product sales. We expect to subsequently expand into international markets, the scale and timing of which will depend on a variety of factors, including the size of the developed market for WCD technology, barriers to entry in such country or region, regulatory approvals and other factors specific to certain countries and regions. Our initial international focus will be on Western Europe, which currently has the most highly penetrated WCD markets outside the United States. We recently established a European medical advisory board to support our potential future entry into Europe, including by advising on the European regulatory landscape and go-to market strategies.

Third Party Coverage and Reimbursement

In the United States, we expect to derive nearly all of our revenue from the rental of our ASSURE System directly to patients and our direct billing of various third-party payors, including Medicare, Medicaid, private insurance companies, health maintenance organizations and other healthcare-related organizations. In addition, we expect that any portion of the costs associated with our ASSURE System that are not covered by these third-party payors, such as co-payments, will be billed directly to the patient by us. Third-party payors require physicians and hospitals to identify the product and service for which they are seeking reimbursement by using HCPCS codes, which are assigned and maintained by CMS and PDAC. As WCD therapy has been widely used in patients for approximately 20 years in the United States, reimbursement codes and payments are well-established and WCDs are covered by Medicare, Medicaid and many private health insurance plans. Medicare payments are based on a capped rental methodology, and the typical Medicare payment for a WCD is approximately $2,900 per month. The maximum amount a patient can be charged over the course of their rental is approximately $26,000.

We have been issued a Medicare Provider Number by the CMS, which enables us to bill Medicare for reimbursement for our ASSURE System as an accredited Durable Medical Equipment Supplier.

Medicare pays for WCDs as items of Durable Medical Equipment under the DMEPOS Fee Schedule, and our ASSURE System is eligible for payment under the existing code for WCD therapy, K0606. Private payor reimbursement rates are generally in line with Medicare rates and vary based on several factors, including but are not limited to the payor, geographic location, contract terms and other factors. Most large payors have established coverage policies in place to cover WCD therapy. The below graph shows the ceiling and floor reimbursement rates for the first three months of treatment for WCD therapy in accordance with the DMEPOS Fee Schedule between 2006 and 2021, which have remained relatively stable during that period.

[1]	Source: DMEPOS Fee Schedule, CMS

Outside the United States, reimbursement levels vary significantly by country and by region, particularly based on whether the country or region at issue maintains a single-payor system. WCD therapy is eligible for reimbursement in the European Union, Australia, Israel, Japan, Singapore, Canada and China. Annual healthcare budgets generally determine the number of WCD systems that will be paid for by the payor in these single-payor system countries and regions. Reimbursement is obtained from a variety of sources, including government-sponsored and private health insurance plans, and combinations of both. Some countries or regions may require us to gather additional clinical data before granting coverage and reimbursement for our ASSURE System. We intend to work with payors to obtain coverage and reimbursement approval in countries and regions where it makes economic sense to do so.

Research and Development

We intend to continue to invest in research and development activities focused on improvements and enhancements to our ASSURE System, expanded digital healthcare, WCD and monitoring offerings, a new suite of emergency medical therapeutic and notification offerings and advanced diagnostic monitoring products.

Research and development expenses were approximately $4.9 million and $5.9 million, for the three months ended July 31, 2021 and 2020, respectively, and $18.8 million and $22.8 million, for the fiscal years ended April 30, 2021 and 2020, respectively. Additionally, we expect to pursue regulatory approval for other indications in the United States.

Manufacturing and Supply

We utilize third-party supplier partners to manufacture our ASSURE System and its components. Outsourcing manufacturing reduces our need for capital investment and reduces operational expense. Additionally, outsourcing provides expertise and capacity necessary to scale up or down based on demand for our ASSURE System. We believe our manufacturing capacity is sufficient to meet market demand for our ASSURE System for the foreseeable future. We select our supplier partners to ensure that our ASSURE System and its components are safe and effective, adhere to all applicable regulations, are of the highest quality, and meet our supply needs. We employ a rigorous supplier partner assessment, qualification, and selection process targeted to supplier partners that meet the requirements of the FDA and the International Organization for Standardization and quality standards supported by internal policies and procedures. Our quality assurance process monitors and maintains supplier performance through qualification and periodic supplier partner reviews and audits. Each of our tier one supplier partners has been independently audited by the FDA.

Our contract manufacturing partners inspect, test and assemble our ASSURE System under strict manufacturing processes supported by internal policies and procedures, they also perform final quality control testing of each ASSURE System. Our contract manufacturing partners are all in compliance with current Good Manufacturing Practice, or cGMP, regulations applicable to our ASSURE System.

We intend to utilize a rental business model, meaning that certain components can be reused from patient to patient. At the end of a patient prescription, the patient ships our ASSURE System back to our contract manufacturing partners, who dispose of the single-prescription use garment and then inspect, test and recertify the other components for use by another patient. We expect that the reusable nature of our systems will allow each one to be used multiple times and reduce our ongoing need for inventory.

Competition

Our ASSURE System is designed to offer improvements in the WCD market for patients, physicians, and payors. However, the medical technology industry is highly competitive, subject to rapid change and significantly affected by new product introductions and other activities of industry participants.

We compete as a therapy in the market for the treatment of patients at risk of suffering a SCA. We consider our primary competition to be other WCD devices designed to treat patients at risk of suffering an SCA. ZOLL’s LifeVest WCD is currently the only other WCD device approved for commercialization in the United States by the FDA and has been available to and used by physicians for approximately 20 years. Although we believe that our ASSURE System will offer significant benefits that can distinguish us from our competitors, our ability to compete effectively in the WCD market will depend on a number of factors, including awareness of our brand and products amongst both patients and physicians; our ability to obtain the necessary regulatory approvals; our product’s safety; the pricing of our products; our ability to grow and protect our patent portfolio; our product support services and patients’ perceptions about the ease of use and comfort level of our products. For more information on the competitive factors that we face in our market, see “Risk Factors—Risks Related to our Business—If our competitors are able to develop or market products and services that are more effective, or gain greater acceptance in the marketplace, than any products and services we develop, our commercial opportunities will be reduced or eliminated.”

Intellectual Property

In order to remain competitive, we must develop and maintain protection for the proprietary aspects of our technologies. We rely on a combination of patent, copyright, trademark and trade secret laws, and confidentiality and invention assignment agreements, to protect our intellectual property rights. The protection of intellectual property has been and remains a priority for us.

We rely on utility patent, design patent or other similar protection and registration mechanisms through various jurisdictions in the world that relate to our ASSURE System. As of the date of this prospectus, we had 111 issued patents, of which 95 issued patents were located in the United States, 9 issued patents were located in Europe and consisted of 5 design patents and 4 utility patents, 4 issued patents were located in Japan, 1 issued patent was located in Australia and 2 issued patents were located in China. As of the date of this prospectus, we had 79 pending published patent applications globally, of which 60 applications were located in the United States, 9 applications were located in Europe, 4 applications were located in China, 3 applications were located in Australia and 3 applications were located in Japan. Additionally, we had 70 pending unpublished patent applications globally as of the date of this prospectus, of which 67 applications were located in the United States, 1 application was located in Europe, 1 application was located in Australia and 1 application was located in Japan. Assuming all required fees and other charges are paid, the earliest expiry date for issued patents owned or used by us is in 2022.

We rely on trademarks, service marks, trade names and brand names, such as our registered trademarks such as our registered trademarks ASSURE, KESTRA and KESTRA CARESTATION to distinguish our products from the products of our competitors, and have registered or applied to register these trademarks. We have registered or applied for the ASSURE mark in the United States and selected locations internationally, but we may be unable to obtain, maintain, protect or enforce our trademarks in the markets where we currently or may in the future operate.

We also rely upon trade secrets, know-how and continuing technological innovation, and may in the future rely upon licensing opportunities, to develop and maintain our competitive position. However, trade secrets and know how may be difficult to protect. We protect our proprietary rights through a variety of methods, including confidentiality agreements and proprietary information agreements with third party contract manufacturers, suppliers, employees, consultants and others who may have access to proprietary information that we own or license for use.

There is no active litigation involving any of our patents or other intellectual property rights and we have not received any notices of patent infringement. We may be required to enforce or defend our intellectual property rights against third parties in the future. For additional information regarding these and other risks related to our intellectual property portfolio and their potential effect on us, see “Risk Factors—Risks Related to Our Intellectual Property.”

Government Regulation

Our products and our operations are subject to extensive and ongoing regulation by the U.S. Food and Drug Administration (the “FDA”), the CMS and other federal and state authorities in the United States. Regulations cover virtually every critical aspect of a medical device company’s business operations, including research activities, product development, quality and risk management, contracting, reimbursement, medical communications, and sales and marketing. In addition, we are subject to regulation by CMS, state law, and private payor requirements as a DME supplier with respect to our product rental and payor billing operations. In the United States, the Federal Food, Drug and Cosmetic Act (the “FDCA”) and the implementing regulations of the FDA govern, among other things, product design and development, pre-clinical and clinical testing, premarket clearance or approval, establishment registration and device listing, product manufacturing, quality systems, import and export, product labeling, product storage, recalls and field safety corrective actions, advertising and promotion, product sales and distribution, and post-market surveillance (including complaint handling and adverse event reporting). Our business is subject to various federal, state and local regulations, including, but not limited to, ISO 13485, ISO 14971 and the FDA’s QSR contained in 21 CFR Part 820.

FDA Premarket Clearance and Approval Requirements

Unless an exemption applies, each medical device commercially distributed in the United States requires either FDA clearance of a premarket notification under Section 510(k) of the FDCA or a PMA. Under the FDCA, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to ensure its safety and effectiveness. Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be assured by adherence to the FDA’s General Controls for medical devices, which include compliance with the applicable portions of the QSR, establishment registration and product listing, reporting of adverse events, and truthful and non-misleading labeling, advertising and promotional materials. Class II devices are subject to the FDA’s General Controls, and special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include performance standards, special labeling requirements, post-market surveillance, patient registries and FDA product-specific guidance documents. While most Class I devices are exempt from the 510(k) premarket notification requirement, manufacturers of most Class II devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA requesting permission to commercially distribute the device. The FDA’s permission to commercially distribute a device subject to a 510(k) premarket notification is generally known as 510(k) clearance. Under the 510(k) clearance process, the manufacturer must submit to the FDA a premarket notification demonstrating that the device is “substantially equivalent” to either a device that was legally marketed prior to May 28, 1976, the date upon which the Medical Device Amendments of 1976 were enacted, or another commercially available device that was cleared to through the 510(k) process.

Devices deemed by the FDA to pose the greatest risks, such as life-sustaining or life-supporting devices, those that are of substantial importance in preventing impairment of human health, or which present a potential unreasonable risk of illness or injury, are placed in Class III, requiring approval of a premarket approval application, or PMA. The PMA process is more stringent, time-consuming and expensive than the 510(k) clearance process. Some pre-amendment devices are unclassified, but are subject to the FDA’s premarket notification and clearance process in order to be commercially distributed.

Our ASSURE System is a Class III device that has received a PMA. For the purpose of our PMA, our digital health platform is separate from our ASSURE System and is treated as a FDA Class I 510(k)—exempt device.

PMA Pathway

Class III devices require a PMA before they can be marketed, although some pre-amendment Class III devices for which the FDA has not yet required a PMA are cleared through the 510(k) process. The PMA process is more demanding than the 510(k) premarket notification process. In a PMA application, the applicant must demonstrate that the device is safe and effective, and the PMA application must be supported by extensive data, including data from pre-clinical studies and human clinical trials. The PMA application must also contain a full description of the device and its components, a full description of the methods, facilities and controls used for manufacturing, and proposed labeling. Following receipt of a PMA application, the FDA determines whether the application is sufficiently complete to permit a substantive review. If the FDA accepts the application for review, it has 180 days under the FDCA to complete its review of a PMA application, although in practice, the FDA’s review often takes significantly longer, and can take up to several years. During this review period, the FDA may request additional information or clarification of information already provided. The FDA can delay, limit or deny approval of a PMA application for many reasons, including:

•	the device may not be safe, effective, reliable or accurate to the FDA’s satisfaction;

•	the data from pre-clinical studies and clinical trials may be insufficient to support approval;

•	the manufacturing process or facilities may not meet applicable requirements; and

•	changes in FDA approval policies or adoption of new regulations may require additional data.

An advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. The FDA may or may not accept the panel’s recommendation. In addition, the FDA will generally conduct a preapproval inspection of the applicant, its clinical trial data and clinical sites, as well as its third-party manufacturers’ or suppliers’ manufacturing facility or facilities to ensure compliance with FDA requirements, including the Quality System Regulation, or QSR. PMA applications are also subject to the payment of user fees, which for fiscal year 2021 includes a standard application fee of $365,657.

The FDA will approve the new device for commercial distribution if it determines that the data and information in the PMA application constitute valid scientific evidence and that there is reasonable assurance that the device is safe and effective for its intended use(s). The FDA may approve a PMA application with post-approval conditions intended to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution, and collection of long-term follow-up data from patients in the clinical study that supported a PMA or requirements to conduct additional clinical studies post-approval. The FDA may condition a PMA on some form of post-market surveillance when deemed necessary to protect the public health or to provide additional safety and efficacy data for the device in a larger population or for a longer period of use. In such cases, the manufacturer might be required to follow certain patient groups for a number of years and to make periodic reports to the FDA on the clinical status of those patients. Failure to comply with the conditions of approval can result in material adverse enforcement action, including withdrawal of the approval.

Certain changes to an approved device, such as changes in manufacturing facilities, methods, or quality control procedures, or changes in the design performance specifications, which affect the safety or effectiveness of the device, require submission of a PMA supplement. PMA supplements often require submission of the same type of information as a PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA application and may not require as extensive clinical data or the convening of an advisory panel. Certain other changes to an approved device require the submission of a new PMA, such as when the design change causes a different intended use, mode of operation, and technical basis of operation, or when the design change is so significant that a new generation of the device will be developed, and the data that were submitted with the original PMA application are not applicable for the change in demonstrating a reasonable assurance of safety and effectiveness.

Clinical Trials

Clinical trials are almost always required to support a PMA application and are sometimes required to support a 510(k) submission. All clinical investigations of investigational devices to determine safety and effectiveness must be conducted in accordance with the FDA’s IDE regulations which govern investigational device labeling, prohibit promotion of the investigational device, and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. If the device presents a “significant risk” to human health, as defined by the FDA, the FDA requires the device sponsor to submit an IDE application to the FDA, which must become effective prior to commencing human clinical trials. If the device under evaluation does not present a significant risk to human health, then the device sponsor is not required to submit an IDE application to the FDA before initiating human clinical trials, but must still comply with abbreviated IDE requirements and obtain Institutional Review Board, or IRB approval when conducting such trials. A significant risk device is one that presents a potential for serious risk to the health, safety or welfare of a patient and either is implanted, used in supporting or sustaining human life, substantially important in diagnosing, curing, mitigating or treating disease or otherwise preventing impairment of human health, or otherwise presents a potential for serious risk to a subject. An IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE will automatically become effective 30 days after receipt by the FDA unless the FDA notifies the company that the investigation may not begin. If the FDA determines that there are deficiencies or other concerns with an IDE for which it requires modification, the FDA may permit a clinical trial to proceed under a conditional approval.

In addition, regardless of the degree of risk presented by the medical device, clinical studies must be approved by, and conducted under the oversight of, an IRB for each clinical site. The IRB is responsible for the initial and continuing review of the IDE, and may pose additional requirements for the conduct of the study. If an IDE application is approved by the FDA and one or more IRBs, human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a non-significant risk to the patient and does not require an IDE application, a sponsor may begin the clinical trial after obtaining approval for the trial by one or more IRBs without separate approval from the FDA, but must still follow abbreviated IDE requirements, such as monitoring the investigation, ensuring that the investigators obtain informed consent, and labeling and record-keeping requirements. The FDA’s approval of an IDE application allows clinical testing to go forward, but it does not bind the FDA to accept the results of the trial as sufficient to prove the product’s safety and efficacy, even if the trial meets its intended success criteria. All clinical trials must be conducted in accordance with applicable FDA regulations including for example those that govern good clinical practices, IRB review, investigational device labeling, prohibitions on promotion, and recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. Required records and reports are subject to inspection by the FDA. The results of clinical testing may be unfavorable or, even if the intended safety and efficacy success criteria are achieved, may not be considered sufficient for the FDA to grant approval or clearance of a product. Clinical trials that meet certain requirements must be entered into the clinical trials registry at clinicaltrials.gov.

The commencement or completion of any clinical trial may be delayed or halted, or be inadequate to support approval of a PMA application, for numerous reasons, including, but not limited to, the following:

•	the FDA or other regulatory authorities do not approve a clinical trial protocol or a clinical trial, or place a clinical trial on hold;

•	patients do not enroll in clinical trials at the rate expected;

•	patients, sponsor or study sites do not comply with trial protocols;

•	patient follow-up is not at the rate expected;

•	patients experience adverse side effects;

•	patients die during a clinical trial, even though their death may not be related to the products that are part of our trial;

•	IRBs and third-party clinical investigators may delay or reject the trial protocol;

•

third-party clinical investigators decline to participate in a trial or do not perform a trial on the anticipated schedule or consistent with the clinical trial protocol, good clinical practices or other FDA requirements;

•

the sponsor or third-party organizations do not perform data collection, monitoring and analysis in a timely or accurate manner or consistent with the clinical trial protocol or investigational or statistical plans;

•

third-party clinical investigators have significant financial interests related to the sponsor or the study that the FDA deems to make the study results unreliable, or the company or investigators fail to disclose such interests;

•	regulatory inspections of our clinical trials, which may, among other things, require us to undertake corrective action or suspend or terminate our clinical trials;

•	changes in governmental regulations or administrative actions;

•	the interim or final results of the clinical trial are inconclusive or unfavorable as to safety or efficacy; and

•	the FDA concludes that our trial design is inadequate to demonstrate safety and efficacy.

Post-market Regulation

After a device is cleared or approved for marketing, numerous and pervasive regulatory requirements continue to apply. These include:

•	establishment registration and device listing with the FDA;

•

QSR requirements, which require manufacturers, including third-party manufacturers and suppliers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process, as well as maintain various records;

•

labeling and marketing regulations, which require that promotion is truthful, not misleading, fairly balanced and provide adequate directions for use and that all claims are substantiated, and also prohibit the promotion of products for uncleared, unapproved or “off-label” uses and impose other restrictions on labeling;

•	FDA guidance on off-label dissemination of information and responding to unsolicited requests for information;

•

clearance or approval of product modifications to 510(k)-cleared devices that could significantly affect safety or effectiveness or that would constitute a major change in intended use of one of our cleared devices, or approval of a supplement for certain modifications to PMA devices;

•

medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;

•

correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;

•

complying with the federal law and regulations requiring Unique Device Identifiers (“UDI”) on devices and also requiring the submission of certain information about each device to the FDA’s Global Unique Device Identification Database (“GUDID”); and

•	the FDA’s recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations.

Additionally, the FDA may require us to conduct post-market surveillance studies or establish and maintain a system for tracking our products through the chain of distribution to the patient level. The FDA enforces regulatory requirements by conducting periodic, unannounced inspections and market surveillance. Inspections may include the manufacturing facilities of our subcontractors.

The FDA has broad regulatory compliance and enforcement powers. Failure to comply with applicable regulatory requirements can result in enforcement actions by the FDA and other regulatory agencies. These may include any of the following sanctions or consequences:

•	warning letters or untitled letters that require corrective action;

•	fines and civil penalties;

•	unanticipated expenditures;

•	delays in approving or refusal to approve future products;

•	suspension or withdrawal of FDA 510(k) clearance or PMAs that have already been granted;

•	product recall, withdrawal, administrative detention or seizure;

•	interruption of production, including partial suspension or total shutdown;

•	operating restrictions;

•	injunctions, consent decrees; and

•	criminal prosecution.

We and our contract manufacturers, specification developers and some suppliers of components of our products, are also required to comply with current good manufacturing practice requirements set forth in the QSR. The QSR requires a quality system for the design, manufacture, packaging, labeling, storage, installation and servicing of marketed devices, and it includes extensive requirements with respect to quality management and organization, device design, buildings, equipment, purchase and handling of components or services, production and process controls, packaging and labeling controls, device evaluation, distribution, installation, complaint handling, servicing, and record keeping. The FDA evaluates compliance with the QSR through periodic unannounced inspections that may include the manufacturing facilities of our subcontractors. If the FDA believes that we or any of our contract manufacturers or regulated suppliers are not in compliance with these requirements, it can shut down such manufacturing operations, require recall of our products, refuse to approve new marketing applications, institute legal proceedings to detain or seize products, enjoin future violations or assess civil and criminal penalties against us or our officers or other employees.

Fraud and Abuse Laws

In addition to FDA restrictions, there are numerous federal and state laws pertaining to healthcare fraud and abuse, including anti-kickback laws and physician self-referral laws. Our relationships with healthcare providers and other third parties are subject to scrutiny under these laws. Violations of these laws are punishable by criminal and civil sanctions, including, in some instances, imprisonment and exclusion from participation in federal and state healthcare programs, including the Medicare, Medicaid and Veterans Administration health programs.

Federal Anti-Kickback and Self-Referral Laws

The federal Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, receiving, offering or providing remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, to induce either the referral of an individual, or the furnishing, recommending, or arranging of a good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid or other federal healthcare programs. The term “remuneration” has been broadly interpreted to include anything of value, including such items as gifts, discounts, the furnishing of supplies or equipment, credit arrangements, waiver of payments and providing anything at less than its fair market value. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a review of all its relevant facts and circumstances. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of (or purchases, or recommendations related to) federal healthcare covered business, the Anti-Kickback Statute has been implicated and potentially violated.

The penalties for violating the federal Anti-Kickback Statute include imprisonment for up to five years, fines of up to $25,000 per violation and possible exclusion from federal healthcare programs such as Medicare and Medicaid. Many states have adopted prohibitions similar to the federal Anti-Kickback Statute, some of which do not have the same exceptions and apply to the referral of patients for healthcare services reimbursed by any source, not only by the Medicare and Medicaid programs. Further, the Anti-Kickback Statute was amended by the Patient Protection and Affordable Care Act (“PPACA”). Specifically, under the Anti-Kickback Statute, the government must prove the defendant acted “knowingly” to prove a violation occurred. The PPACA added a provision to clarify that with respect to violations of the Anti-Kickback Statute, “a person need not have actual knowledge” of the statute or specific intent to commit a violation of the statute. This change effectively overturns case law interpretations that set a higher standard under which prosecutors had to prove the specific intent to violate the law. In addition, the PPACA codified case law that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act.

We plan to provide the initial training to providers and patients necessary for appropriate use of our ASSURE System through training and educating patients, cardiologists, cardiac electrophysiologists, key opinion leaders from these disciplines and medical societies. We may hire or contract with a network of patient care specialists to assist with fitting and training patients and such specialists will be reimbursed for their services at fair market value.

Noncompliance with the federal Anti-Kickback Statute could result in our exclusion from Medicare, Medicaid or other governmental programs, restrictions on our ability to operate in certain jurisdictions, and civil and criminal penalties.

Federal law also includes a provision commonly known as the “Stark Law,” which prohibits a physician from referring Medicare or Medicaid patients to an entity providing “designated health services,” including a company that furnishes durable medical equipment, in which the physician has an ownership or investment interest or with which the physician has entered into a compensation arrangement. Violation of the Stark Law could result in denial of payment, disgorgement of reimbursements received under a noncompliant arrangement, civil penalties, and exclusion from Medicare, Medicaid or other governmental programs. We believe that we have structured our provider arrangements to comply with current Stark Law requirements. Nevertheless, a determination of liability under such laws could result in fines and penalties and restrictions on our ability to operate in these jurisdictions.

Data Privacy and Security Laws

We may also be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. The HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”), and their respective implementing regulations, imposes specified requirements relating to the privacy, security and transmission of individually identifiable health information, applicable to health plans, healthcare clearinghouses and certain health care providers, referred to as covered entities, and the business associates with whom such covered entities contract for services. Among other things, HITECH makes HIPAA’s security standards directly applicable to business associates, defined as service providers of covered entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. In performing our activities as a DME supplier, we are a covered entity under HIPAA, and as a result, must implement a HIPAA privacy and security program in accordance with HIPAA requirements. In addition, we are a business associate with respect to our billing distribution partnership with a third-party DME provider, to which we will provide assistance with preparing and reviewing claims to be submitted to payors, and as a result, must comply with the HIPAA privacy and security requirements set forth in our business associate agreement. With regard to our other operations, we are not a covered entity or a business associate, though we may be subject to certain HIPAA requirements in our collection of individually identifiable health information from patients, including requirements to obtain HIPAA-compliant authorizations from patients in order to include patient data in the ASSURE Patient Registry, and to ensure we use and disclose patient data in accordance with such authorizations. HITECH also created four new tiers of civil monetary penalties and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, many state laws govern the privacy and security of health information in certain circumstances, many of which differ from HIPAA and each other in significant ways and may not have the same effect. At the state level, the CCPA affords California residents expended privacy rights and provides for civil penalties for violations and a private right of action related to certain data security breaches. Similar legislation has been advanced in other states as well as in Congress.

Federal False Claims Act

The Federal False Claims Act provides, in part, that the federal government may bring a lawsuit against any person whom it believes has knowingly presented, or caused to be presented, a false or fraudulent request for payment from the federal government, or who has made a false statement or used a false record to get a claim approved. In addition, amendments in 1986 to the Federal False Claims Act have made it easier for private parties to bring “qui tam” whistleblower lawsuits against companies under the Federal False Claims Act. Penalties include fines ranging from $5,500 to $11,000 for each false claim, plus three times the amount of damages that the federal government sustained because of the act of that person. Qui tam actions have increased significantly in recent years, causing greater numbers of healthcare companies to have to defend a false claim action, pay fines or be excluded from Medicare, Medicaid or other federal or state healthcare programs as a result of an investigation arising out of such action.

There are other federal anti-fraud laws that that prohibit, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.

Additionally, HIPAA established two federal crimes in related to healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government sponsored programs. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines or imprisonment.

Civil Monetary Penalties Law

In addition to the Anti-Kickback Statute and the civil and criminal False Claims Acts, the federal government has the authority to seek civil monetary penalties (“CMPs”), assessments, and exclusion against an individual or entity based on a wide variety of prohibited conduct. For example, the Civil Monetary Penalties Law authorizes the imposition of substantial CMPs against an entity that engages in activities including, but not limited to: (1) knowingly presenting or causing to be presented, a claim for services not provided as claimed or which is otherwise false or fraudulent in any way; (2) knowingly giving or causing to be given false or misleading information reasonably expected to influence the decision to discharge a patient; (3) offering or giving remuneration to any beneficiary of a federal healthcare program likely to influence the receipt of reimbursable items or services; (4) arranging for reimbursable services with an entity which is excluded from participation from a federal healthcare program; (5) knowingly or willfully soliciting or receiving remuneration for a referral of a federal healthcare program beneficiary; or (6) using a payment intended for a federal health care program beneficiary for another use. Noncompliance can result in civil money penalties of up to $10,000 for each wrongful act, assessment of three times the amount claimed for each item or service and exclusion from the federal healthcare programs.

State Fraud and Abuse Provisions

Many states have also adopted some form of anti-kickback and anti-referral laws and a false claims act. We believe that we are in compliance with such laws. Nevertheless, a determination of liability under such laws could result in fines and penalties and restrictions on our ability to operate in these jurisdictions.

Physician Payment Sunshine Act

Transparency laws regarding payments or other items of value provided to healthcare providers and teaching hospitals may also impact our business practices. The federal Physician Payment Sunshine Act requires most medical device manufacturers to report annually to the Secretary of Human Health Services financial arrangements, payments, or other transfers of value made by that entity to physicians and teaching hospitals. The payment information is made publicly available in a searchable format on a CMS website. We will need to dedicate significant resources to establish and maintain systems and processes in order to comply with these regulations. Failure to comply with the reporting requirements can result in significant civil monetary penalties.

U.S. Foreign Corrupt Practices Act

The U.S. Foreign Corrupt Practices Act (the “FCPA”) prohibits U.S. corporations and their representatives from offering, promising, authorizing or making corrupt payments, gifts or transfers to any foreign government official, government staff member, political party or political candidate in an attempt to obtain or retain business abroad. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations. Activities that violate the FCPA, even if they occur wholly outside the United States, can result in criminal and civil fines, imprisonment, disgorgement, oversight, and debarment from government contracts.

U.S. Centers for Medicare and Medicaid Services; Coverage and Reimbursement

Medicare is a federal program administered by CMS through fiscal intermediaries and carriers. Available to individuals age 65 or over, and certain other individuals, the Medicare program provides, among other things, healthcare benefits that cover, within prescribed limits, the major costs of most medically necessary care for such individuals, subject to certain deductibles and copayments.

CMS has established guidelines for the coverage and reimbursement of certain products, supplies and services. In general, in order to be reimbursed by Medicare, a healthcare product or service furnished to a Medicare beneficiary must be reasonable and necessary for the diagnosis or treatment of an illness or injury, or to improve the functioning of a malformed body part. The methodology for determining coverage status and the amount of Medicare reimbursement varies based upon, among other factors, the setting in which a Medicare beneficiary received healthcare products and services. Any changes in federal legislation, regulations and policy affecting Medicare coverage and reimbursement relative to our products could have a material effect on our performance.

CMS also administers the Medicaid program, a cooperative federal/state program that provides medical assistance benefits to qualifying low income and medically needy persons. State participation in Medicaid is optional, and each state is given discretion in developing and administering its own Medicaid program, subject to certain federal requirements pertaining to payment levels, eligibility criteria and minimum categories of services. The coverage, method and level of reimbursement varies from state to state and is subject to each state’s budget restraints. Changes to the coverage, method or level of reimbursement for our products may affect future revenue negatively if reimbursement amounts are decreased or discontinued.

All CMS programs are subject to statutory and regulatory changes, retroactive and prospective rate adjustments, administrative rulings, interpretations of policy, intermediary determinations, and government funding restrictions, all of which may materially increase or decrease the rate of program payments to healthcare facilities and other healthcare providers, including those paid for our products.

Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we may seek regulatory approval by the FDA or other government authorities. Patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Patients are unlikely to use any product candidates we may develop unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of such product candidates. With respect to our ASSURE System, and any other product candidates we may develop, to the extent they are approved, sales of our ASSURE System and other future product candidates will depend, in part, on the extent to which third-party payors, including government health programs such as Medicare and Medicaid, commercial health insurers, and managed care organizations, provide coverage, and establish adequate reimbursement levels for, such product candidates. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors are increasingly challenging the prices charged, examining the medical necessity, and reviewing the accuracy of claims and overall cost-effectiveness of medical products and services and imposing controls to manage costs. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the approved products for a particular indication.

In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive clinical studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable marketing approvals. Nonetheless, product candidates may not be considered medically necessary or cost effective. A decision by a third-party payor not to cover any product candidates we may develop could reduce physician utilization of such product candidates once approved and have a material adverse effect on our sales, results of operations and financial condition. Additionally, a payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage and reimbursement for the product, and the level of coverage and reimbursement can differ significantly from payor to payor. Third-party reimbursement and coverage may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which a company or its collaborators receive marketing approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Healthcare Reform

There have been and continue to be proposals by the federal government, state governments, regulators and third-party payors to control or manage the increased costs of healthcare and, more generally, to reform the U.S. healthcare system. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit a company’s revenue generated from the sale of any approved products.

For example, in March 2010, the Affordable Care Act (the “ACA”) was enacted in the United States. The ACA contains a number of significant provisions, including those governing enrollment in federal healthcare programs, reimbursement changes and fraud and abuse measures, all of which will impact existing government healthcare programs and will result in the development of new programs.

Some of the provisions of the ACA have yet to be fully implemented, while certain provisions have been subject to judicial and Congressional challenges. Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, two bills affecting the implementation of certain taxes under the ACA have been signed into law. The Tax Act includes a provision that decreased the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year, commonly referred to as the “individual mandate,” to $0, effective January 1, 2019. On December 14, 2018, a federal district court in Texas ruled the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed as part of the Tax Act, the remaining provisions of the ACA are invalid as well. On December 18, 2019, the Fifth Circuit U.S. Court of Appeals held that the individual mandate is unconstitutional, and remanded the case to the lower court to reconsider its earlier invalidation of the full ACA. On March 2, 2020, the United States Supreme Court granted the petitions for writs of certiorari to review this case, and held oral arguments on November 10, 2020. Although the Biden Administration has reconsidered the position of the government on the constitutionality of the individual mandate and the severability of the provision from the remainder of the ACA and has officially notified the United States Supreme Court in this regard, pending a decision, the ACA remains in effect, but it is unclear at this time what effect these developments will have on the status of the ACA. On June 17, 2021, the United States Supreme Court dismissed this challenge to the ACA without specifically ruling on its constitutionality.

On January 22, 2018, former President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain ACA -mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices; however, on December 20, 2019, former President Trump signed into law the Further Consolidated Appropriations Act (H.R. 1865), which repealed the Cadillac tax, the health insurance provider tax, and the medical device excise tax. Other legislative changes have been proposed and adopted in the United States since the Affordable Care Act was enacted.

In December 2018, CMS published a final rule permitting further collections and payments to and from certain ACA qualified health plans and health insurance issuers under the Affordable Care Act risk adjustment program in response to the outcome of the federal district court litigation regarding the method CMS uses to determine this risk adjustment. Since then, the ACA risk adjustment program payment parameters have been updated annually. In addition, CMS published a final rule that would give states greater flexibility, starting in 2020, in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, includes reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, including the BBA, will remain in effect through 2030 unless additional Congressional action is taken. However, pursuant to the Coronavirus Aid, Relief and Economic Security Act, or CARES Act, and subsequent legislation, these Medicare sequester reductions are suspended from May 1, 2020 through March 31, 2021 due to the COVID-19 pandemic. On April 14, 2021, the Act to Prevent Across-the-Board Direct Spending Cuts, and for Other Purposes, extended the sequestration suspension from April 1, 2021 to December 31, 2021. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Cost Containment Measures

Our products are directly distributed by our sales personnel to our healthcare provider customers. We may be directly reimbursed by third-party payors, including Medicare, Medicaid and private health insurance plans for the rental of our devices. There have been and continue to be proposals by the federal government, state governments, regulators and third-party payors to control or manage the increased costs of healthcare and, more generally, to reform the U.S. healthcare system. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit a company’s revenue generated from the sale of any approved products.

On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, includes reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, including the BBA, will remain in effect through 2030 unless additional Congressional action is taken. However, pursuant to the Coronavirus Aid, Relief and Economic Security Act, or CARES Act, and subsequent legislation, these Medicare sequester reductions are suspended from May 1, 2020 through March 31, 2021 due to the COVID-19 pandemic. On April 14, 2021, the Act to Prevent Across-the-Board Direct Spending Cuts, and for Other Purposes, extended the sequestration suspension from April 1, 2021 to December 31, 2021.

On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Further, recently, under the former Trump administration, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several U.S. Congressional inquiries and proposed, and enacted federal and state legislation designed to bring transparency to product pricing and reduce the cost of products and services under government healthcare programs. At this time, it is unclear whether the current administration will continue to pursue legislative and/or administrative measures to control product costs.

Additionally, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what products to purchase and which suppliers will be included in their healthcare programs. CMS also continues to implement a competitive bidding program (“CBP”) enacted under the Medicare Prescription Drug, Improvement and Modernization Act of 2003 that applies to certain suppliers of durable medical equipment, prosthetics, orthotics and supplies. Under the CBP, suppliers that operate in a designated bidding area are required to submit electronic bids for certain products; CMS awards contracts to suppliers that offer the best price and meet applicable quality and financial standards. At this time, it is unclear whether the CBP will have an impact on the pricing or sales of our current or future products.

Team Members and Human Capital Resources

As of July 31, 2021, we had 104 team members, all of which are located in the United States. None of our team members is subject to a collective bargaining agreement or represented by a trade or labor union, and we have not experienced any material work stoppages to date. We consider our relationship with our team members to be good, and we are committed to inclusion and policies and procedures to maintain a safe work environment.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our team members. We believe our success depends on our ability to attract, retain, develop and motivate diverse highly skilled personnel. In particular, we depend upon the personal efforts and abilities of the principal members of our senior management to partner effectively as a team, and who provide strategic direction, develop our business, manage our operations and maintain a cohesive and stable work environment. We also rely on qualified sales managers and other skilled employees, who possess technical expertise in operations, scientific knowledge, engineering and quality management experience, in order to operate our business successfully.

Our compensation program is designed to retain, motivate and, as needed, attract highly qualified executives. Accordingly, we use a mix of competitive base salary, cash-based annual incentive compensation, performance-based equity compensation awards and other employee benefits.

Facilities

Our principal office is located at 3933 Lake Washington Blvd Northeast, Suite 200, Kirkland, Washington 98033, where we lease approximately 31,000 square feet of office space. We lease this space under a lease that terminates on April 30, 2024. We intend to add new facilities as we expand and we believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.

MANAGEMENT

The following table sets forth the names, ages and positions of our executive officers and directors:

Name	Age	Position
Brian Webster	57	President, Chief Executive Officer and Director
Traci S. Umberger	58	General Counsel, Chief Administrative Officer and Director
Vaseem Mahboob	52	Chief Financial Officer
Phillip D. Foshee, Jr.	64	Vice President of Research & Development
Cameron Pollock	59	Senior Vice President of Marketing
Michael Gill	52	Senior Vice President of Commercial Operations
Christopher Gordon	48	Director
Nicholas Downing	36	Director
John Paul (“JP”) Chilazi	32	Director
Orly Mishan	48	Director

Brian Webster is our President and Chief Executive Officer and is a Director on our Board of Directors. Mr. Webster has served in these roles at Kestra Medical Technologies, Ltd. since 2021 and at West Affum Intermediate Holdings, West Affum Holdings and Kestra Medical Technologies since 2020, 2018 and 2016, respectively. Mr. Webster has over 29 years in the medical device industry, including 10 years as President and Chief Executive Officer of Physio-Control, Inc. until joining our company in 2016. Mr. Webster served in this capacity while Physio-Control was a business unit of Medtronic, Inc. and after it became privately held by Bain Capital Private Equity. Prior to his time leading Physio-Control, a leader in the automated external defibrillation industry, Mr. Webster held executive positions within the company including Vice President roles in Operations, Sales and Marketing. He brings broad knowledge of emergency medicine, the cardiac field and the external defibrillation industry. Mr. Webster earned his Bachelor of Arts in Business from the University of Puget Sound and his Masters of Business Administration from Seattle University. We believe Mr. Webster is qualified to serve on our Board of Directors based on his knowledge of our company through his role as our President and Chief Executive Officer.

Traci S. Umberger is our General Counsel and Chief Administrative Officer and is a Director on our Board of Directors. Ms. Umberger has served in these roles at Kestra Medical Technologies, Ltd. since 2021 and at Kestra Medical Technologies since 2016. Ms. Umberger has responsibility for our company’s Legal, Compliance and Human Resources functions. Ms. Umberger has over 30 years in the healthcare industry, including 10 years as General Counsel at Physio-Control, Inc. until joining our company in 2016. Ms. Umberger served in this capacity while Physio-Control was a business unit of Medtronic, Inc. and after it became privately held by Bain Capital Private Equity. She was also appointed Chief Administrative Officer and led the global Human Resources function at Physio-Control for four years. Ms. Umberger’s 30-year legal career has included litigation and corporate practice, and she has represented technology companies, large corporations, physicians and hospital systems in private practice and as an internal counsel. Ms. Umberger earned her Bachelor of Arts in English/Psychology from the University of British Columbia and her J.D. from the University of British Columbia. We believe Ms. Umberger is qualified to serve on our Board of Directors based on her extensive legal career to date and knowledge of our company through her role as our General Counsel and Chief Administrative Officer.

Vaseem Mahboob is our Chief Financial Officer. Mr. Mahboob has served in this role at Kestra Medical Technologies, Ltd. since 2021. Prior to joining our company, Mr. Mahboob served as the Executive Vice President, Chief Financial Officer and Chief Operations Officer of DIH Technology Ltd. from 2020 to 2021. From 2015 to 2020, Mr. Mahboob served as the Chief Financial Officer of ENDOLOGIX Inc. ENDOLOGIX Inc. filed for Chapter 11 bankruptcy protection with the United States Bankruptcy Court for the Northern District of Texas in July 2020. Mr. Mahboob was also a member of the board of directors and the audit committee chair for INSYS Therapeutics from 2018 to 2019. Prior to that, Mr. Mahboob held various positions at GE Healthcare, including serving as the Chief Financial Officer of the Global Magnetic Resonance Business from 2006 to 2010, as Chief Financial Officer of the Global Ultrasound Business from 2010 to 2012, as Chief Financial Officer of the Eastern and African Growth Markets from 2013 to 2015 and as Chief Financial Officer of GE Healthcare IT from June 2015 to September 2015. Mr. Mahboob has over 26 years of experience in financial leadership roles, including 15 years in Chief Financial Officer roles. Mr. Mahboob received his Bachelor in Engineering for Computer Science from the Bangalore University and his Masters of Business Administration from the Jacobs School of Management at the State University of New York.

Phillip D. Foshee, Jr. is our Vice President of Research & Development. Mr. Foshee has served in this role at Kestra Medical Technologies, Ltd. since 2021 and at Kestra Medical Technologies since 2016. Prior to joining our company, Mr. Foshee served as the Director of Product Development at Physio-Control, Inc. since 2012. Mr. Foshee has over 35 years of research and development experience. Twenty-eight of those years were in leadership roles at medical device companies. Other prior roles include serving as the Director of Product Development at Boston Scientific from 1998 to 2010 and as the Vice President of Research & Development at InControl from 1991 to 1998, where Mr. Foshee led product development of the Metrix implantable atrial defibrillator. Mr. Foshee received his Bachelor of Science in Electrical Engineering and his Master of Science in Mechanical Engineering from Auburn University, Alabama.

Cameron Pollock is our Senior Vice President of Marketing. Mr. Pollock has served in this role at Kestra Medical Technologies, Ltd. since 2021 and at Kestra Medical Technologies since 2020. Prior to that, Mr. Pollock had been an independent consultant to our company since 2019. From 2007 through 2015, Mr. Pollock served as the Vice President of Global Marketing and Vice President of Asia-Pacific Sales at Physio-Control, Inc., and then as Chief Marketing Officer and Vice President of Asia-Pacific Sales from 2015 through 2018. Mr. Pollock has over 29 years in the medical device industry, primarily in cardiac resuscitation and diagnostic ultrasound, with roles in marketing, sales, and product development. He has extensive experience in bringing new innovations to the market and growing new product categories. Mr. Pollock has also held roles at Stryker, Medtronic, LipoSonix, SonoSite and Philips/ATL. Mr. Pollock received his Bachelor of Arts Sciences in Biological Sciences from University of Alaska, Fairbanks and his Masters of Business Administration from University of California, Berkeley.

Michael Gill is our Senior Vice President of Commercial Operations. Mr. Gill has served in this role at Kestra Medical Technologies, Ltd. since 2021 and at Kestra Medical Technologies since 2020. Mr. Gill has over 25 years of global healthcare and medical device experience including market access, sales, marketing and distribution. Prior to joining our company, Mr. Gill served as Vice President and General Manager of Senseonics, Inc. from 2017 to 2020, where he led the commercialization and launch of the first-ever implantable glucose sensor in the United States. Between May 2020 to October 2020, Mr. Gill acted as a consultant for AEC Partners. From 2008 to 2016, Mr. Gill served as Vice President Americas Region at Medtronic Diabetes and from 1993 to 1996, Mr. Gill served as Sales Representative at Stryker Corporation. Mr. Gill received his Bachelor of Science in International Business and World Trade from the State University of New York at Buffalo.

Christopher Gordon is a Director on our Board of Directors and has served in such role at Kestra Medical Technologies, Ltd. since 2021 and at Kestra Medical Technologies since 2016. Mr. Gordon co-heads Bain Capital Private Equity’s North American Private Equity business and leads Bain Capital Private Equity’s global healthcare team. Since joining Bain Capital Private Equity, Mr. Gordon has been actively involved in and served on the boards for a wide spectrum of healthcare companies in which Bain Capital Private Equity has made investments and currently serves on the board of directors of Cerevel Therapeutics, Aveanna Healthcare, Grupo Notre Dame Intermedica and U.S. Renal Care. Prior to joining Bain Capital Private Equity, Mr. Gordon was a consultant at Bain & Company. Mr. Gordon is also a founding Director of the Healthcare Private Equity Association. Mr. Gordon earned his Bachelor of Arts in Economics from Harvard College, magna cum laude, and his Masters of Business Administration from Harvard Business School, where he was a Baker scholar. We believe Mr. Gordon is qualified to serve on our Board of Directors based on his expertise and prior experience as a director of a number of healthcare companies.

Nicholas Downing is a Director on our Board of Directors and has served in such role at Kestra Medical Technologies, Ltd. since 2021 and at West Affum Intermediate Holdings, West Affum Holdings and Kestra Medical Technologies since 2020, 2019 and 2020, respectively. Dr. Downing is currently a Principal at Bain Capital Life Sciences, which he joined in 2018. Prior to joining Bain Capital Life Sciences, Dr. Downing was a resident physician at the Brigham and Women’s Hospital in Boston from 2015 to 2018, where he cared for patients on the inpatient medical service and in the outpatient clinic. Throughout his medical career, Dr. Downing has been an active health policy researcher and is the author of over 40 articles in the peer-reviewed scientific literature. Prior to his medical career, Dr. Downing was a consultant at McKinsey and Company, where he worked with clients in the pharmaceutical, hospital and financial services industries on a wide range of strategic problems. Dr. Downing graduated from Harvard College magna cum laude with a degree in chemistry. He received an M.D. cum laude from Yale University School of Medicine. We believe Dr. Downing is qualified to serve on our Board of Directors based on his extensive experience in the healthcare industry, both as a medical practitioner and as an advisor to healthcare businesses.

John Paul (JP) Chilazi is a Director on our Board of Directors and has served in such role at Kestra Medical Technologies, Ltd. since 2021 and at West Affum Intermediate Holdings and West Affum Holdings since 2020 and 2018, respectively. Mr. Chilazi joined Bain Capital Private Equity in 2013 and is a Vice President in Bain Capital’s North American Healthcare Vertical. Additionally, Mr. Chilazi is a member of Bain Capital Private Equity’s North American Private Equity team. Prior to joining Bain Capital Private Equity, Mr. Chilazi was a management consultant at McKinsey & Company, where he focused primarily on strategy and organizational design for companies in the healthcare industry. Mr. Chilazi earned his Bachelor of Arts in Economics from Harvard College, cum laude, and his Masters of Business Administration from Harvard Business School, where he was a Baker scholar. We believe Mr. Chilazi is qualified to serve on our Board of Directors based on his experience in advising and supporting the growth and development of companies in the healthcare industry.

Orly Mishan is a Director on our Board of Directors and has served in such role at Kestra Medical Technologies, Ltd. since 2021 and at Kestra Medical Technologies since 2017. Ms. Mishan has over 25 years of medical products industry experience, including over 10 years at Boston Scientific and three years in implantable diagnostics at Senseonics. As part of the founding team of Bain Capital Life Sciences, Ms. Mishan joined our Board of Directors after leading Bain Capital Life Sciences’ investment in our company in 2017. She has held various executive roles at Pfizer, Biogen and most recently as the Chief Business Officer and then advisor to Cerevel Therapeutics, a company which she helped to build while at Bain Capital Life Sciences. Ms. Mishan began her career at McKinsey & Company, serving companies in the life sciences and finance sectors. Ms. Mishan received her Bachelor of Arts from Columbia College, Columbia University. We believe Ms. Mishan is qualified to serve on our Board of Directors based on her extensive experience in corporate strategy, transactions, restructuring, product development, program management and technical operations.

Board Composition and Director Independence

Our business and affairs are managed under the direction of our Board of Directors.

Following the completion of this offering, our Board of Directors will be composed of                 directors. In accordance with our amended and restated bye-laws to be in effect upon the closing of this offering, our directors will be divided into three classes serving staggered three-year terms. At each annual meeting of shareholders, our directors will be elected to succeed the class of directors whose terms have expired. Our current board of directors will be divided among the three classes as follows:

•	the Class I directors will consist of , and , and their terms will expire at the first annual general meeting of shareholders occurring after this offering;

•	the Class II directors will consist of , and , and their terms will expire at the second annual general meeting of shareholders occurring after this offering; and

•	the Class III directors will consist of , and , and their terms will expire at the third annual general meeting of shareholders occurring after this offering.

Directors in a particular class will be elected for three-year terms at the annual general meeting of shareholders in the year in which their terms expire. As a result, only one class of directors will be elected at each annual general meeting of our shareholders, with the other classes continuing for the remainder of their respective three-year terms. Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation, retirement, disqualification or removal.

The classification of our Board of Directors, together with the ability of the shareholders to remove our directors only for cause from and after the Trigger Event and the limitations on our shareholders’ ability to call special general meetings, may have the effect of delaying or preventing a change of control or management. See the section titled “Description of Share Capital—Anti-Takeover Provisions” for a discussion of other anti-takeover provisions that are included in our memorandum of association and amended and restated bye-laws to be in effect upon the closing of this offering.

In connection with this offering, we intend to enter into a shareholders agreement with our Principal Shareholder that will provide, among other things, our Principal Shareholder with nomination rights with respect to our Board of Directors. Under the shareholders agreement, we will be required to take all necessary action to cause our Board of Directors to include individuals designated by our Principal Shareholder in the slate of nominees recommended by our Board of Directors for election by our shareholders.

Family Relationships

There are no family relationships between our Board of Directors and our executive officers.

Controlled Company Exception

Upon the closing of this offering, our Principal Shareholder will own approximately         % of our common shares (or    % of our outstanding common shares if the underwriters exercise in full their over-allotment option). As a result, we will be a “controlled company” within the meaning of the applicable listing rules of         . Under these corporate governance standards, a company of which more than 50% of the voting power is beneficially owned by an individual, group or other company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of its board of directors consist of independent directors, (2) that its board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that its board of directors have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our common shares continues to be listed on                 , we will be required to comply with these provisions within the applicable transition periods.

These exemptions do not modify the independence requirements for our audit committee, and we expect to satisfy the member independence requirement for the audit committee prior to the end of the transition period provided under                 listing standards and SEC rules and regulations for companies completing their initial public offering.

Board Committees

We anticipate that, prior to the completion of this offering, our Board of Directors will establish an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Our Board of Directors may also establish from time to time any other committees that it deems necessary or desirable. Members serve on these committees until their resignation or until otherwise determined by our Board of Directors. Each of the committees operates under its own written charter adopted by the Board of Directors, each of which will be available on our website upon the completion of this offering.

Audit Committee

Our Board of Directors will establish, effective upon the consummation of this offering, an audit committee which is responsible for, among other matters: (1) appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm; (2) discussing with our independent registered public accounting firm its independence from us; (3) reviewing with our independent registered public accounting firm the matters required to be reviewed by applicable auditing requirements; (4) approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm; (5) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC; (6) reviewing and monitoring our internal controls, disclosure controls and procedures and compliance with legal and regulatory requirements; (7) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls, auditing and federal securities law matters; and (8) reviewing and approving related person transactions.

Our audit committee will consist of                ,                and                 , with                serving as chairman. Rule 10A-3 of the Exchange Act and                rules require us to have one independent audit committee member upon the listing of our common shares on                , a majority of independent directors within 90 days of the date of listing and all independent audit committee members within one year of the date of listing. We intend to comply with the independence requirements within the time periods specified. Our Board of Directors has determined that                is an “audit committee financial expert” as defined by applicable SEC rules.

Compensation Committee

Our Board of Directors will establish, effective upon the consummation of this offering, a compensation committee which is responsible for, among other matters: (1) reviewing officer and executive compensation goals, policies, plans and programs; (2) reviewing and approving or recommending to our Board of Directors or the independent directors, as applicable, the compensation of our directors, Chief Executive Officer and other executive officers; (3) reviewing and approving employment agreements and other similar arrangements between us and our officers and other key executives; and (4) appointing and overseeing any compensation consultants.

Our compensation committee will consist of                ,                and                 , with                serving as chairman. Our Board of Directors has determined that each member of the compensation committee other than                is independent under the                listing standards and a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.

Nominating and Corporate Governance Committee

Our Board of Directors will establish, effective upon the consummation of this offering, a nominating and corporate governance committee that is responsible for, among other matters: (1) identifying individuals qualified to become members of our Board of Directors, consistent with criteria approved by our Board of Directors; (2) overseeing the organization of our Board of Directors to discharge the board’s duties and responsibilities properly and efficiently; and (3) developing and recommending to our Board of Directors a set of corporate governance guidelines and principles.

Our nominating and corporate governance committee will consist of                ,                and                 , with                serving as chairman. Our Board of Directors has determined that each member of the nominating and corporate governance committee other than                is independent under the                listing standards.

Board Oversight of Risk Management

Management is responsible for the day-to-day management of risks our company faces. Our full Board of Directors has ultimate oversight responsibility for the risk management process, and, through its committees, oversees risk in certain specified areas. In particular, our audit committee oversees management of enterprise risks as well as financial risks and is responsible for overseeing the review and approval of related party transactions. Our compensation committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements and the incentives created by the compensation awards it administers. Our nominating and corporate governance committee oversees risks associated with corporate governance, business conduct and ethics. Pursuant to our Board of Directors’ instruction, management regularly reports on applicable risks to the relevant committee or our full Board of Directors, as appropriate, with additional review or reporting on risks conducted as needed or as requested by our Board of Directors and its committees.

Code of Ethics

Our Board of Directors has adopted a code of ethics that will apply to all of our employees, officers and directors, including our executive and senior financial officers. The full text of our code of ethics will be posted on the investor relations page of our website prior to completion of this offering. The information contained on, or accessible through, our website is not incorporated by reference into this prospectus. We intend to disclose any amendments to our code of ethics, or waivers of its requirements, on our website or in filings under the Exchange Act.

Compensation Committee Interlocks and Insider Participation

None of our executive officers has served as a member of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our Board of Directors.

EXECUTIVE COMPENSATION

As an “emerging growth company” under the JOBS Act, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies” as such term is defined in the rules promulgated under the Securities Act, which permit us to limit reporting of executive compensation to our principal executive officer and our two other most highly compensated executive officers for the most recently ended fiscal year. We refer to such executive officers as our “named executive officers.”

Our named executive officers for the fiscal year ended April 30, 2021 were:

•	Brian Webster, our Principal Executive Officer and President, Chief Executive Officer and Director;

•	Traci S. Umberger, our General Counsel, Chief Administrative Officer and Director; and

•	Phillip D. Foshee, Jr., our Vice President of Research & Development.

Because Kestra Medical Technologies, Ltd. was not incorporated until May 20, 2021, the positions of our named executive officers set forth above and throughout this section of the prospectus are the positions they held with one of our principal subsidiaries, Kestra Medical Technologies. Our Chief Financial Officer, Vaseem Mahboob, joined our company subsequent to the fiscal year ended April 30, 2021 and was appointed as Chief Financial Officer of Kestra Medical Technologies, Ltd. in October 2021.

Summary Compensation Table

The following table sets forth information regarding compensation earned during the fiscal year ended April 30, 2021 by our named executive officers.

Officer	FY	Salary ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(3)	Total Compensation ($)
Brian Webster (President & Chief Executive Officer)	2021	460,070	190,498	222,810	40,571	913,949
Traci S. Umberger (General Counsel & Chief Administrative Officer)	2021	312,769	52,691	117,358	24,855	507,673
Phillip D. Foshee, Jr. (Vice President of Research & Development)	2021	276,338	—	91,443	17,455	385,236

(1)	The amounts reported represent the base salary paid to each of our named executive officers during the fiscal year ended April 30, 2021.

(2)	The amounts reported represent the grant date fair value of the options, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718.

(3)	The amounts reflected in “All Other Compensation” consist of the following:

Officer	Business Allowance ($)	401(k) Company Match ($)	Life Insurance Premiums ($)	Executive Physical ($)	Total “All Other Compensation” ($)
Brian Webster (President & Chief Executive Officer)	13,200	12,028	12,343	3,000	40,571
Traci S. Umberger (General Counsel & Chief Administrative Officer)	12,000	8,141	1,714	3,000	24,855
Phillip D. Foshee, Jr. (Vice President of Research & Development)	—	12,820	1,635	3,000	17,455

Outstanding Equity Awards Table

The following table provides information about outstanding equity awards held by each of our named executive officers as of April 30, 2021.

		Option Awards(1)
Officer	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable(2)	Number of Securities Underlying Unexercised Options (#) Unexercisable(2)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(2)
Brian Webster (President & Chief Executive Officer)	10/21/14	132,702.19	0	132,702.19
Brian Webster (President & Chief Executive Officer)	10/17/16	63,641.73	21,213.91	84,855.64
Brian Webster (President & Chief Executive Officer)	3/26/18	129,802.34	43,267.45	173,069.79
Brian Webster (President & Chief Executive Officer)	11/26/19	40,999.43	20,499.71	61,499.14
Brian Webster (President & Chief Executive Officer)	12/15/20	0	64,815.30	64,815.30
Traci S. Umberger (General Counsel & Chief Administrative Officer)	10/21/14	32,177.00	0	32,177.00
Traci S. Umberger (General Counsel & Chief Administrative Officer)	10/26/16	20,367.92	6,789.31	27,157.23
Traci S. Umberger (General Counsel & Chief Administrative Officer)	3/20/18	36,533.78	12,177.92	48,711.70
Traci S. Umberger (General Counsel & Chief Administrative Officer)	11/26/19	11,340.23	5,670.17	17,010.40
Traci S. Umberger (General Counsel & Chief Administrative Officer)	12/15/20	0	17,927.64	17,927.64
Phillip D. Foshee, Jr. (Vice President of Research & Development)	10/21/14	15,324.96	5,108.32	20,433.28
Phillip D. Foshee, Jr. (Vice President of Research & Development)	3/14/16	1,563.29	521.10	2,084.39
Phillip D. Foshee, Jr. (Vice President of Research & Development)	12/31/16	6,281.25	2,093.75	8,375.00
Phillip D. Foshee, Jr. (Vice President of Research & Development)	3/23/18	17,971.07	5,990.35	23,961.42

(1)

This table reflects information regarding incentive units granted to our named executive officers that were outstanding as of April 30, 2021. For more information on these incentive units, see the “Equity Incentive Compensation” section below. The incentive units are not traditional options, and therefore, there is no exercise price, but rather the incentive units participate in distributions attributable to the appreciation in the fair market value of West Affum LP, or profits of West Affum LP, after their respective dates of grant. The incentive units have no expiration date.

(2)

All incentive units granted to our named executive officers that were outstanding as of April 30, 2021 vest based on the achievement of specified phases of the Company’s development program (all of which were achieved as of July 2021), subject to continued employment through each applicable date, other than the

December 2020 grants to Mr. Webster and Ms. Umberger, which are subject to time-based vesting and vest in three equal installments on July 1, 2021, July 1, 2022 and July 1, 2023.

Employment Arrangements

Brian Webster

In October 2016, Kestra Medical Technologies entered into an employment agreement with Mr. Webster to serve as the Chief Executive Officer of Kestra Medical Technologies and our principal executive officer. The initial term of his employment agreement expired on December 31, 2020, however, the employment agreement provides for automatic successive one-year renewals unless either party provides 90 days’ prior written notice. Mr. Webster’s employment agreement provides for an initial annual base salary of $400,000 (which is subject to review by the Board at least annually for possible increase), as well as eligibility for Mr. Webster to earn an annual cash bonus with a target bonus opportunity equal to a specified percentage of base salary as described below in the “Non-Equity Incentive Plan Compensation” section.

Mr. Webster participates in the Company’s Executive Benefits Policy, which provides for a matching employer contribution under Kestra Medical Technologies’ 401(k) plan, and medical, vision, dental, life and accidental death and dismemberment (“AD&D”) insurance, disability and an FSA.

Upon a termination due to death or disability, Mr. Webster is entitled to receive a pro rata portion of his annual cash bonus for the calendar year of termination, based on actual achievement. Upon a termination by Kestra Medical Technologies without Cause, resignation by Mr. Webster for Good Reason (each as defined in the employment agreement), or non-renewal of the employment agreement term by Kestra Medical Technologies, subject to Mr. Webster timely executing and not revoking a release of claims in Kestra Medical Technologies’ favor and his continued compliance with the restrictive covenants set forth in the employment agreement (as described below), Mr. Webster is entitled to receive (i) a cash payment equal to two times the sum of his current (x) base salary and (y) target bonus, payable in equal monthly installments for a period of 12 months following termination, and (ii) continued participation in Kestra Medical Technologies’ group health plan for 12 months following termination.

Mr. Webster’s employment agreement provides for the following restrictive covenants: (i) non-competition, and non-solicitation and non-hire of employees or service providers, in each case, during employment and for two years following termination, (ii) perpetual mutual non-disparagement, (iii) perpetual non-disclosure of confidential information, and (iv) assignment of intellectual property.

Traci S. Umberger

In October 2016, Kestra entered into an employment agreement with Ms. Umberger to serve as the General Counsel, Chief Administrative Officer of Kestra Medical Technologies. The initial term of her employment agreement expired on December 31, 2020, however, the employment agreement provides for automatic successive one-year renewals unless either party provides 90 days’ prior written notice. Ms. Umberger’s employment agreement provides for an initial annual base salary of $260,000 (which is subject to review by the Board at least annually for possible increase), as well as eligibility for Ms. Umberger to earn an annual cash bonus with a target bonus opportunity equal to a specified percentage of base salary as described below in the “Non-Equity Incentive Plan Compensation” section.

Ms. Umberger participates in Kestra Medical Technologies’ Executive Benefits Policy, which provides for a matching employer contribution under the Company’s 401(k) plan, and medical, vision, dental, life and AD&D insurance, disability and an FSA.

Upon a termination due to death or disability, Ms. Umberger is entitled to receive a pro rata portion of her annual cash bonus for the calendar year of termination, based on actual achievement. Upon a termination by

Kestra Medical Technologies without Cause, resignation by Ms. Umberger for Good Reason (each as defined in the employment agreement), or non-renewal of the employment agreement term by Kestra Medical Technologies, subject to Ms. Umberger timely executing and not revoking a release of claims in Kestra Medical Technologies’ favor and her continued compliance with the restrictive covenants set forth in the employment agreement (as described below), Ms. Umberger is entitled to receive (i) a cash payment amount equal to two times the sum of her current (x) base salary and (y) target bonus, payable in equal monthly installments for a period of 12 months following termination, and (ii) continued participation in the Kestra Medical Technologies’ group health plan for 12 months following termination.

Ms. Umberger’s employment agreement provides for the following restrictive covenants: (i) non-competition, and non-solicitation and non-hire of employees or service providers, in each case, during employment and for two years following termination, (ii) perpetual mutual non-disparagement, (iii) perpetual non-disclosure of confidential information, and (iv) assignment of intellectual property.

Vaseem Mahboob

Effective October 15, 2021, Kestra Medical Technologies, Ltd. entered into an employment agreement with Mr. Mahboob to serve as the Chief Financial Officer of Kestra Medical Technologies, Ltd. The initial term of his employment agreement expires in April 2025, and the employment agreement provides for automatic successive one-year renewals unless either party provides 90 days’ prior written notice. Mr. Mahboob’s employment agreement provides for an initial annual base salary of $375,000 (which is subject to review by the Board at least annually for possible increase), as well as eligibility for Mr. Mahboob to earn an annual cash bonus with a target bonus opportunity equal to a specified percentage of base salary as described below in the “Non-Equity Incentive Plan Compensation” section. Mr. Mahboob is guaranteed a full year annual cash bonus for the fiscal year ending April 30, 2022, subject to his continued employment at the time of payment.

Mr. Mahboob participates in the Company’s Executive Benefits Policy, which provides for a matching employer contribution under Kestra Medical Technologies’ 401(k) plan, and medical, vision, dental, life and AD&D insurance, disability and an FSA.

Upon a termination due to death or disability, Mr. Mahboob is entitled to receive a pro rata portion of his annual cash bonus for the fiscal year of termination, based on actual achievement. Upon a termination by Kestra Medical Technologies Ltd. without Cause, resignation by Mr. Mahboob for Good Reason (each as defined in the employment agreement), or non-renewal of the employment agreement term by Kestra Medical Technologies, Ltd., subject to Mr. Mahboob timely executing and not revoking a release of claims in Kestra Medical Technologies, Ltd.’s favor and his continued compliance with the restrictive covenants set forth in the employment agreement (as described below), Mr. Mahboob is entitled to receive (i) a cash payment equal to one times the sum of his current (x) base salary and (y) target bonus, payable in equal monthly installments for a period of 12 months following termination, and (ii) continued participation in Kestra Medical Technologies Ltd.’s group health plan for six months following termination.

Mr. Mahboob’s employment agreement provides for the following restrictive covenants: (i) non-competition, and non-solicitation and non-hire of employees, in each case, during employment and for one year following termination, (ii) perpetual mutual non-disparagement, (iii) perpetual non-disclosure of confidential information, and (iv) assignment of intellectual property.

Phillip D. Foshee, Jr.

In September 2017, Mr. Foshee entered into a restrictive covenants agreement with Kestra Medical Technologies, which provides for the following: (i) non-solicitation of employees during employment and for one year following termination, and (ii) assignment of intellectual property. Such agreement also provides for non-competition during employment and for two years following termination (which may be reduced to one year in certain circumstances); provided, that if Mr. Foshee experiences economic hardship due to the foregoing restriction, Kestra Medical Technologies is obligated to make certain payments to him calculated based on his base salary at the time of his termination of employment. Kestra Medical Technologies is not required to make such payments if it waives its right to enforce the post-termination non-competition restricted period.

Mr. Foshee participates in Kestra Medical Technologies’ Executive Benefits Policy, which provides for a matching employer contribution under the Company’s 401(k) plan, and medical, vision, dental, life and AD&D insurance, disability and an FSA.

Mr. Foshee is eligible to receive severance benefits under Kestra Medical Technologies’ Severance and Other Pay Benefit Policy, effective as of April 1, 2021. Such policy provides that, in the event of a change of control of Kestra Medical Technologies, an involuntary termination due to a reduction in force or downsizing, a change in company director or job elimination, executives shall receive severance benefits ranging from 8—16 weeks of base salary based on years of service with Kestra Medical Technologies (ranging from less than one year to five years of more). The executive may choose to receive such severance as a base salary continuation or in a lump sum.

Non-Equity Incentive Plan Compensation

Mr. Webster, Ms. Umberger and Mr. Mahboob are each eligible to receive an annual bonus during each fiscal year, with a target annual bonus opportunity equal to 50%, 40% and 40% of the respective annual base salary, respectively. Mr. Foshee is eligible to earn quarterly bonuses during each fiscal year, with a target annual bonus opportunity equal to 35% of his annual base salary. The performance goals for all Kestra Medical Technologies employees (including our named executive officers) are defined for each quarter, based on the performance of the overall company (and the applicable division of the company) and the applicable individual. Any annual bonus payable to Mr. Webster, Ms. Umberger and Mr. Mahboob is paid following completion of the fiscal year to which performance relates, subject to the Board of Directors’ determination of achievement of the applicable performance goals. Any quarterly bonus payable to Mr. Foshee is paid in the quarter following quarter in which such quarterly bonus is earned, subject to the Board of Directors’ determination of achievement of the applicable performance goals.

Equity Incentive Compensation

Incentive Units

West Affum LP has granted incentive units to certain employees and service providers of Kestra Medical Technologies, which are governed by the terms of the individual award agreement documenting the grant and the Partnership Agreement. The incentive units are intended to qualify as “profits interests” for federal income tax purposes. As of April 30, 2021, 1,054,432 incentive units had been issued and are outstanding pursuant to the Partnership Agreement.

Vesting

Unless otherwise provided in an individual award agreement, grants of incentive units vest either based on the achievement of specified performance goals or based on service. The performance-based incentive units generally vest based on the achievement of specified phases of Kestra Medical Technologies’ development program, subject to continued employment through each applicable date. The time-based incentive units generally vest 25% on the first four anniversaries of the applicable grant date, subject to continued employment through each such date. The time-based incentive units for Mr. Webster and Ms. Umberger vest in three equal installments on July 1, 2021, July 1, 2022 and July 1, 2023. Further information with respect to our named executive officers’ equity awards is set forth above in the Outstanding Equity Awards Table. All unvested incentive units accelerate and vest upon the occurrence of a Sale of the Partnership (as defined in the Partnership Agreement).

Notwithstanding the foregoing, in connection with this offering, any vested incentive units will be converted to common shares of Kestra Medical Technologies, Ltd. and any unvested incentive units will be converted to restricted common shares of Kestra Medical Technologies, Ltd that will be subject to the same vesting terms, in each case, as described further in the section titled “Organizational Transactions” included elsewhere in this prospectus.

Restrictive Covenants

Incentive unit holders are generally subject to the following restrictive covenants, which are included in the applicable award agreement, (i) non-competition, and non-solicitation and non-hire of employees or service providers, in each case, during employment and for one year following termination, (ii) perpetual mutual non-disparagement, (iii) perpetual non-disclosure of confidential information and (iv) assignment of intellectual property.

Compensation Plans

We expect that we will adopt a new equity incentive plan, an employee stock purchase plan and a new cash incentive plan in connection with this offering, the terms of which will be described in a subsequent filing.

Director Compensation

We did not have any non-employee directors who received compensation for their service on our Board of Directors and committees to our Board of Directors for the fiscal year ended April 30, 2021. The terms of any future compensation policy for our non-employee directors will be described in a subsequent filing.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Certain agreements described in this section, or forms of such agreements as they will be in effect at the time of this offering, are filed as exhibits to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference thereto.

The following is a description of transactions, other than compensation arrangements, since May 1, 2018 to which we have been a participant or will be a participant and in which (1) the amount involved exceeded or will exceed $120,000 and (2) any of our directors, executive officers or holders of more than 5% of our share capital, or any members of their immediate family, had or will have a direct or indirect material interest.

Registration Rights Agreement

In connection with this offering, we intend to enter into a registration rights agreement with certain of our shareholders, including our Principal Shareholder. The registration rights agreement will provide our Principal Shareholder and certain other shareholders with registration rights whereby, at any time following this offering and the expiration of any related lock-up period, such shareholders can require us to register our common shares under the Securities Act, and the shareholders party to the agreement will have certain rights to sell their shares in registered offerings initiated by us or our Principal Shareholder.

We expect to terminate the existing registration rights agreement, dated October 21, 2014, among West Affum LP and certain of our shareholders, including our Principal Shareholder, in connection with the Organizational Transactions and this offering.

Shareholders Agreement

In connection with this offering, we intend to enter into a shareholders agreement with certain of our shareholders, including our Principal Shareholder. Pursuant to the shareholders agreement, we will be required to take all necessary action to cause the Board of Directors and its committees to include director candidates designated by our Principal Shareholder in the slate of director nominees recommended by the Board of Directors for election by our shareholders. These nomination rights are described in this prospectus in the sections titled “Management—Board Composition and Director Independence” and “Management—Board Committees.” The shareholders agreement will also provide that we will obtain customary director indemnity insurance and enter into indemnification agreements with our Principal Shareholder’s director designees.

We expect to terminate the existing securityholders’ agreement, dated October 21, 2014, as amended by the first amendment dated December 8, 2017, among West Affum LP and certain of our shareholders, including our Principal Shareholder, in connection with the Organizational Transactions and this offering.

Partnership Agreement

Prior to this offering, the partners of West Affum LP are comprised of our Principal Shareholder, certain members of management and our Board of Directors, and certain other equity holders. West Affum LP and such partners are party to the Partnership Agreement, which sets forth certain provisions relating to their respective rights and obligations with respect to their partnership interests. We expect to terminate the Partnership Agreement in connection with the Organizational Transactions and this offering.

Certain Relationships

Affiliates of our Principal Shareholder have ownership interests in a broad range of companies. From time to time, we collaborate with our Principal Shareholder and/or its affiliates to source and outsource certain goods and services and enter into other commercial transactions in the ordinary course of our business. We believe that all such arrangements have been entered into in the ordinary course of business and have been negotiated on commercially reasonable terms.

Indemnification Agreements

In connection with this offering, we will enter into indemnification agreements with each of our directors and executive officers. These indemnification agreements will provide the directors and executive officers with contractual rights to indemnification and expense advancement that are, in some cases, broader than the specific indemnification provisions contained under Bermuda law. See the section titled “Description of Share Capital—Indemnification of Directors and Officers” for additional information regarding indemnification under Bermuda law and our amended and restated bye-laws to be in effect upon the closing of this offering.

Other Related Party Transactions

Loan Note

As discussed under the section titled “Organizational Transactions,” in connection with the transfer of the intellectual property portfolio of West Affum Holdings to West Affum Holdings Designated Activity Company, we expect that West Affum Holdings Designated Activity Company will enter into the Loan Note in favor of West Affum Holdings.

The Loan Note to be issued by West Affum Holdings Designated Activity Company will be for an aggregate amount of €         and will mature in                . Interest will accrue under the Loan Note at a rate of    % per annum and will be payable quarterly in arrears. Failure to pay any amount of interest or principal under the Loan Note when such amount is due will result in an additional                % of interest per annum accruing on such unpaid amount from the due date of such payment until the date of payment. All or a portion of the Loan Note may be redeemed at any time or from time to time upon                days’ prior written notice by West Affum Holdings Designated Activity Company, plus accrued and unpaid interest to and including the date of redemption.

Related Party Transactions Policy

Our Board of Directors will adopt a policy, effective upon the completion of this offering, that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common shares and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with us without the prior consent of our audit committee. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of our common shares or any member of the immediate family of any of the foregoing persons in which the amount involved exceeds $120,000 and such person would have a direct or indirect interest must first be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee is to consider the material facts of the transaction, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

We did not have a formal review and approval policy for related party transactions at the time of any of the transactions described above. However, all of the transactions described above were entered into after presentation, consideration and approval by our Board of Directors and/or our audit committee.

PRINCIPAL SHAREHOLDER

The following table sets forth the beneficial ownership of our common shares as of July 31, 2021 by:

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common shares;

•	each of our named executive officers;

•	each of our current directors; and

•	all of our executive officers and directors as a group.

The percentage ownership information before the offering is based upon                  common shares outstanding as of July 31, 2021, after giving pro forma effect to the Organizational Transactions and the effectiveness of our amended and restated bye-laws to be in effect upon the closing of this offering. Each shareholder’s percentage ownership after the offering is based on common shares outstanding immediately after the completion of this offering. We have granted the underwriters an over-allotment option to purchase up to                additional common shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Common shares subject to options that are currently exercisable or exercisable within 60 days of July 31, 2021 are deemed to be outstanding and beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each shareholder identified in the table possesses sole voting and investment power over all common shares shown as beneficially owned by the shareholder.

Except as otherwise noted below, the address for persons or entities listed in the table is c/o Kestra Medical Technologies, Ltd., 3933 Lake Washington Blvd NE Suite 200, Kirkland, Washington 98033.

NAME OF BENEFICIAL OWNER	SHARES BENEFICIALLY OWNED BEFORE THIS OFFERING		SHARES BENEFICIALLY OWNED AFTER THIS OFFERING (WITHOUT OPTION)		SHARES BENEFICIALLY OWNED AFTER THIS OFFERING (WITH OPTION)
	NUMBER	%	NUMBER	%	NUMBER	%
5% Shareholder
Bain Capital(1)
Named Executive Officers and Directors
Brian Webster
Traci S. Umberger
Vaseem Mahboob
Phillip D. Foshee, Jr.
Christopher Gordon
Nicholas Downing
JP Chilazi
Orly Mishan
All executive officers and directors as a group ( persons)

*	Represents beneficial ownership of less than one percent.

(1)

Shares held by                , an investment fund advised by affiliates of Bain Capital L.P. The principal business address of                is c/o Bain Capital Private Equity, L.P., 200 Clarendon Street, Boston, Massachusetts 02116.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following is a summary of certain provisions of the instruments evidencing our material indebtedness. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the definitive documentation with respect to such indebtedness, including the definitions of certain terms therein that are not otherwise defined in this prospectus.

On September 24, 2020, West Affum Holdings and Kestra Medical Technologies (together with West Affum Holdings, individually and collectively, jointly and severally, “Borrower”), entered into the KLIM Facility among Kennedy Lewis Management LP, a Delaware limited partnership, as collateral agent (in such capacity, together with its successors and assigns in such capacity, “Collateral Agent”), the lenders party thereto from time to time (each a “Lender” and collectively, the “Lenders”), the Borrower and each guarantor party thereto from time to time. The KLIM Facility provides for a senior secured delayed draw term loan facility in an aggregate principal amount of up to $50.0 million (the “Term Loan”). The funding of the Term Loan amount will be available in up to three tranches, which are subject to certain funding, regulatory or revenue milestones, with $20.0 million available in the first tranche and $15.0 million available in each of the second and third tranches.

On December 28, 2020, the Borrower drew the first tranche of the Term Loan in the amount of $20.0 million. As of the date of this prospectus, the Borrower had not drawn the second and third tranches of the Term Loan.

The Term Loan bears interest on outstanding balances of 14.5% per annum, which can be paid-in-kind, accrued and added to the principal balance and compounded quarterly until the earlier of the repayment or maturity date of the Term Loan; provided that following achievement of the regulatory milestone for the second tranche, the Term Loan will bear interest of 12.5% per annum, up to 6.5% of which can be paid-in-kind, accrued and added to the principal and compounded quarterly until the earlier of either the repayment or maturity date of the Term Loan. All interest is due and payable quarterly in arrears, with any paid-in-kind interest designations made no more frequently than quarterly.

The Term Loan will mature on September 24, 2025. The Term Loan is not subject to amortization; provided that if the Borrower fails to achieve certain specified revenue targets as described in the table below, in each case measured as of the last calendar day of each fiscal quarter beginning with the fiscal quarter ended July 31, 2022, any outstanding tranches of the Term Loan would begin to amortize over twenty-four months and the applicable interest rate would increase by 1%, subject to certain cure provisions.

Date	Revenue Target
July 31, 2022	$9,387,000
October 31, 2022	$15,220,000
January 31, 2023	$20,050,000
April 30, 2023 and the last calendar day of each fiscal quarter thereafter	$25,000,000

The Term Loan may be prepaid in whole or in part at any time for any reason at the option of the Borrower and is required to be mandatorily prepaid upon a change in control of Borrower or upon any acceleration of the Term Loan, subject to certain prepayment penalties.

The KLIM Facility includes a number of negative covenants imposing certain restrictions on our business, including, among other things, restrictions on our ability to incur indebtedness, prepay or amend certain indebtedness, incur liens, make certain fundamental changes including mergers or dissolutions, pay dividends and make other payments, repurchases and redemptions in respect of capital stock, make loans and investments, sell assets, change our lines of business, enter into transactions with affiliates and certain other corporate actions. Such negative covenants are subject to customary and other agreed-upon exceptions. The KLIM Facility also includes customary affirmative covenants. The KLIM Facility also contains a minimum liquidity covenant that requires the Borrower to maintain a minimum unrestricted cash balance of $1.5 million.

The KLIM Facility contains a number of customary events of default. If an event of default occurs, subject to varying cure periods and rights for certain events of default, the Collateral Agent and the required lenders will be entitled to take various actions, including the acceleration of amounts due thereunder, the termination of loan commitments in respect of the Term Loan and/or other actions permitted to be taken by a secured creditor.

For further information, see Note 7, Long-Term Debt, to our consolidated financial statements and Note 7, Long-Term Debt, to our condensed consolidated financial statements included elsewhere in this prospectus.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital and provisions of our memorandum of association and amended and restated bye-laws are summaries. You should also refer to the memorandum of association and the amended and restated bye-laws, which are filed as exhibits to the registration statement of which this prospectus is part.

General

We are an exempted company incorporated under the laws of Bermuda. We are registered with the Registrar of Companies in Bermuda under registration number 56682. We were incorporated on May 20, 2021 under the name Kestra Medical Technologies, Ltd. Our principal office is located at 3933 Lake Washington Blvd NE, Suite 200, Kirkland, Washington 98033, and our registered office is located in Cumberland House, 7th Floor, 1 Victoria Street, Hamilton HM 11, Bermuda.

The objects of our business are unrestricted, and Kestra Medical Technologies, Ltd. has the capacity of a natural person. We can therefore undertake activities without restriction on our capacity.

Since our incorporation, there have been no material changes to our share capital, mergers, amalgamations or consolidations of us or any of our subsidiaries, no material changes in the mode of conducting our business and no material changes in the types of products produced or services rendered. There have been no bankruptcy, receivership or similar proceedings with respect to us or our subsidiaries.

There have been no public takeover offers by third parties for our shares nor any public takeover offers by us for the shares of another company that have occurred during the last or current financial years.

Initial settlement of our common shares will take place on the closing date of this offering through The Depository Trust Company (“DTC”), in accordance with its customary settlement procedures for equity securities registered through DTC’s book-entry transfer system. Each person beneficially owning common shares registered through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of the common shares.

Share Capital

Immediately following the closing of this offering, our authorized share capital will consist of                common shares, $1.00 par value per common share. As of July 31, 2021, prior to effecting the Organizational Transactions, we had                common shares issued and outstanding. After the consummation of the Organizational Transactions, this offering and the use of the net proceeds therefrom as described under the section titled “Use of Proceeds,” we expect to have                common shares outstanding, assuming no exercise by the underwriters of their over-allotment option, or                common shares if the underwriters exercise their over-allotment option in full. Pursuant to our amended and restated bye-laws to be in effect upon the closing of this offering, subject to the requirements of                  , and to any resolution of the shareholders to the contrary, our Board of Directors is authorized to issue any of our authorized but unissued shares. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our shares provided our common shares remain listed on an appointed stock exchange, which includes                 .

Common Shares

Dividend Rights

Under Bermuda law, a company may not declare or pay dividends, or make distributions out of contributed surplus, if there are reasonable grounds for believing that (1) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (2) the realizable value of its assets would thereby be less than its liabilities. “Contributed surplus” is defined for purposes of Section 54 of the Companies Act to include the proceeds arising from donated shares, credits resulting from the redemption or conversion of shares at less than the amount set up as nominal capital and donations of cash and other assets to the company. Under our amended and restated bye-laws to be in effect upon the closing of this offering, each common share is entitled to dividends if, as and when dividends are declared by our Board of Directors, subject to any preferred dividend right of the holders of any preference shares. We do not anticipate paying cash dividends in the foreseeable future.

Voting Rights

Holders of common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares. Unless a different majority is required by law or by our amended and restated bye-laws to be in effect upon the closing of this offering, resolutions to be approved by holders of common shares require approval by a simple majority of votes cast at a meeting at which a quorum is present.

Majority shareholders do not generally owe any duties to other shareholders to refrain from exercising all of the votes attached to their shares. There are no deadlines in the Companies Act relating to the time when votes must be exercised.

The key powers of our shareholders include the power to alter the terms of our memorandum of association and to approve and thereby make effective any alterations to our amended and restated bye-laws to be in effect upon the closing of this offering made by the Board of Directors. Pursuant to Bermuda law, dissenting shareholders holding 20% of our issued share capital may apply to the court to annul or vary an alteration to our memorandum of association. A majority vote against an alteration to our amended and restated bye-laws to be in effect upon the closing of this offering made by the Board of Directors will prevent the alteration from becoming effective. Other key powers are to approve the alteration of our capital, including a reduction in share capital, to approve the removal of a director, to resolve that we will be wound up or discontinued from Bermuda to another jurisdiction or to enter into an amalgamation, merger or winding up. Under the Companies Act, all of the foregoing corporate actions require approval by an ordinary resolution (a simple majority of votes cast), unless our amended and restated bye-laws to be in effect upon the closing of this offering provide otherwise, which our bye-laws will. Our amended and restated bye-laws to be in effect upon the closing of this offering will provide that the Board of Directors may, with the sanction of a resolution passed by a simple majority of votes cast at a general meeting with the necessary quorum for such meeting of two persons at least holding or representing a majority of our issued common shares (or the class of securities, where applicable), amalgamate or merge us with another company. In addition, our amended and restated bye-laws to be in effect upon the closing of this offering will permit us to reduce our issued share capital with the authority of an ordinary resolution of the shareholders. Not less than ten days’ prior written notice of any resolution to reduce our issued share capital and a copy of such resolution shall be circulated to all shareholders who would be entitled to vote on the resolution at a general meeting at which the resolution could have been considered.

The Companies Act provides that a company shall not be bound to take notice of any trust or other interest in its shares. There is a presumption that all the rights attaching to shares are held by, and are exercisable by, the registered holder, by virtue of being registered as a member of the company. Our relationship is with the registered holder of our shares. If the registered holder of the shares holds the shares for someone else (the beneficial owner), then the beneficial owner is entitled to the shares and may give instructions to the registered holder on how to vote the shares. The Companies Act provides that the registered holder may appoint more than one proxy to attend a shareholder meeting, and consequently where rights to shares are held in a chain the registered holder may appoint the beneficial owner as the registered holder’s proxy.

Pre-emptive or Conversion Rights

The Companies Act does not, and our amended and restated bye-laws to be in effect upon the closing of this offering will not, confer any pre-emptive or sinking fund rights attached to our common shares.

Redemption, Repurchase and Surrender of Shares

Subject to certain balance sheet restrictions, the Companies Act permits a company to purchase its own shares if it is able to do so without becoming cash flow insolvent as a result. Where a company purchases its own shares, such shares may be cancelled (in which event, the company’s issued, but not its authorized, capital will be diminished accordingly) or held as treasury shares. The restrictions are that the par value of the share must be charged against the company’s issued share capital account or a company fund which is available for dividend or distribution or be paid for out of the proceeds of a fresh issue of shares. Any premium paid on the repurchase of shares must be charged to the company’s current share premium account or charged to a company fund which is available for dividend or distribution. The Companies Act does not impose any requirement that the directors shall make a general offer to all shareholders to purchase their shares pro rata to their respective shareholdings. Our amended and restated bye-laws to be in effect upon the closing of this offering will not contain any specific rules regarding the procedures to be followed by us when purchasing our common shares, and consequently the primary source of our obligations to shareholders when we tender for our common shares will be the rules of the listing exchanges on which our common shares are listed.

Liquidation Rights

In the event of our liquidation, dissolution or winding up, the holders of common shares are entitled to share in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any outstanding preference shares.

Preference Shares

Pursuant to Bermuda law and our amended and restated bye-laws to be in effect upon the closing of this offering, our Board of Directors may, by resolution, establish one or more series of preference shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by our Board of Directors without any further shareholder approval. Such rights, preferences, powers and limitations, as may be established, could have the effect of discouraging an attempt to obtain control of our company.

Variation of Rights

If at any time we have more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied either: (1) with the consent in writing of the holders of 75% of the issued shares of that class; or (2) with the sanction of a resolution passed by a simple majority of the votes cast at a general meeting of the relevant class of shareholders at which a quorum of two or more persons holding (or representing by proxy) at least one-third of the issued shares of the applicable class is present. Our amended and restated bye-laws to be in effect upon the closing of this offering will specify that the creation or issue of shares ranking equally with existing preference shares will not, unless expressly provided by the terms of issue of existing preference shares, vary the rights attached to existing preference shares. In addition, the creation or issue of preference shares ranking prior to common shares will not be deemed to vary the rights attached to common shares or, subject to the terms of any other class or series of preference shares, to vary the rights attached to any other class or series of preference shares.

Transfer of Shares

Our Board of Directors may, in its absolute discretion and without assigning any reason, refuse to register the transfer of a share on the basis that it is not fully paid. Our Board of Directors may also refuse to recognize an instrument of transfer of a share unless it is accompanied by the relevant share certificate and such other evidence of the transferor’s right to make the transfer as our Board of Directors shall reasonably require and must refuse to register the transfer unless all applicable consents, authorizations and permissions of any governmental agency or body in Bermuda have been obtained. Subject to these restrictions, a holder of common shares may transfer the title to all or any of his common shares by completing a form of transfer in the form set out in our amended and restated bye-laws to be in effect upon the closing of this offering (or as near thereto as circumstances admit) or in such other common form as our Board of Directors may accept or in accordance with the rules of the exchange on which the common shares are listed. If required, the instrument of transfer must be signed by the transferor and transferee, although in the case of a fully paid share our Board of Directors may accept the instrument signed only by the transferor. Our common shares may also be transferred without a written instrument if transferred by an appointed agent or otherwise in accordance with the Companies Act.

Meetings of Shareholders

Under Bermuda law, a company is required to convene an annual general meeting of shareholders each calendar year (the “annual general meeting”). However, the shareholders may by resolution waive this requirement, either for a specific year or period of time, or indefinitely. When the requirement has been so waived, any shareholder may, on notice to the company, terminate the waiver no more than three months before the end of the year, in which case an annual general meeting must be called. We have chosen not to waive the convening of an annual general meeting.

Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting, but the accidental omission to give notice to any person entitled to receive notice does not invalidate the proceedings at a meeting. Our amended and restated bye-laws to be in effect upon the closing of this offering will provide that at least ten days but not more than sixty days advance notice be given to shareholders entitled to receive notice of the annual general meeting and of any special general meeting.

Our amended and restated bye-laws will establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors. In order for any matter to be “properly brought” before a meeting, a shareholder will have to comply with advance notice requirements and provide us with certain information. Our amended and restated bye-laws allow the chairperson of the meeting of shareholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed.

These provisions may defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Company.

Access to Books and Records and Dissemination of Information

Members of the general public have a right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include a company’s memorandum of association, including its objects and powers, and certain alterations to the memorandum of association. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company’s audited financial statements, which must be presented in the annual general meeting (unless all the shareholders and all of the directors agree to dispense with this requirement). The register of members of a company is also open to inspection by shareholders and by members of the general public without charge. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than thirty days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Election and Removal of Directors

Our amended and restated bye-laws to be in effect upon the closing of this offering will provide that, except in relation to the right of the holders of any series of preference shares to elect additional directors, our Board of Directors shall consist of such number of directors (not being less than seven directors or more than nine directors) as the Board of Directors may determine. Upon the closing of this offering, our Board of Directors will consist of three classes of directors (other than those directors elected by the holders of any series of preference shares, voting separately as a series or together with one or more other such series, as the case may be). Each director will serve a three-year term. See “Management—Board Composition and Director Independence.”

Where a director is to be elected at an annual general meeting, notice of any such proposal for election must be given not less than 90 days nor more than 120 days before the anniversary of the last annual general meeting prior to the giving of the notice or, in the event the annual general meeting is called for a date that is not less than 30 days before or after such anniversary the notice must be given not later than ten days following the earlier of the date on which notice of the annual general meeting was posted to shareholders or the date on which public disclosure of the date of the annual general meeting was made. Where a director is to be elected at a special general meeting, that notice must be given not later than seven days following the earlier of the date on which notice of the special general meeting was posted to shareholders or the date on which public disclosure of the date of the special general meeting was made; or, alternatively, if the special general meeting is held upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings, must be given in the requisition of special general meeting.

Subject to the rights of the holders of any series of preferred shares, a director may be removed by the shareholders with or without cause with the affirmative vote of the holders of a majority of the aggregate voting rights of issued and outstanding shares; provided that from and after the Trigger Event, a director may be removed, only with cause, by the shareholders with the affirmative vote of the holders of 66 2/3% of the aggregate voting rights of the issued and outstanding shares.

Proceedings of Board of Directors

Our amended and restated bye-laws to be in effect upon the closing of this offering will provide that our business is to be managed and conducted by our Board of Directors. Bermuda law permits individual and corporate directors and there will be no requirement in our amended and restated bye-laws to be in effect upon the closing of this offering or Bermuda law that directors hold any of our shares. There will also be no requirement in our amended and restated bye-laws to be in effect upon the closing of this offering or Bermuda law that our directors must retire at a certain age.

The quorum necessary for the transaction of business at a meeting of the Board of Directors shall be the presence of a majority of the total number of directors; provided that so long as our Principal Shareholder has the right to nominate a director pursuant to the shareholders agreement which we will enter into in connection with this offering, at least one director necessary for such quorum at a meeting of the Board of the Directors must be a director nominated by the Principal Shareholder pursuant to the shareholders agreement.

The compensation of our directors will be determined by the Board of Directors, and there is no requirement that a specified number or percentage of “independent” directors must approve any such determination. Our directors may also be paid all travel, hotel and other reasonable out-of-pocket expenses properly incurred by them in connection with our business or their duties as directors.

A director who discloses a direct or indirect interest (an “Interested Director”) in any contract or arrangement with us shall declare the nature of such interest as required by the Companies Act. Following such declaration, the Interested Director shall not be disqualified from participating in the discussion or voting on the matter in which such director is interested unless the chairperson of the meeting determines that such Interested Director shall be disqualified as such. In the event the chairperson of the meeting is the Interested Director, the determination as to whether or not he should be disqualified may be made by a majority of the votes cast by the directors not having such interest. In addition, an Interested Director may, but shall not be required to, recuse himself from the discussion or voting on any particular matter because of possible conflict or for any other reason disclosed to the other directors. Any Interested Director that is so disqualified or that elects to be recused shall nevertheless be counted toward a quorum for the meeting.

The chairperson of our Board of Directors will chair all meetings of the Board of Directors at which such individual is present.

Indemnification of Directors and Officers

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to Section 281 of the Companies Act.

Amendment of Memorandum of Association and Bye-laws

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders. Our amended and restated bye-laws to be in effect upon the closing of this offering will generally provide that no bye-law shall be rescinded, altered or amended, and no new Bye-law shall be made, nor shall our Memorandum of Association be altered or amended, save in accordance with the Companies Act and unless such change has been approved by a resolution of our Board of Directors and by a resolution of our shareholders. However, from and after the Trigger Event, no bye-law shall be rescinded, altered or amended, and no new Bye-law shall be made, nor shall our Memorandum of Association be altered or amended, save in accordance with the Companies Act and unless such change has been approved by a resolution of our Board of Directors and at least 66 2/3% of all issued and outstanding shares carrying the right to vote at general meetings at the relevant time.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment that alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Supreme Court of Bermuda. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.

Amalgamations and Mergers

The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders. Unless the company’s bye-laws provide otherwise, the approval of at least 75% of the shareholders voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two or more persons holding or representing more than one-third of the issued shares of the company. Our amended and restated bye-laws to be in effect upon the closing of this offering will provide that the approval of the amalgamation or merger agreement by at least a majority of the voting power of holders of common shares voting at a meeting shall be sufficient (other than in respect of any amalgamation or merger constituting a “business combination”), and the quorum for such meeting shall be two or more persons holding or representing at least a majority of the issued and outstanding voting shares; provided that if the company shall at any time have only one shareholder, one shareholder present in person or by proxy shall form a quorum for such meeting.

Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and who is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of the giving of the notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

Business Combinations

Although the Companies Act does not contain specific provisions regarding “business combinations” between companies organized under the laws of Bermuda and “interested shareholders,” we will include these provisions in our amended and restated bye-laws to be in effect upon the closing of this offering. Specifically, our amended and restated bye-laws to be in effect upon the closing of this offering will contain provisions which prohibit us from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless, in addition to any other approval that may be required by applicable law:

•

prior to the date of the transaction that resulted in the shareholder becoming an interested shareholder, our Board of Directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

•

upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our issued and voting shares outstanding at the time the transaction commenced; or

•

after the date of the transaction that resulted in the shareholder becoming an interested shareholder, the business combination is approved by our Board of Directors and authorized at an annual general meeting or special general meeting of shareholders by the affirmative vote of at least 66 2/3% of our issued and outstanding voting shares voted at the general meeting that are not owned by the interested shareholder.

For purposes of these provisions, a “business combination” includes recapitalizations, mergers, amalgamations, consolidations, exchanges, asset sales, leases, certain issues or transfers of shares or other securities and other transactions resulting in a financial benefit to the interested shareholder. An “interested shareholder” is any person or entity that beneficially owns 15% or more of our issued and outstanding voting shares and any person or entity affiliated with or controlling or controlled by that person or entity.

Shareholder Suits and Choice of Forum

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be ultra vires or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner that is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

Our amended and restated bye-laws will provide that, unless we, in writing, select or consent to the selection of an alternate forum, the Supreme Court of Bermuda shall be the exclusive forum for any dispute that arises under the Companies Act or out of or in connection with our amended and restated bye-laws, including any question regarding the existence and scope of any bye-law and/or whether there has been any breach of the Companies Act or our amended and restated bye-laws by an officer or director (whether or not such a claim is brought in the name of a shareholder or in the name of the Company). Further, unless we select or consent to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act against the Company or any director or officer of the Company. Notwithstanding the foregoing, the provisions of this paragraph will not apply to suits brought to enforce any liability or duty created by the Exchange Act.

Investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring an interest in any of our common shares shall be deemed to have notice of and to have consented to the forum provisions in our amended and restated bye-laws. It is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in our amended and restated bye-laws is inapplicable or unenforceable.

Capitalization of Profits and Reserves

Pursuant to our amended and restated bye-laws to be in effect upon the closing of this offering, our Board of Directors may (1) capitalize any part of the amount of our share premium or other reserve accounts or any amount credited to our profit and loss account or otherwise available for distribution by applying such sum in paying up unissued shares to be allotted as fully paid bonus shares pro rata (except in connection with the conversion of shares) to the shareholders; or (2) capitalize any sum standing to the credit of a reserve account or sums otherwise available for dividend or distribution by paying up in full, partly paid or nil paid shares of those shareholders who would have been entitled to such sums if they were distributed by way of dividend or distribution.

Untraced Shareholders

Our amended and restated bye-laws to be in effect upon the closing of this offering will provide that our Board of Directors may forfeit any dividend or other monies payable in respect of any shares that remain unclaimed for six years from the date when such monies became due for payment. In addition, we are entitled to cease sending dividend warrants and checks by post or otherwise to a shareholder if such instruments have been returned undelivered to, or left uncashed by, such shareholder on at least two consecutive occasions or, following one such occasion, reasonable enquires have failed to establish the shareholder’s new address. This entitlement ceases if the shareholder claims a dividend or cashes a dividend check or a warrant.

Certain Provisions of Bermuda Law

We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermudan dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermudan dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares.

The Bermuda Monetary Authority has given its general permission for the issue and free transferability of all of the common shares that are the subject of this offering to and between residents and non-residents of Bermuda for exchange control purposes, provided our shares remain listed on an appointed stock exchange, which includes                . Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority. We have sought and have obtained a specific permission from the Bermuda Monetary Authority for the issue and transfer of our common shares up to the amount of our authorized capital from time to time, and options, warrants, depository receipts, rights, loan notes, debt instruments and our other securities to persons resident and non-resident for exchange control purposes with the need for prior approval of such issue or transfer.

In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example as a trustee), certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, we are not bound to investigate or see to the execution of any such trust.

Shareholders Agreement

In connection with this offering, we intend to enter into a shareholders agreement with certain of our shareholders, including our Principal Shareholder, pursuant to which such parties will have specified board representation rights, governance rights, nomination rights and other rights. See “Certain Relationships and Related Party Transactions—Shareholders Agreement.”

Registration Rights Agreement

Following the completion of this offering certain of our shareholders, including our Principal Shareholder and certain of our executive officers, will be entitled to rights with respect to the registration of our common shares under the Securities Act. These registration rights will be contained in a registration rights agreement that we intend to enter into with such shareholders in connection with this offering. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Corporate Opportunities

Our amended and restated bye-laws to be in effect upon the closing of this offering will provide that we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity that may from time to time be presented to the Principal Shareholder, members of our Board of Directors who are not our employees (“Non-Employee Directors”), and their respective affiliates (collectively, the “Identified Persons”), and that may be a business opportunity for such parties, even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. No Identified Person will be liable to us for breach of any fiduciary or other duty, as a shareholder, director or officer, by reason of the fact that such person pursues or acquires any such business opportunity, directs any such business opportunity to another person or fails to present any such business opportunity, or information regarding any such business opportunity, to us unless, in the case of any Non-Employee Directors, any such business opportunity is expressly offered to such person solely in his or her capacity as our director or officer. No Identified Person has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us or any of our subsidiaries.

Anti-Takeover Provisions

Our memorandum of association and our amended and restated bye-laws to be in effect upon the closing of this offering will contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the Board of Directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our shareholders. However, they may also discourage acquisitions that some shareholders may favor. These provisions include:

•	a classified Board of Directors with staggered three-year terms;

•	directors only to be removed for cause from and after the Trigger Event;

•

from and after the Trigger Event, amendments to our amended and restated bye-laws and memorandum of association will require the approval of our Board of Directors and the affirmative vote of at least 66 2/3% of all issued and outstanding shares carrying the right to vote at general meetings at the relevant time;

•	from and after the Trigger Event, only permit shareholder action by written consent when it is unanimously approved by our shareholders;

•	restrictions on the time period in which directors may be nominated;

•	limitations on our shareholders’ ability to call special general meetings; and

•	the ability of our Board of Directors to determine the powers, preferences and rights of preference shares and to cause us to issue the preference shares without shareholder approval.

Warrant Agreement

On December 28, 2020, we issued warrants to purchase 49,044 common units of West Affum LP to Kennedy Lewis Management LP at a strike price of $22.63 in connection with the KLIM Facility pursuant to the Existing Warrant Agreement. Upon the exercise by Kennedy Lewis Management LP of its warrants under the Existing Warrant Agreement, we are required to cause Kennedy Lewis Management LP to become a party to (i) our existing securityholders agreement, dated October 21, 2014, by and among West Affum LP and certain of our existing shareholders, including our Principal Shareholder, as amended by the first amendment thereto, dated December 8, 2017, pursuant to which Kennedy Lewis Management LP would be granted certain shareholder rights, including tag-along participation rights, and (ii) our existing registration rights agreement, dated October 21, 2014, by and among West Affum LP and certain of our existing shareholders, including our Principal Shareholder, pursuant to which Kennedy Lewis Management LP would be granted certain registration rights, including piggyback registration rights.

In connection with this offering, we expect to cancel or exchange the warrants underlying the Existing Warrant Agreement for warrants to purchase                common shares pursuant to the Warrant Agreement with Kennedy Lewis Management LP or an affiliate thereof. The warrants underlying the Warrant Agreement may be exercised until                at a strike price of $                .

Transfer Agent and Registrar

A register of holders of the common shares will be maintained by                  in Bermuda, and a branch register will be maintained in the United States by                 , which will also serve as transfer agent. The transfer agent’s address is                 .

Listing

We intend to apply to list our common shares on                 under the trading symbol “KMTS.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our common shares. Future sales of our common shares in the public market after this offering, or the perception that these sales could occur, could adversely affect prevailing market prices for our common shares and could impair our future ability to raise equity capital.

Based on the number of common shares outstanding as of July 31, 2021, upon the closing of this offering and assuming no exercise by the underwriters of their over-allotment option to purchase up to                 additional common shares,                common shares will be outstanding. All of the common shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares sold to our affiliates, as defined in Rule 144 under the Securities Act. The remaining common shares held by existing shareholders are restricted securities, as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if their resale qualifies for exemption from registration described below under Rule 144 promulgated under the Securities Act.

As a result of contractual restrictions described below and the provisions of Rules 144 and 701, the common shares sold in this offering and the restricted securities will be available for sale in the public market as follows:

•	all the common shares sold in this offering will be eligible for immediate sale upon the closing of this offering; and

•

common shares will be eligible for sale in the public market upon expiration of lock-up agreements 180 days after the date of this prospectus, subject in certain circumstances to the volume, manner of sale and other limitations under Rule 144 and Rule 701.

Rule 144

In general, persons who have beneficially owned our common shares for at least six months, and any affiliate of the company who owns our common shares, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-Affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale may sell an unlimited number of common shares under Rule 144 if:

•	the common shares have been held for at least six months, including the holding period of any prior owner other than one of our affiliates;

•	we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and

•	we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the common shares for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of common shares without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three-month period only that number of securities that does not exceed the greater of either of the following:

•

1% of the number of our common shares then outstanding, which will equal approximately                 shares immediately after the closing of this offering based on the number of shares outstanding as of July 31, 2021; or

•	the average weekly trading volume of our common shares on during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Additionally, persons who are our affiliates at the time of, or any time during the three months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six-month holding period of Rule 144, which does not apply to sales of unrestricted securities.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Our employees, executive officers or directors who purchase shares under a written compensatory plan or contract will be entitled to rely on the resale provisions of Rule 701, but any holders of Rule 701 shares will be required to wait until 90 days after the date of this prospectus before selling their shares. However, all our Rule 701 shares are subject to lock-up agreements as described below and in the section titled “Underwriting” and will become eligible for sale only upon the expiration of the restrictions set forth in those agreements.

Equity Incentive Plans

As soon as practicable after the closing of this offering, we intend to file with the SEC one or more registration statements on Form S-8 under the Securities Act to register our common shares that are subject to outstanding options and awards issuable pursuant to our equity incentive plans. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

Lock-up Agreements

We and the holders of substantially all of our common shares outstanding on the date of this prospectus, including each of our executive officers and directors, have entered into lock-up agreements with the underwriters or otherwise agreed, subject to certain exceptions, that we and they will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge any of our common shares, any options or warrants to purchase our common shares, or any securities convertible into, or exchangeable for or that represent the right to receive our common shares, without the prior written consent of BofA Securities, Inc. for a period of 180 days from the date of this prospectus. See the section titled “Underwriting—No Sales of Similar Securities” for more information on the lock-up agreements.

Registration Rights

Subject to the lock-up restrictions described above, following this offering, certain holders of our common shares may demand that we register the sale of their shares under the Securities Act or, if we file another registration statement under the Securities Act other than a Form S-8 covering securities issuable under our equity plans or on Form S-4, may elect to include their common shares in such registration. Following such registered sales, the shares will be freely tradable without restriction under the Securities Act, unless held by our affiliates. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

BERMUDA COMPANY CONSIDERATIONS

Our corporate affairs are governed by our memorandum of association and amended and restated bye-laws to be in effect upon the closing of this offering and by the laws of Bermuda. The provisions of the Companies Act, which applies to us, differ in certain material respects from laws generally applicable to U.S. companies incorporated in the State of Delaware and their shareholders. The following is a summary of significant differences between the Companies Act (including modifications to be adopted pursuant to our amended and restated bye-laws to be in effect upon the closing of this offering) and Bermuda common law applicable to us and our shareholders and the provisions of the Delaware General Corporation Law applicable to U.S. companies organized under the laws of Delaware and their shareholders.

Bermuda	Delaware
Shareholder Meetings

•  A special general meeting may be called by the board of directors and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings.

• May be held at such time or place as designated in the certificate of incorporation or the bye-laws, or if not so designated, as determined by the board of directors.
• May be held in or outside Bermuda.	• May be held in or outside of Delaware.
• Notice:	• Notice:
• Shareholders must be given at least five days’ advance notice of a general meeting, but the unintentional failure to give notice to any person does not invalidate the proceedings at a meeting.

•  Written notice shall be given not less than ten nor more than 60 days before the meeting.

•  Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

•  Notice of general meetings must specify the place, the day and hour of the meeting and in the case of special general meetings, the general nature of the business to be considered.

•  Our amended and restated bye-laws to be in effect upon the closing of this offering will provide that at least ten days but not more than 60 days advance notice be provided to shareholders entitled to receive notice for any annual general meeting and of any special general meeting.

Shareholders’ Voting Rights

•  Shareholders may act by written consent to elect directors. Shareholders may not act by written consent to remove a director or auditor. Our amended and restated bye-laws will generally allow shareholder action by written consent. However, from and after the Trigger Event, any shareholder action by written consent will require the unanimous approval of our shareholders.

• With limited exceptions, shareholders may act by written consent to elect directors unless prohibited by the certificate of incorporation.

Bermuda	Delaware

•  Generally, except as otherwise provided in the bye-laws, or the Companies Act, any action or resolution requiring approval of the shareholders may be passed by a simple majority of votes cast. Any person authorized to vote may authorize another person or persons to act for him or her by proxy.

•  Our amended and restated bye-laws will generally provide that no bye-law shall be rescinded, altered or amended, and no new Bye-law shall be made, nor shall our Memorandum of Association be altered or amended, save in accordance with the Companies Act and unless such change has been approved by a resolution of our Board of Directors and by a resolution of our shareholders. However, from and after the Trigger Event, no bye-law shall be rescinded, altered or amended, and no new Bye-law shall be made, nor shall our Memorandum of Association be altered or amended, save in accordance with the Companies Act and unless such change has been approved by a resolution of our Board of Directors and at least 66 2/3% of all issued and outstanding shares carrying the right to vote at general meetings at the relevant time.

• Any person authorized to vote may authorize another person or persons to act for him or her by proxy.

•  The voting rights of shareholders are regulated by a company’s bye-laws and, in certain circumstances, by the Companies Act. The bye-laws may specify the number to constitute a quorum and if the bye-laws permit, a general meeting of the shareholders of a company may be held with only one individual present if the requirement for a quorum is satisfied.

•  For stock corporations, the certificate of incorporation or bye-laws may specify the number to constitute a quorum, but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

•  Our amended and restated bye-laws to be in effect upon the closing of this offering will provide that the quorum required for a general meeting of shareholders is two or more persons present in person at the start of the meeting and representing in person or by proxy in excess of 50% of all issued voting shares provided that if the company shall at any time have only one shareholder, one shareholder present in person or by proxy shall form a quorum for the transaction of business at any general meeting held during such time.

• When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.
• The bye-laws may provide for cumulative voting, although our amended and restated bye-laws to be in effect upon the closing of this offering will not.	• The certificate of incorporation may provide for cumulative voting.

Bermuda	Delaware

•  The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders. Unless the company’s bye-laws provide otherwise, the approval of at least 75% of the shareholders voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two or more persons holding or representing more than one-third of the issued shares of the company. Our amended and restated bye-laws to be in effect upon the closing of this offering will provide that the approval of the amalgamation or merger agreement by at least a majority of the voting power of holders of common shares voting at a meeting shall be sufficient (other than in respect of any amalgamation or merger constituting a “business combination”), and the quorum for such meeting shall be two or more persons holding or representing at least a majority of the issued voting shares; provided that if the Company shall at any time have only one shareholder, one shareholder present in person or by proxy shall form a quorum for such meeting.

•  Any two or more corporations existing under the laws of the state may merge into a single corporation pursuant to a board resolution and upon the majority vote by shareholders of each constituent corporation at an annual or special meeting.

•  Every company may at any meeting of its board of directors sell, lease or exchange all or substantially all of its property and assets as its board of directors deems expedient and in the best interests of the company to do so when authorized by a resolution adopted by the holders of a majority of issued and outstanding shares of a company entitled to vote.

•  Every corporation may at any meeting of the board sell, lease or exchange all or substantially all of its property and assets as its board deems expedient and for the best interests of the corporation when so authorized by a resolution adopted by the holders of a majority of the outstanding stock of a corporation entitled to vote.

•  Any company that is the wholly owned subsidiary of a holding company, or one or more companies which are wholly owned subsidiaries of the same holding company, may amalgamate or merge with holding company or with each other without the vote or consent of shareholders provided that the approval of the board of directors is obtained and that a director or officer of each such company signs a statutory solvency declaration in respect of the relevant company.

•  Any corporation owning at least 90% of the outstanding shares of each class of another corporation may merge the other corporation into itself and assume all of its obligations without the vote or consent of shareholders; however, in case the parent corporation is not the surviving corporation, the proposed merger shall be approved by a majority of the outstanding stock of the parent corporation entitled to vote at a duly called stockholder meeting.

•  Any mortgage or pledge of a corporation’s property and assets may be authorized without the vote or consent of shareholders, except to the extent that the certificate of incorporation otherwise provides.

Bermuda	Delaware
• Any mortgage, charge or pledge of a company’s property and assets may be authorized without the consent of shareholders subject to any restrictions under the bye-laws.
Directors
• The board of directors must consist of at least one director.	• The board of directors must consist of at least one member.

•  The number of directors is fixed by the bye-laws, and any changes to such number must be approved by the board of directors and/or the shareholders in accordance with the company’s bye-laws.

•  Removal:

•  Under our amended and restated bye-laws to be in effect upon the closing of this offering, subject to the rights of the holders of any series of preferred shares, a director may be removed by the shareholders with or without cause with the affirmative vote of the holders of a majority of the aggregate voting rights of issued and outstanding shares; provided that from and after the Trigger Event, a director may be removed, only with cause, by the shareholders with the affirmative vote of the holders of 66 2/3% of the aggregate voting rights of the issued and outstanding shares.

•  Number of board members shall be fixed by the bye-laws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate of incorporation.

•  Removal:

•  Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote unless the certificate of incorporation otherwise provides.

•  In the case of a classified board, shareholders may effect removal of any or all directors only for cause.

Duties of Directors

•  The Companies Act authorizes the directors of a company, subject to its bye-laws, to exercise all powers of the company except those that are required by the Companies Act or the company’s bye-laws to be exercised by the shareholders of the company. Our amended and restated bye-laws to be in effect upon the closing of this offering will provide that our business is to be managed and conducted by our Board of Directors. At common law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty includes the following essential elements:

•  a duty to act in good faith in the best interests of the company;

•  Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or

Bermuda	Delaware

•  a duty not to make a personal profit from opportunities that arise from the office of director;

•  a duty to avoid conflicts of interest; and

•  a duty to exercise powers for the purpose for which such powers were intended.

advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally.

•  The Companies Act imposes a duty on directors and officers of a Bermuda company:

•  to act honestly and in good faith with a view to the best interests of the company; and

•  to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

•  The Companies Act also imposes various duties on directors and officers of a company with respect to certain matters of management and administration of the company. Under Bermuda law, directors and officers generally owe fiduciary duties to the company itself, not to the company’s individual shareholders, creditors or any class thereof. Our shareholders may not have a direct cause of action against our directors.

•  In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Takeovers

•  An acquiring party is generally able to acquire compulsorily the common shares of minority holders of a company in the following ways:

•  By a procedure under the Companies Act known as a “scheme of arrangement.” A scheme of arrangement could be effected by obtaining the agreement of the company and of holders of common shares, representing in the aggregate a majority in number and at least 75% in value of the common shareholders present and voting at a court ordered meeting held to consider the scheme of arrangement. The scheme of arrangement must then be sanctioned by the Bermuda Supreme Court. If a scheme of arrangement receives all necessary agreements and sanctions, upon the filing of the court order with the Registrar of Companies in Bermuda, all holders of common shares could be compelled to sell their shares under the terms of the scheme of arrangement.

•  Delaware law provides that a parent corporation, by resolution of its board of directors and without any stockholder vote, may merge with any subsidiary of which it owns at least 90% of each class of its capital stock. Upon any such merger, and in the event the parent corporate does not own all of the stock of the subsidiary, dissenting shareholders of the subsidiary are entitled to certain appraisal rights.

•  Delaware law also provides, subject to certain exceptions, that if a person acquires 15% of voting stock of a company, the person is an “interested stockholder” and may not engage in “business combinations” with the company for a period of three years from the time the person acquired 15% or more of voting stock.

Bermuda	Delaware

•  Where the acquiring party or parties hold not less than 95% of the shares or a class of shares of the company, by acquiring, pursuant to a notice given to the remaining shareholders or class of shareholders, the shares of such remaining shareholders or class of shareholders. When this notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Supreme Court of Bermuda for an appraisal of the value of their shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.

•  By acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, by notice compulsorily acquire the shares of any nontendering shareholder on the same terms as the original offer unless the Supreme Court of Bermuda (on application made within a one-month period from the date of the offeror’s notice of its intention to acquire such shares) orders otherwise.

Dissenter’s Rights of Appraisal

•  A dissenting shareholder (that did not vote in favor of the amalgamation or merger) of a Bermuda exempted company is entitled to be paid the fair value of his or her shares in an amalgamation or merger.

•  With limited exceptions, appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation.

•  The certificate of incorporation may provide that appraisal rights are available for shares as a result of an amendment to the certificate of incorporation, any merger or consolidation or the sale of all or substantially all of the assets.

Bermuda	Delaware
Dissolution

•  Under Bermuda law, a solvent company may be wound up by way of a shareholders’ voluntary liquidation. Prior to the company entering liquidation, a majority of the directors shall each make a statutory declaration, which states that the directors have made a full enquiry into the affairs of the company and have formed the opinion that the company will be able to pay its debts within a period of 12 months of the commencement of the winding up and must file the statutory declaration with the Registrar of Companies in Bermuda. The general meeting will be convened primarily for the purposes of passing a resolution that the company be wound up voluntarily and appointing a liquidator. The winding up of the company is deemed to commence at the time of the passing of the resolution.

•  Under Delaware law, a corporation may voluntarily dissolve (1) if a majority of the board of directors adopts a resolution to that effect and the holders of a majority of the issued and outstanding shares entitled to vote thereon vote for such dissolution; or (2) if all shareholders entitled to vote thereon consent in writing to such dissolution.

Shareholders’ Derivative Actions

•  Class actions and derivative actions are generally not available to shareholders under Bermuda law. Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

•  In any derivative suit instituted by a stockholder of a corporation, it shall be averred in the complaint that the plaintiff was a stockholder of the corporation at the time of the transaction of which he complains or that such stockholder’s stock thereafter devolved upon such stockholder by operation of law.

MATERIAL BERMUDA AND U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material Bermuda and U.S. federal income tax considerations that may be relevant to an investment decision by a potential investor with respect to our common shares.

Bermuda Tax Considerations

At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our common shares. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 31, 2035, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda.

U.S. Federal Income Tax Consequences for U.S. Holders

The following discussion is a summary of material United States federal income tax consequences to a United States Holder (as defined below), under current law, of the purchase, ownership, and disposition of our common shares. It does not describe all tax considerations that may be relevant to a particular person’s decision to acquire our common shares. This discussion applies only to a United States Holder that holds our common shares as capital assets for United States federal income tax purposes (generally, property held for investment) within the meaning of Section 1221 of the Code, and this discussion applies only such common shares. This discussion is general in nature and it does not describe all of the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including the potential application of the Medicare contribution tax, estate or gift tax consequences, any tax consequences other than U.S. federal income tax consequences, and tax consequences applicable to United States Holders in special tax situations, such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts or real estate mortgage investment conduits;

•

“controlled foreign corporations,” and “passive foreign investment companies,” each as defined in the Code, corporations that accumulate earnings to avoid U.S. federal income tax, or expatriated entities subject to Section 7874 of the Code;

•	brokers or dealers in stocks and securities, or currencies;

•	persons who use or are required to use a mark-to-market method of accounting;

•	certain former citizens or residents of the United States subject to Section 877 of the Code;

•	entities subject to the United States anti-inversion rules or the base erosion and anti-abuse tax;

•	non-United States persons or entities;

•	tax-exempt organizations and entities, including an “individual retirement account” as defined in the Code or a “Roth IRA”;

•	persons subject to the alternative minimum tax provisions of the Code;

•	persons who are subject to Section 451(b) of the Code;

•	persons whose functional currency for U.S. federal income tax purposes is not the United States dollar;

•	persons holding common shares as part of a straddle, hedging, conversion or integrated transaction or persons entering into a constructive sale with respect to common shares;

•	persons holding common shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States;

•	persons who hold or receive our common shares pursuant to the exercise of an employee stock option or otherwise as compensation;

•	tax qualified retirement plans;

•	persons that actually or constructively own 10% or more (by vote or value) of our common shares; or

•	entities classified as partnerships or other pass-through entities (including S corporations), or persons holding common shares through such entities.

If a partnership (including an entity or arrangement classified as a partnership for United States federal income tax purposes) holds common shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. A partnership holding our common shares, or a partner in such a partnership, should consult its tax advisors regarding the tax consequences of investing in and holding the common shares.

This discussion is based on the federal income tax laws of the United States as of the date of this prospectus, including the Code, existing and proposed Treasury Regulations promulgated thereunder, judicial authority, published administrative positions of the United States Internal Revenue Service (“IRS”) and other applicable authorities. All of the foregoing authorities are subject to change or differing interpretations, possibly with retroactive effect and could significantly affect the tax consequences described below. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion and there can be no assurance that the IRS or a court will not take a contrary position to the tax consequences discussed.

THIS SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. YOU SHOULD CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF THE COMMON SHARES ARISING UNDER U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR ANY OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

For purposes of the discussion below, a “United States Holder” is a beneficial owner of our common shares that is, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust, if either (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) the trust has a valid election in effect under applicable Treasury regulations to treat such trust as a domestic trust.

Dividends and Other Distributions on the Common Shares

Subject to the PFIC rules discussed below, the gross amount of any distribution that we make to United States Holders with respect to our common shares will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income will be includable in gross income in the year actually or constructively received. To the extent the amount of the distribution exceeds our current and accumulated earnings and profits, such excess amount will be treated first as a tax-free return of tax basis in the common shares, and then, to the extent such excess amount exceeds the holder’s tax basis in the common shares, as capital gain and will be treated as described below in the section relating to the disposition of our common shares.

Dividends received by certain non-corporate United States Holders may be eligible for taxation as “qualified dividend income” if we are a “qualified foreign corporation” and other conditions discussed below are met. A non-United States corporation is treated as a qualified foreign corporation (i) with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States (such as NASDAQ) or (ii) if such non-United States corporation is eligible for the benefits of a qualifying income tax treaty with the United States that the IRS determines is satisfactory and includes an exchange of information program. However, a non-United States corporation will not be treated as a qualified foreign corporation if it is a PFIC in the taxable year in which the dividend is paid or the preceding taxable year. See the discussion below under “—Passive Foreign Investment Company.” Therefore, subject to applicable limitations, dividends paid to certain non-corporate United States Holders may be taxable at rates not in excess of the long-term capital gain rate applicable to such United States Holder. United States Holders should consult their tax advisors regarding the availability of such lower rate for any dividends paid with respect to our common shares. The amount of a dividend will include any amounts withheld by us in respect of any non-United States income taxes.

Subject to the PFIC rules described below, the amount of a dividend generally will be treated as foreign-source dividend income to United States Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code, and dividends will be included in a United States Holder’s income on the date of the United States Holder’s receipt of the dividend. The amount of any dividend income paid in a functional currency other than the U.S. dollar will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a United States Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A United States Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Subject to applicable limitations, some of which vary depending upon the United States Holder’s particular circumstances, non-U.S. income taxes withheld from dividends on our common shares may be creditable against the United States Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex, and United States Holders should consult their tax advisors regarding the creditability of any

non-U.S. taxes based on their particular circumstances. In lieu of claiming a foreign tax credit, United States Holders may, at their election, deduct non-U.S. taxes, included any non-U.S. income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct non-U.S. taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale, Exchange, or Other Taxable Disposition of the Common Shares

Subject to the PFIC rules described below, United States Holders will generally recognize gain or loss on a sale, exchange or other taxable disposition of common shares in an amount equal to the difference between the amount realized for U.S. federal income tax purposes on the sale, exchange or other taxable disposition and the holder’s adjusted tax basis in the common shares. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the United States Holder held the common shares disposed of for more than one year. Any gain or loss recognized by United States Holders on a disposition of our common shares generally will be treated as United States-source income or loss for foreign tax credit limitation purposes. The deductibility of capital losses is subject to various limitations. United States Holders are urged to consult their tax advisors regarding the proper treatment of gain or loss, as well as the availability of a foreign tax credit, based on their particular circumstances.

Passive Foreign Investment Company

Under the Code, we may be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income generally includes dividends, interest, rents, certain non-active royalties and capital gains. Based on the nature of our business, our financial statements, our expectations about the nature and amount of our income, assets and activities and the expected price of our common shares in this offering, we do not expect to be a PFIC for our current taxable year. Whether we will be a PFIC in 2021 or any future year is a factual determination that must be made annually at the close of each taxable year, and, thus, is subject to significant uncertainty, because among other things, a determination of whether a company is a PFIC must be made annually after the end of each taxable year and will depend on the composition of our income and assets and the market value of our assets from time to time. Accordingly, there can be no assurance that we will not be a PFIC in 2021 or any future taxable year. If we are a PFIC for any year during which a United States Holder holds or is deemed to hold common shares, we generally would continue to be treated as a PFIC with respect to that United States Holder for all succeeding years during which the United States Holder holds or is deemed to hold common shares, even if we ceased to meet the threshold requirements for PFIC status, unless under certain circumstances the United States Holder makes a valid deemed sale or deemed dividend election under the applicable Treasury regulations with respect to its common shares.

Generally, if we were a PFIC for any taxable year during which a United States Holder held or is deemed to have held common shares, gain recognized by a United States Holder on a sale or other disposition (including certain pledges) of such common shares, would be allocated ratably over the United States Holder’s holding period for such common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. Further, to the extent that any distribution received by a United States Holder with respect to its common shares exceeds 125% of the average of the annual distributions on the common shares received during the preceding three years or the United States Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.

A United States Holder can avoid certain of the adverse rules described above by making a mark-to-market election with respect to its common shares, provided that the common shares are “marketable.” Common shares will be marketable if they are “regularly traded” on a “qualified exchange” or other market within the meaning of applicable Treasury Regulations. If a United States Holder makes the mark-to-market election, it generally will recognize as ordinary income any excess of the fair market value of the common shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a United States Holder makes the election, the United States Holder’s tax basis in the common shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of common shares, as applicable, in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). United States Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election based on their particular circumstances.

In addition, in order to avoid the application of the foregoing rules, a U.S. person that owns stock in a PFIC for U.S. federal income tax purposes may make a QEF Election with respect to such PFIC, and each PFIC in which the PFIC holds equity interests, if the PFIC provides the information necessary for such election to be made. In order to make such an election, a U.S. person would be required to make the QEF Election for each PFIC by attaching a separate properly completed IRS Form 8621 (or any successor form) for each PFIC to the U.S. person’s timely filed U.S. federal income tax return generally for the first taxable year that the entity is treated as a PFIC with respect to the U.S. person. A United States Holder generally may make a separate election to defer payment of taxes on the undistributed income inclusion under the QEF rules, but if deferred, any such taxes are subject to an interest charge. If a U.S. person makes a QEF Election with respect to a PFIC, the U.S. person will be currently taxable on its pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is classified as a PFIC and will not be required to include such amounts in income when actually distributed by the PFIC. There is no assurance that we will provide information necessary for United States Holders to make QEF Elections. If a United States Holder makes a QEF Election with respect to us, any distributions paid by us out of our earnings and profits that were previously included in the United States Holder’s income under the QEF Election will not be taxable to the United States Holder. A United States Holder will increase its tax basis in its common shares by an amount equal to any income included under the QEF Election and will decrease its tax basis by any amount distributed, if any, on the common shares that is not included in its income. In addition, a United States Holder will recognize capital gain or loss on the disposition of common shares in an amount equal to the difference between the amount realized for U.S. federal income tax purposes and its adjusted tax basis in our common shares. United States Holders should note that if they make QEF Elections with respect to us, they may be required to pay U.S. federal income tax with respect to their common shares for any taxable year significantly in excess of any cash distributions, if any, received on the common shares, as applicable, for such taxable year. United States Holders should consult their tax advisers regarding making QEF Elections based on their particular circumstances.

In addition, if we were a PFIC or, with respect to a particular United States Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate United States Holders would not apply.

If a United States Holder owns common shares during any year in which we are a PFIC, the United States Holder generally must file annual reports, containing such information as the U.S. Treasury Department may require on IRS Form 8621 (or any successor form) with respect to us, generally with the United States Holder’s federal income tax return for that year, unless otherwise specified in the instructions with respect to such form.

United States Holders should consult their tax advisors concerning our potential PFIC status and the potential application of the PFIC rules. The U.S. federal income tax rules relating to PFICs are very complex. United States Holders are strongly urged to consult their tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of our common shares, as applicable, the consequences to them of an investment in a PFIC, any elections available with respect to the common shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of common shares of a PFIC.

Information Reporting and Backup Withholding

Information reporting to the IRS and backup withholding generally will apply to dividends in respect of our common shares and the proceeds from the sale or exchange of our common shares that are paid to United States Holders within the United States (and in certain cases, outside the United States). However, backup withholding generally will not apply if the United States Holder furnishes a correct taxpayer identification number and make any other required certification, generally on IRS Form W-9, or otherwise establishes an exemption from backup withholding. Backup withholding is not an additional tax. Amounts withheld as backup withholding generally are allowed as a credit against United States federal income tax liability and United States Holders may be entitled to obtain a refund of any excess amounts withheld under the backup withholding rules if you file an appropriate claim for refund is filed and the required information is furnished to the IRS in a timely manner.

Each United States Holder should consult its tax advisor regarding the application of the information reporting and backup withholding rules.

Information with Respect to Foreign Financial Assets

Each United States Holder who is an individual generally will be required to report our name, address and such information relating to an interest in the common shares as is necessary to identify the class or issue of which its common shares are a part. These requirements are subject to exceptions, including an exception for common shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) does not exceed certain thresholds.

Each United States Holder should consult its tax advisor regarding the application of these information reporting rules.

UNDERWRITING

BofA Securities, Inc. is acting as sole representative of the underwriters in this offering. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common shares set forth opposite its name below.

Underwriter	Number of Shares
BofA Securities, Inc.

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representative has advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $                per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $                and are payable by us. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority and other regulatory fees up to $                .

Option to Purchase Additional Shares

We have granted an over-allotment option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to                additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors and our other existing security holders that collectively own substantially all of our common shares before this offering have agreed not to sell or transfer any common shares or securities convertible into, exchangeable for, exercisable for, or repayable with common shares, for 180 days after the date of this prospectus without first obtaining the written consent of BofA Securities, Inc. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common shares;

•	sell any option or contract to purchase any common shares;

•	purchase any option or contract to sell any common shares;

•	grant any option, right or warrant for the sale of any common shares;

•	lend or otherwise dispose of or transfer any common shares;

•	request or demand that we file or make a confidential submission of a registration statement related to the common shares; or

•

enter into any swap or other agreement that transfers, the economic consequence of ownership of any common shares whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common shares and to securities convertible into or exchangeable or exercisable for or repayable with common shares. It also applies to common shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition, or the Lock-Up Securities.

The agreements of our officers, directors and holders of substantially all of our common shares do not apply to (i) transfers made as a bona fide gift or gifts, (ii) transfers to any trust for the direct or indirect benefit of the holder or the immediate family of the holder, (iii) transfers made as a distribution to limited partners or stockholders of the holder, or (iv) transfers to such holder’s affiliates or to any investment fund or other entity controlled or managed by such holder, provided that the donee, trustee, distributee, or transferee, as the case may be, agrees to such restrictions for the remainder of the 180-day period, any such transfer does not involve a disposition for value, and such transfers or distributions are not required to be reported with the SEC on Form 4 in accordance with Section 16 of the Exchange Act. Further, holders may sell shares of common shares purchased by such holder on the open market following this offering if and only if (i) such sales are not required to be reported in any public report or filing with the SEC, or otherwise and (ii) such holder does not otherwise voluntarily effect any public filing or report.

Exchange Listing

We intend to apply to list our common shares on                under the symbol “KMTS”.

Before this offering, there has been no public market for our common shares. The initial public offering price will be determined through negotiations between us and the representative. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representative believes to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenue,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common shares. However, the representative may engage in transactions that stabilize the price of the common shares, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common shares in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their over-allotment option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the                , in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common shares. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant State”), no offer of shares which are the subject of this offering has been, or will be, made to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation), except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representative for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require the Issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Relevant State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the underwriters that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the representative has been obtained to each such proposed offer or resale.

The Company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The above selling restriction is in addition to any other selling restrictions set out below.

In connection with the offering, the underwriters are not acting for anyone other than the issuer and will not be responsible to anyone other than the issuer for providing the protections afforded to their clients nor for providing advice in relation to the offering.

Notice to Prospective Investors in the United Kingdom

In relation to the United Kingdom, or the UK, no offer of shares which are the subject of this offering has been, or will be, made to the public in the UK prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority in the UK in accordance with the UK Prospectus Regulation and the FSMA, except that offers of shares may be made to the public in the UK at any time under the following exemptions under the UK Prospectus Regulation and the FSMA:

•	to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representative for any such offer; or

•	at any time in other circumstances falling within section 86 of the FSMA,

provided that no such offer of shares shall require the Issuer or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

Each person in the UK who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the underwriters that it is a qualified investor within the meaning of the UK Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in the UK to qualified investors, in circumstances in which the prior consent of the representative has been obtained to each such proposed offer or resale.

The Company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, and the expression “FSMA” means the Financial Services and Markets Act 2000.

In connection with the offering, the underwriters are not acting for anyone other than the issuer and will not be responsible to anyone other than the issuer for providing the protections afforded to their clients nor for providing advice in relation to the offering.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended, or FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in

Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law; or

•	as specified in Section 276(7) of the SFA.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the representative is not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the common shares and certain other matters of Bermuda law will be passed upon for us by Walkers (Bermuda) Limited, our special Bermuda counsel. Certain other legal matters will be passed upon for us by Kirkland & Ellis LLP, New York, New York, and for the underwriters by Ropes & Gray LLP, Boston, Massachusetts.

EXPERTS

The consolidated financial statements of West Affum Intermediate Holdings Corp. as of April 30, 2021 and 2020 and for the years then ended included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statement of Kestra Medical Technologies, Ltd. as of May 21, 2021 included in this prospectus has been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the common shares being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to our company and the common shares offered by this prospectus, we refer you to the registration statement and its exhibits. Statements or summaries contained in this prospectus as to the material contents of any contract or any other document referred to herein are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements or summaries is qualified in all respects by this reference. You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov.

Upon the closing of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for review at the SEC’s website at www.sec.gov. We also maintain a website at https://www.kestramedical.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus.

EXCHANGE CONTROLS

The permission of the Bermuda Monetary Authority is required, pursuant to the provisions of the Exchange Control Act 1972 and related regulations, for all issuances and transfers of shares (which includes our common shares) of Bermuda companies to or from a non-resident of Bermuda for exchange control purposes, other than in cases where the Bermuda Monetary Authority has granted a general permission. The Bermuda Monetary Authority, in its notice to the public dated June 1, 2005, has granted a general permission for the issue and subsequent transfer of any securities of a Bermuda company from or to a non-resident of Bermuda for exchange control purposes for so long as any “Equity Securities” of the company (which would include our common shares) are listed on an “Appointed Stock Exchange” (which would include                ). Certain issues

and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority. We have sought and have obtained a specific permission from the Bermuda Monetary Authority for the issue and transfer of our common shares up to the amount of our authorized capital from time to time, and options, warrants, depository receipts, rights, loan notes, debt instruments and our other securities to persons resident and non-resident for exchange control purposes with the need for prior approval of such issue or transfer.

ENFORCEMENT OF CIVIL LIABILITIES UNDER U.S. FEDERAL SECURITIES LAWS

We are a Bermuda exempted company. As a result, the rights of holders of our common shares will be governed by Bermuda law and our memorandum of association and amended and restated bye-laws to be in effect upon the closing of this offering. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. It may be difficult for investors to enforce in the United States judgments obtained in U.S. courts against us based on the civil liability provisions of the U.S. securities laws. Our principal office is located at 3933 Lake Washington Blvd NE, Suite 200, Kirkland, Washington 98033, and our registered office is located in Bermuda at Cumberland House, 7th Floor, 1 Victoria Street, Hamilton HM 11, Bermuda.

We have been advised by our special Bermuda counsel that there is no treaty in force between the United States and Bermuda providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. As a result, whether a U.S. judgment would be enforceable in Bermuda against us or our directors and officers depends on whether the U.S. court that entered the judgment is recognized by a Bermuda court as having jurisdiction over us or our directors and officers, as determined by reference to Bermuda conflict of law rules. The courts of Bermuda would recognize as a valid judgment, a final and conclusive judgment in personam obtained in a U.S. court pursuant to which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty). The courts of Bermuda would give a judgment based on such a U.S. judgment as long as (1) the U.S. court had proper jurisdiction over the parties subject to the judgment; (2) the U.S. court did not contravene the rules of natural justice of Bermuda; (3) the U.S. judgment was not obtained by fraud; (4) the enforcement of the U.S. judgment would not be contrary to the public policy of Bermuda; (5) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of Bermuda; (6) there is due compliance with the correct procedures under the laws of Bermuda; and (7) the U.S. judgment is not inconsistent with any judgment of the courts of Bermuda in respect of the same matter.

In addition, and irrespective of jurisdictional issues, the Bermuda courts will not enforce a U.S. federal securities law that is either penal or contrary to Bermuda public policy. We have been advised that an action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, is unlikely to be entertained by a Bermuda court. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies under U.S. federal securities laws, would not be available under Bermuda law or enforceable in a Bermuda court, as they are likely to be contrary to Bermuda public policy. Further, it may not be possible to pursue direct claims in Bermuda against us or our directors and officers for alleged violations of U.S. federal securities laws because these laws are unlikely to have extraterritorial effect and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability on us or our directors and officers if the facts alleged and proved in the Bermuda proceedings constitute or give rise to a cause of action under the applicable governing law, not being a foreign public, penal or revenue law.

KESTRA MEDICAL TECHNOLOGIES, LTD.

BALANCE SHEETS

(Unaudited)

(in dollars)

	As of July 31, 2021	As of May 21, 2021
Assets

Total assets	$—	$—

Commitments and contingencies (Note 3)
Shareholder’s equity
Shares subscription receivable from West Affum Holdings, L.P.	$(100)	$(100)
Ordinary Shares, $1.00 par value; 100 shares authorized, issued and outstanding	100	100

Total Shareholder’s equity	$—	$—

See accompanying notes to unaudited interim balance sheets.

KESTRA MEDICAL TECHNOLOGIES, LTD.

NOTES TO BALANCE SHEETS

1. Description of Business

Kestra Medical Technologies, Ltd. (the “Company”) was formed as a limited company in Bermuda on May 20, 2021 and is a wholly owned subsidiary of West Affum Holdings, L.P. (“West Affum LP”), a company in the Cayman Islands. The Company was formed for the purpose of completing a public offering and related transactions to carry on the business of West Affum Intermediate Holdings Corp. and subsidiaries. Upon completion of a public offering, the Company’s principal asset will be a controlling interest in the business and affairs of West Affum Intermediate Holdings Corp. and subsidiaries.

2. Significant Accounting Policies

Basis of Presentation

The accompanying unaudited balance sheets are presented in accordance with U.S. generally accepted accounting principles and applicable rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. Separate statements of income, comprehensive income, changes in shareholder’s equity, and cash flows have not been presented because the Company has not engaged in any activities except in connection with its formation.

The Company’s fiscal year end is April 30.

The accompanying balance sheets and related financial information should be read in conjunction with the audited financial statements and the related notes thereto for the year ended May 21, 2021.

The accompanying balance sheets have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business.

3. Commitments and Contingencies

As of July 31, 2021, the Company has no commitments and contingencies.

4. Shareholder’s Equity

On May 20, 2021, the Company was authorized to issue 100 Ordinary Shares with $1.00 par value. On May 20, 2021, the Company issued 100 Ordinary Shares for $100 to Maples Corporate Services (Bermuda) Limited, an unaffiliated limited company in Bermuda. On May 21, 2021, 100 Ordinary Shares were transferred from Maple Corporate Services Limited to West Affum LP for $100 payable to the Company.

As of July 31, 2021, 100 Ordinary Shares are outstanding and $100 receivable from West Affum LP is accounted for as contra-equity on the balance sheets.

5. Subsequent Events

The Company has evaluated subsequent events through the date the balance sheets were available to be issued on November 23, 2021. The Company concluded that there were no subsequent events that require adjustment to the balance sheets or disclosure in the notes to the balance sheets.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Kestra Medical Technologies, Ltd.

Opinion on the Financial Statement—Balance Sheet

We have audited the accompanying balance sheet of Kestra Medical Technologies, Ltd. (the “Company”) as of May 21, 2021, including the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of May 21, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Seattle, Washington

August 25, 2021

We have served as the Company’s auditor since 2021.

KESTRA MEDICAL TECHNOLOGIES, LTD.

BALANCE SHEET

As of May 21, 2021

(in dollars)

Assets

Total assets	$—

Commitments and contingencies (Note 3)
Shareholder’s equity
Shares subscription receivable from West Affum Holdings, L.P.	$(100)
Ordinary Shares, $1.00 par value; 100 shares authorized, issued and outstanding	100

Total Shareholder’s equity	$—

See accompanying notes to the balance sheet.

KESTRA MEDICAL TECHNOLOGIES, LTD.

NOTES TO BALANCE SHEET

1. Description of Business

Kestra Medical Technologies, Ltd. (the “Company”) was formed as a limited company in Bermuda on May 20, 2021 and is a wholly owned subsidiary of West Affum Holdings, L.P. (“West Affum LP”), a company in the Cayman Islands. The Company was formed for the purpose of completing a public offering and related transactions in order to carry on the business of West Affum Intermediate Holdings Corp. and subsidiaries. Upon completion of a public offering, the Company’s principal asset will be a controlling interest in the business and affairs of West Affum Intermediate Holdings Corp. and subsidiaries.

2. Significant Accounting Policies

Basis of Presentation

The balance sheet is presented in accordance with U.S. generally accepted accounting principles. Separate statements of income, comprehensive income, changes in shareholder’s equity, and cash flows have not been presented because the Company has not engaged in any activities except in connection with its formation.

The Company’s fiscal year end is April 30.

The balance sheet has been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business.

3. Commitments and Contingencies

As of May 21, 2021, the Company has no commitments and contingencies.

4. Shareholder’s Equity

On May 20, 2021, the Company was authorized to issue 100 Ordinary Shares with $1.00 par value. On May 20, 2021, the Company issued 100 Ordinary Shares for $100 to Maples Corporate Services (Bermuda) Limited, an unaffiliated limited company in Bermuda. On May 21, 2021, 100 Ordinary Shares were transferred from Maple Corporate Services Limited to West Affum LP for $100 payable to the Company. As of May 21, 2021, 100 Ordinary Shares are outstanding and $100 receivable from West Affum LP is accounted for as contra-equity on the balance sheet.

5. Subsequent Events

The Company has evaluated subsequent events through the date the balance sheet was available to be issued on August 25, 2021. The Company concluded that there were no subsequent events that require adjustment to the balance sheet or disclosure in the notes to the balance sheet.

WEST AFFUM INTERMEDIATE HOLDINGS CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

July 31, 2021 and April 30, 2021

(in thousands, except share and per share amounts)

	July 31, 2021	April 30, 2021
Assets
Current assets
Cash and cash equivalents	$11,083	$24,342
Prepaid expenses and other current assets	2,501	1,854

Total current assets	13,584	26,196
Right-of-use assets	2,294	2,455
Deposits	1,750	—
Restricted cash	512	512
Property and equipment, net	645	628
Other long-term assets	690	731

Total assets	$19,475	$30,522

Liabilities and Stockholder’s (Deficit) Equity
Current liabilities
Accounts payable	$2,018	$1,699
Accrued liabilities	3,979	3,848
Operating lease liabilities, current portion	797	1,061

Total current liabilities	6,794	6,608
Operating lease liabilities, net of current portion	1,648	1,550
Other long-term liabilities	300	360
Long-term debt, net	21,044	20,238

Total liabilities	29,786	28,756

Commitments and contingencies (Note 11)
Stockholder’s (deficit) equity
Common stock, $0.01 par value; 5,000,000 shares authorized; 105,808 shares issued and outstanding at July 31, 2021 and April 30, 2021, respectively	1	1
Additional paid-in capital	172,902	171,845
Accumulated deficit	(183,214)	(170,080)

Total stockholder’s (deficit) equity	(10,311)	1,766

Total liabilities and stockholder’s (deficit) equity	$19,475	$30,522

The accompanying notes are an integral part of these condensed consolidated financial statements.

WEST AFFUM INTERMEDIATE HOLDINGS CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited)

Three Months Ended July 31, 2021 and 2020

(in thousands, except share and per share amounts)

	Three Months Ended July 31,
	2021	2020
Operating expenses:
Research and development costs	$4,860	$5,921
Selling, general and administrative	7,430	1,984

Total operating expenses	12,290	7,905

Loss from operations	(12,290)	(7,905)
Other expenses:
Interest expense	847	—
Other income	(60)	—

Net loss before provision for income taxes	(13,077)	(7,905)
Provision for income taxes	57	47

Net loss and comprehensive loss	$(13,134)	$(7,952)

Net loss per share attributable to common stockholder, basic and diluted	$(124)	$(75)

Weighted-average shares of common stock outstanding, basic and diluted	105,808	105,808

The accompanying notes are an integral part of these condensed consolidated financial statements.

WEST AFFUM INTERMEDIATE HOLDINGS CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

(Unaudited)

Three Months Ended July 31, 2021 and 2020

(in thousands, except share and per share amounts)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholder’s (Deficit) Equity
	Shares	Amount
Balances at April 30, 2021	105,808	$1	$171,845	$(170,080)	$1,766
Capital contributions	—	—	157	—	157
Stock-based compensation expense	—	—	956	—	956
Deemed dividend for payments to third party on behalf of stockholder	—	—	(56)	—	(56)
Net loss and comprehensive loss	—	—	—	(13,134)	(13,134)

Balances at July 31, 2021	105,808	$1	$172,902	$(183,214)	$(10,311)

Balances at April 30, 2020	105,808	$1	$139,835	$(135,979)	$3,857
Capital contributions	—	—	5,069	—	5,069
Stock-based compensation expense	—	—	864	—	864
Deemed dividend for payments to third party on behalf of stockholder	—	—	(9)	—	(9)
Net loss and comprehensive loss	—	—	—	(7,952)	(7,952)

Balances at July 31, 2020	105,808	$1	$145,759	$(143,931)	$1,829

The accompanying notes are an integral part of these condensed consolidated financial statements.

WEST AFFUM INTERMEDIATE HOLDINGS CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

Three Months Ended July 31, 2021 and 2020

(in thousands)

	Three Months Ended July 31,
	2021	2020
Cash flows from operating activities
Net loss	$(13,134)	$(7,952)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation	75	117
Change in fair value of warrant liability	(60)	—
Interest paid in kind	762	—
Amortization of debt discounts and issuance costs	85	—
Stock-based compensation expense	956	864
Non-cash lease expense	161	208
Changes in operating assets and liabilities:	—
Prepaid expenses and other current assets	31	(102)
Accounts payable	318	(438)
Accrued liabilities	(547)	1,180
Lease repayments	(166)	(176)

Net cash used in operating activities	(11,519)	(6,299)

Cash flows from investing activities
Purchases of property and equipment	(91)	(60)
Deposits for property and equipment	(1,750)

Net cash used in investing activities	(1,841)	(60)

Cash flows from financing activities
Proceeds from capital contributions	157	5,069
Deemed dividend for payments to third party on behalf of stockholder	(56)	(9)

Net cash provided by financing activities	101	5,060

Net decrease in cash, cash equivalents and restricted cash	(13,259)	(1,299)
Cash, cash equivalents and restricted cash
Beginning of period	24,854	6,268

End of period	$11,595	$4,969

Reconciliation of cash, cash equivalents and restricted cash reported in the condensed consolidated balance sheet
Cash and cash equivalents	$11,083	$4,457
Restricted cash	512	512

Cash, cash equivalents and restricted cash shown in the condensed consolidated statement of cash flows	$11,595	$4,969

Noncash investing and financing activities:
Purchases of property and equipment in accounts payable	$1	$17
Purchases of property and equipment in accrued liabilities	—	2
Deferred offering costs incurred but not yet paid	678	—

The accompanying notes are an integral part of these condensed consolidated financial statements.

WEST AFFUM INTERMEDIATE HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

July 31, 2021 and 2020

(in thousands, except share and per share amounts)

1. Nature of Operations and Liquidity

West Affum Intermediate Holdings Corp., a Cayman Islands exempted company (the “Company”), was incorporated on August 6, 2020 in order to carry on the business of West Affum Holdings Corp. (“WAH Corp.”) and its consolidated subsidiaries. On August 25, 2020, the Company entered into a Contribution and Exchange Agreement with WAH Corp. and West Affum Holdings, L.P. (the “Parent”), where the Parent exchanged all of its existing ownership interests in WAH Corp. into an equivalent number of newly issued shares in the Company (the “Contribution and Exchange”). The Parent owned all outstanding interests in WAH Corp. prior to the Contribution and Exchange. The Contribution and Exchange did not affect historical results of the Company, and the Company’s historical period reflects the accounting of WAH Corp. The Contribution and Exchange resulted in the Company becoming the parent entity of WAH Corp. and its subsidiaries. The Company operates and controls all of the business and affairs of WAH Corp. and its subsidiaries and accordingly, consolidates the financial results. As the Contribution and Exchange is considered a transaction between entities under common control, the condensed consolidated financial statements for the period prior to the Contribution and Exchange reflect the combination of the previously separate entities for financial presentation purposes. The consolidated financial statements as of July 31, 2021 and April 30, 2021 and for the three months ended July 31, 2021 and 2020 represent the consolidated assets and liabilities and operations of the Company and its subsidiaries.

The Company and its consolidated subsidiaries own certain intellectual property related to the development of personal Wearable Cardioverter Defibrillators (“WCD”). Prior to execution of the Contribution and Exchange Agreement on August 25, 2020, WAH Corp. carried on the business of developing intellectual property related to the expansion and marketing of a commercially viable WCD.

On July 27, 2021, the Company received Premarket Approval for the ASSURE® WCD system from the U.S. Food and Drug Administration (“FDA”), which will allow the Company to begin leasing the WCD system to patients and generating revenue.

Liquidity and Going Concern

Through July 31, 2021, the Company had an accumulated deficit of $183.2 million and continued operating losses have been incurred through the date of these condensed consolidated financial statements, and losses are projected for the near future. Management has prepared the condensed consolidated financial statements on a going concern basis which contemplates continuity of normal business activities and the realization of assets and liabilities in the ordinary course of business. Since inception, the Company has raised adequate capital to fund operations. However, management does not believe that its cash and cash equivalents balance will be sufficient to fund its planned current operations for the next twelve months from the date these condensed consolidated financial statements were available to be issued. Management plans on raising additional capital to continue operations but cannot predict with certainty the ability to obtain such funding. If the Company is unable to obtain additional funding, it would be required to suspend operations. Based upon the factors discussed above, there is a substantial doubt whether the Company will continue as a going concern for the next twelve months from the date these condensed consolidated financial statements were available to be issued.

2. Significant Accounting Policies

There have been no significant changes in accounting policies during the three months ended July 31, 2021 from those disclosed in the annual consolidated financial statements for the year ended April 30, 2021.

WEST AFFUM INTERMEDIATE HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

July 31, 2021 and 2020

(in thousands, except share and per share amounts)

Basis of Presentation

The accompanying condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting. As permitted under those rules, certain footnotes or other financial information that are normally required by U.S. GAAP have been condensed or omitted, and accordingly the balance sheet as of April 30, 2021, and related disclosures, have been derived from the audited consolidated financial statements at that date but do not include all disclosures required by U.S. GAAP for complete consolidated financial statements. These unaudited condensed consolidated financial statements have been prepared on the same basis as the Company’s annual consolidated financial statements and, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) that are necessary for the fair statement of the Company’s condensed consolidated financial information. The results of operations for the three months ended July 31, 2021 are not necessarily indicative of the results to be expected for the year ending April 30, 2022, or for any other interim period or for any other future year.

The accompanying interim unaudited condensed consolidated financial statements and related financial information should be read in conjunction with the audited financial statements and the related notes thereto for the year ended April 30, 2021.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of expenses during the reporting period. Estimates are required as part of determining the estimated lives of property and equipment, stock-based compensation expense, fair value of warrants and valuation allowance for deferred tax assets. The Company bases its estimates on historical experience and other market-specific or relevant assumptions that it believes to be reasonable under the circumstances. Actual results could differ from those estimates.

The current COVID-19 pandemic, which is impacting worldwide economic activity, poses risk that the Company or its employees, contractors, suppliers, and other partners may be prevented from conducting business activities for an indefinite period. Some of the Company’s estimates may be impacted by uncertainties surrounding COVID-19. The extent to which the COVID-19 pandemic will impact the Company’s business will depend on future developments that are highly uncertain and cannot be predicted at this time.

Deferred Offering Costs

Deferred offering costs primarily consist of legal, accounting and other fees related to the planned Initial Public Offering (“IPO”), are capitalized and included in prepaid expenses and other current assets in the condensed consolidated balance sheets and will be offset against the proceeds upon the completion of the IPO. Should a planned IPO be abandoned, terminated, or significantly delayed, the deferred offering costs are immediately written off to operating expenses. There were $954 and $276 of deferred offering costs capitalized as of July 31, 2021 and April 30, 2021, respectively.

WEST AFFUM INTERMEDIATE HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

July 31, 2021 and 2020

(in thousands, except share and per share amounts)

Income Taxes

The Company recorded a tax provision related to U.S. state taxes during the three months ended July 31, 2021 and July 31, 2020. Due to the uncertainties surround the realization of the U.S. deferred tax assets through future taxable income, the Company has provided a full valuation allowance and therefore, no benefit has been recognized for the U.S. net operating loss carryforwards and other deferred tax assets.

Concentrations of Risk

Credit Risk

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist primarily of cash. The Company’s cash is mainly held in financial institutions. Amounts on deposit may at times exceed federally insured limits. The Company has not experienced any losses on its deposits of cash and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. Further, the Company holds some cash balances in its accounts located in the Cayman Islands which are not insured.

Business Risk

The Company relies and expects to continue to rely on a small number of vendors to manufacture supplies and materials for its use in the clinical trial programs. These programs could be adversely affected by a significant interruption in these manufacturing services.

Recently Issued Accounting Pronouncements Not Yet Adopted

As an EGC, the JOBS Act allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act until such time the Company is no longer considered to be an EGC.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which enhances and simplifies various aspects of the income tax accounting guidance, including requirements such as tax basis step-up in goodwill obtained in a transaction that is not a business combination, ownership changes in investments and interim-period accounting for enacted changes in tax law. The guidance is effective for public business entities for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. For all other entities, for annual reporting periods beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The new standard will become effective for the Company for the fiscal year beginning May 1, 2022 and interim periods beginning May 1, 2023. While the Company is currently evaluating the potential impact ASU 2019-12 may have on its consolidated financial statements upon adoption, the Company does not expect this guidance to have a material impact on the Company’s consolidated financial statements.

The Company has reviewed other recent accounting pronouncements and concluded that they are either not applicable to the business, or that no material effect is expected on the consolidated financial statements as a result of future adoption.

WEST AFFUM INTERMEDIATE HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

July 31, 2021 and 2020

(in thousands, except share and per share amounts)

3. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following at:

	July 31, 2021	April 30, 2021
Prepaid software fees	$595	$509
Supplier deposits	761	768
Deferred offering costs	954	276
Other	191	301

Prepaid expenses and other current assets	$2,501	$1,854

4. Property and Equipment

Property and equipment consisted of the following at:

	July 31, 2021	April 30, 2021
Computer software and equipment	$989	$900
Test equipment	874	871
Leasehold improvements	414	414

Total property and equipment	2,277	2,185
Less: accumulated depreciation	(1,632)	(1,557)

Property and equipment, net	$645	$628

The Company recorded $75 and $117 of depreciation expense for the three months ended July 31, 2021 and 2020, respectively.

5. Leases

The Company has two operating leases for office space that commenced on May 1, 2020 and January 1, 2021 with a 48-month term and 40-month term, respectively. There were no right-of-use assets in exchange for lease liabilities recorded during the three months ended July 31, 2021. During the three months ended July 31, 2020, we recorded $920 of right-of-use assets in exchange for lease liabilities. The Company determined at the commencement of both leases that it is reasonably certain that the Company will not exercise the option to extend the terms of either lease. The office leases have variable lease payments to reimburse the lessor for costs, such as insurance and taxes but do not depend on an index rate and are excluded from the measurement of the lease liability and are recognized in operating expense.

In June 2021, the Company amended its office lease that began on May 1, 2020 to expand the leased space, commencing on September 1, 2021. The amendment is subject to all terms and conditions of the original office lease agreement and expires in April 2024. The additional monthly rental costs associated with the lease amendment ranges from $25 to $26.

WEST AFFUM INTERMEDIATE HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

July 31, 2021 and 2020

(in thousands, except share and per share amounts)

Operating lease expense was as follows for the:

	Three Months Ended July 31,
	2021	2020
Operating lease expense	$259	$245
Variable lease expense	95	42
Sublease income	—	(41)

Total operating lease expense	$354	$246

Operating lease expense includes amortization and interest expense associated with operating lease right-of-use assets and liabilities. Variable lease expense includes payments related to taxes, insurance and maintenance costs as required by the lease.

Cash paid for operating leases was $358 and $219 for the three months ended July 31, 2021 and 2020 respectively.

The weighted average remaining lease term for the Company’s operating leases was 33 months as of July 31, 2021 and 36 months as of April 30, 2021. The weighted average discount rate used to calculate the net present value of the Company’s operating lease liabilities was 16% as of July 31, 2021 and April 30, 2021.

Maturities of operating lease liabilities were as follows as of July 31, 2021:

Remainder of 2022	$797
2023	1,091
2024	1,118
Thereafter	—

Total future lease payments	$3,006
Less: imputed interest	(561)

Total lease liability balance	2,445
Less: current portion of lease liability	(797)

Total lease liability, net of current portion	$1,648

6. Accrued Liabilities

Accrued liabilities consisted of the following as of:

	July 31, 2021	April 30, 2021
Accrued operating expenses	$1,921	$1,130
Accrued bonuses	710	1,420
Accrued vacation	780	775
Accrued payroll and payroll taxes	469	481
Taxes payable	99	42

Accrued liabilities	$3,979	$3,848

WEST AFFUM INTERMEDIATE HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

July 31, 2021 and 2020

(in thousands, except share and per share amounts)

7. Long-Term Debt

On September 24, 2020, WAH Corp. and Kestra entered into the Loan and Security Agreement (the “Loan Agreement”) with a lender, which provided for a Senior Secured Delayed-Draw Term Loan in an aggregate principal amount of up to $50.0 million (the “Term Loan”). Borrowings under the Term Loan will be available in up to three tranches, which are subject to the Company achieving certain funding, regulatory or revenue milestones as defined in the Loan Agreement. On December 28, 2020, the Company drew the first tranche of the Term Loan pursuant to the terms of the Loan Agreement in the amount of $20.0 million. The Company incurred a 1.0% facility fee of the total available loan amount of $50.0 million upon the draw of the first tranche and legal fees of $832 for both the Company and the lender. The Company recognized a portion of the facility fee and legal fees as a discount to the long-term debt liability and a portion as in other long-term assets, relative to the tranche draws, both of which are amortized as interest expense over the term of the loan on a straight-line basis. In conjunction with the draw on the first tranche, the Company issued a warrant to the lender to purchase up to 49,044 shares of the Parent’s common units at an exercise price of $22.63 per share. The fair value of the warrant is recognized as a debt discount and as a warrant liability, and the debt discount is amortized over the term of the loan to interest expense. As of July 31, 2021, the debt discount balance related to the warrant was $281 net of accumulated amortization of $39.

The Term Loan bears interest on outstanding balances of 14.5% per annum, all of which can be paid-in-kind, accrued and added to the principal balance and compounded quarterly until the earlier of the repayment or maturity date of the Term Loan. Following achievement of Premarket Approval from the U.S. Food and Drug Administration (“FDA”) of the Company’s ASSURE® WCD system, the Term Loan will bear interest of 12.5% per annum, up to 6.5% of which can be paid-in-kind, accrued and added to the principal and compounded quarterly until the earlier of either the repayment or maturity date of the Term Loan. On July 27, 2021, the Company received FDA Premarket Approval for the ASSURE® WCD system and submitted evidence of the FDA Premarket Approval to the lender of the Term Loan.

The Company’s long-term debt consisted of the following as of:

	July 31, 2021	April 30, 2021
Term Loan	$20,000	$20,000
Accumulated paid-in-kind interest applied to Term Loan balance	1,779	1,017
Less: unamortized debt discounts and issuance costs	(735)	(779)

Total long-term debt, net	$21,044	$20,238

During the three months ended July 31, 2021, the Company recognized interest expense of $847 related to the Term Loan. Of this amount, $68 was related to amortization of the facility fee and legal fees, $17 was related to amortization of the debt discount recognized in connection with the warrant and $762 was related to paid-in-kind interest and recorded as an increase to the Term Loan balance as of July 31, 2021.

8. Fair Value Measurement

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly

WEST AFFUM INTERMEDIATE HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

July 31, 2021 and 2020

(in thousands, except share and per share amounts)

transaction between market participants as of the measurement date. There are three levels of inputs that may be used to measure fair value:

•	Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities

•

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability

•	Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity)

The Company had the following classified assets and liabilities measured at fair value on a recurring basis at:

	Level 1	Level 2	Level 3
July 31, 2021
Assets
Cash and cash equivalents	$11,083	$—	$—
Restricted cash	512	—	—

Total assets	$11,595	$—	$—

Liabilities
Warrant liability	$—	$—	$300

Total liabilities	$—	$—	$300

April 30, 2021
Assets
Cash and cash equivalents	$24,342	$—	$—
Restricted cash	512	—	—

Total assets	$24,854	$—	$—

Liabilities
Warrant liability	$—	$—	$360

Total liabilities	$—	$—	$360

The Company classifies its money market funds, which are valued based on quoted market prices in active markets with no valuation adjustment, as cash and cash equivalents within the fair value hierarchy.

As of July 31, 2021, and April 30, 2021, the fair value of the long-term debt, net of discounts, approximated its carrying value. The fair value of long-term debt was determined using quoted market prices, when available, or discounted cash flows based on various factors, including maturity schedules and current market rates. Long-term debt has been classified as Level 2 of the fair value hierarchy.

As of July 31, 2021, and April 30, 2021, the warrant liability in the table above consisted of the fair value of warrants issued to the lender of the Term Loan in connection with the draw of the Term Loan to

WEST AFFUM INTERMEDIATE HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

July 31, 2021 and 2020

(in thousands, except share and per share amounts)

purchase common shares of the Company and is included in other long-term liabilities on the consolidated balance sheet. The warrant liability is based on significant inputs not observable in the market, which represent a Level 3 measurement within the fair value hierarchy. The Company’s valuation of the warrant liability utilized the Black-Scholes option-pricing model, which incorporates assumptions and estimates to value the common stock warrants.

As of July 31, 2021, and April 30, 2021, the quantitative elements associated with the Company’s Level 3 inputs impacting the fair value measurement of the warrant liability included the fair value per share of the underlying common stock, the remaining contractual term of the warrant, risk-free interest rate, expected dividend yield and expected volatility of the price of the underlying common stock. The change in fair value of warrant liability was $60 for the three months ended July 31, 2021, which is included in other income within the Consolidated Statements of Operations and Comprehensive loss.

A reconciliation of the Level 3 liabilities is as follows:

Fair value of Level 3 liabilities as of April 30, 2021	$360
Change in fair value of warrant liability	(60)

Fair value of Level 3 liabilities as of July 31, 2021	$300

There were no transfers into or out of the Level 1, 2 or 3 fair value hierarchies for the three months ended July 31, 2021 and 2020.

9. Stockholder’s Equity

The Company had 5,000,000 shares of common stock authorized and 105,808 shares issued and outstanding with a par value of $0.01 as of July 31, 2021 and April 30, 2021. Each share of common stock is entitled to one vote. Contributions are recorded to additional paid-in capital.

10. Equity Incentive Plan

Certain employees and contractors of the Company have been granted equity incentive units (“Incentive Units”) of the Parent. The Parent has the ability to issue any number of additional Incentive Units at its discretion. The Incentive Units allow the holder to participate in the equity of the Parent subject to participation thresholds as defined by the Parent. Upon termination, the Company has the right but not the obligation to repurchase vested incentive units at fair market value within seven months following termination.

The Parent has issued Incentive Units to certain employees and contractors of the Company which are vested based upon project milestones defined by the Parent. The Parent has also issued time-based Incentive Units to certain employees that are vested based on continued service. During the three months ended July 31, 2021, the Parent issued Incentive Units that vest based on continued service. Any unvested Incentive Units are automatically forfeited upon a separation.

Compensation cost of Incentive Units is estimated on the date of grant. In June 2020, the Company achieved a performance milestone which allowed certain Incentive Units to vest and resulted in the recognition of $864 of stock-based compensation expense. No further vesting milestones were achieved during the three

WEST AFFUM INTERMEDIATE HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

July 31, 2021 and 2020

(in thousands, except share and per share amounts)

months ended July 31, 2020. In July 2021, the Company achieved a performance milestone in connection with the FDA Premarket Approval for the Company’s ASSURE® Wearable Cardioverter Defibrillator (WCD) system. The approval allowed certain Incentive Units to vest and resulted in the recognition of $846 of stock-based compensation expense. The Company recognized $110 of stock-based compensation expense related to time-based vested Incentive Units during the three months ended July 31, 2021. As of July 31, 2021, and April 30, 2020, total Incentive Units vested were 818,260 and 581,897, respectively.

The following table summarizes all Incentive Unit activity:

Incentive Units
Outstanding at April 30, 2020	797,561
Granted	257,871
Forfeited / repurchased	(1,000)

Outstanding at April 30, 2021	1,054,432
Granted	71,700
Forfeited / repurchased	(5,191)

Outstanding at July 31, 2021	1,120,941

The Company recorded stock-based compensation in the following expense categories of its Consolidated Statements of Operations and Comprehensive Loss for the:

	Three Months Ended July 31,
	2021	2020
Research and development	$448	$485
Selling, general and administrative	508	379

Total stock-based compensation expense	$956	$864

As of July 31, 2021, and April 30, 2021, total unvested Incentive Units were 302,681 and 472,535, respectively. As of July 31, 2021, unrecognized compensation cost for outstanding Incentive Units was $1,653, which was related to time-based vesting Incentive Units, and the weighted-average period over which this cost is expected to be recognized is approximately 3.1 years.

In determining the compensation cost of the Incentive Units, the fair value for each Incentive Unit has been estimated at the date of grant using the Black-Scholes model. The significant assumptions used in these calculations were summarized as follows:

	Three Months Ended July 31,
	2021	2020
Expected volatility	80%	55%
Expected time to liquidity	2 years	2 years
Risk free rate	0.16%	0.20%
Dividend yield	0%	0%
Estimated fair value	$6.03	$9.14

WEST AFFUM INTERMEDIATE HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

July 31, 2021 and 2020

(in thousands, except share and per share amounts)

The weighted average grant date fair value of Incentive Units granted during the three months ended July 31, 2021 and 2020 were $6.03 and $9.14, respectively.

11. Commitments and Contingencies

From time to time, the Company may become involved in litigation relating to claims arising from the ordinary course of business. The Company considers the likelihood of loss or impairment of an asset, or the incurrence of a liability, as well as the ability to reasonably estimate the amount of loss, in determining loss contingencies. An estimated loss contingency is accrued when information available prior to issuance of the consolidated financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the consolidated financial statements, and the amount or range of loss can be reasonably estimated. Legal costs are expensed as incurred. Gain contingencies are not recognized until they’re realized or realizable.

The Company enters into indemnification agreements with its officers and directors, and the Company’s certificate of incorporation and bylaws include similar indemnification obligations to its officers and directors. To date, there have been no claims under any indemnification provisions, therefore there is no accrual of such amounts as of July 31, 2021. The Company is unable to determine the maximum potential impact of these indemnifications on the future results of operations.

In December 2019, the Company applied for a refund from the State of Washington for Business and Occupation (“B&O”) taxes paid in 2014. Management concluded the B&O tax is not applicable as its only source of current income generated through a transfer pricing arrangement between Kestra Medical Technologies and West Affum Holdings is not attributable to the State of Washington. In February 2020, the Company received the full tax refund for the year of 2014 in the amount of $0.025 million, and further applied for refunds of B&O taxes for the subsequent years, totaling $1.6 million. Additionally, the Company ceased payments of B&O taxes in Washington State beginning in 2020. In October 2021, the Washington State Department of Revenue (“DOR”) denied the Company’s request for a refund. The Company is appealing the decision to DOR. Management believes the denial of the refund is without merit and will vigorously defend its position in this matter. If the appeal process is rejected the Company could be denied the tax refund indicated above and be subject to additional B&O tax liabilities, interest and penalties. As of July 31, 2021, no asset or liability has been recorded related to this matter.

Management believes that there are currently no other claims or actions pending against the Company where the ultimate disposition could have a material effect on the Company’s results of operations, financial condition or cash flows.

12. Defined Contribution Plan

The Company sponsors a defined contribution retirement savings plan under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “401(k) Plan”), for its full-time employees, which covers all eligible employees in the United States. The 401(k) Plan provides for matching and discretionary contributions by the Company. For the three months ended July 31, 2021 and 2020, matching and discretionary contributions by the Company totaled $174 and $93, respectively.

WEST AFFUM INTERMEDIATE HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

July 31, 2021 and 2020

(in thousands, except share and per share amounts)

13. Net Loss Per Share Attributable to Common Stockholder

Basic net loss per share attributable to the common stockholder is calculated by dividing net loss by the weighted average number of shares of common stock outstanding during the period and excludes any dilutive effects of employee stock-based awards. Diluted net loss per share is computed giving effect to all potentially dilutive shares of common stock, including common stock issuable upon vesting of stock-based payment awards. For the three months ended July 31, 2021 and 2020, the Company did not have any dilutive shares. For all periods presented, there is no difference in the number of shares used to compute basic and diluted shares outstanding due to the Company’s net loss position.

The following table sets forth the computation of basic and diluted net loss per share attributable to the common stockholder for the :

	Three Months Ended July 31,
	2021	2020
Numerator:
Net loss attributable to common stockholder’s
– basic and diluted	$(13,134)	$(7,952)
Denominator:
Weighted average shares of common stock outstanding
– basic and diluted	105,808	105,808
Net loss per share attributable to common stockholder’s
Basic and diluted	$(124)	$(75)

The Company has Incentive Units issued and outstanding under an equity incentive plan that may be settled in common units of the Parent. The Company also issued warrants in connection with the draw of the first tranche under the Term Loan that may be settled in common units of the Parent. The Incentive Units and warrants are not considered participating securities as they do not participate in dividends from the Company and therefore, would not be included in the calculation of both the basic and diluted loss per share.

14. Subsequent Events

The Company has evaluated subsequent events through the date the unaudited condensed consolidated financial statements were available to be issued on November 23, 2021.

In September 2021, the lender of the Term Loan acknowledged receipt of the Company’s FDA Premarket Approval and retroactively adjusted the interest rate on the Term Loan from 14.5% to 12.5%, effective as of July 27, 2021, when the Company received FDA Premarket Approval of the ASSURE® WCD system.

In September 2021, the Company received additional capital contributions of $20.0 million from its stockholder.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of West Affum Intermediate Holdings Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of West Affum Intermediate Holdings Corp. and its subsidiaries (the “Company”) as of April 30, 2021 and 2020, and the related consolidated statements of operations and comprehensive loss, of stockholder’s equity and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has an accumulated deficit and has incurred continued operating losses that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Seattle, Washington

August 25, 2021

We have served as the Company’s auditor since 2016.

WEST AFFUM INTERMEDIATE HOLDINGS CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

April 30, 2021 and 2020

(in thousands, except share and per share amounts)

	2021	2020
Assets
Current assets
Cash and cash equivalents	$24,342	$5,756
Prepaid expenses and other current assets	1,854	412

Total current assets	26,196	6,168
Right-of-use assets	2,455	416
Restricted cash	512	512
Property and equipment, net	628	709
Other long-term assets	731	68

Total assets	$30,522	$7,873

Liabilities and Stockholder’s Equity
Current liabilities
Accounts payable	$1,699	$1,831
Accrued liabilities	3,848	1,733
Operating lease liabilities, current portion	1,061	452

Total current liabilities	6,608	4,016
Operating lease liabilities, net of current portion	1,550	—
Other long-term liabilities	360	—
Long-term debt, net	20,238	—

Total liabilities	28,756	4,016

Commitments and contingencies (Note 12)
Stockholder’s equity
Common stock, $0.01 par value; 5,000,000 shares authorized; 105,808 shares issued and outstanding as of April 30, 2021 and 2020	1	1
Additional paid-in capital	171,845	139,835
Accumulated deficit	(170,080)	(135,979)

Total stockholder’s equity	1,766	3,857

Total liabilities and stockholder’s equity	$30,522	$7,873

The accompanying notes are an integral part of these consolidated financial statements.

WEST AFFUM INTERMEDIATE HOLDINGS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

Years Ended April 30, 2021 and 2020

(in thousands, except share and per share amounts)

	2021	2020
Operating expenses:
Research and development costs	$18,806	$22,802
Selling, general and administrative	13,902	6,517

Total operating expenses	32,708	29,319

Loss from operations	(32,708)	(29,319)
Other expense:
Interest expense	1,168	—
Other expense, net	38	—

Net loss before provision for income taxes	(33,914)	(29,319)
Provision for income taxes	187	148

Net loss and comprehensive loss	$(34,101)	$(29,467)

Net loss per share attributable to common stockholder, basic and diluted	$(322)	$(278)

Weighted-average shares of common stock outstanding, basic and diluted	105,808	105,808

The accompanying notes are an integral part of these consolidated financial statements.

WEST AFFUM INTERMEDIATE HOLDINGS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

Years Ended April 30, 2021 and 2020

(in thousands, except share and per share amounts)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholder’s Equity
	Shares	Amount
Balances at April 30, 2019	105,808	$1	$109,596	$(106,512)	$3,085
Capital contributions	—	—	30,422	—	30,422
Deemed dividend for payments to third party on behalf of stockholder	—	—	(183)	—	(183)
Net loss and comprehensive loss	—	—	—	(29,467)	(29,467)

Balances at April 30, 2020	105,808	$1	$139,835	$(135,979)	$3,857
Capital contributions	—	—	30,334	—	30,334
Stock-based compensation expense	—	—	1,863	—	1,863
Deemed dividend for payments to third party on behalf of stockholder	—	—	(187)	—	(187)
Net loss and comprehensive loss	—	—	—	(34,101)	(34,101)

Balances at April 30, 2021	105,808	$1	$171,845	$(170,080)	$1,766

The accompanying notes are an integral part of these consolidated financial statements.

WEST AFFUM INTERMEDIATE HOLDINGS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended April 30, 2021 and 2020

(in thousands)

	2021	2020
Cash flows from operating activities
Net loss	$(34,101)	$(29,467)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation	420	478
(Gain) loss on disposal of assets	(2)	4
Change in fair value of warrant liability	40	—
Conversion of accrued interest to long-term debt	1,017	—
Amortization of debt discounts and issuance costs	151	—
Stock-based compensation expense	1,863	—
Non-cash lease expense	736	702
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(1,442)	213
Accounts payable	(132)	(790)
Accrued liabilities	2,112	(767)
Lease repayments	(616)	(666)
Other long-term assets	59	—

Net cash used in operating activities	(29,895)	(30,293)

Cash flows from investing activities
Proceeds from sale of property and equipment	2	—
Purchases of property and equipment	(336)	(232)

Net cash used in investing activities	(334)	(232)

Cash flows from financing activities
Proceeds from capital contributions	30,334	30,422
Proceeds from debt issuance	20,000	—
Payment of debt issuance costs	(1,332)	—
Deemed dividend for payments to third party on behalf of stockholder	(187)	(183)

Net cash provided by financing activities	48,815	30,239

Net increase (decrease) in cash, cash equivalents and restricted cash	18,586	(286)
Cash, cash equivalents and restricted cash
Beginning of year	6,268	6,554

End of year	$24,854	$6,268

Reconciliation of cash, cash equivalents and restricted cash reported in the consolidated balance sheets
Cash and cash equivalents	$24,342	$5,756
Restricted cash	512	512

Cash, cash equivalents and restricted cash shown in the Consolidated Statements of Cash flows	$24,854	$6,268

Non-cash investing and financing activities:
Issuance of warrants related to long-term debt	$320	$—
Purchases of property and equipment in accrued liabilities	3	—
Supplemental disclosure of cash flow information
Income taxes paid	$214	$70

The accompanying notes are an integral part of these consolidated financial statements.

WEST AFFUM INTERMEDIATE HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2021 and 2020

(in thousands, except share and per share amounts)

1. Nature of Operations and Liquidity

West Affum Intermediate Holdings Corp., a Cayman Islands exempted company (the “Company”), was incorporated on August 6, 2020 in order to carry on the business of West Affum Holdings Corp. (“WAH Corp.”) and its consolidated subsidiaries. On August 25, 2020, the Company entered into a Contribution and Exchange Agreement with WAH Corp. and West Affum Holdings, L.P. (the “Parent”), where the Parent exchanged all of its existing ownership interests in WAH Corp. into an equivalent number of newly issued shares in the Company (the “Contribution and Exchange”). The Parent owned all outstanding interests in WAH Corp. prior to the Contribution and Exchange. The Contribution and Exchange did not affect historical results of the Company, and the Company’s historical period reflects the accounting of WAH Corp. The Contribution and Exchange resulted in the Company becoming the parent entity of WAH Corp. and its subsidiaries. The Company operates and controls all of the business and affairs of WAH Corp. and its subsidiaries and accordingly, consolidates the financial results. As the Contribution and Exchange is considered a transaction between entities under common control, the consolidated financial statements for the period prior to the Contribution and Exchange reflect the combination of the previously separate entities for financial presentation purposes. The consolidated financial statements as of and for the years ended April 30, 2021 and 2020 represent the consolidated assets and liabilities and operations of the Company and its subsidiaries.

The Company and its consolidated subsidiaries own certain intellectual property related to the development of personal Wearable Cardioverter Defibrillators (“WCD”). Prior to execution of the Contribution and Exchange Agreement on August 25, 2020, WAH Corp. carried on the business of developing intellectual property related to the expansion and marketing of a commercially viable WCD.

On April 4, 2016, WAH Corp. purchased all issued and outstanding membership interests of Physio Control Development Co., LLC (“PCDC”) from Charger Holdings Corp., changed PCDC’s name to Kestra Medical Technologies, Inc. (“Kestra”) and converted Kestra to a Delaware corporation.

Liquidity and Going Concern

Through April 30, 2021, the Company had an accumulated deficit of approximately $170 million, continued operating losses have been incurred through the date of these consolidated financial statements and losses are projected for the near future. Management has prepared the consolidated financial statements on a going concern basis which contemplates continuity of normal business activities and the realization of assets and liabilities in the ordinary course of business. Since inception, the Company has raised adequate capital to fund operations. However, management does not believe that its cash and cash equivalents balance will be sufficient to fund its planned current operations for the next twelve months from the date these consolidated financial statements were available to be issued. Management plans on raising additional capital to continue operations but cannot predict with certainty the ability to obtain such funding. If the Company is unable to obtain additional funding, it would be required to suspend operations. Based upon the factors discussed above, there is a substantial doubt whether the Company will continue as a going concern for the next twelve months from the date these consolidated financial statements were available to be issued.

2. Significant Accounting Policies

Basis of Presentation

The consolidated financial statements and accompanying notes were prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and include the accounts

WEST AFFUM INTERMEDIATE HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

April 30, 2021 and 2020

(in thousands, except share and per share amounts)

of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. The Company’s reporting currency is the U.S. dollar.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of expenses during the reporting period. Estimates are required as part of determining the estimated lives of property and equipment, stock-based compensation expense, fair value of warrants and valuation allowance for deferred tax assets. The Company bases its estimates on historical experience and other market-specific or relevant assumptions that it believes to be reasonable under the circumstances. Actual results could differ from those estimates.

The current COVID-19 pandemic, which is impacting worldwide economic activity, poses risk that the Company or its employees, contractors, suppliers, and other partners may be prevented from conducting business activities for an indefinite period of time. Some of the Company’s estimates outlined above may be impacted by uncertainties surrounding COVID-19. The extent to which the COVID-19 pandemic will impact the Company’s business will depend on future developments that are highly uncertain and cannot be predicted at this time.

Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are recorded at cost, which approximates fair value. Restricted cash consists entirely of amounts related to the Company’s office lease agreement. In lieu of a cash security deposit, the landlord required an irrevocable standby letter of credit upon execution of the lease be maintained in the amount of $512 throughout the term of the lease agreement.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs, including planned major maintenance activities, are expensed as incurred. Property and equipment are depreciated using the straight-line method based on the following estimated useful lives:

Asset Classification	Estimated Useful Lives
Computer software and equipment	3 years
Test equipment	5 years
Leasehold improvements	Lesser of useful life or lease-term

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in the Consolidated Statements of Operations and Comprehensive Loss for the period.

WEST AFFUM INTERMEDIATE HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

April 30, 2021 and 2020

(in thousands, except share and per share amounts)

Leases

The Company adopted Accounting Standards Codification (“ASC”) 842, Leases, on May 1, 2019 using the modified retrospective approach. The Company determines if an arrangement is a lease at inception and on the lease commencement date, the Company recognizes an asset for the right to use a leased asset and a liability based on the present value of remaining lease payments over the lease term.

The Company determines whether a contract contains a lease at the inception of a contract. If the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration, the Company considers the contract to contain a lease. The Company determines whether a contract conveys the right to control the use of an identified asset for a period of time if the contract contains both the right to obtain substantially all of the economic benefits from use of the identified asset and the right to direct the use of the identified asset.

The Company’s leases do not provide an implicit rate. As such, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

Lease and non-lease components are combined for all leases existing before the adoption of the new lease accounting standard, as well as for any new leases. The measurement of lease right-of-use assets and liabilities includes amounts related to lease payments made prior to the lease commencement date, incentives from landlords received by the Company for signing a lease, including tenant improvement allowances or deferred lease credits paid to the Company by landlords, fixed payments related to lease components, such as rent escalation payments schedules at the lease commencement date, and fixed payments related to non-lease components, such as taxes, insurance and maintenance costs. The measurement of lease right-of-use assets and liabilities excludes amounts related to variable payments related to lease components, such as contingent rent payments. Variable payments related to non-lease components, such as taxes, insurance and maintenance costs, are expensed as incurred in the Consolidated Statements of Operations and Comprehensive Loss. The Company has elected not to recognize right-of use-assets and lease liabilities for leases with a term of twelve months or less. Lease costs for short-term leases are recognized on a straight-line basis over the lease term.

Certain of the Company’s leases may include options to extend the lease or to terminate the lease. The Company assesses these leases and, depending on the facts and circumstances, has not included these options in the measurement of the Company’s lease right-of-use assets and liabilities since extending the lease under an option is not reasonably certain of such option being exercised.

Non-cash amortization related to the lease right-of-use assets and liabilities is calculated on a straight-line basis over the lease term and is reflected in research and development costs and selling, general and administrative expense in the Consolidated Statements of Operations and Comprehensive Loss. Operating lease payments are classified as cash flows from operating activities in the Consolidated Statements of Cash Flows.

Impairment of Long-Lived Assets

The Company periodically reviews its long-lived assets, including property and equipment and right-of-use assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

WEST AFFUM INTERMEDIATE HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

April 30, 2021 and 2020

(in thousands, except share and per share amounts)

The Company compares the carrying value of the long-lived assets with the estimated future net undiscounted future cash flows expected to result from the use of the assets, including cash flows from disposition. An impairment loss is measured as the amount by which the carrying value exceeds the fair value of the long-lived assets. No impairment of long-lived assets was recorded during the years ended April 30, 2021 and 2020.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established if it is more likely than not that some or all of the net deferred tax assets will not be realized.

The Company recognizes the effect of income tax positions only if it is more likely than not that the tax position will be sustained upon examination by the tax authorities. Recognized income tax positions are measured at the largest amount that has a greater than 50% likelihood of being recognized. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs.

Research and Development

Research and development expenses consist of salaries and related benefits of product development personnel, prototype materials and other expenses related to the development of new products. Research and development expenses are expensed as incurred.

The Company capitalizes costs related to internal-use software during the development stage and expenses costs related to planning and post-implementation activities as incurred. Capitalized internal-use software is amortized, on a straight-line basis over the estimated useful life and recognized as research and development expense. The Company evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. Capitalized internal-use software costs are classified as a component of property and equipment. The Company did not have any capitalized internal-use software costs as of April 30, 2021 and 2020.

Patent Costs

Costs related to filing and pursuing patent applications are expensed as incurred, as recoverability of such expenditures is uncertain. Patent-related legal costs are included as a component of selling, general and administrative expenses.

Stock-Based Compensation

Stock-based compensation expense for equity incentive units is measured at the grant date based on the fair value of the award and is recognized as compensation expense as vesting milestones are met. The Company

WEST AFFUM INTERMEDIATE HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

April 30, 2021 and 2020

(in thousands, except share and per share amounts)

uses the Black-Scholes option pricing model to determine the fair value of incentive units. The model requires various assumptions involving the judgement of management, including the fair value of common units, volatility in the unit price, time to liquidity and risk-free interest rate. Since the units are not publicly traded, expected volatility is estimated based on the average historical volatility of similar entities with publicly traded shares. Forfeitures are recognized as they occur.

Payments on Behalf of Stockholder

During the years ended April 30, 2021 and 2020, the Company incurred administrative costs related to its stockholder, Parent, of $187 and $183, respectively. The payments on behalf of the stockholder were recorded as a deemed dividend in the Consolidated Statements of Stockholder’s Equity.

Concentrations of Risk

Credit Risk

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist primarily of cash. The Company’s cash is mainly held in financial institutions. Amounts on deposit may at times exceed federally insured limits. The Company has not experienced any losses on its deposits of cash and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. Further, the Company holds some cash balances in its accounts located in the Cayman Islands which are not insured.

Business Risk

The Company relies and expects to continue to rely on a small number of vendors to manufacture supplies and materials for its use in the clinical trial programs. These programs could be adversely affected by a significant interruption in these manufacturing services.

Segment Information

The Company has determined that its Chief Executive Officer is its chief operating decision maker. The Company’s Chief Executive Officer reviews financial information presented on a consolidated basis for purposes of assessing performance and making decisions on how to allocate resources. Accordingly, the Company has determined that it operates in a single reportable segment.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. There are three levels of inputs that may be used to measure fair value:

•	Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities

•

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability

WEST AFFUM INTERMEDIATE HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

April 30, 2021 and 2020

(in thousands, except share and per share amounts)

•	Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity)

Comprehensive Loss

Comprehensive loss consists of net loss and other gains or losses affecting stockholder’s equity that, under accounting principles generally accepted in the United States of America, are excluded from net loss. For the years ended April 30, 2021 and 2020, there were no items which qualify as components of other comprehensive loss and therefore, the Company’s comprehensive loss was the same as its reported net loss.

Emerging Growth Company Status

The Company is an emerging growth company (“EGC”) as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) The Company has elected to take advantage of the benefits of the extended transition period provided for in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards, which allows the Company to defer adoption of certain accounting standards until those standards would otherwise apply to private companies.

Recently Adopted Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“Topic 606”), which replaced most existing revenue recognition guidance in US GAAP when it becomes effective. This ASU stipulates that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The Company adopted this pronouncement on May 1, 2020. Adoption of the new standard does not have a material impact on the Company’s consolidated financial statements and related disclosures.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows: Clarification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”), which eliminates the diversity in practice related to classification of certain cash receipts and payments in the statement of cash flows, by adding or clarifying guidance on eight specific cash flow issues. This new guidance is effective for annual reporting periods beginning after December 15, 2018 for private entities, with early adoption permitted, including adoption in an interim period. The Company adopted this ASU on May 1, 2019, which did not have a material impact on the Company’s consolidated financial statements and related disclosures.

In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (“Topic 718”): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07” or “ASC 718”), which amends the existing accounting standards for stock-based compensation such that companies will no longer be required to value non-employee awards differently from employee awards. Additionally, companies will value all equity classified awards at their grant date under ASC 718 and forgo revaluing the award after the grant date. This new guidance is effective for all entities for annual periods, and interim periods within those annual periods,

WEST AFFUM INTERMEDIATE HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

April 30, 2021 and 2020

(in thousands, except share and per share amounts)

beginning after December 15, 2019 for private entities, with early adoption permitted, including adoption in an interim period. The Company early adopted this ASU on January 1, 2019, which did not have a material impact on the Company’s consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (“Topic 820”): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The amendment is intended to improve the effectiveness of disclosures in the notes to consolidated financial statements related to fair value measurements in Topic 820. The amendment is effective for all entities for fiscal years beginning after December 15, 2019, with early adoption permitted. The Company adopted this standard on May 1, 2020 using the prospective method. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements and related disclosures.

Recently Issued Accounting Pronouncements Not Yet Adopted

As an EGC, the JOBS Act allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act until such time the Company is no longer considered to be an EGC. The adoption dates discussed below reflect this election.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which enhances and simplifies various aspects of the income tax accounting guidance, including requirements such as tax basis step-up in goodwill obtained in a transaction that is not a business combination, ownership changes in investments and interim-period accounting for enacted changes in tax law. The guidance is effective for public business entities for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. For all other entities, for annual reporting periods beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The new standard will become effective for the Company beginning May 1, 2021. While the Company is currently evaluating the potential impact ASU 2019-12 may have on its consolidated financial statements upon adoption, the Company does not expect this guidance to have a material impact on the Company’s consolidated financial statements.

The Company has reviewed other recent accounting pronouncements and concluded that they are either not applicable to the business, or that no material effect is expected on the consolidated financial statements as a result of future adoption.

3. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	April 30,
	2021	2020
Prepaid software fees	$509	$203
Other	1,345	209

Prepaid expenses and other current assets	$1,854	$412

WEST AFFUM INTERMEDIATE HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

April 30, 2021 and 2020

(in thousands, except share and per share amounts)

4. Property and Equipment

Property and equipment consisted of the following:

	April 30,
	2021	2020
Computer software and equipment	$900	$645
Test equipment	871	820
Leasehold improvements	414	385

Total property and equipment	2,185	1,850
Less: accumulated depreciation	(1,557)	(1,141)

Property and equipment, net	$628	$709

For the years ended April 30, 2021 and 2020, the Company recorded $420 and $478 of depreciation expense, respectively.

5. Leases

The Company has two operating leases for office space that commenced on May 1, 2020 and January 1, 2021 with a 48-month term and 40-month term, respectively. During the year ended April 30, 2021, we recorded $2,775 of right-of-use assets in exchange for lease liabilities. The Company determined at the commencement of both leases that it is reasonably certain that the Company will not exercise the option to extend the terms of either lease. The office leases have variable lease payments to reimburse the lessor for costs, such as insurance and taxes but do not depend on an index rate and are excluded from the measurement of the lease liability and are recognized in operating expense.

The Company had two operating leases for office space that expired at the end of September 2020 and December 2020 and therefore, operating lease liabilities were classified as current on the Consolidated Balance Sheet as of April 30, 2020. The Company determined at the commencement of both leases that it was reasonably certain that the Company would not exercise the option to extend the terms of either lease. Both office leases had a fixed payment for use of the asset, and one lease had a variable lease payment to reimburse the lessor for costs, such as insurance and taxes. This variable payment did not depend on an index rate and was excluded from the measurement of the lease liability and was recognized as an operating expense.

Operating lease expense was as follows for the years ended:

	April 30,
	2021	2020
Operating lease expense	$984	$651
Variable lease expense	219	61
Sublease income	(69)	(165)

Total operating lease expense	$1,134	$547

Operating lease expense includes non-cash amortization and interest expense associated with operating lease right-of-use assets and liabilities. Variable lease expense includes payments related to taxes, insurance and maintenance costs as required by the lease.

WEST AFFUM INTERMEDIATE HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

April 30, 2021 and 2020

(in thousands, except share and per share amounts)

Cash paid for operating leases was $1,012 and $638 for the years ended April 30, 2021 and 2020, respectively.

The weighted average remaining lease terms for the Company’s operating leases were 36.0 and 7.6 months as of April 30, 2021 and 2020, respectively. The weighted average discount rates used to calculate the net present value of the Company’s operating lease liabilities were 16.0% and 10.0% as of April 30, 2021 and 2020, respectively.

Maturities of operating lease liabilities as of April 30, 2021 were as follows:

Fiscal Year
2022	$1,061
2023	1,091
2024	1,117
Thereafter	—

Total	3,269
Less: imputed interest	(658)

Total operating lease liabilities	2,611
Less: current portion of operating lease liabilities	(1,061)

Total operating lease liabilities, net of current portion	$1,550

6. Accrued Liabilities

Accrued liabilities consisted of the following:

	April 30,
	2021	2020
Accrued operating expenses	$1,130	$319
Accrued bonuses	1,420	780
Accrued vacation	775	506
Accrued payroll and payroll taxes	481	46
Taxes payable	42	68
Other	—	14

Accrued liabilities	$3,848	$1,733

7. Long-Term Debt

On September 24, 2020, WAH Corp. and Kestra entered into the Loan and Security Agreement (the “Loan Agreement”) with a lender, which provided for a Senior Secured Delayed-Draw Term Loan in an aggregate principal amount of up to $50.0 million (the “Term Loan”). Borrowings under the Term Loan will be available in up to three tranches, which are subject to the Company achieving certain funding, regulatory or revenue milestones as defined in the Loan Agreement, with $20.0 million available in the first tranche and $15.0 million available in each of the second and third tranches.

WEST AFFUM INTERMEDIATE HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

April 30, 2021 and 2020

(in thousands, except share and per share amounts)

The Term Loan bears interest on outstanding balances of 14.5% per annum, all of which can be paid-in-kind, accrued and added to the principal balance and compounded quarterly until the earlier of the repayment or maturity date of the Term Loan. Prior to the draw of the second tranche, the Company must meet certain equity funding levels and obtain regulatory approval. Following achievement of the milestones for the second tranche, the Term Loan will bear interest of 12.5% per annum, up to 6.5% of which can be paid-in-kind, accrued and added to the principal and compounded quarterly until the earlier of either the repayment or maturity date of the Term Loan. All interest is due and payable quarterly in arrears, with any paid-in-kind interest designations made no more frequently than quarterly. Interest on the Term Loan, consisting of the stated interest rate and amortization of debt issuance costs, is recognized under the effective interest method using a rate of 16.6% as of April 30, 2021.

Upon the draw of each tranche under the Loan Agreement, the Company will issue warrants to the lender to purchase common units of the Parent equal to 1.0% of the fully diluted common equity ownership of the Parent at the draw of the first tranche, with a strike price equal to the most recent equity offering by the Parent prior to the issuance of the warrants. However, the Loan Agreement itself does not result in an obligation for the Company to issue warrants.

All outstanding tranches under the Term Loan will mature on September 24, 2025 and have interest-only payments through maturity. The principal amount is due upon maturity and may be prepaid in whole or in part subject to certain prepayment penalties as defined in the Loan Agreement.

The Company may use the proceeds from the Term Loan solely for working capital and to fund its general business requirements. The Company’s obligations under the Loan Agreement are secured by a first priority security interest in substantially all of its current and future assets. The Company guarantees payment and performance of all obligations under the Term Loan. While any amounts are outstanding under the Loan Agreement, the Company is subject to a number of affirmative and negative covenants, including covenants regarding dispositions of property, business combinations or acquisitions, among other customary covenants. The Company is required to meet certain quarterly revenue targets beginning with the fiscal quarter ending on July 31, 2022. If the Company fails to achieve certain quarterly revenue targets, any outstanding tranches of the Term Loan would begin to amortize over twenty-four months and the applicable interest rate would increase by 1.0%, subject to certain provisions. The Company is also required to maintain a minimum unrestricted cash balance of $1.5 million throughout the life of the Term Loan. As of April 30, 2021, the Company was compliant with all covenants under the Loan Agreement.

On December 28, 2020, the Company drew the first tranche of the Term Loan pursuant to the terms of the Loan Agreement in the amount of $20.0 million. The Company incurred a 1.0% facility fee of the total available loan amount of $50.0 million upon the draw of the first tranche. The Company also incurred legal fees of $832 for both the Company and the lender. The Company recognized a portion of the facility fee and legal fees as a discount to the long-term debt liability and a portion as in other long-term assets, relative to the tranche draws, both of which are amortized as interest expense over the term of the loan on a straight-line basis. In conjunction with the draw on the first tranche, the Company issued a warrant to the lender to purchase up to 49,044 shares of the Parent’s common units at an exercise price of $22.63 per share. The warrant is immediately exercisable and expires on December 28, 2030. The fair value of the warrant as of December 28, 2020 was $320 and was recognized as a debt discount and as a warrant liability. The debt discount is amortized over the term of the loan to interest expense. As of April 30, 2021, the debt discount balance related to the warrant was $298 net of accumulated amortization of $22.

WEST AFFUM INTERMEDIATE HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

April 30, 2021 and 2020

(in thousands, except share and per share amounts)

As of April 30, 2021, the Term Loan balance was $20.2 million. During the year ended April 30, 2021, the Company recognized interest expense of $1.2 million related to the Term Loan. Of this amount, $129 was related to amortization of the facility fee and legal fees, $22 was related to amortization of the debt discount recognized in connection with the warrant and $1.0 million was related to interest expense. The Company elected to pay $1.0 million of interest in kind during the year ended April 30, 2021 and recognized the paid-in-kind interest as an increase to the Term Loan balance as of April 30, 2021.

8. Fair Value Measurement

The following table presents the Company’s fair value hierarchy for its classified assets and liabilities measured at fair value on a recurring basis as of April 30, 2021 and 2020, as discussed in Note 2, Significant Accounting Policies, Fair Value of Financial Instruments:

	Level 1	Level 2	Level 3
April 30, 2021
Assets
Cash and cash equivalents	$24,342	$—	$—
Restricted cash	512	—	—

Total assets	$24,854	$—	$—

Liabilities
Warrant liability	—	—	360

Total liabilities	$—	$—	$360

April 30, 2020
Assets
Cash and cash equivalents	$5,756	$—	$—
Restricted cash	512	—	—

Total assets	$6,268	$—	$—

The Company classifies its money market funds, which are valued based on quoted market prices in active markets with no valuation adjustment, as cash and cash equivalents within the fair value hierarchy.

As of April 30, 2021, the fair value of the long-term debt, net of discounts, approximated its carrying value. The fair value of long-term debt was determined using quoted market prices, when available, or discounted cash flows based on various factors, including maturity schedules and current market rates. Long-term debt has been classified as Level 2 of the fair value hierarchy.

As of April 30, 2021, the warrant liability in the table above consisted of the fair value of warrants issued to the lender of the Term Loan in connection with the draw of the Term Loan to purchase common shares of the Company and is included in other long-term liabilities on the consolidated balance sheet. The warrant liability is based on significant inputs not observable in the market, which represent a Level 3 measurement within the fair value hierarchy. The Company’s valuation of the warrant liability utilized the Black-Scholes option-pricing model, which incorporates assumptions and estimates to value the common stock warrants.

As of April 30, 2021, the quantitative elements associated with the Company’s Level 3 inputs impacting the fair value measurement of the warrant liability included the fair value per share of the underlying common

WEST AFFUM INTERMEDIATE HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

April 30, 2021 and 2020

(in thousands, except share and per share amounts)

stock, the remaining contractual term of the warrant, risk-free interest rate, expected dividend yield and expected volatility of the price of the underlying common stock. The change in fair value of warrant liability was $40 for the year ended April 30, 2021, which is included in other expense, net within the Consolidated Statements of Operations and Comprehensive loss.

A reconciliation of the Level 3 liabilities is as follows:

Fair value of Level 3 liabilities as of April 30, 2020	$—
Initial fair value of warrant liability	320
Change in fair value of warrant liability	40

Fair value of Level 3 liabilities as of April 30, 2021	$360

There were no transfers into or out of the Level 1, 2 or 3 fair value hierarchies for the years ended April 30, 2021 and 2020.

9. Income Taxes

The components of loss before provision for income taxes were as follows for the years ended:

	April 30,
	2021	2020
U.S. operations	$2,059	$2,376
Foreign operations	(35,973)	(31,695)

Net loss before provision for income taxes	$(33,914)	$(29,319)

The Company is subject to U.S. federal income tax as well as income tax in various states. Additionally, the Company consists of a Cayman Islands parent company with U.S. subsidiaries. Under the current laws of the Cayman Islands, the Company is not subject to tax on its income.

For purposes of the reconciliation between the provision (benefit) for income taxes at the statutory rate and the effective tax rate, a notional U.S. federal statutory rate of 21.0% is applied to pretax income, as a result of the following for the years ended:

	April 30,
	2021	2020
Tax benefit at U.S. statutory rate	$(7,122)	$(6,157)
Non-taxable foreign income	7,554	6,656
Non-deductible expenses	408	17
Research and development credit	(876)	(1,136)
Return to provision	164	(22)
Change in valuation allowance	59	790

Provision for income taxes	$187	$148

WEST AFFUM INTERMEDIATE HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

April 30, 2021 and 2020

(in thousands, except share and per share amounts)

Significant components of the deferred tax assets and liabilities were as follows:

	April 30,
	2021	2020
Deferred tax assets
U.S. research and development credits	$3,096	$2,991
Accrued liabilities	231	269
Operating lease liability	548	95

Total deferred tax assets	3,875	3,355
Less: valuation allowance for deferred tax assets	(3,180)	(3,121)

Net deferred tax assets	695	234
Deferred tax liabilities
Property and equipment	(69)	(99)
Prepaid expenses	(111)	(48)
Right-of-use-asset	(515)	(87)

Total deferred tax liabilities	(695)	(234)

Net deferred taxes	$—	$—

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, carry back opportunities and tax planning strategies in making the assessment. The Company believes it is more likely than not it will not realize the benefits of these deductible differences and has applied a full valuation allowance against them.

The Company has $3,096 in U.S. research and development credits which will begin to expire in 2037. There were no net operating losses for U.S. federal income taxes as of April 30, 2021.

The Company began to file independent tax returns in the United States in 2021. No income tax filings are required in the Cayman Islands.

The Company determines whether a tax position is more likely than not to be sustained upon examination based on the technical merits of the position in accordance with Topic 740, Income Taxes. For tax positions meeting the more likely than not threshold, the tax amount recognized in the consolidated financial statements is reduced by the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authority.

WEST AFFUM INTERMEDIATE HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

April 30, 2021 and 2020

(in thousands, except share and per share amounts)

The total balance of unrecognized gross tax benefits was as follows as of:

	April 30,
	2021	2020
Unrecognized tax benefits at beginning of year	$(332)	$(263)
Additions based on tax positions taken in the current year	(97)	(74)
Additions based on tax positions taken in the prior year	(110)	—
Decreases based on tax positions taken in prior years	8	5

Unrecognized tax benefits at end of year	$(531)	$(332)

All of the unrecognized tax benefits as of April 30, 2021 are accounted for as a reduction in deferred tax assets. Due to the valuation allowance, none of the unrecognized tax benefits would affect the effective tax rate, if recognized. The Company does not believe it is reasonably possible that the unrecognized tax benefits will significantly change in the next twelve months. The Company recognized interest and penalties related to unrecognized tax benefits as income tax expense. There were no accrued interest or penalties related to unrecognized tax benefits for the year ended April 30, 2021 or 2020. The Company does not expect any significant change in the unrecognized tax benefits during the next twelve months.

10. Stockholder’s Equity

The Company had 5,000,000 shares of common stock authorized and 105,808 shares issued and outstanding with a par value of $0.01 as of April 30, 2021 and 2020. Each share of common stock is entitled to one vote. On December 30, 2019, the stockholder of the Parent requested that all contributions from the Parent from January 1, 2019 through December 30, 2019 be recharacterized. The Company recharacterized 10,141 shares of common stock to additional paid-in capital. The recharacterization is retroactively reflected in the Consolidated Statements of Stockholder’s Equity as of April 30, 2019. All subsequent contributions in 2020 were recorded in the same manner. All funding prior to January 1, 2019 has been received by the Parent at $1,000 per share. On August 25, 2020, all existing ownership interests in WAH Corp. were converted into an equivalent number of newly issued shares in the Company pursuant to the Contribution and Exchange.

11. Equity Incentive Plan

Certain employees and contractors of the Company have been granted equity incentive units (“Incentive Units”) of the Parent. The Parent has the ability to issue any number of additional Incentive Units at its discretion. The Incentive Units allow the holder to participate in the equity of the Parent subject to participation thresholds as defined by the Parent. Upon termination, the Company has the right but not the obligation to repurchase vested incentive units at fair market value within seven months following termination.

The Parent has issued Incentive Units to certain employees and contractors of the Company which are vested based upon project milestones defined by the Parent. In the year ended April 30, 2021, the Parent issued Incentive Units that vest based on continued service. Any unvested Incentive Units are automatically forfeited upon a separation.

Compensation cost of Incentive Units is estimated on the date of grant. In June 2020, the Company achieved a performance milestone which allowed certain Incentive Units to vest and resulted in the recognition

WEST AFFUM INTERMEDIATE HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

April 30, 2021 and 2020

(in thousands, except share and per share amounts)

of $864 of stock-based compensation expense. In September 2020, the Company achieved another vesting project milestone, which allowed additional Incentive Units to vest and resulted in the recognition of $859 of stock-based compensation expense. The Company recognized $140 of stock-based compensation expense related to time-based vested Incentive Units during the year ended April 30, 2021. No further vesting milestones were achieved during the year ended April 30, 2021. As of April 30, 2021 and 2020, total Incentive Units vested were 581,897 and 152,775, respectively.

The following table summarizes all Incentive Unit activity:

Incentive
Units
Outstanding at April 30, 2019	679,789
Granted	175,150
Forfeited / repurchased	(57,378)

Outstanding at April 30, 2020	797,561
Granted	257,871
Forfeited / repurchased	(1,000)

Outstanding at April 30, 2021	1,054,432

The Company recorded stock-based compensation in the following expense categories of its Consolidated Statements of Operations and Comprehensive Loss for the year ended:

April 30, 2021
Research and development	$952
Selling, general and administrative	911

Total stock-based compensation expense	$1,863

The Company only had Incentive Units that vest based upon project milestones outstanding during the year ended April 30, 2020. The Company determined that project milestones were not probable of occurring as of April 30, 2020 and therefore did not recognize any stock-based compensation expense during the year ended April 30, 2020.

As of April 30, 2021 and 2020, total unvested Incentive Units were 472,535 and 644,786, respectively. As of April 30, 2021, the unrecognized compensation cost for outstanding Incentive Units was $2,303, $1,444 of which was related to time-based vesting Incentive Units, and the weighted-average period over which this cost is expected to be recognized is approximately 3.6 years. $860 of unrecognized compensation cost at April 30, 2021 was related to Incentive Units that vest based on performance conditions, which will be recognized when performance conditions become probable to occur.

WEST AFFUM INTERMEDIATE HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

April 30, 2021 and 2020

(in thousands, except share and per share amounts)

In determining the compensation cost of the Incentive Units, the fair value for each Incentive Unit has been estimated at the date of grant using the Black-Scholes model. The significant assumptions used in these calculations are summarized as follows:

	April 30,
	2021	2020
Expected volatility	80%	55%
Expected time to liquidity	2 years	2 years
Risk free rate	0.16%	0.20%
Dividend yield	0%	0%
Estimated fair value	$6.03	$8.43

The weighted average grant date fair value of Incentive Units for the years ended April 30, 2021 and 2020 were $6.03 and $8.43, respectively.

12. Commitments and Contingencies

From time to time, the Company may become involved in litigation relating to claims arising from the ordinary course of business. The Company considers the likelihood of loss or impairment of an asset, or the incurrence of a liability, as well as the ability to reasonably estimate the amount of loss, in determining loss contingencies. An estimated loss contingency is accrued when information available prior to issuance of the consolidated financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the consolidated financial statements, and the amount or range of loss can be reasonably estimated. Legal costs are expensed as incurred. Gain contingencies are not recognized until they’re realized or realizable.

The Company enters into indemnification agreements with its officers and directors, and the Company’s certificate of incorporation and bylaws include similar indemnification obligations to its officers and directors. To date, there have been no claims under any indemnification provisions, therefore there is no accrual of such amounts as of April 30, 2021. The Company is unable to determine the maximum potential impact of these indemnifications on the future results of operations.

Management believes that there are currently no other claims or actions pending against the Company where the ultimate disposition could have a material effect on the Company’s results of operations, financial condition or cash flows.

13. Defined Contribution Plan

The Company sponsors a defined contribution retirement savings plan under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “401(k) Plan”), for its full-time employees, which covers all eligible employees in the United States. The 401(k) Plan provides for matching and discretionary contributions by the Company. For the years ended April 30, 2021 and 2020, matching and discretionary contributions by the Company totaled $412 and $375, respectively.

14. Net Loss Per Share Attributable to Common Stockholder

Basic net loss per share attributable to the common stockholder is calculated by dividing net loss by the weighted average number of shares of common stock outstanding during the period and excludes any dilutive

WEST AFFUM INTERMEDIATE HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

April 30, 2021 and 2020

(in thousands, except share and per share amounts)

effects of employee stock-based awards. Diluted net loss per share is computed giving effect to all potentially dilutive shares of common stock, including common stock issuable upon vesting of stock-based payment awards. For the years ended April 30, 2021 and 2020, the Company did not have any dilutive shares. For all periods presented, there is no difference in the number of shares used to compute basic and diluted shares outstanding due to the Company’s net loss position.

The following table sets forth the computation of basic and diluted net loss per share attributable to the common stockholder for the years ended:

	April 30,
	2021	2020
Numerator:
Net loss attributable to common stockholder
– basic and diluted	$(34,101)	$(29,467)
Denominator:
Weighted average shares of common stock outstanding
– basic and diluted	105,808	105,808
Net loss per share attributable to common stockholder
– basic and diluted	$(322)	$(278)

The Company has Incentive Units issued and outstanding under an equity incentive plan that may be settled in common units of the Parent. The Company also issued warrants in connection with the draw of the first tranche under the Term Loan that may be settled in common units of the Parent. The Incentive Units and warrants are not considered participating securities as they do not participate in dividends from the Company and therefore, would not be included in the calculation of both the basic and diluted loss per share.

15. Subsequent Events

The Company has evaluated subsequent events through the date the consolidated financial statements were available to be issued on August 25, 2021.

On June 17, 2021, the Company amended its office lease commencing on May 1, 2020 to expand the leased space, commencing on September 1, 2021. The amendment is subject to all terms and conditions of the original office lease agreement and expires in April 2024. The additional monthly rental costs associated with the lease amendment ranges from $25 to $26.

On July 27, 2021, the Company received U.S. Food and Drug Administration (FDA) Premarket Approval for the Company’s ASSURE® Wearable Cardioverter Defibrillator (WCD) system. The approval triggered a vesting milestone for 212,113 incentive units and the Company recorded $846 of stock-based compensation expense. Furthermore, the Company submitted evidence of the FDA Premarket Approval of the ASSURE® WCD system to its lender under the Term Loan. In accordance with the Loan Agreement, once evidence of FDA Premarket Approval has been received and acknowledged by the lender, the interest rate on the Term Loan will decrease from 14.5% to 12.5% per annum of which up to 6.5% can be paid-in-kind, accrued and added to the principal and compounded quarterly until the earlier of either the repayment or maturity date of the Term Loan. The lender has not acknowledged receipt of FDA Premarket Approval as of the date of issuance of the consolidated financial statements.

Through and including                 , 2021 (25 days after the commencement of this offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscription.

                Shares

Common Shares

Preliminary Prospectus

BofA Securities

                , 2021

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common shares being registered. All amounts shown are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee and the initial listing fee.

AMOUNT
SEC registration fee	$	*
FINRA filing fee		*
listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$

*	To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to Section 281 of the Companies Act.

We will adopt provisions in our amended and restated bye-laws to be in effect upon the closing of this offering that will provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. Our amended and restated bye-laws to be in effect upon the closing of this offering will provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer or any claims of violations of the Securities Act or the Exchange Act. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We have purchased and maintain a directors’ and officers’ liability policy for such a purpose.

In connection with this offering, we expect to enter into indemnification agreements with each of our directors and executive officers. These indemnification agreements will provide the directors and executive officers with contractual rights to indemnification and expense advancement that are, in some cases, broader than the specific indemnification provisions contained under Bermuda law but do not include indemnities in respect of liabilities arising due to the fraud or dishonesty of directors or executive officers.

In addition, the underwriting agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act, or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act. No underwriters were involved in any of the following transactions.

Incentive Units

In the fiscal year ended April 30, 2019, we granted 239,306 incentive units of West Affum LP to certain employees and service providers pursuant to our 2014 Employee Equity Plan.

In the fiscal year ended April 30, 2020, we granted 175,150 incentive units of West Affum LP to certain employees and service providers pursuant to our 2014 Employee Equity Plan.

In the fiscal year ended April 30, 2021, we granted 257,871 incentive units of West Affum LP to certain employees and service providers pursuant to our 2014 Employee Equity Plan.

Upon the consummation of the Organizational Transactions, all incentive units will be exchanged for our common shares, which will vest on the same terms applicable to the incentive units being exchanged.

Warrants

On December 28, 2020, we issued warrants to purchase 49,044 common units of West Affum LP to Kennedy Lewis Management LP at a strike price of $22.63 per unit in connection with the KLIM Facility pursuant to the Existing Warrant Agreement. In connection with this offering, we expect to cancel or exchange the warrants underlying the Existing Warrant Agreement for warrants to purchase                 common shares pursuant to the Warrant Agreement with Kennedy Lewis Management LP or an affiliate thereof at a strike price of $                .

Organizational Transactions

Pursuant to the Organizational Transactions described in the prospectus that forms a part of this Registration Statement, we will issue common shares to existing holders of partnership interests in West Affum LP in exchange for such holders’ partnership interests.

The offers and sales of the above securities were deemed to be exempt from registration under the Securities Act of 1933 in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the above securities represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. Appropriate legends were placed upon any stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits.

The list of exhibits set forth under the Exhibit Index appearing immediately prior to the signature pages to this registration statement is incorporated herein by reference.

(b) Financial Statement Schedules.

See Index to consolidated financial statements on Page F-1. All schedules have been omitted because they are not required or are not applicable.

ITEM 17. UNDERTAKINGS.

(1)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(2)	The undersigned registrant hereby undertakes that:

(A)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(B)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Form of Underwriting Agreement†

3.1	Certificate of Incorporation†

3.2	Memorandum of Association†

3.3	Form of Amended and Restated Bye-laws of the Registrant†

4.1	Form of Common Share Certificate†

5.1	Opinion of Kirkland & Ellis LLP†

5.2	Opinion of Walkers (Bermuda) Limited, Bermuda Counsel to the Registrant†

10.1	Form of Registration Rights Agreement†

10.2	Form of Shareholders Agreement†

10.3	2021 Incentive Plan†+

10.4	Forms of Equity Award Agreements under 2021 Incentive Plan†+

10.5	Form of Indemnification Agreement†+

10.6	Employment Agreement, dated as of October 17, 2016, between Kestra Medical Technologies, Inc. and Brian Webster†+

10.7	Employment Agreement, dated as of October 26, 2016, between Kestra Medical Technologies, Inc. and Traci S. Umberger†+

10.8	Team Member Agreement, dated as of September 14, 2017, between Kestra Medical Technologies, Inc. and Phillip D. Foshee, Jr.†+

10.9	Employment Agreement, dated as of September 10, 2021, between Kestra Medical Technologies, Ltd. and Vaseem Mahboob†+

10.10	Loan and Security Agreement, dated as of September 24, 2020, among Kennedy Lewis Management LP, as collateral agent, the lenders party thereto, West Affum Holdings Corp. and Kestra Medical Technologies, Inc., as borrowers, and the guarantors party thereto†#

21.1	Subsidiaries of the Registrant†

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, as to West Affum Intermediate Holdings Corp.†

23.2	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, as to Kestra Medical Technologies, Ltd.†

23.3	Consent of Kirkland & Ellis LLP (included as part of Exhibit 5.1)†

23.4	Consent of Walkers (Bermuda) Limited (included as part of Exhibit 5.2)†

24.1	Power of Attorney (included in signature page)†

†	To be filed by amendment.

+	Indicates management contract or compensatory plan.

#

Certain schedules and exhibits to this agreement have been omitted in accordance with Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the Securities and Exchange Commission on request.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Kirkland, Washington, on the         day of                 , 2021.

KESTRA MEDICAL TECHNOLOGIES, LTD.

By:
Brian Webster President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Brian Webster and Traci S. Umberger, and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

Brian Webster	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2021

Vaseem Mahboob	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2021

Traci S. Umberger	General Counsel, Chief Administrative Officer and Director	, 2021

Christopher Gordon	Director	, 2021

Nicholas Downing	Director	, 2021

SIGNATURE	TITLE	DATE

John Paul (“JP”) Chilazi	Director	, 2021

Orly Mishan	Director	, 2021

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this registration statement, solely in its capacity as the duly authorized representative of Kestra Medical Technologies, Ltd., in Kirkland, Washington, on                 , 2021.

KESTRA MEDICAL TECHNOLOGIES, LTD.

By:
Name:	Brian Webster
Title:	President and Chief Executive Officer